NO ACT

PE 9-11-07

07085530

December 7, 2007

Act: 1939
Section: 314(d)
Rule:
Public Availability: 12/7/2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pregis Corporation
Incoming letter dated September 11, 2007

Based on the facts presented, the Division's view is as follows. Capitalized terms have the same meanings defined in your letter.

So long as no default has occurred or is continuing under the Indenture, the provisions of Section 314(d) of the Trust Indenture Act of 1939 are inapplicable to the Indenture governing the Second Priority Senior Secured Floating Rate Notes due 2013. In reaching this position, we have noted that:

- the notes issued under the Indenture are secured by agreements that are external to the Indenture;
- decisions regarding whether Collateral is maintained or released are made by a party other than the indenture trustee;
- neither the indenture trustee nor the holders of the indenture securities have any control over these decisions; and
- the Collateral securing the indenture securities also secures other debt.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2007

Mail Stop 3010

Michael A. Levitt
Fried, Frank Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980

RE: Pregis Corporation

Dear Mr. Levitt:

In regard to your letter of September 11, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram, Deputy
Office of Chief Counsel

Pregis Corporation Interpretative Request to
U.S. Securities & Exchange Commission Regarding Trust Indenture Act

September 11, 2007

1. Interpretative Request, dated September 11, 2007

2. Exhibits

   A. Intercreditor Agreement

   B. Senior Secured Floating Rate Notes Indenture

   C. First Lien Security Agreement

   D. Second Lien Security Agreement

   E. Senior Pledge Agreement

   F. Subordinated Pledge Agreement

   G. First Lien Intellectual Property Security Agreement

   H. Second Lien Intellectual Property Security Agreement

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004-1980
Tel: +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com

FRIED FRANK

Section 314(d) of the Trust
Indenture Act of 1939

September 11, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jonathan A. Ingram

Re: Request for Interpretation of Section 314(d) of the Trust Indenture Act of 1939

Ladies and Gentlemen:

On behalf of Pregis Corporation, a Delaware corporation ("Pregis"), we hereby request that the Staff of the Securities and Exchange Commission (the "Commission") issue an interpretative letter under the Trust Indenture Act of 1939 (the "Act") concurring with our opinion that Section 314(d) of the Act is inapplicable to Pregis's indenture described below, so long as no default has occurred or is continuing under the indenture, because (1) notes issued under the indenture are secured pursuant to agreements that are external to the indenture, (2) decisions regarding whether collateral is maintained or released are made by a party other than the indenture trustee, (3) neither the indenture trustee nor the holders of the indenture securities have any control over these decisions, and (4) the collateral securing the indenture securities also secures other debt.

I. BACKGROUND

A. Description of Pregis' Business

Pregis and its subsidiaries (together, the "Company") constitute an international manufacturer, marketer and supplier of protective packaging products. The Company's product offering includes protective packaging, flexible barrier packaging, rigid packaging and hospital supplies. The Company serves a diversified range of end-markets including general industrial, foodservice, electronics, medical, furniture, consumer products, building products, agricultural, retail and other specialty industries. The Company currently operates 45 facilities in 18 countries in North America, Europe and Egypt. For the 12 months ended June 30, 2007, the Company generated net sales of $950.3 million.

B. Notes and Second Priority Liens

On October 12, 2005, Pregis entered into an indenture (as amended from time to time, the "Indenture"), among Pregis, Pregis Holding II Corporation, a Delaware corporation ("Pregis Holding II"), Pregis Management Corporation, a Delaware corporation ("Pregis Management"), Pregis Innovative Packaging Inc., a Delaware corporation ("Pregis Innovative"), Hexacomb Corporation, an Illinois corporation ("Hexacomb" and together with Pregis Holding II, Pregis Management and Pregis Innovative, the "Guarantors"), The Bank of New York Trust Company, N.A., as successor trustee, collateral agent, registrar and paying agent (the "Trustee"), and RSM Robson Rhodes LLP, as Irish paying agent.

Pursuant to the Indenture, on October 12, 2005, Pregis issued €100,000,000 aggregate principal amount of its Second Priority Senior Secured Floating Rate Notes due 2013 (the "Initial Notes") in a private offering in reliance upon exemptions from registration under the Securities Act (the "Securities Act"). In connection with the issuance of the Initial Notes, Pregis and the Guarantors entered into a registration rights agreement (the "Registration Rights Agreement") that required Pregis and the Guarantors to file a registration statement (the "Registration Statement") with the Commission in order to effect a registered exchange offer (the "Exchange Offer"). Pursuant to the Exchange Offer, Pregis agreed to offer to issue an aggregate principal amount of up to €100,000,000 of its Second Priority Senior Secured Floating Rate Notes due 2013 pursuant to a transaction registered under the Securities Act of 1933, as amended, in exchange for the Initial Notes (the "Exchange Notes" and, together with the Initial Notes, the "Notes") which would be identical in all material respects to the Initial Notes but contain no transfer restrictions and bear no restrictive legends. On December 15, 2005, Pregis and the Guarantors filed a Registration Statement with the Commission in accordance with the terms and conditions of the Registration Rights Agreement. The Registration Statement was declared effective by the Commission on May 11, 2007 and the Company consummated the Exchange Offer on June 15, 2007. 100% of the Initial Notes were exchanged for Exchange Notes.

Pregis is the sole direct obligor under the Indenture, Pregis Holding II is the direct parent of Pregis and a guarantor under the Indenture, and the three other Guarantors are direct wholly owned subsidiaries of Pregis. The Exchange Notes are wholly and unconditionally guaranteed on a senior secured basis by the same entities which guaranteed the Initial Notes.

Pregis's obligations under the Exchange Notes and the Guarantors' obligations under the guarantees are secured on a second priority basis by a lien on (1) substantially all of Pregis' and each Guarantor's existing and future property and assets, including, without limitation, real estate, receivables, contracts, inventory, cash and cash accounts, equipment, documents, instruments, intellectual property, chattel paper, investment property, supporting obligations and general intangibles, with minor exceptions, (2) all of the capital stock or other securities of Pregis' and each Guarantor's existing or future direct or indirect domestic subsidiaries and (3)

66% of the capital stock or other securities of Pregis' and each Guarantor's existing or future direct foreign subsidiaries (collectively, the "Collateral").

The liens with respect to the Notes were not created or granted under the Indenture, but instead were created and granted pursuant to and are subject to the terms of several security agreements. In particular, the liens with respect to the Notes were granted pursuant to the terms of (1) a Second Lien Security Agreement, dated October 12, 2005 (the "Second Lien Security Agreement"), among Pregis, the Guarantors and The Bank of New York Trust Company, N.A., as successor trustee and collateral agent, (2) a Subordinated Pledge Agreement, dated October 12, 2005 (the "Subordinated Pledge Agreement"), between Pregis, as pledgor, and The Bank of New York Trust Company, N.A., as successor security agent, (3) a Second Lien Intellectual Property Security Agreement, dated October 12, 2005 (the "Second Lien Intellectual Property Agreement" and together with the Second Lien Security Agreement and the Subordinated Pledge Agreement, the "Second Lien Security Documents"), among Pregis, the Guarantors and The Bank of New York Trust Company, N.A., as successor trustee, and (4) an Intercreditor Agreement, dated October 12, 2005 (the "Intercreditor Agreement"), between The Bank of New York Trust Company, N.A., as successor collateral agent, and Credit Suisse, as the first priority lien representative, and acknowledged and consented to by Pregis and the Guarantors. Copies of the Indenture, the Second Lien Security Documents and the Intercreditor Agreement are attached to this application.

C. Rights of First Lien Lenders in the Collateral

The Collateral which secures the Notes on a second priority basis also secures Pregis's senior credit agreement on a first priority basis. Pregis is a party to a Credit Agreement, dated as of October 12, 2005, among Pregis Holding II Corporation, Pregis, the Guarantors, the lenders party thereto from time to time, Credit Suisse as administrative agent, Lehman Brothers Inc., as syndication agent, and Credit Suisse and Lehman Brothers Inc., as joint lead arrangers and joint bookrunners (the "Credit Agreement"). The Credit Agreement is secured pursuant to the terms of (1) a First Lien Security Agreement, dated October 12, 2005 (the "First Lien Security Agreement"), among Pregis, the Guarantors and Credit Suisse as collateral agent for the secured parties referred to therein, (2) a Senior Pledge Agreement, dated October 12, 2005 (the "Senior Pledge Agreement"), between Pregis, as pledgor, and Credit Suisse, as collateral agent, (3) a First Lien Intellectual Property Security Agreement, dated October 12, 2005 (the "First Lien Intellectual Property Agreement" and together with the First Lien Security Agreement and the Senior Pledge Agreement, the "First Lien Security Documents" and the liens created thereby, the "First Priority Liens"), among Pregis, the Guarantors and Credit Suisse as collateral agent, and (4) the Intercreditor Agreement.

The Intercreditor Agreement clarifies the relationship between the lenders under the Credit Agreement (the "First Priority Lenders") and the holders of Notes under the Indenture (the "Second Priority Secured Parties"). Section 3.1 of the Intercreditor Agreement provides that Credit Suisse on behalf of the First Priority Lenders has the exclusive right to enforce rights, exercise remedies and make determinations regarding the release, disposition or restrictions with respect to the Collateral without consultation with or the consent of the Second Priority Secured

Parties or the Trustee under the Indenture. Further, Section 3.1 of the Intercreditor Agreement provides that the Trustee and the Second Priority Secured Parties may not contest, protest or object to any foreclosure proceeding or action brought with respect to the collateral by Credit Suisse on behalf of the First Priority Lenders—Credit Suisse and the senior lenders may enforce their rights and exercise their remedies all in such order and in such manner as they may determine in the exercise of their sole discretion, including the rights to sell or otherwise dispose of collateral upon foreclosure. Further, the Intercreditor Agreement provides that the Trustee and the Second Priority Secured Parties may not take any action that would hinder any exercise of remedies undertaken by Credit Suisse or the First Priority Lenders, including any sale, lease, exchange, transfer or other disposition of Collateral, and the Trustee on behalf of the Second Priority Secured Parties waives any rights it may have to object to the manner in which Credit Suisse or the First Priority Lenders seek to enforce or collect their rights in the Collateral. In addition, Section 2.2 of the Intercreditor Agreement provides that the Trustee and the Second Priority Secured Parties may not (and they waive any right to) contest or support anyone else in contesting, in any proceeding (including any insolvency or liquidation proceeding), the validity, perfection, priority, validity or enforceability of the liens securing the First Priority Lenders. The second priority security interest held by the noteholders is colloquially referred to as a "silent second" due to the absence of rights and control reflected in the Intercreditor Agreement.

The noteholders also do not control the collateral in connection with a bankruptcy or insolvency of the Company. Section 3.1 of the Intercreditor Agreement provides that, whether or not any insolvency or liquidation proceeding has been commenced by or against the Company, the Second Priority Secured Parties may not exercise or seek to exercise any rights or remedies (including setoff) with respect to any collateral or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), may not contest, protest or object to any foreclosure proceeding or action brought with respect to the collateral by the First Priority Lenders, and may not object to the forbearance by the First Priority Lenders from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the collateral.

In addition, Section 5.1(a) of the Intercreditor Agreement provides that if at any time Pregis, any Guarantor or any First Priority Lender delivers notice to the Trustee that any specified Collateral has been sold, transferred or otherwise disposed of in a transaction permitted under the Credit Agreement, then the liens in favor of the Second Priority Secured Parties on such Collateral will automatically be released and discharged at such time as the liens on such Collateral securing the First Priority Lenders are released without any right of the Trustee to prevent such action from occurring. Upon delivery to the Trustee of a notice from Credit Suisse stating that any release of liens securing the First Priority Lenders has become effective, the Trustee must promptly execute and deliver such instruments, releases or other documents confirming such release on customary terms. In Section 5.1(b) of the Intercreditor Agreement, the Trustee appointed Credit Suisse as its attorney-in-fact with full power and authority to carry out the terms of this provision.

The Intercreditor Agreement also provides that the liens securing the Second Priority Secured Parties will be automatically released and discharged upon the discharge and release of the liens securing the First Priority Lenders (unless an event of default under the Indenture exists at the time of the release), without any right of the Trustee to prevent such action from occurring.

Section 12.02(b) of the Indenture provides that each noteholder "agrees to all of the terms and provisions of the Intercreditor Agreement and the other Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral and the automatic amendment or waiver of the Security Documents pursuant to the terms of the Intercreditor Agreement)". In addition, Section 12.02(a) of the Indenture provides that in the event of a conflict between the terms of the Indenture and the Intercreditor Agreement, the Intercreditor Agreement shall prevail.[1]

The senior rights of the First Priority Lenders in the Collateral as described in the Intercreditor Agreement are disclosed throughout the Registration Statement. A risk factor entitled "Holders of the senior secured floating rate notes will not control decisions regarding collateral" states: "The holders of the first priority lien obligations control substantially all matters related to the collateral securing the senior secured floating rate notes. The holders of the first priority lien obligations may cause the collateral agent to dispose of, release, or foreclose on, or take other actions with respect to, the collateral with which holders of the senior secured floating rate notes may disagree or that may be contrary to the interests of holders of the senior secured floating rate notes. To the extent collateral is released from securing the first priority obligations, the second priority liens securing the senior secured floating rate notes will also be released. If all of the first priority liens are released, and no event of default under the indenture governing the senior secured floating rate notes exists, all of the second priority liens will be released." The offering memorandum which offered the notes in October 2005 contained substantially the same disclosures. Investors are accordingly well aware when they make their investment decision that the holders of the second priority liens will have no control over the collateral.[2]

---

1 Notwithstanding Section 12.02(a) of the Indenture, Section 13.01 of the Indenture, entitled "Trust Indenture Act Controls," provides that "[i]f any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA Section 318(c), or with another provision included in this Indenture by operation of Section 310 to 318, inclusive, of the TIA, the imposed duties shall control."

2 The Intercreditor Agreement provides that (A) in any insolvency or liquidation proceeding commenced by or against the Company, the Trustee may file a proof of claim with respect to its claims in the bankruptcy proceeding, and (B) the Trustee may take any action (not adverse to the prior liens securing the First Priority Lenders) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection and priority of its lien on, the Collateral.

D. Description of Certain Provisions of the Act and the Indenture

Section 314(d) of the Act requires the delivery of certificates or opinions upon the release of collateral subject to the lien of the indenture. Each such release of collateral requires the obligor to deliver to the indenture trustee a certificate or opinion of an engineer, appraiser or other expert as to the fair value of the collateral to be released and a statement that, in the opinion of the expert, the proposed release will not impair the security under the indenture in violation of the indenture's terms. The certificate or opinion must be delivered by an independent expert if the fair value of the collateral and all other property released since the commencement of the then current calendar year is equal to or greater than 10% of the aggregate principal amount of the indenture securities at the time outstanding. Section 12.07 of the Indenture provides that Pregis will cause Section 314(d) of the Act to be complied with and will furnish to the Trustee all documents required by Section 314(d) of the Act.

The terms of Pregis's Indenture indicate that the collateral release provisions of Section 314(d) of the Act should not be applied to the second priority security interest of the noteholders. Consistent with the Intercreditor Agreement provisions described above, the Indenture provides that if the holders of the First Priority Liens release all or any portion of the Collateral, the noteholders under the Indenture are automatically deemed to release the same collateral. See Section 12.04(d) of the Indenture. Further, the Indenture provides that the Notes are secured (on a second priority basis) only as long as the Credit Agreement is secured, and that the Notes will no longer be secured if the Credit Agreement is repaid or no longer secured. See Section 12.04(d) of the Indenture. The Indenture also provides that the noteholders and the Trustee will not control the Collateral or release of the Collateral, but that the holders of the First Priority Liens control the Collateral and releases of the Collateral. See Section 12.04(c) of the Indenture ("Each Holder of a Note, by accepting such Note, acknowledges and agrees that, so long as any First Priority Lien Obligations are outstanding, the holders of the First Priority Liens will control at all times all remedies and other actions related to the Collateral and the Second Priority Liens will not entitle the Collateral Agent, the Trustee or the Holders of any Notes to take any action whatsoever with respect to the Collateral"). The Indenture specifically contemplates that the holders of First Priority Liens control collateral releases and provides that such releases do not constitute an impairment of the Collateral under the Indenture. Section 12.04(d) of the Indenture.

In this interpretative request, we request that the Staff of the SEC concur with our opinion that Section 314(d) of the Act is inapplicable to Pregis's Indenture, so long as no default has occurred or is continuing under the Indenture, because (1) notes issued under the Indenture are secured pursuant to agreements that are external to the Indenture, (2) decisions regarding whether collateral is maintained or released are made by a party other than the indenture trustee, (3) neither the indenture trustee nor the holders of the indenture securities have any control over these decisions, and (4) the collateral securing the indenture securities also secures other debt. The legislative intent of Section 314(d) demonstrates that the statute is intended to protect investors against abuses by the company arising from the release and substitution of collateral by requiring, upon the release of collateral, the delivery to the indenture trustee of a certificate or opinion that such release will not impair the security under the indenture in contravention of the terms thereof. This purpose is not served, however, if the security arrangements are created pursuant to documents other than the indenture and the indenture trustee has no control over the release of collateral. In such cases, the statute merely imposes an unnecessary burden on a party without providing any protection to investors. We believe that Section 314(d) of the Act should not be applicable where a third party controls the security rather than the indenture trustee.

II. DISCUSSION

A. Purposes of Trust Indenture Act

The Act was adopted to protect purchasers of publicly-issued debt securities from certain abusive practices. One such abuse was the practice of substituting collateral of significantly lesser value for the collateral originally subject to a lien under an indenture, thus reducing the noteholders' security. See Hazard v. Chase National Bank, 159 Misc. 57, 287 N.Y.S. 541 (Sup. Ct. 1936), aff'd, 257 App. Div. 950, 14 N.Y.S.2d 147 (1939), aff'd, 282 N.Y. 652, 26 N.E. 2d 801, cert. Denied, 311 U.S. 708 (1940). In Hazard, the obligor under an indenture requested a release of the lien on certain securities pledged as collateral in order to exchange those pledged securities for other securities. It was later determined that the substituted securities were of significantly less value than the originally pledged securities. In accordance with the indenture, the trustee agreed to allow the release and substitution of the collateral upon receipt of written certification from the obligor as to the satisfaction of certain required financial tests specified in the indenture, but without conducting an independent valuation of either the released or the substituted collateral. Section 314(d) of the Act seeks to prevent these kind of abuses by providing the trustee with certificates and opinions so that the trustee can independently determine whether proposed releases of collateral comply with the terms of indentures intended to protect noteholders.

The protections provided by Section 314(d) seem most applicable when an indenture provides the trustee with control over the collateral and discretion to release the collateral based on its valuation as well as a valuation of any remaining or substituted collateral. However, this rationale for Section 314(d) is inapplicable when notes issued under an indenture are secured on a junior basis with other debt pursuant to documents other than the indenture and the trustee has no control over the collateral. The abuses cited in Hazard are not applicable where first priority lenders control the collateral and the company can only make changes to the collateral with the consent of the first priority lenders. Where the collateral secures other debt on a senior basis (senior to the indenture securities) and the trustee has no control over the collateral, it appears to us that Section 314(d) should not be applicable as the certificates and opinions required by Section 314(d) in our view do not provide protection to investors.

B. Control of Collateral By Third Party

We believe that Section 314(d) of the Act is not applicable where a third party creditor, with rights senior to the rights of the noteholders, controls all aspects of the collateral. The Commission has concluded that an exemption from the requirements of Section 314(d) is necessary and appropriate in the public interest where "(1) the notes issued under the indenture are secured by agreements that are external to the indenture; (2) decisions regarding whether collateral is maintained or released are made by a party other than the indenture trustee; (3) neither the indenture trustee nor the holders of the indenture securities have any control over these decisions; and (4) the collateral securing the indenture securities also secures other debt." See Allied Waste North America, Inc. (August 8, 2001). In the Allied Waste exemptive order, the Commission concluded that Allied Waste did not need to comply with Section 314(d) of the Act where the indenture was secured by collateral on an equal and ratable basis with the company's credit facility and the lenders under the credit facility controlled dispositions of collateral and where, as here, the notes would no longer be secured if the credit facility was no longer secured. In Pregis' case, where the Notes are secured on a second priority basis, junior to the holders of the First Priority Liens, as compared to Allied Waste, where the notes were secured on an equal and ratable basis, equal to the first lien lenders, the case is even stronger that Section 314(d) should not apply, because the noteholders as Second Priority Secured Parties have no expectation that they would ever have control over the Collateral ahead of the holders of the First Priority Liens.

This policy position is consistent with the policies articulated in the Commission's no-action letter issued to International Harvester Co. (April 25, 1983), where the Commission concluded that an indenture did not need to comply with Section 314(d) where the notes were secured only equally and ratably with other creditors, and the notes were entitled to be secured only in the event, to the extent, and for so long as the other creditors had a lien on the assets of the issuer. In the International Harvester indenture, as in the Pregis Indenture, in the event that the lien in favor of the other creditors terminated, either by the terms of the indebtedness owing to the other creditors or with the consent of the other creditors, the lien in favor of the noteholders would also terminate. In International Harvester, as in Pregis, the noteholders had no contractual right under the indenture to control (or influence in any way) the release of collateral from their lien.

We believe that the Act contemplates an indenture where the trustee holds the collateral securing the indenture securities and has control over the release and maintenance of the collateral. If the indenture trustee does not hold and control the collateral, then requiring the obligor in respect of the securities to deliver a certificate or opinion to the indenture trustee regarding the fair value of the collateral does not serve the contemplated purpose. Because the Indenture does not govern the release or maintenance of the Collateral and the Trustee has no control over this Collateral, including its release, the delivery of certificates and opinions to the Trustee in accordance with Section 314(d), in our view, would not provide protection to investors. The First Priority Lenders have complete discretion as to whether to retain or release Collateral, and they are under no obligation to obtain the consent of, or event consult with, the Trustee in making any such decision. For example, should the First Priority Lenders, or Credit Suisse on their behalf, decide to release the lien on the shares of Hexacomb in order to permit Pregis to sell Hexacomb to a third party, neither the Trustee nor the noteholders would have any contractual right to prevent such release of the lien. Under these circumstances, where the trustee essentially has no discretion with respect to the security interest, we believe that Section 314(d) is inapplicable.

C. Notice to Trustee and Noteholders

Pregis entered into its Credit Agreement, and issued the Initial Notes, in October 2005. At the time, Pregis concluded that the most cost-effective manner of raising capital was to borrow under a first lien bank facility and to issue second priority notes. As is typical in the first lien / second lien structure, the banks required complete control of the Collateral. Pregis and its investment banks made a business decision that the noteholders would prefer the second lien, with no control over the Collateral, to no Collateral at all. The Trustee and the noteholders were aware of the terms of the Indenture, wherein the Trustee and the noteholders would have no control over the Collateral or release of the Collateral.

At the time the Notes were offered to qualified institutional buyers (QIB's) and other purchasers outside the United States, Pregis disclosed to potential noteholders that the noteholders would not control the Collateral and that the holders of the First Priority Liens would control collateral releases. This same disclosure is repeated in the Registration Statement related to the Exchange Notes. The offering memorandum and Registration Statement also disclose that the Notes contain a covenant package designed to provide protection to noteholders in the form of significant restrictions on the ability of Pregis and its subsidiaries to engage in a variety of transactions. For example, the asset sale covenant in the Indenture places significant restrictions on the ability of Pregis and its subsidiaries to dispose of assets and restricts their ability to utilize the proceeds of any asset sale. The Indenture provides other protections to noteholders by including various restrictive covenants, including limitations on making restricted payments in Section 4.07, limitations on incurring additional indebtedness in Section 4.09, limitations on entering into transactions with affiliates in Section 4.11, limitations on incurring additional liens in Section 4.12 and limitations on selling assets in Section 4.10. The covenant package provides noteholders with significant protections that restrict Pregis from engaging in transactions harmful to the noteholders.

Finally, the Commission or the Staff of the Commission has in many other instances concluded that Section 314(d) should not be applicable to collateral releases in the ordinary course of business. Companies have been permitted to sell inventory and collect accounts receivable in the ordinary course of business without complying with Section 314(d). Compliance with the certificate requirements in Section 314(d) of the Act for these dispositions would have been impractical and prohibitively expensive and would have impaired the issuer's ability to operate its business in the ordinary course. See requests to the Commission or the Staff by Intcomex d/b/a Software Brokers of America, Inc. (order dated October 31, 2006); Mrs. Fields Famous Brands, LLC (order dated March 24, 2005); Hard Rock Hotel, Inc. (order dated January 5, 2004); Algoma Steel Inc. (avail. December 23, 2004); Arch Wireless Holdings (avail. May 24, 2004); Coltec Industries, Inc. (order dated August 17, 1998); Metallurg, Inc. (order dated April 2, 1997); Jack Eckerd Corporation (avail. February 5, 1991); New World Entertainment, Ltd. (avail. May 31, 1988); and Mary Kay Cosmetics, Inc. (avail. June 17, 1986).

III. CONCLUSION

For the reasons stated above, we request that the Staff of the Commission issue an interpretative letter concurring with our opinion that Section 314(d) of the Act is inapplicable to Pregis's Indenture, so long as no default has occurred or is continuing under the Indenture, because (1) notes issued under the Indenture are secured pursuant to agreements that are external to the Indenture, (2) decisions regarding whether collateral is maintained or released are made by a party other than the indenture trustee, (3) neither the indenture trustee nor the holders of the indenture securities have any control over these decisions, and (4) the collateral securing the indenture securities also secures other debt. We believe that compliance with Section 314(d) would be unduly burdensome and is not necessary for the protection of noteholders or necessary or appropriate in the public interest, and that issuance of the requested interpretation is consistent with the protection of investors and the purposes fairly intended by the Act.

If the Staff is not inclined to respond favorably to this request, we would appreciate the opportunity to discuss the Staff's concerns prior to any written response to this letter. Should you have any questions or require any additional information in connection with this request, please call me at 212-859-8735.

Very truly yours,

Michael Levitt

Michael A. Levitt

cc: Steven C. Huston, Esq.
Vice President, General Counsel
and Secretary
Pregis Corporation

List of Documents Related to Interpretative Request

A. Intercreditor Agreement, dated October 12, 2005, between The Bank of New York Trust Company, N.A., as successor collateral agent, and Credit Suisse, as the first priority lien representative, and acknowledged and consented to by Pregis and the Guarantors.
B. Senior Secured Floating Rate Notes Indenture (filed as Exhibit 4.1 to Pregis's Form S-4 (Amendment No. 1) on February 14, 2006)
C. First Lien Security Agreement (filed as Exhibit 10.2 to Pregis's Form S-4 (Amendment No. 1) on February 14, 2006)
D. Second Lien Security Agreement (filed as Exhibit 10.3 to Pregis's Form S-4 (Amendment No. 1) on February 14, 2006)
E. Senior Pledge Agreement (filed as Exhibit 10.4 to Pregis's Form S-4 (Amendment No. 1) on February 14, 2006)
F. Subordinated Pledge Agreement (filed as Exhibit 10.5 to Pregis's Form S-4 (Amendment No. 1) on February 14, 2006)
G. First Lien Intellectual Property Security Agreement (filed as Exhibit 10.6 to Pregis's Form S-4 (Amendment No. 1) on February 14, 2006)
H. Second Lien Intellectual Property Security Agreement (filed as Exhibit 10.7 to Pregis's Form S-4 (Amendment No. 1) on February 14, 2006)

EXECUTION COPY

INTERCREDITOR AGREEMENT

INTERCREDITOR AGREEMENT dated as of October 12, 2005, among CREDIT SUISSE (*"CS"*), as Intercreditor Agent, The Bank of New York, as Trustee, PREGIS HOLDING II CORPORATION, a Delaware corporation (*"Holdings"*), PREGIS CORPORATION, a Delaware corporation (the *"Company"*), and each Subsidiary of the Company listed on Schedule I hereto or that becomes a party hereto pursuant to Section 8.21 hereof.

A. The Company is party to the Credit Agreement dated as of October 12, 2005, (as Amended and Refinanced from time to time, the *"Credit Agreement"*), among Holdings, the Company, certain Subsidiaries of the Company, the lenders party thereto from time to time, CS, as administrative agent, Lehman Brothers Inc., as syndication agent, and Credit Suisse and Lehman Brothers Inc., as joint lead arrangers and joint bookrunners.

B. The Company is also party to the Indenture dated as of October 12, 2005, (as Amended and Refinanced from time to time, the *"Floating Rate Notes Indenture"*), among the Company, Holdings, certain Subsidiaries of the Company and The Bank of New York, as trustee.

C. It is a condition precedent to the making of Advances and the issuance of Letters of Credit by the Senior Lenders under the Credit Agreement, the entry into Secured Hedge Agreements by the Hedge Banks and the initial purchase of the Floating Rate Notes that the Intercreditor Agent, the Trustee and the Loan Parties shall have executed and delivered this Agreement.

Accordingly, in consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions.

1.1. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

"Agreement" shall mean this Agreement, as amended, renewed, extended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

"as Amended and Refinanced" shall mean and include, in respect of any Indebtedness, (a) such Indebtedness as extended, renewed, defeased, amended, modified, supplemented, restructured, refinanced, replaced, refunded or repaid, and (b) any other Indebtedness issued in exchange or replacement for or to refinance such Indebtedness, in whole or in part, whether with the same or different lenders, arrangers and/or agents and whether with a larger or smaller aggregate principal amount and/or a longer or shorter maturity.

"Bankruptcy Law" shall mean Title 11 of the United States Code and any similar Federal, state or foreign law for the relief of debtors.

"Common Collateral" shall mean all of the assets of any Grantor, whether real, personal or mixed, constituting both Senior Lender Collateral and Second-Priority Collateral.

"Company" shall have the meaning set forth in the preamble.

"Comparable Second-Priority Collateral Document" shall mean, in relation to any Common Collateral subject to any Lien created under any Senior Collateral Document, those Second-Priority Collateral Documents that create a Lien on the same Common Collateral, granted by the same Grantor.

"Credit Agreement" shall have the meaning set forth in the recitals.

"Deposit Account" shall have the meaning set forth in the Uniform Commercial Code.

"Deposit Account Collateral" shall mean that part of the Common Collateral comprised of or contained in Deposit Accounts or Securities Accounts.

"DIP Financing" shall have the meaning set forth in Section 6.1.

"Discharge of Senior Lender Claims" shall mean payment in full in cash (except for contingent indemnities and cost and reimbursement obligations to the extent no claim has been made) of (a) all Obligations in respect of all outstanding First-Lien Indebtedness and, with respect to letters of credit or letter of credit guaranties outstanding thereunder, delivery of cash collateral or backstop letters of credit in respect thereof in compliance with the Credit Agreement, in each case after or concurrently with the termination of all commitments to extend credit thereunder and (b) any other Senior Lender Claims that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid; *provided* that the Discharge of Senior Lender Claims shall not be deemed to have occurred if such payments are made with the proceeds of other First-Lien Indebtedness that constitutes an exchange or replacement for or a refinancing of such Obligations or Senior Lender Claims.

"First-Lien Indebtedness" shall mean all Obligations arising under the Credit Agreement or any other Senior Lender Document, whether or not such Obligations constitute Indebtedness, including, without limitation, (a) Hedging Obligations arising under Secured Hedge Agreements and (b) Obligations under any Credit Agreement that is an exchange or replacement for or an extension, increase or refinancing of any other First-Lien Indebtedness.

"*Floating Rate Notes*" shall mean (a) the initial €100,000,000 in aggregate principal amount of second-priority senior secured floating rate notes due 2013 issued pursuant to the Floating Rate Notes Indenture, (b) the exchange notes issued in exchange therefor as contemplated by the Registration Rights Agreement dated as of October 12, 2005, among the Company, certain of the Company's Subsidiaries and Credit Suisse First Boston LLC, as representative of the initial purchasers party thereto, and (c) any additional notes issued under the

Floating Rate Notes Indenture by the Company, to the extent permitted by the Senior Lender Documents and the Second-Priority Documents.

"Floating Rate Notes Indenture" shall have the meaning set forth in the recitals.

"Grantors" shall mean the Company, Holdings and each of the Company's Subsidiaries that has executed and delivered a Second-Priority Collateral Document or a Senior Collateral Document.

"***Hedge Banks***" shall have the meaning set forth in the Credit Agreement.

"***Hedging Obligations***" shall mean, with respect to any Person, all obligations and liabilities, whether now owing or hereafter arising, of such Person in respect of interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other hedging arrangements.

"***Indebtedness***" shall mean and include all obligations that constitute "Debt" within the meaning of the Credit Agreement.

"***Indenture Secured Parties***" shall mean the Persons holding Noteholder Claims, including the Trustee.

"***Insolvency or Liquidation Proceeding***" shall mean (a) any voluntary or involuntary case or proceeding under any Bankruptcy Law with respect to any Grantor or Holdings, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Grantor or Holdings or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of any Grantor or Holdings whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Grantor or Holdings.

"***Intercreditor Agent***" shall mean CS, in its capacity as administrative agent and collateral agent for the Senior Lenders under the Credit Agreement and the other Senior Lender Documents entered into pursuant to the Credit Agreement, together with its successors (or, if there is more than one Credit Agreement, such agent or trustee as is designated "Intercreditor Agent" by Senior Lenders holding a majority of the Senior Lender Claims then outstanding) and permitted assigns under the Credit Agreement exercising substantially the same rights and powers.

"Lien" shall mean any lien, security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor.

"Noteholder Claims" shall mean all Obligations in respect of the Floating Rate Notes or arising under the Noteholder Documents or any of them, including all fees and expenses of the Trustee thereunder.

"Noteholder Collateral" shall mean all of the assets of any Grantor, whether real, personal or mixed, with respect to which a Lien is granted as security for any Noteholder Claim.

"Noteholder Collateral Documents" shall mean the Noteholder Security Agreement and any other security agreement, assignment or other agreement, document or instrument pursuant to which a Lien is granted by any Grantor or other Person to secure any Noteholder Claims or under which rights or remedies with respect to any such Lien are governed.

"Noteholder Documents" shall mean (a) the Floating Rate Notes Indenture, the Floating Rate Notes, the Noteholder Collateral Documents and (b) any other related document or instrument executed and delivered pursuant to any Noteholder Document described in clause (a) above evidencing or governing any Obligations thereunder.

"Noteholder Security Agreement" shall mean the Security Agreement dated as of October 12, 2005, among the Company, the other Grantors and the Trustee.

"Obligations" shall mean, with respect to any Person, any payment, performance or other obligations of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any Insolvency or Liquidation Proceeding. Without limiting the generality of the foregoing, the Obligations of any Grantor under any Senior Lender Document or Second-Priority Lender Document include (a) the obligations to pay principal, interest (including interest accrued on or accruing after the commencement of any Insolvency or Liquidation Proceeding, whether or not a claim for post-filing interest is allowed in such proceeding), letter of credit commissions (if applicable), charges, expenses, fees, attorneys' fees and disbursements, indemnities and other amounts payable by such Grantor to reimburse any amount in respect of any of the foregoing that any Senior Lender or Second-Priority Secured Party, in its sole discretion, many elect to pay or advance on behalf of such Grantor.

"Officers' Certificate" shall have the meaning set forth in the Floating Rate Notes Indenture.

"Person" shall mean an individual, partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

"Pledged Collateral" shall mean the Common Collateral in the possession of the Intercreditor Agent (or its agents or bailees), to the extent that possession thereof perfects a Lien thereon under the Uniform Commercial Code.

"Recovery" shall have the meaning set forth in Section 6.4.

"Required Lenders" shall mean, with respect to any Credit Agreement, those Senior Lenders the approval of which is required to approve an amendment or modification of, termination or waiver of any provision of or consent to any departure from such Credit

Agreement (or would be required to effect such consent under this Agreement if such consent were treated as an amendment of the Credit Agreement).

"Second-Priority Agent" shall mean the Trustee as agent for the Indenture Secured Parties.

"Second-Priority Claims" shall mean the Noteholder Claims and all other Obligations in respect of, or arising under, the Second-Priority Documents.

"Second-Priority Collateral" shall mean the Noteholder Collateral.

"Second-Priority Collateral Agreements" shall mean the Noteholder Collateral Agreement.

"Second-Priority Collateral Documents" shall mean the Noteholder Collateral Documents and any other agreement, document or instrument pursuant to which a Lien is now or hereafter granted securing any Second-Priority Claims or under which rights or remedies with respect to such Liens are at any time governed.

"Second-Priority Designated Agent" shall mean such agent or trustee as is designated "Second-Priority Designated Agent" by Second-Priority Secured Parties holding a majority in principal amount of the Second-Priority Claims then outstanding; it being understood that as of the date of this agreement and for so long as any Noteholder Claims remain outstanding, the Trustee shall be so designated Second-Priority Designated Agent.

"Second-Priority Documents" shall mean the Noteholder Documents.

"Second-Priority Lien" shall mean any Lien on any assets of the Company or any other Grantor securing any Second-Priority Claims.

"Second-Priority Secured Parties" shall mean the Indenture Secured Parties and all other Persons holding any Second-Priority Claims.

"Secured Hedge Agreements" shall have the meaning set forth in the Credit Agreement.

"Securities Account" shall have the meaning set forth in the Uniform Commercial Code.

"Senior Collateral Documents" shall mean the Senior Security Agreement and any other security agreement, mortgage or other agreement, document or instrument pursuant to which a Lien is now or hereafter granted securing any Senior Lender Claims or under which rights or remedies with respect to such Liens are at any time governed.

"Senior Lender Claims" shall mean (a) all First-Lien Indebtedness outstanding, and (b) all other Obligations (not constituting Indebtedness under any such First-Lien Indebtedness) with respect to First-Lien Indebtedness, including all Senior Lender Hedging Obligations. Senior Lender Claims shall include all interest and expenses accrued or accruing

(or that would, absent the commencement of an Insolvency or Liquidation Proceeding, accrue) after the commencement of an Insolvency or Liquidation Proceeding in accordance with and at the rate specified in the relevant Senior Lender Document whether or not the claim for such interest or expenses is allowed or allowable as a claim in such Insolvency or Liquidation Proceeding.

"Senior Lender Collateral" shall mean all of the assets of any Grantor or Holdings, whether real, personal or mixed, with respect to which a Lien is granted as security for any Senior Lender Claim.

"Senior Lender Documents" shall mean the Credit Agreement, the Senior Collateral Documents and each of the other agreements, documents and instruments (including each agreement, document or instrument providing for or evidencing a Senior Lender Hedging Obligation) providing for, evidencing or securing any Obligation under the Credit Agreement and any other related document or instrument executed or delivered pursuant to any Senior Lender Document at any time or otherwise evidencing or securing any Indebtedness arising under any Senior Lender Document.

"Senior Lender Hedging Obligations" shall mean any Hedging Obligations secured by any Common Collateral under the Senior Collateral Documents.

"Senior Lenders" shall mean the Persons holding Senior Lender Claims, including the Senior-Priority Agents.

"Senior Security Agreement" shall mean the Security Agreement dated as of October 12, 2005, among the Company, the other Grantors, Holdings and CS, as collateral agent for the secured parties referred to therein.

"Senior-Priority Agent" shall mean the collateral agent under the Credit Agreement.

"Subsidiary" shall mean any "Subsidiary" of the Company as defined in the Credit Agreement.

"Trustee" shall mean The Bank of New York, in its capacity as trustee under the Floating Rate Notes Indenture and collateral agent under the Noteholder Collateral Documents, and its permitted successors.

"Uniform Commercial Code" or ***"UCC"*** shall mean the Uniform Commercial Code as from time to time in effect in the State of New York.

1.2. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified in accordance with this Agreement, (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections shall be construed to refer to Sections of this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 2. Lien Priorities.

2.1. Subordination of Liens. Notwithstanding the date, time, manner or order of filing or recordation of any document or instrument or grant, attachment or perfection of any Liens granted to the Second-Priority Secured Parties on the Common Collateral or of any Liens granted to the Intercreditor Agent or the Senior Lenders on the Common Collateral and notwithstanding any provision of the UCC, or any applicable law or the Second-Priority Documents or the Senior Lender Documents or any other circumstance whatsoever, each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, hereby agrees that: (a) any Lien on the Common Collateral securing any Senior Lender Claims now or hereafter held by or on behalf of the Intercreditor Agent or any Senior Lenders or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall have priority over and be senior in all respects and prior to any Lien on the Common Collateral securing any Second-Priority Claims and (b) any Lien on the Common Collateral securing any Second-Priority Claims now or hereafter held by or on behalf of the Trustee or any Second-Priority Secured Parties or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Common Collateral securing any Senior Lender Claims. All Liens on the Common Collateral securing any Senior Lender Claims shall be and remain senior in all respects and prior to all Liens on the Common Collateral securing any Second-Priority Claims for all purposes, whether or not such Liens securing any Senior Lender Claims are subordinated to any Lien securing any other obligation of the Company, any other Grantor or any other Person.

2.2. Prohibition on Contesting Liens. Each Second-Priority Agent, for itself and on behalf of each applicable Second-Priority Secured Party, and the Senior Priority Agent, for itself and on behalf of each Senior Lender, agrees that it shall not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the validity, perfection, priority, validity or enforceability of (a) a Lien securing any Senior Lender Claims held (or purported to be held) by or on behalf of the Intercreditor Agent or any of the Senior Lenders or any agent or trustee therefor in any Senior Lender Collateral or (b) a Lien securing any Second-Priority Claims held (or purported to be held) by or on behalf of any Second-Priority Secured Party in the Common Collateral, as the case may be; *provided, however*, that nothing in this Agreement shall be construed to prevent or impair the rights of the Intercreditor Agent or any Senior Lender to enforce this Agreement (including the priority of the Liens securing the Senior Lender Claims as provided in Section 2.1) or any of the Senior Lender Documents.

2.3. No New Liens. So long as the Discharge of Senior Lender Claims has not occurred, the parties hereto agree that, after the date hereof, if any Second-Priority Agent shall hold any Lien on any assets of the Company or any other Grantor securing any Second-Priority Claims that are not also subject to the first-priority Lien in respect of the Senior Lender Claims under the Senior Lender Documents, such Second-Priority Agent shall notify the Intercreditor Agent promptly upon becoming aware thereof and, upon demand by the Intercreditor Agent or the Company, (a) such Second-Priority Agent will assign or release such Lien and the benefits thereof to the Intercreditor Agent (and/or its designee) as security for the applicable Senior Lender Claims (in the case of an assignment, each Second-Priority Agent may retain a junior lien on such assets subject to the terms hereof), and (b) the applicable Grantor will grant to the Intercreditor Agent, for the benefit of the Senior Lenders, a first-priority Lien on such collateral pursuant to the Senior Collateral Documents.

2.4. Perfection of Liens. Neither the Intercreditor Agent nor the Senior Lenders shall be responsible for perfecting and maintaining the perfection of Liens with respect to the Common Collateral for the benefit of the Second-Priority Agents and the Second-Priority Secured Parties. The provisions of this Intercreditor Agreement are intended solely to govern the respective Lien priorities as between the Senior Lenders and the Second-Priority Secured Parties and shall not impose on the Intercreditor Agent, the Second-Priority Agents, the Second-Priority Secured Parties or the Senior Lenders or any agent or trustee therefor any obligations in respect of the disposition of proceeds of any Common Collateral which would conflict with prior perfected claims therein in favor of any other Person or any order or decree of any court or governmental authority or any applicable law.

Section 3. Enforcement.

3.1. Exercise of Remedies.

(a) So long as the Discharge of Senior Lender Claims has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, (i) no Second-Priority Agent or any Second-Priority Secured Party will (x) exercise or seek to exercise any rights or remedies (including setoff) with respect to any Common Collateral or any other security in respect of any applicable Second-Priority Claims, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or object to any foreclosure proceeding or action brought with respect to the Common Collateral or any other collateral by the Intercreditor Agent or any Senior Lender in respect of the Senior Lender Claims, the exercise of any right by the Intercreditor Agent or any Senior Lender (or any agent or sub-agent on their behalf) in respect of the Senior Lender Claims under any lockbox agreement, control agreement, landlord waiver or bailee's letter or similar agreement or arrangement to which any Second-Priority Agent or any Second-Priority Secured Party either is a party or may have rights as a third party beneficiary, or any other exercise by any such party, of any rights and remedies relating to the Common Collateral or any other collateral under the Senior Lender Documents or otherwise in respect of Senior Lender Claims, or (z) object to the forbearance by the Senior Lenders from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Common Collateral or any other collateral in respect of Senior Lender Claims and (ii) except as otherwise provided herein, the Intercreditor Agent and the Senior Lenders shall have the exclusive right to enforce rights, exercise remedies (including setoff and the right to credit bid their debt) and make determinations regarding the release, disposition or restrictions with respect to the Common Collateral without any consultation with or the consent of any Second-Priority Agent or any Second-Priority Secured Party; *provided*, *however*, that (A) in any Insolvency or Liquidation Proceeding commenced by or against the Company or any other Grantor, each Second-Priority Agent may file a proof of claim with respect to the applicable Second-Priority Claims and (B) each Second-Priority Agent may take any action (not adverse to the prior Liens on the Common Collateral securing the Senior Lender Claims, or the rights of the Intercreditor Agent or the Senior Lenders to exercise remedies in respect thereof) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection and priority of its Lien on, the Common Collateral. In exercising rights and remedies with respect to the Senior Lender Collateral, the Intercreditor Agent and the Senior Lenders may enforce the provisions of the Senior Lender Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Common Collateral or other collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code of any applicable jurisdiction and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

(b) So long as the Discharge of Senior Lender Claims has not occurred, each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, agrees that it will not take or receive any Common Collateral or other collateral or any proceeds of Common Collateral or other collateral in connection with the exercise of any right or remedy (including setoff) with respect to any Common Collateral or other collateral in respect of the applicable Second-Priority Claims. Without limiting the generality of the foregoing, unless and until the Discharge of Senior Lender Claims has occurred, except as expressly provided in the proviso in clause (ii) of Section 3.1(a), the sole right of the Second-Priority Agents and the Second-Priority Secured Parties with respect to the Common Collateral or any other collateral is to hold a Lien on the Common Collateral or such other collateral in respect of the applicable Second-Priority Claims pursuant to the Second-Priority Documents, as applicable, for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of Senior Lender Claims has occurred.

(c) Each Second-Priority Agent, for itself and on behalf of each applicable Second-Priority Secured Party, agrees that no Second-Priority Agent or Second-Priority Secured Party will take any action that would hinder any exercise of remedies undertaken by the Intercreditor Agent or the Senior Lenders with respect to the Common Collateral or any other collateral under the Senior Loan Documents, including any sale, lease, exchange, transfer or other disposition of the Common Collateral or such other collateral, whether by foreclosure or otherwise, and (ii) each Second-Priority Agent, for itself and on behalf of each applicable Second-Priority Secured Party, hereby waives any and all rights it or any Second-Priority Secured Party may have as a junior lien creditor or otherwise to object to the manner in which the Intercreditor Agent or the Senior Lenders seek to enforce or collect the Senior Lender Claims or the Liens granted in any of the Senior Lender Collateral, regardless of whether any action or failure to act by or on behalf of the Intercreditor Agent or Senior Lenders is adverse to the interests of the Second-Priority Secured Parties.

(d) Each Second-Priority Agent hereby acknowledges and agrees that no covenant, agreement or restriction contained in any applicable Second-Priority Document shall be deemed to restrict in any way the rights and remedies of the Intercreditor Agent or the Senior Lenders with respect to the Senior Lender Collateral as set forth in this Agreement and the Senior Lender Documents.

3.2. Cooperation. Subject to the proviso in clause (ii) of Section 3.1(a), each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, agrees that, unless and until the Discharge of Senior Lender Claims has occurred, it will not commence, or join with any Person (other than the Senior Lenders and the Intercreditor Agent upon the request thereof) in commencing, any enforcement, collection, execution, levy or foreclosure action or proceeding with respect to any Lien held by it in the Common Collateral or any other collateral under any of the applicable Second-Priority Documents or otherwise in respect of the applicable Second-Priority Claims.

Section 4. Payments.

4.1. Application of Proceeds. So long as the Discharge of Senior Lender Claims has not occurred, the Common Collateral and any other collateral in respect of the Second-Priority Claims or proceeds thereof received in connection with the sale or other disposition of, or collection on, such Common Collateral or other collateral upon the exercise of remedies, shall be applied by the Intercreditor Agent to the Senior Lender Claims in such order as specified in the relevant Senior Lender Documents until the Discharge of Senior Lender Claims has occurred. Upon the Discharge of Senior Lender Claims, subject to Section 5.7 hereof, the Intercreditor Agent shall deliver promptly to the Second-Priority Designated Agent any Common Collateral or proceeds thereof held by it in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct to be applied by the Second-Priority Designated Agent ratably to the Second-Priority Claims in such order as specified in the Second-Priority Documents.

4.2. Payments Over. Any Common Collateral or other collateral in respect of the Second-Priority Claims or proceeds thereof received by any Second-Priority Agent or any Second-Priority Secured Party in connection with the exercise of any right or remedy (including setoff) relating to the Common Collateral or such other collateral prior to the Discharge of Senior Lender Claims shall be segregated and held in trust for the benefit of and forthwith paid over to the Intercreditor Agent (and/or its designees) for the benefit of the Senior Lenders in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The Intercreditor Agent is hereby authorized to make any such endorsements as agent for any Second-Priority Agent or any such Second-Priority Secured Party. This authorization is coupled with an interest and is irrevocable.

Section 5. Other Agreements.

5.1. Releases.

(a) If, at any time any Grantor or the holder of any Senior Lender Claim delivers notice to each Second-Priority Agent that any specified Common Collateral (including all or substantially all of the equity interests of a Grantor or any of its Subsidiaries) (including for such purpose, in the case of the sale of equity interests in any Subsidiary, any Common Collateral held by such Subsidiary or any direct or indirect Subsidiary thereof) is sold, transferred or otherwise disposed of:

(i) by the owner of such Common Collateral in a transaction permitted under the Credit Agreement; or

(ii) during the existence of any Event of Default under (and as defined in) the Credit Agreement to the extent the Intercreditor Agent has consented to such sale, transfer or disposition:

then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Liens in favor of the Second-Priority Secured Parties upon such Collateral will automatically be released and discharged as and when, but only to the extent, such Liens on such Collateral securing Senior Lender Claims are released and discharged. Upon delivery to each Second-Priority Agent of a notice from the Intercreditor Agent stating that any release of Liens securing or supporting the Senior Lender Claims has become effective (or shall become effective upon each Second-Priority Agent's release) (whether in connection with a sale of such assets by the relevant Grantor pursuant to the preceding sentence or otherwise), each Second-Priority Agent will promptly execute and deliver such instruments, releases, termination statements or other documents confirming such release on customary terms. In the case of the sale of all or substantially all of the capital stock of a Grantor or any of its Subsidiaries, the guarantee in favor of the Second-Priority Secured Parties, if any, made by such Grantor or Subsidiary will automatically be released and discharged as and when, but only to the extent, the guarantee by such Grantor or Subsidiary of Senior Lender Claims is released and discharged.

(b) Each Second-Priority Agent, for itself and on behalf of each applicable Second-Priority Secured Party, hereby irrevocably constitutes and appoints the Intercreditor Agent and any officer or agent of the Intercreditor Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of each Second-Priority Agent or such holder or in the Intercreditor Agent's own name, from time to time in the Intercreditor Agent's discretion, for the purpose of carrying out the terms of this Section 5.1, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Section 5.1, including any termination statements, endorsements or other instruments of transfer or release.

(c) Unless and until the Discharge of Senior Lender Claims has occurred, each Second-Priority Agent, for itself and on behalf of each applicable Second-Priority Secured Party, hereby consents to the application, whether prior to or after a default, of Deposit Account Collateral or proceeds of Common Collateral or other collateral to the repayment of Senior Lender Claims pursuant to the Credit Agreement; *provided* that nothing in this Section 5.1(c) shall be construed to prevent or impair the rights of the Second-Priority Agents or the Second-Priority Secured Parties to receive proceeds in connection with the Second-Priority Claims not otherwise in contravention of this agreement.

5.2. Insurance. Unless and until the Discharge of Senior Lender Claims has occurred, the Intercreditor Agent and the Senior Lenders shall have the sole and exclusive right, subject to the rights of the Grantors under the Senior Lender Documents, to adjust settlement for any insurance policy covering the Common Collateral or any other collateral in respect of the Second-Priority Claims in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Common Collateral or such other collateral. Unless and until the Discharge of Senior Lender Claims has occurred, all proceeds of any such policy and any such award if in respect of the Common Collateral or such other collateral shall be paid (a) first, prior to the occurrence of the Discharge of Senior Lender Claims, to the Intercreditor Agent for the benefit of Senior Lenders pursuant to the terms of the Senior Lender Documents, (b) second, after the occurrence of the Discharge of Senior Lender Claims, to the Second-Priority Agents for the benefit of the Second-Priority Secured Parties pursuant to the terms of the applicable Second-Priority Documents and (c) third, if no Second-Priority Obligations are outstanding, to the owner of the subject property, such other person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. If any Second-Priority Agent or any Second-Priority Secured Party shall, at any time, receive any proceeds of any such insurance policy or any such award in contravention of this Agreement, it shall pay such proceeds over to the Intercreditor Agent in accordance with the terms of Section 4.2.

5.3. Amendments to Second-Priority Collateral Documents.

(a) Without the prior written consent of the Intercreditor Agent and the Required Lenders, no Second-Priority Collateral Document may be amended, supplemented or otherwise modified or entered into to the extent such amendment, supplement or modification, or the terms of any new Second-Priority Collateral Document, would be prohibited by or inconsistent with any of the terms of this Agreement. Each Second-Priority Agent agrees that each applicable Second-Priority Collateral Document shall include the following language (or language to similar effect approved by the Intercreditor Agent):

> "Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the Second-Priority Agent pursuant to this Agreement are expressly subject and subordinate to the liens and security interests granted to Credit Suisse, as collateral agent (and its permitted successors), for the benefit of the lenders referred to below, pursuant to the First Lien Security Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time), from [Pregis Corporation, Pregis Holding Corporation, the other "Grantors" referred to therein] [__________], in favor of Credit Suisse, as collateral agent, and (ii) the exercise of any right or remedy by the Second-Priority Agent hereunder is subject to the limitations and provisions of the Intercreditor Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the "Intercreditor Agreement"), by and among Credit Suisse, as Intercreditor Agent, Pregis Corporation, Pregis Holding Corporation and the subsidiaries party thereto. In the event of any conflict between the terms of the Intercreditor Agreement and the terms of this Agreement, the terms of the Intercreditor Agreement shall govern."

(b) In the event that the Intercreditor Agent or the Senior Lenders under the Credit Agreement or, if there is no Credit Agreement, any other Senior Lenders, enter into any amendment, waiver or consent in respect of or replace any of the Senior Collateral Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any Senior Collateral Document or changing in any manner the rights of the Intercreditor Agent, the Senior Lenders, the Company or any other Grantor thereunder (including the release of any Liens in Senior Lender Collateral), then such amendment, waiver or consent shall apply automatically to any comparable provision of each Comparable Second-Priority Collateral Document without the consent of any Second-Priority Agent or any Second-Priority Secured Party and without any action by any Second-Priority Agent, the Company or any other Grantor; *provided*, that such amendment, waiver or consent does not materially adversely affect the rights of the Second-Priority Secured Parties or the interests of the Second-Priority Secured Parties in the Second-Priority Collateral and not the other creditors of the Company or such Grantor, as the case may be, that have a security interest in the affected collateral in a like or similar manner (without regard to the fact that the Lien of such Senior Collateral Document is senior to the Lien of the Comparable Second-Priority Collateral Document). The Intercreditor Agent shall give written notice of such amendment, waiver or consent to the Second-Priority Agent; *provided* that the failure to give such notice shall not affect the effectiveness of such amendment with respect to the provisions of any Second Priority Collateral Document as set forth in this Section 5.3(b).

(c) Anything contained herein to the contrary notwithstanding, until the Discharge of Senior Lender Claims has occurred, no Second-Priority Collateral Document may be amended, supplemented or otherwise modified or entered into without the prior written consent of the Intercreditor Agent and, without limitation on the foregoing, no Second-Priority Collateral Document shall be entered into unless the collateral covered thereby is also subject to a perfected first-priority interest in favor of the Intercreditor Agent for the benefit of the Senior Lenders pursuant to the Senior Collateral Documents.

5.4 Rights As Unsecured Creditors. Notwithstanding anything to the contrary in this Agreement, the Second-Priority Agents and the Second-Priority Secured Parties may exercise rights and remedies as an unsecured creditor against the Company or any Subsidiary that has guaranteed the Second-Priority Claims in accordance with the terms of the applicable Second-Priority Documents and applicable law, in each case to the extent not inconsistent with the provisions of this Agreement. Nothing in this Agreement shall prohibit the receipt by any Second-Priority Agent or any Second-Priority Secured Party of the required payments of interest and principal so long as such receipt is not the direct or indirect result of the exercise by any Second-Priority Agent or any Second-Priority Secured Party of rights or remedies as a secured creditor in respect of Common Collateral or other collateral or enforcement in contravention of this Agreement of any Lien in respect of Second-Priority Claims held by any of them. In the event any Second-Priority Agent or any Second-Priority Secured Party becomes a judgment lien creditor or other secured creditor in respect of Common Collateral or other collateral as a result of its enforcement of its rights as an unsecured creditor in respect of Second-Priority Claims or otherwise, such judgment or other lien shall be subordinated to the Liens securing Senior Lender Claims on the same basis as the other Liens securing the Second-Priority Claims are so subordinated to such Liens securing Senior Lender Claims under this Agreement. Nothing in this Agreement impairs or otherwise adversely affects any rights or remedies the Intercreditor Agent or the Senior Lenders may have with respect to the Senior Lender Collateral.

5.5. Intercreditor Agent as Gratuitous Bailee for Perfection.

(a) The Intercreditor Agent agrees to hold the Pledged Collateral that is part of the Common Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for each Second-Priority Agent and any assignee solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the Second-Priority Collateral Agreements, subject to the terms and conditions of this Section 5.5.

(b) The Intercreditor Agent agrees to hold the Deposit Account Collateral that is part of the Common Collateral and controlled by the Intercreditor Agent as gratuitous bailee for each Second-Priority Agent and any assignee solely for the purpose of perfecting the security interest granted in such Deposit Account Collateral pursuant to the Second-Priority Collateral Agreements, subject to the terms and conditions of this Section 5.5.

(c) In the event that the Intercreditor Agent (or its agent or bailees) has Lien filings against Intellectual Property that is part of the Common Collateral that are necessary for the perfection of Liens in such Common Collateral, the Intercreditor Agent agrees to hold such Liens as gratuitous bailee for each Second-Priority Agent and any assignee solely for the purpose of perfecting the security interest granted in such Liens pursuant to the Second-Priority Collateral Agreements, subject to the terms and conditions of this Section 5.5.

(d) Except as otherwise specifically provided herein (including Sections 3.1 and 4.1), until the Discharge of Senior Lender Claims has occurred, the Intercreditor Agent shall be entitled to deal with the Pledged Collateral in accordance with the terms of the Senior Lender Documents as if the Liens under the Second-Priority Collateral Documents did not exist. The rights of the Second-Priority Agents and the Second-Priority Secured Parties with respect to such Pledged Collateral shall at all times be subject to the terms of this Agreement.

(e) The Intercreditor Agent shall have no obligation whatsoever to any Second-Priority Agent or any Second-Priority Secured Party to assure that the Pledged Collateral is genuine or owned by the Grantors or to protect or preserve rights or benefits of any Person or any rights pertaining to the Common Collateral except as expressly set forth in this Section 5.5. The duties or responsibilities of the Intercreditor Agent under this Section 5.5 shall be limited solely to holding the Pledged Collateral as gratuitous bailee for each Second-Priority Agent for purposes of perfecting the Lien held by the Second-Priority Secured Parties.

(f) The Intercreditor Agent shall not have by reason of the Second-Priority Collateral Documents or this Agreement or any other document a fiduciary relationship in respect of any Second-Priority Agent or any Second-Priority Secured Party and the Second-Priority Agents and the Second-Priority Secured Parties hereby waive and release the Intercreditor Agent from all claims and liabilities arising pursuant to the Intercreditor Agent's role under this Section 5.5, as agent and gratuitous bailee with respect to the Common Collateral.

(g) Upon the Discharge of Senior Lender Claims, the Intercreditor Agent shall deliver to the Second-Priority Designated Agent, to the extent that it is legally permitted to do so, the remaining Pledged Collateral (if any) and the Deposit Account Collateral (if any) together with any necessary endorsements (or otherwise allow the Second-Priority Designated Agent to obtain control of such Pledged Collateral and Deposit Account Collateral) or as a court of competent jurisdiction may otherwise direct. The Company shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify the Intercreditor Agent for loss or damage suffered by the Intercreditor Agent as a result of such transfer except for loss or damage suffered by the Intercreditor Agent as a result of its own willful misconduct, gross negligence or bad faith. The Intercreditor Agent has no obligation to follow instructions from any Second-Priority Agent in contravention of this Agreement.

(h) Neither the Intercreditor Agent nor the Senior Lenders shall be required to marshal any present or future collateral security for the Company's or its Subsidiaries' obligations to the Intercreditor Agent or the Senior Lenders under the Credit Agreement or the Senior Collateral Documents or any assurance of payment in respect thereof or to resort to such collateral security or other assurances of payment in any particular order, and all of their rights in respect of such collateral security or any assurance of payment in respect thereof shall be cumulative and in addition to all other rights, however existing or arising.

5.6. Second-Priority Designated Agent as Gratuitous Bailee for Perfection.

(a) Upon the Discharge of Senior Lender Claims, the Second-Priority Designated Agent agrees to hold the Pledged Collateral that is part of the Common Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for the other Second-Priority Agents and any assignee solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the applicable Second-Priority Collateral Agreement, subject to the terms and conditions of this Section 5.6.

(b) Upon the Discharge of Senior Lender Claims, the Second-Priority Designated Agent agrees to hold the Deposit Account Collateral that is part of the Common Collateral and controlled by the Second-Priority Designated Agent as gratuitous bailee for the other Second-Priority Agent and any assignee solely for the purpose of perfecting the security interest granted in such Deposit Account Collateral pursuant to the Second-Priority Collateral Agreement, subject to the terms and conditions of this Section 5.6.

(c) In the event that the Second-Priority Designated Agent (or its agent or bailees) has Lien filings against Intellectual Property that is part of the Common Collateral that are necessary for the perfection of Liens in such Common Collateral, upon the Discharge of Senior Lender Claims, the Second-Priority Designated Agent agrees to hold such Liens as gratuitous bailee for the other Second-Priority Agents and any assignee solely for the purpose of perfecting the security interest granted in such Liens pursuant to the applicable Second-Priority Collateral Agreement, subject to the terms and conditions of this Section 5.6.

(d) The Second-Priority Designated Agent, in its capacity as gratuitous bailee, shall have no obligation whatsoever to the other Second-Priority Agents to assure that the Pledged Collateral is genuine or owned by the Grantors or to protect or preserve rights or benefits of any Person or any rights pertaining to the Common Collateral except as expressly set forth in this Section 5.6. The duties or responsibilities of the Second-Priority Designated Agent under this Section 5.6 upon the Discharge of Senior Lender Claims shall be limited solely to holding the Pledged Collateral as gratuitous bailee for the other Second-Priority Agents for purposes of perfecting the Lien held by the applicable Second-Priority Secured Parties.

(e) The Second-Priority Designated Agent shall not have by reason of the Second-Priority Collateral Documents or this Agreement or any other document a fiduciary relationship in respect of the other Second-Priority Agents (or the Second-Priority Secured Parties for which such other Second-Priority Agents is agent) and the other Second-Priority Agents hereby waive and release the Second-Priority Designated Agent from all claims and liabilities arising pursuant to the Second-Priority Designated Agent's role under this Section 5.6, as agent and gratuitous bailee with respect to the Common Collateral.

(f) In the event that the Second-Priority Designated Agent shall cease to be so designated the Second-Priority Designated Agent pursuant to the definition of such term, the then Second-Priority Designated Agent shall deliver to the successor Second-Priority Designated Agent, to the extent that it is legally permitted to do so, the remaining Pledged Collateral (if any) and the Deposit Account Collateral (if any) together with any necessary endorsements (or otherwise allow the successor Second-Priority Designated Agent to obtain control of such Pledged Collateral and Deposit Account Collateral) or as a court of competent jurisdiction may otherwise direct, and such successor Second-Priority Designated Agent shall perform all duties of the Second-Priority Designated Agent as set forth herein. The Company shall take such further action as is required to effectuate the transfer contemplated hereto and shall indemnify the Second-Priority Designated Agent for loss or damage suffered by the Second-Priority Designated Agent as a result of such transfer except for loss or damage suffered by the Second-Priority Designated Agent as a result of its own wilful misconduct, gross negligence or bad faith. The Second-Priority Designated Agent has no obligation to follow instructions from the successor Second-Priority Designated Agent in contravention of this Agreement.

5.7. Release Upon Discharge of Senior Lender Claims; No Release If Event of Default.

(a) Except as otherwise provided in clause (b) of this Section 5.7, upon the Discharge of Senior Lender Claims and the concurrent release of the Liens securing Senior Lender Claims, the Liens in favor of the Second-Priority Secured Parties shall automatically be released and discharged.

(b) Notwithstanding any other provisions contained in this Agreement, if an Event of Default (as defined in the Floating Rate Notes Indenture or any other Second-Priority Document, as applicable) exists on the date of Discharge of Senior Lender Claims, the second-priority Liens on the Second-Priority Collateral securing the Second-Priority Claims relating to such Event of Default will not be released, except to the extent such collateral or any portion thereof was disposed of in order to repay the First-Lien Indebtedness secured by such collateral, and thereafter the applicable Second-Priority Agent will have the right to direct the Intercreditor Agent to foreclose upon such collateral (but in such event, the Liens on such collateral securing the applicable Second-Priority Claims will be released when such Event of Default and all other Events of Default under the Floating Rate Notes Indenture or any other Second-Priority Document, as applicable, cease to exist).

Section 6. Insolvency or Liquidation Proceedings.

6.1. Financing Issues. If the Company or any other Grantor or Holdings shall be subject to any Insolvency or Liquidation Proceeding and the Intercreditor Agent shall desire to permit the use of cash collateral or to permit the Company or any other Grantor or Holdings to obtain financing under Section 363 or Section 364 of Title 11 of the United States Code or any similar provision in any Bankruptcy Law ("***DIP Financing***"), then each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, agrees that it will raise no objection to and will not otherwise contest (a) such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except to the extent permitted by Section 6.3) and, to the extent the Liens securing the Senior Lender Claims under the Credit Agreement or, if no Credit Agreement exists, under the other Senior Lender Documents are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the Common Collateral and any other collateral to such DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second-Priority Claims are so subordinated to Liens securing Senior Lender Claims under this Agreement, (b) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of Senior Lender Claims made by the Intercreditor Agent or any holder of Senior Lender Claims, (c) any lawful exercise by any holder of Senior Lender Claims of the right to credit bid Senior Lender Claims at any sale in foreclosure of Senior Lender Collateral, (d) any other request for judicial relief made in any court by any holder of Senior Lender Claims relating to the lawful enforcement of any Lien on Senior Lender Collateral or (e) any order relating to a sale of assets of any Grantor for which the Intercreditor Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the Liens securing the Senior Lender Claims and the Second-Priority Claims will attach to the proceeds of the sale on the same basis of priority as the Liens securing the Senior Lender Collateral rank to the Liens securing the Second-Priority Collateral in accordance with this Agreement.

6.2. Relief from the Automatic Stay. Until the Discharge of Senior Lender Claims has occurred, each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Common Collateral or any other collateral, without the prior written consent of the Intercreditor Agent and the Required Lenders.

6.3. Adequate Protection. Each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, agrees that none of them shall contest (or support any other Person contesting) (a) any request by the Intercreditor Agent or the Senior Lenders for adequate protection or (b) any objection by the Intercreditor Agent or the Senior Lenders to any motion, relief, action or proceeding based on the Intercreditor Agent's or the Senior Lenders' claiming a lack of adequate protection. Notwithstanding the foregoing, in any Insolvency or Liquidation Proceeding, (i) if the Senior Lenders (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of Title 11 of the United States Code or any similar Bankruptcy Law, then each Second-Priority Agent, on behalf of itself and any applicable Second-Priority Secured Party, (A) may seek or request adequate protection in the form of a replacement Lien on such additional collateral, which Lien is subordinated to the Liens securing the Senior Lender Claims and such DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second-Priority Claims are so subordinated to the Liens securing Senior Lender Claims under this Agreement and (B) agrees that it will not seek or request, and will not accept, adequate protection in any other form, and (ii) in the event any Second-Priority Agent, on behalf of itself or any applicable Second-Priority Secured Party, seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then such Second-Priority Agent, on behalf of itself or each such Second-Priority Secured Party, agrees that the Senior-Priority Agents shall also be granted a senior Lien on such additional collateral as security for the applicable Senior Lender Claims and any such DIP Financing and that any Lien on such additional collateral securing the Second-Priority Claims shall be subordinated to the Liens on such collateral securing the Senior Lender Claims and any such DIP Financing (and all Obligations relating thereto) and any other Liens granted to the Senior Lenders as adequate protection on the same basis as the other Liens securing the Second-Priority Claims are so subordinated to such Liens securing Senior Lender Claims under this Agreement.

6.4. Avoidance Issues. If any Senior Lender is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of the Company or any other Grantor or Holdings (or any trustee, receiver or similar person therefor), because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, any amount (a "***Recovery***"), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties hereto the Senior Lender Claims shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not occurred and the Senior Lenders shall be entitled to a Discharge of Senior Lender Claims with respect to all such recovered amounts and shall have all rights hereunder until such time. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto.

6.5. Application. This Agreement shall be applicable prior to and after the commencement of any Insolvency or Liquidation Proceeding. All references herein to any Grantor or Holdings shall apply to any trustee for such Person and such Person as debtor in possession. The relative rights as to the Common Collateral and other collateral and proceeds thereof shall continue after the filing thereof on the same basis as prior to the date of the petition, subject to any court order approving the financing of, or use of cash collateral by, any Grantor or Holdings.

6.6. Waivers. Until the Discharge of Senior Lender Claims has occurred, each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, (a) will not assert or enforce any claim under Section 506(c) of the United States Bankruptcy Code senior to or on a parity with the Liens securing the Senior Lender Claims for costs or expenses of preserving or disposing of any Common Collateral or other collateral, and (b) waives any claim they may now or hereafter have arising out of the election by any Senior Lender of the application of Section 1111(b)(2) of the Bankruptcy Code.

Section 7. Reliance; Waivers; etc.

7.1. Reliance. The consent by the Senior Lenders to the execution and delivery of the Second-Priority Documents to which the Senior Lenders have consented and all loans and other extensions of credit made or deemed made on and after the date hereof by the Senior Lenders to the Company or any Subsidiary shall be deemed to have been given and made in reliance upon this Agreement. Each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, acknowledges that it and the applicable Second-Priority Secured Parties have, independently and without reliance on the Intercreditor Agent or any Senior Lender, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into the applicable Second-Priority Document, this Agreement and the transactions contemplated hereby and thereby and they will continue to make their own credit decision in taking or not taking any action under the applicable Second-Priority Document or this Agreement.

7.2. No Warranties or Liability. Each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, acknowledges and agrees that neither the Intercreditor Agent nor any Senior Lender has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Senior Lender Documents, the ownership of any Common Collateral or the perfection or priority of any Liens thereon. The Senior Lenders will be entitled to manage and supervise their respective loans and extensions of credit under the Senior Lender Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate, and the Senior Lenders may manage their loans and extensions of credit without regard to any rights or interests that any Second-Priority Agent or any of the Second-Priority Secured Parties have in the Common Collateral or otherwise, except as otherwise provided in this Agreement. Neither the Intercreditor Agent nor any Senior Lender shall have any duty to any Second-Priority Agent or any Second-Priority Secured Party to act or refrain from acting in a manner that allows, or results in, the occurrence or continuance of an event of default or default under any agreements with the Company or any Subsidiary thereof (including the Second-Priority Documents), regardless of any knowledge thereof that they may have or be charged with. Except as expressly set forth in this Intercreditor Agreement, the Intercreditor Agent, the Senior Lenders, the Second-Priority Agents and the Second-Priority Secured Parties have not otherwise made to each other, nor do they hereby make to each other, any warranties, express or implied, nor do they assume any liability to each other with respect to (a) the enforceability, validity, value or collectibility of any of the Second-Priority Claims, the Senior Lender Claims or any guarantee or security which may have been granted to any of them in connection therewith, (b) the Company's title to or right to transfer any of the Common Collateral or (c) any other matter except as expressly set forth in this Intercreditor Agreement.

7.3. Obligations Unconditional. All rights, interests, agreements and obligations of the Intercreditor Agent and the Senior Lenders, and the Second-Priority Agents and the Second-Priority Secured Parties, respectively, hereunder shall remain in full force and effect irrespective of:

(a) any lack of validity or enforceability of any Senior Lender Documents or any Second-Priority Documents;

(b) any change in the time, manner or place of payment of, or in any other terms of, all or any of the Senior Lender Claims or Second-Priority Claims, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of the Credit Agreement or any other Senior Lender Document or of the terms of the Floating Rate Notes Indenture or any other Second-Priority Document;

(c) any exchange of any security interest in any Common Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the Senior Lender Claims or Second-Priority Claims or any guarantee thereof;

(d) the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or any other Grantor; or

(e) any other circumstances that otherwise might constitute a defense available to, or a discharge of, the Company or any other Grantor in respect of the Senior Lender Claims, or of any Second-Priority Agent or any Second-Priority Secured Party in respect of this Agreement.

Section 8. Miscellaneous.

8.1. Conflicts. Subject to Section 8.19, in the event of any conflict between the provisions of this Agreement and the provisions of any Senior Lender Document or any Second-Priority Document, the provisions of this Agreement shall govern.

8.2. Continuing Nature of this Agreement; Severability. Subject to Section 6.4, this Agreement shall continue to be effective until the Discharge of Senior Lender Claims shall have occurred or such later time as all the Obligations in respect of the Second-Priority Claims shall have been paid in full. This is a continuing agreement of lien subordination and the Senior Lenders may continue, at any time and without notice to each Second-Priority Agent or any Second-Priority Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of the Company or any other Grantor constituting Senior Lender Claims in reliance hereon. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.3. Amendments; Waivers. No amendment, modification or waiver of any of the provisions of this Agreement by any Second-Priority Agent or any Senior-Priority Agent shall be deemed to be made unless the same shall be in writing signed on behalf of the party making the same or its authorized agent and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. The Company and the other Grantors shall not have any right to consent to or approve any amendment, modification or waiver of any provision of this Agreement except to the extent their rights are affected.

8.4. Information Concerning Financial Condition of the Company and the Subsidiaries. The Intercreditor Agent, the Senior Lenders, each Second-Priority Agent and the Second-Priority Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Company and the Subsidiaries and all endorsers and/or guarantors of the Second-Priority Claims or the Senior Lender Claims and (b) all other circumstances bearing upon the risk of nonpayment of the Second-Priority Claims or the Senior Lender Claims. The Intercreditor Agent, the Senior Lenders, each Second-Priority Agent and the Second-Priority Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that the Intercreditor Agent, any Senior Lender, any Second-Priority Agent or any Second-Priority Secured Party, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it or they shall be under no obligation (w) to make, and the Intercreditor Agent, the Senior Lenders, the Second-Priority Agents and the Second-Priority Secured Parties shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (x) to provide any additional information or to provide any such information on any subsequent occasion, (y) to undertake any investigation or (z) to disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

8.5. Subrogation. Each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, hereby waives any rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of Senior Lender Claims has occurred.

8.6. Application of Payments. Except as otherwise provided herein, all payments received by the Senior Lenders may be applied, reversed and reapplied, in whole or in part, to such part of the Senior Lender Claims as the Senior Lenders, in their sole discretion, deem appropriate, consistent with the terms of the Senior Lender Documents. Except as otherwise provided herein, each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, assents to any such extension or postponement of the time of payment of the Senior Lender Claims or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security that may at any time secure any part of the Senior Lender Claims and to the addition or release of any other Person primarily or secondarily liable therefor.

8.7. Consent to Jurisdiction; Waivers. The parties hereto consent to the nonexclusive jurisdiction of any state or federal court located in New York, New York (the "***New York Courts***"), and consent that all service of process may be made by registered mail directed to such party as provided in Section 8.8 for such party. Service so made shall be deemed to be completed three days after the same shall be posted as aforesaid. The parties hereto waive any objection to any action instituted hereunder in any such court based on forum non conveniens, and any objection to the venue of any action instituted hereunder in any such court. Each of the parties hereto waives any right it may have to trial by jury in respect of any litigation based on, or arising out of, under or in connection with this Agreement, or any course of conduct, course of dealing, verbal or written statement or action of any party hereto in connection with the subject matter hereof. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement in the courts of any jurisdiction, except that each Loan Party and the Second Priority Agent agrees that (a) it will not bring any such action or proceeding in any court other than New York Courts (it being acknowledged and agreed by the parties hereto that any other forum would be inconvenient and inappropriate in view of the fact that more of the holders of Senior Lender Claims and Second Priority Claims who would be affected by any such action or proceeding have contacts with the State of New York than any other jurisdiction), and (b) in any such action or proceeding brought against the Second Priority Agent or any Loan Party in any other court, it will not assert any cross-claim, counterclaim or setoff, or seek any other affirmative relief, except to the extent that the failure to assert the same will preclude such Loan Party from asserting or seeking the same in the New York Courts.

8.8. Notices. All notices to the Second-Priority Secured Parties and the Senior Lenders permitted or required under this Agreement may be sent to the Trustee, the Intercreditor Agent or any Second-Priority Agent as provided in the Floating Rate Notes Indenture, the Credit Agreement, the other relevant Senior Lender Document or the relevant Second-Priority Document, as applicable. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, telecopied, electronically mailed or sent by courier service or U.S. mail and shall be deemed to have been given when delivered in person or by courier service, upon receipt of a telecopy or electronic mail or upon receipt via U.S. mail (registered or certified, with postage prepaid and properly addressed). For the purposes hereof, the addresses of the parties hereto shall be as set forth below each party's name on the signature pages hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties. The Senior-Priority Agents hereby agree to promptly notify each Second-Priority Agent upon payment in full in cash of all Indebtedness under the applicable Senior Lender Documents (except for contingent indemnities and cost and reimbursement obligations to the extent no claim therefor has been made).

8.9. Further Assurances. Each of the Second-Priority Agents, on behalf of itself and each applicable Second-Priority Secured Party, and the Intercreditor Agent, on behalf of itself and each Senior Lender, agrees that each of them shall take such further action and shall execute and deliver to the Intercreditor Agent and the Senior Lenders such additional documents and instruments (in recordable form, if requested) as the Intercreditor Agent or the Senior Lenders may reasonably request to effectuate the terms of and the lien priorities contemplated by this Agreement.

8.10. Governing Law. This Agreement has been delivered and accepted at and shall be deemed to have been made at New York, New York and shall be interpreted, and the rights and liabilities of the parties bound hereby determined, in accordance with the laws of the State of New York.

8.11. Binding on Successors and Assigns. This Agreement shall be binding upon the Intercreditor Agent, the Senior Lenders, the Second-Priority Agents, the Second-Priority Secured Parties, the Company, the Company's Subsidiaries party hereto and their respective permitted successors and assigns.

8.12. Specific Performance. The Intercreditor Agent may demand specific performance of this Agreement. Each Second-Priority Agent, on behalf of itself and each applicable Second-Priority Secured Party, hereby irrevocably waives any defense based on the adequacy of a remedy at law and any other defense that might be asserted to bar the remedy of specific performance in any action that may be brought by the Intercreditor Agent.

8.13. Section Titles. The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Agreement.

8.14. Counterparts. This Agreement may be executed in one or more counterparts, including by means of facsimile, each of which shall be an original and all of which shall together constitute one and the same document.

8.15. Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The Intercreditor Agent represents and warrants that this Agreement is binding upon the Senior Lenders. The Trustee represents and warrants that this Agreement is binding upon the Indenture Secured Parties. The New Trustee represents and warrants that this Agreement is binding upon the New Indenture Secured Parties.

8.16. No Third Party Beneficiaries; Successors and Assigns. This Agreement and the rights and benefits hereof shall inure to the benefit of, and be binding upon, each of the parties hereto and their respective successors and assigns and shall inure to the benefit of each of, and be binding upon, the holders of Senior Lender Claims and Second-Priority Claims. No other Person shall have or be entitled to assert rights or benefits hereunder.

8.17. Effectiveness. This Agreement shall become effective when executed and delivered by the parties hereto. This Agreement shall be effective both before and after the commencement of any Insolvency or Liquidation Proceeding. All references to the Company or any other Grantor shall include the Company or any other Grantor as debtor and debtor-in-possession and any receiver or trustee for the Company or any other Grantor (as the case may be) in any Insolvency or Liquidation Proceeding.

8.18. Intercreditor Agent and Second-Priority Agents. It is understood and agreed that (a) CS is entering into this Agreement in its capacity as collateral agent under the Credit Agreement and the provisions of Article VIII of the Credit Agreement applicable to CS as administrative agent thereunder shall also apply to CS as Intercreditor Agent hereunder, (b) The Bank of New York is entering in this Agreement in its capacity as Trustee, and the provisions of Article VII of the Floating Rate Notes Indenture applicable to the Trustee thereunder shall also apply to the Trustee hereunder.

8.19. Relative Rights. Notwithstanding anything in this Agreement to the contrary (except to the extent contemplated by Section 5.3(b)), nothing in this Agreement is intended to or will (a) amend, waive or otherwise modify the provisions of the Credit Agreement, the Floating Rate Notes Indenture or any other Senior Lender Documents or Second-Priority Documents entered into in connection with the Credit Agreement, the Floating Rate Notes Indenture or any other Senior Lender Document or Second-Priority Document or permit the Company or any Subsidiary to take any action, or fail to take any action, to the extent such action or failure would otherwise constitute a breach of, or default under, the Credit Agreement or any other Senior Lender Documents entered into in connection with the Credit Agreement, the Floating Rate Notes Indenture or any other Second-Priority Documents, (b) change the relative priorities of the Senior Lender Claims or the Liens granted under the Senior Lender Documents on the Common Collateral (or any other assets) as among the Senior Lenders, (c) otherwise change the relative rights of the Senior Lenders in respect of the Common Collateral as among such Senior Lenders or (d) obligate the Company or any Subsidiary to take any action, or fail to take any action, that would otherwise constitute a breach of, or default under, the Credit Agreement or any other Senior Lender Document entered into in connection with the Credit Agreement, the Floating Rate Notes Indenture or any other Second-Priority Documents.

8.20. References. Notwithstanding anything to the contrary in this Agreement, any references contained herein to any Section, clause, paragraph, definition or other provision of the Floating Rate Notes Indenture (including any definition contained therein) shall be deemed to be a reference to such Section, clause, paragraph, definition or other provision as in effect on the date of this Agreement; *provided* that any reference to any such Section, clause, paragraph or other provision shall refer to such Section, clause, paragraph or other provision of the Floating Rate Notes Indenture, as applicable (including any definition contained therein), as amended or modified from time to time if such amendment or modification has been (1) made in accordance with the Floating Rate Notes Indenture, and (2) approved in writing by, or on behalf of, the requisite Senior Lenders as are needed under the terms of the Credit Agreement to approve such amendment or modification.

8.21. Supplements. Upon the execution by any Subsidiary of Borrower of a supplement hereto in form and substance satisfactory to the Intercreditor Agent, such Subsidiary shall be a party to this Agreement and shall be bound by the provisions hereof to the same extent as the Company and each other Grantor are so bound.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

INTERCREDITOR AGENT:

CREDIT SUISSE, Cayman Islands Branch,
as Intercreditor Agent

By /s/ Judith E. Smith
Name: Judith E. Smith
Title: Director

By /s/ David Dodd
Name: David Dodd
Title: Vice President

TRUSTEE:

THE BANK OF NEW YORK

By /s/ Patricia Phillips-Coward
Name: Patricia Phillips-Coward
Title: Assistant Vice President

PREGIS CORPORATION

By: /s/ Kevin J. Corcoran
Name: Kevin J. Corcoran
Title: Chief Financial Officer

PREGIS HOLDING II CORPORATION

By: /s/ Kevin J. Corcoran
Name: Kevin J. Corcoran
Title: Chief Financial Officer

PREGIS INNOVATIVE PACKAGING INC.

By: /s/ Kevin J. Corcoran
Name: Kevin J. Corcoran
Title: Chief Financial Officer

HEXACOMB CORPORATION

By: /s/ Kevin J. Corcoran
Name: Kevin J. Corcoran
Title: Chief Financial Officer

PREGIS MANAGEMENT CORPORATION

By: /s/ Kevin J. Corcoran
Name: Kevin J. Corcoran
Title: Chief Financial Officer

SCHEDULE I

Subsidiary Guarantors

[DOMESTIC LOAN PARTIES]

EX-4.1 13 dex41.htm INDENTURE

EXHIBIT 4.1
EXECUTION COPY

PREGIS CORPORATION,

as Issuer,

and

THE GUARANTORS PARTIES HERETO,

as Guarantors

SENIOR SECURED FLOATING RATE NOTES DUE 2013

Indenture

Dated as of October 12, 2005

THE BANK OF NEW YORK,

as Trustee and Collateral Agent,

THE BANK OF NEW YORK,

as Registrar and Paying Agent,

and

RSM ROBSON RHODES LLP,

as Irish Paying Agent

CROSS-REFERENCE TABLE*

Trust Indenture Act Section	Indenture Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	N.A.
(a)(4)	N.A.
(a)(5)	7.10
(b)	7.10
(c)	N.A.
311(a)	7.11
(b)	7.11
(c)	N.A.
312(a)	2.06
(b)	13.03
(c)	13.03
313(a)	7.06
(b)(1)	7.06
(b)(2)	7.06, 7.07
(c)	7.06, 13.02
(d)	7.06
314(a)	13.05
(b)	12.04
(c)(1)	N.A.
(c)(2)	N.A.
(c)(3)	N.A.
(d)(1)	12.06
(e)	13.05
(f)	N.A.
315(a)	N.A.
(b)	N.A.
(c)	N.A.
(d)	N.A.
(e)	N.A.
316(a) (last sentence)	N.A.
(a)(1)(A)	N.A.
(a)(1)(B)	6.04
(a)(2)	N.A.
(b)	N.A.
(c)	13.14

* N.A. means not applicable.
This Cross-Reference Table is not part of this Indenture.

Trust Indenture Act Section	Indenture Section
317(a)(1)	N.A.
(a)(2)	N.A.
(c)	N.A.
318(a)	N.A.
(b)	N.A.
(c)	13.01

TABLE OF CONTENTS

ARTICLE FOUR
COVENANTS

ARTICLE FIVE
SUCCESSORS

ARTICLE SIX
DEFAULTS AND REMEDIES

ARTICLE SEVEN
TRUSTEE

ARTICLE EIGHT
DEFEASANCE AND COVENANT DEFEASANCE

ARTICLE NINE
AMENDMENT, SUPPLEMENT AND WAIVER

ARTICLE TEN
NOTE GUARANTEES

ARTICLE ELEVEN
SATISFACTION AND DISCHARGE

ARTICLE TWELVE
SECURITY DOCUMENTS AND SECURITY

ARTICLE THIRTEEN
MISCELLANEOUS

EXHIBITS

INDENTURE, dated as of October 12, 2005, among Pregis Corporation, a Delaware corporation, as issuer, the Initial Guarantors (as defined herein), The Bank of New York, a New York banking corporation, as trustee, Collateral Agent, Registrar and Paying Agent, and RSM Robson Rhodes LLP, as Irish Paying Agent.

The Company (as defined below) has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its Senior Secured Floating Rate Notes due 2013 to be issued in one or more series as provided in this Indenture. All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

The Company, the Initial Guarantors, the Trustee (as defined below), the Registrar (as defined below) and the Paying Agent (as defined below) agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined below) of the Company's Senior Secured Floating Rate Notes due 2013:

ARTICLE ONE
DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Definitions.

"**144A Global Note**" means a global note substantially in the form of Exhibit A bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee, that shall be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

"**Accounts Receivable Subsidiary**" means a Subsidiary of the Company (other than a Guarantor) that engages in no activities other than in connection with the financing of Receivables Assets and that is designated by the Board of Directors of the Company (as provided below) as an Accounts Receivable Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Restricted Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Receivables Undertakings), (ii) is recourse to or obligates the Company or any other Restricted Subsidiary of the Company in any way other than pursuant to Standard Receivables Undertakings or (iii) subjects any property or asset of the Company or any other Restricted Subsidiary of the Company, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Receivables Undertakings, (b) with which neither the Company nor any other Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding (except in connection with a Qualified Receivables Transaction) other than on terms taken as a whole not materially less favorable to the Company or such other Restricted Subsidiary of the Company than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees, expenses and indemnities payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the Company nor any other Restricted Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve a certain level of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

"**Acquired Indebtedness**" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and, in each case, not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation; *provided* that any Indebtedness of such Person that is extinguished, redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction pursuant to which such Person becomes a Restricted Subsidiary of the Company will not be Acquired Indebtedness.

"**Acquisition**" means the transactions contemplated by the Stock Purchase Agreement.

"**Additional Interest**" means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

"**Additional Notes**" means an unlimited maximum aggregate principal amount of Notes (other than the Notes issued on the date hereof) issued under this Indenture in accordance with Sections 2.02 and 4.09.

"**Affiliate**" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; *provided* that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" will have correlative meanings.

"**Agent**" means any Registrar or Paying Agent.

"**Applicable Premium**" means, with respect to a Note at any date of redemption, the greater of (a) 1.0% of the principal amount of such Note and (b) the excess of (i) the present value at such date of redemption of (1) the redemption price of such Note at October 15, 2006 (as set forth in Section 3.07(b) hereof) *plus* (2) all remaining required interest payments due on such Note through October 15, 2006 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (ii) the principal amount of such Note.

"**Applicable Procedures**" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositaries that apply to such transfer or exchange.

"**Asset Sale**" means:

(a) the sale, lease, conveyance or other disposition of any assets; and

(b) the issuance of Equity Interests by any of the Company's Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors' qualifying shares and shares issued to foreign nationals to the extent required by applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $5.0 million;

(2) any sale, lease, conveyance, disposition or other transfer of assets or Equity Interests between or among the Company and its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transactions);

(3) any transaction governed by the provisions of Sections 4.14 and/or 5.01 hereof;

(4) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary;

(5) the sale, lease, sublease, assignment, conveyance, disposition or other transfer of property, equipment, inventory, accounts receivable or other assets or services in the ordinary course of business;

(6) the sale or other disposition of Cash Equivalents;

(7) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(8) a Restricted Payment that is permitted by Section 4.07 and any Permitted Investment;

(9) any sale, lease, conveyance, disposition or other transfer of any property, equipment or assets that has become damaged, worn out or obsolete or is no longer useful or usable in the Company's business;

(10) the licensing or sublicensing of intellectual property or other general intangibles to the extent that such license does not prohibit the licensor from using the intellectual property or other general intangibles;

(11) the creation of a Lien not prohibited by this Indenture;

(12) any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(13) any issuance of, or disposition in connection with, directors' qualifying shares or investments by foreign nationals mandated by foreign law;

(14) any sale, conveyance, transfer or other disposition of Receivables Assets in connection with a Qualified Receivables Transaction;

(15) foreclosures on assets;

(16) the settlement, release or surrender of contract, tort or other claims of any kind; and

(17) nonrecourse transfers (other than with respect to recourse for breach of representations, warranties and covenants customary for such types of transactions, as determined in good faith by the Company or such Restricted Subsidiary) of Receivables Assets to a commercial finance company by the Company or any of its Restricted Subsidiaries in exchange for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the book value thereof.

"**Attributable Debt**" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales or similar contingent amounts) during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value will be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

"**Bankruptcy Law**" means title 11 of the United States Code or any similar federal or state law for the relief of debtors.

"**Beneficial Owner**" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

"**Board of Directors**" means (a) with respect to a corporation, the board of directors of the corporation or, except in the context of the definition of "Change of Control," a duly authorized committee thereof; (b) with respect to a partnership, the Board of Directors of the general partner of the partnership; and (c) with respect to any other Person, the board or committee of such Person serving a similar function.

"**Board Resolution**" means a resolution duly adopted by the Board of Directors of the Company and in full force and effect.

"**Borrowing Base**" means, as of any date, an amount equal to the sum of (a) 85% of the consolidated book value of the accounts receivable of the Company and its Restricted Subsidiaries (excluding any Accounts Receivable Subsidiary) and (b) 50% of the consolidated net book value of the inventory of the Company and its Restricted Subsidiaries (other than any Accounts Receivable Subsidiary), in each case, as of the end of the most recent fiscal quarter for which internal financial statements are available and calculated in accordance with GAAP; *provided* that, for purposes of calculating the consolidated book value of the accounts receivable and inventory of the Company and its Restricted Subsidiaries (excluding any Accounts Receivable Subsidiary) investments in and acquisitions and dispositions of Persons or business entities or property and assets of any Person that (i) have been made after such most recent fiscal quarter for which internal financial statements are available or (ii) are made at the time of Incurrence, and upon application of the proceeds, of the Indebtedness giving rise to the calculation of such Borrowing Base, in either case, by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations, will be given pro forma effect as if they had occurred immediately prior to the end of such fiscal quarter, calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, and pro forma effect will also be given to acquisitions, dispositions, investments, mergers and consolidations made after such most recent fiscal quarter for which internal financial statements are available by the business entities that are themselves acquired after such most recent fiscal quarter.

"**Business Day**" means any day other than a Legal Holiday.

"**Calculation Agent**" means the Person appointed as such by the Company in accordance with Section 2.04(c), until replaced by a successor appointed by the Company.

"**Capital Lease Obligation**" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"**Capital Stock**" means (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"**Cash Equivalents**" means:

(a) United States dollars and any other currency that is convertible into U.S. dollars without legal restrictions and which is used by the Company or any of its Restricted Subsidiaries in the ordinary course;

(b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (*provided* that the full faith and credit of the United States is pledged in support thereof), maturing, unless such securities are deposited to defease any Indebtedness, not more than two years from the date of acquisition;

(c) certificates of deposit and eurodollar time deposits with maturities of two years or less from the date of acquisition, bankers' acceptances with maturities not exceeding two years and overnight bank deposits, in each case, with any commercial bank having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof) and a rating at the time of acquisition thereof of P-1 or better from Moody's Investors Service, Inc. or A-1 or better from Standard & Poor's Rating Services;

(d) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (b) and (c) above and (f) below entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within one year after the date of acquisition;

(f) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, rated at least "A" by Moody's Investors Service, Inc. or Standard & Poor's Rating Services and having maturities of not more than two years from the date of acquisition;

(g) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition; and

(h) in the case of any Foreign Subsidiary, investments denominated in the currency of the jurisdiction in which such Foreign Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (a) through (g) above, including, without limitation, any deposit with a bank that is a lender to such Foreign Subsidiary.

"**Change of Control**" means the occurrence of any of the following:

(a) the direct or indirect sale, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Principals;

(b) the adoption of a plan relating to the liquidation or dissolution of the Parent or the Company;

(c) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Principals, becomes the Beneficial Owner, directly or indirectly, of shares representing more than 50% of the voting power of the Voting Stock of the Company;

(d) the replacement of a majority of the Board of Directors of the Company or the Parent over a two-year period from the directors who constituted the Board of Directors of the Company or the Parent, as the case may be, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company or the Parent, as the case may be, then still in office who either were members of any such Board of Directors at the beginning of such period or whose election as a member of any such Board of Directors was previously so approved; or

(e) the Parent ceases to own directly or indirectly 100% of the Equity Interests of the Company;

provided that, notwithstanding the foregoing, the occurrence of a reorganization that results in all the Capital Stock of the Company being held by a parent entity of the Company will not result in a Change of Control if the shareholders of such parent entity immediately after such reorganization are the beneficial shareholders of the Company immediately preceding such reorganization.

"**Clearstream**" means Clearstream Banking S.A. and any successor thereto.

"**Collateral**" means all of the "Collateral" referred to in the Security Documents and all of the other property and assets that are or are intended under the terms of this Indenture and the Security Documents to be subject to Second Priority Liens in favor of the Collateral Agent for the benefit of the Trustee and the Holders.

"**Collateral Agent**" means the Person appointed as such in accordance with the terms of Section 12.01.

"**Commission**" means the United States Securities and Exchange Commission (or any successor agency).

"**Common Depositary**" means a depositary common to Euroclear and Clearstream, being initially the Person specified in Section 2.04(c) as Common Depositary, until a successor Common Depositary, if any, shall have become such pursuant to Section 2.07(a) of this Indenture, and thereafter Common Depositary shall mean or include each Person who is then a Common Depositary hereunder.

"**Common Stock**" means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.

"**Company**" means Pregis Corporation, a Delaware corporation, until a successor replaces it pursuant to Article Five and thereafter means the successor.

"**Consolidated Cash Flow**" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period *plus*:

(a) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; *plus*

(b) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; *plus*

(c) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; *plus*

(d) any amounts paid pursuant to the Management Agreement to the Sponsor or any of its Affiliates, to the extent such amounts were deducted in computing such Consolidated Net Income; *plus*

(e) the amount of any restructuring charge or reserve (including, without limitation, retention, severance, excess pension costs, contract termination costs and costs to consolidate facilities and relocate employees) for such period, to the extent that any such charge or reserve was deducted in computing such Consolidated Net Income; *minus*

(f) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

"**Consolidated Net Income**" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; *provided* that:

(a) the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary thereof;

(b) solely for purposes of Section 4.07, the Net Income of any Restricted Subsidiary (other than a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders, except to the extent that such Net Income is actually paid in cash (or to the extent converted into cash) to the Company or its Restricted Subsidiaries;

(c) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(d) the cumulative effect of a change in accounting principles will be excluded;

(e) any non-cash impact attributable to the application of the purchase method of accounting in accordance with GAAP (including, without limitation, the mark up of inventory to fair value and the total amount of depreciation and amortization, cost of sales and other non-cash expense resulting from the write-up of assets for such period on a consolidated basis in accordance with GAAP to the extent such non-cash expense results from such purchase accounting adjustments) will be excluded;

(f) fees, costs and expenses incurred by the Company or any of its Restricted Subsidiaries during any period in connection with the consummation of the Acquisition and the Exchange Offer and related transactions (including, without limitation, amortization of debt issuance costs, debt discount or premium and other financing fees and expenses directly relating thereto and write-offs of any debt issuance costs relating to Indebtedness being retired or repaid in connection with the Acquisition, as well as bonus payments paid to employees in connection with the consummation of the Acquisition but excluding any fees, costs, expenses and expenditures related to or incurred in connection with the integration of the Global Protective Packaging business and the European Specialty Packaging business (formerly) of Pactiv Corporation into the Company and the establishment of the Company as a standalone corporate and operating entity, in each case, upon and following the consummation of the Acquisition) will be excluded;

(g) any non-cash compensation charge, including any such charge arising from the grant of or issuance of any stock, stock options or other equity based awards, will be excluded;

(h) unrealized gains and losses with respect to Hedging Obligations or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133 — "Accounting for Derivative Instruments and Hedging Activities" or otherwise will be excluded;

(i) any net after-tax extraordinary, unusual or nonrecurring gains or losses (including, without limitation, severance, relocation, transition and other restructuring costs) will be excluded;

(j) any impairment charge or asset write-off pursuant to Financial Accounting Standards Board Statements Nos. 142 and No. 144 and the amortization of intangibles arising pursuant to Financial Accounting Standards Board No. 141 will be excluded;

(k) non-recurring charges related to any acquisition or disposition (including any broker or other costs from proposed acquisitions or dispositions that are not consummated) or any public equity offering by the Company or any of its Restricted Subsidiaries will be excluded; and

(l) unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person will be excluded.

"**Consolidated Net Tangible Assets**" means the aggregate amount of assets of the Company after deducting therefrom (to the extent otherwise included therein) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet (prior to the relevant date of determination) of the Company and its Restricted Subsidiaries in accordance with GAAP.

"**Contribution Indebtedness**" means Indebtedness of the Company or any Subsidiary Guarantor in an aggregate principal amount not greater than the aggregate amount of cash contributions made to the common equity capital of the Company after the Issue Date (other than any such contributions made by any Subsidiaries of the Company); *provided* that (a) such Contribution Indebtedness (i) is Incurred on the date of, or within 180 days after, the making of such cash contributions and (ii) is so designated as Contribution Indebtedness pursuant to an Officers' Certificate on the date of Incurrence thereof, and (b) such cash contributions have not been applied and, so long as such Contribution Indebtedness (and any Permitted Refinancing Indebtedness in respect thereof) is outstanding, are not applied, to make a Restricted Payment or a Permitted Investment (other than a Permitted Investment under clause (a), (b) or (c) of the definition of "Permitted Investments").

"**Corporate Trust Office of the Trustee**" shall be at the address of the Trustee specified in Section 13.02 or such other address as to which the Trustee may give notice to the Company.

"**Credit Agreement**" means the Credit Agreement dated as of the Issue Date by and among the Company, the guarantors from time to time party thereto, the lenders from time to time party thereto in their capacities as lenders thereunder and Credit Suisse, Cayman Islands Branch, as administrative agent, and Lehman Commercial Paper Inc., as syndication agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case, as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing (including pursuant to indentures, credit facilities, or commercial paper facilities with banks, investors, other lenders or institutional investors or by means of sales of debt securities to institutional investors or others), replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders or other party.

"**Credit Facilities**" means one or more debt facilities (including, without limitation, the Credit Agreement), financings, commercial paper facilities or other debt instruments, indentures or agreements providing for revolving credit loans, term loans, receivables financing (including through the sale of Receivables Assets to such lenders or to special purpose entities formed to borrow from such lenders against such Receivables Assets), notes or letters of credit, bank products or other debt obligations and, in each case, as such agreements may be amended, amended and restated, supplemented, modified, renewed, refunded, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders or other party.

"**Default**" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"**Definitive Note**" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.07 substantially in the form of Exhibit A, except that such Note shall not bear the Global Note Legend and shall not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"**Depositary**" means, with respect to the Notes issuable or issued in whole or in part in global form, each Person specified in Section 2.04(b) as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary.

"**Designated Non-cash Consideration**" means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

"Designated Preferred Stock" means Preferred Stock of the Company or any direct or indirect parent entity of the Company (in each case other than Disqualified Stock) that is issued for cash (other than to a Subsidiary of the Company) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate on the issuance date thereof, the cash proceeds of which are excluded from the calculation provided in Section 4.07(a)(3)(B).

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless the Company first complies with Sections 4.10 and 4.14. The term "Disqualified Stock" will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature.

"Domestic Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"EURIBOR" means the applicable percentage rate for EURIBOR per annum as determined by the Banking Federation of the European Union for the relevant period as displayed on the appropriate page of the Telerate screen; or, if no screen rate is available for the applicable interest period, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Trustee at its request quoted by the reference banks under the Credit Agreement to leading banks in the European interbank market, in each case as of 11:00 a.m., London time, on the rate determination date, for the offering of deposits in euro for a period comparable to the quarterly interest period for which the rate is being set.

"Euroclear" means Euroclear Bank S.A./N.V., as operator of the Euroclear system, and any successor thereto.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute.

"Exchange Notes" means the Notes issued in the Exchange Offer in accordance with Section 2.07(f).

"**Exchange Offer**" has the meaning set forth in Section 1 of the Registration Rights Agreement.

"**Exchange Offer Registration Statement**" has the meaning set forth in Section 1 of the Registration Rights Agreement.

"**Excluded Subsidiary**" means (a) any Accounts Receivables Subsidiary and (b) any Restricted Subsidiary of the Company that is designated as an "Excluded Subsidiary" pursuant to an Officers' Certificate delivered to the Trustee and that, at the time of such designation pursuant to this clause (b), has total assets with a Fair Market Value of less than $500,000; *provided* that the Fair Market Value of the total assets of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (b), does not in the aggregate at any time exceed $2.0 million.

"**Existing Indebtedness**" means the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries (excluding Indebtedness under the Credit Agreement or under the Notes and the related Note Guarantees but including Indebtedness under the Senior Subordinated Notes and the related Guarantees of the Senior Subordinated Notes) in existence on the Issue Date until such amounts are repaid.

"**Fair Market Value**" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. The Board of Directors' determination of Fair Market Value must be evidenced by a Board Resolution if the Fair Market Value exceeds $25.0 million.

"**First Priority Lien Obligations**" means:

(a) Indebtedness Incurred under clause (viii) of the definition of "Permitted Debt";

(b) Indebtedness (and related Obligations) in an aggregate amount when Incurred, together with all other Indebtedness secured by a Lien in reliance on this clause (b) and at that time outstanding, not to exceed the greater of (i) the sum of (x) the amount of Indebtedness Incurred and outstanding at such time under subclause (A) of clause (i) of the definition of "Permitted Debt" *plus* (y) the amount of Indebtedness available for Incurrence at such time under subclause (A) of clause (i) of the definition of "Permitted Debt" *minus* (z) $50 million and (ii) the aggregate amount of Indebtedness that, if Incurred on such date of Incurrence, would result in the Company's Secured Indebtedness Leverage Ratio being equal to 3.0 to 1.0; and

(c) Indebtedness Incurred in accordance with Section 4.09 in an aggregate amount outstanding at any time not to exceed $50.0 million.

"**First Priority Lien Representative**" means the administrative agent under the Credit Agreement and any replacements or successors thereof.

"**First Priority Liens**" means all Liens that secure the First Priority Lien Obligations.

"**Fixed Charge Coverage Ratio**" means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, issues, assumes, repays, repurchases or redeems any Indebtedness (including Disqualified Stock) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "**Calculation Date**"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, issuance, assumption, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(a) Investments in and acquisitions and dispositions of Persons or business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act (except that pro forma effect may also be given to (i) any Pro Forma Cost Savings and (ii) any cost savings described in the Offering Circular, *provided* that such cost savings, in the case of this clause (ii), may not be applied for any fiscal period occurring after September 30, 2005), but without giving effect to clause (c) of the proviso set forth in the definition of Consolidated Net Income (and pro forma effect shall also be given to acquisitions, dispositions, Investments, mergers and consolidations, made during the relevant four-quarter period by the business entities that are themselves acquired during such four-quarter period);

(b) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded;

(c) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(d) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

"**Fixed Charges**" means, with respect to any specified Person for any period, the sum, without duplication, of:

(a) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; *plus*

(b) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; *plus*

(c) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, to the extent not included under any other clause of this definition, whether or not such Guarantee or Lien is called upon; *plus*

(d) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal; *minus*

(e) interest income,

in each case, on a consolidated basis and in accordance with GAAP; *provided, however*, that Fixed Charges shall not include (x) the amortization or write-off of deferred financing fees or debt issuance costs or any expensing of bridge or any financing fees or (y) any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities."

"**Foreign Subsidiary**" means any Restricted Subsidiary of the Company other than a Domestic Subsidiary.

"**GAAP**" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting

Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

"**Global Note Legend**" means the legend set forth in Section 2.07(g)(ii) of this Indenture, which is required to be placed on all Global Notes issued under this Indenture.

"**Global Notes**" means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A, issued in accordance with Section 2.01 or Section 2.07.

"**Government Securities**" means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

"**Guarantee**" means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person. For the avoidance of doubt, the term "Guarantee" shall not include Standard Receivables Undertakings.

"**Guarantors**" means:

(a) the Initial Guarantors; and

(b) any other Subsidiary or direct or indirect parent entity of the Company that executes a Note Guarantee in accordance with the provisions of this Indenture;

and, in each case, their respective successors and assigns until released from their obligations under their Note Guarantees and the Notes Indenture in accordance with the terms of this Indenture.

"**Hedging Obligations**" means, with respect to any specified Person, the obligations of such Person under:

(a) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(b) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(c) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

"**Holder**" means a Person in whose name a Note is registered.

"**Incur**" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and "Incurrence" and "Incurred" will have meanings correlative to the foregoing); *provided* that (a) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (b) neither the accrual of interest nor the accretion or amortization of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms nor the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) nor the classification of Preferred Stock (other than Disqualified Stock) of the Company as Indebtedness under GAAP will be considered an Incurrence of Indebtedness; *provided* that, in each case, the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Company or its Restricted Subsidiary as accrued.

"**Indebtedness**" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(c) in respect of banker's acceptances;

(d) in respect of Capital Lease Obligations and Attributable Debt;

(e) in respect of the balance deferred and unpaid of the purchase price of any property or services, except (i) any such balance that constitutes an accrued expense or trade payable and (ii) earnout or other similar obligations until such time as the amount of such obligation is capable of being determined and its payment is probable;

(f) representing Hedging Obligations;

(g) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; or

(h) in the case of a Subsidiary of such Person, representing Preferred Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

In addition, the term "Indebtedness" includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), *provided* that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to this Indenture. The term "Indebtedness" shall not include any obligation to make the working capital adjustment pursuant to Section 2.4(b) of the Stock Purchase Agreement.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

"Indenture" means this Indenture, as amended or supplemented from time to time.

"Indirect Participant" means a Person who holds a beneficial interest in a Global Note through a Participant.

"Initial Guarantors" means (a) the Parent and (b) all of the Domestic Subsidiaries of the Company existing on the Issue Date, such Domestic Subsidiaries being Hexacomb Corporation, an Illinois corporation, Pregis Management Corporation, a Delaware corporation, and Pregis Innovative Packaging Inc., a Delaware Corporation.

"Intercreditor Agreement" means that certain Intercreditor Agreement, dated as of the Issue Date, between the Collateral Agent and the First Priority Lien Representative, and acknowledged and consented to by the Company and the Guarantors, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

"**Issue Date**" means the date of the original issuance of the Notes under this Indenture, which is October 12, 2005.

"**Legal Holiday**" means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

"**Legended Regulation S Global Note**" means a global Note in the form of Exhibit A bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Common Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

"**Lien**" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, *provided* that in no event shall an operating lease be deemed to constitute a Lien.

"**Management Agreement**" means the Management Agreement, dated as of the Issue Date, between the Parent and AEA Investors LLC, as in effect on the Issue Date, and as may be amended from time to time in a manner not adverse to the Holders of the Notes.

"**Management Group**" means the group consisting of (a) the directors and executive officers of the Company identified under the caption "Management" in the Offering Circular (so long as such persons are the directors and executive officers, respectively, of the Company on the relevant date of determination) and (b) any other directors and executive officers, *provided* that such directors and executive officers (in the case of this clause (b)), on the relevant date of determination, own in the aggregate not more than 15% of the voting power of the Voting Stock of any direct or indirect parent entity of the Company.

"**Net Income**" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(a) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (i) any sale of assets outside the ordinary course of business of such Person; or (ii) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(b) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

"**Net Proceeds**" means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (b) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (d) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (e) in the case of any Asset Sale by a Restricted Subsidiary of the Company, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Company or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Company or any Restricted Subsidiary thereof and (f) appropriate amounts to be provided by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP, or amounts required by contract to be held in escrow pending determination of whether a purchase price adjustment will be made; *provided* that (i) excess amounts set aside for payment of taxes pursuant to clause (b) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (ii) amounts initially held in reserve or escrow pursuant to clause (f) no longer so held, will, in the case of each of subclauses (i) and (ii), at that time become Net Proceeds.

"**Non-U.S. Person**" means a Person who is not a U.S. Person.

"**Note Guarantee**" means a Guarantee of the Notes by the Parent, any other direct or indirect parent entity of the Company or any Subsidiary Guarantor pursuant to this Indenture.

"**Notes**" means the Senior Secured Floating Rate Notes due 2013 of the Company issued on the date hereof or thereafter, in each case, under this Indenture. The Notes issued on the date hereof and the Additional Notes subsequently issued under this Indenture, if any, shall be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

"**Obligations**" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"Offering Circular" means the offering circular, dated October 6, 2005, relating to the Notes issued on the date hereof, as amended or supplemented from time to time.

"Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, the President or General Manager of a principal business unit or group, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice-President of such Person.

"Officers' Certificate" means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the controller or a vice president, or the principal accounting officer of the Company, that meets the requirements of this Indenture.

"Opinion of Counsel" means an opinion from legal counsel which is reasonably acceptable to the Trustee (which counsel may be counsel to or an employee of the Company) that meets the requirements of this Indenture.

"Parent" means Pregis Holding II Corporation, a Delaware corporation.

"Pari Passu Debt" means Indebtedness of the Company or any Guarantor that (a) ranks *pari passu* in right of payment with the obligations of the Company under the Notes or the obligations of such Guarantor under its Note Guarantee, (b) is secured by a Lien on the property or assets constituting Collateral (which Lien ranks at least equal to the Lien on the Collateral securing the Notes and any Note Guarantee) and (c) contains provisions similar to those set forth under Section 4.10 with respect to offers to purchase or redeem with the proceeds of sales of assets.

"Participant" means, with respect to the Depositaries, a Person who has an account with any of the Depositaries.

"Permitted Business" means (a) any business conducted or proposed to be conducted (as described in the Offering Circular) by the Company and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related, complementary or ancillary thereto and (b) any acquired business or group of businesses that derive the majority of their revenues from one or more businesses that meet the requirements of clause (a) above.

"Permitted Investments" means:

(a) any Investment in the Company or in a Restricted Subsidiary of the Company;

(b) any Investment in cash or Cash Equivalents;

(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(i) such Person becomes a Restricted Subsidiary of the Company; or

(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.10;

(e) Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(f) stock, obligations or securities received in satisfaction of judgments;

(g) Investments in securities of customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such customers or in good faith settlement of delinquent obligations of, or other disputes with, such trade creditors;

(h) loans and advances to directors, employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes (including, without limitation, in connection with the purchase of Capital Stock by such directors, employees and officers) not in excess of $5.0 million at any one time outstanding;

(i) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(j) commission, payroll, travel, relocation and similar advances to directors, officers, employees and consultants of the Company or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(k) Investments in existence on the Issue Date after giving effect to the Acquisition and an Investment in any Person to the extent such Investment replaces or refinances an Investment in such Person existing on the Issue Date in an amount not exceeding the amount of the Investment being replaced or refinanced; *provided, however*, that the new Investment is on terms and conditions no less favorable than the Investment being renewed or replaced;

(l) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business;

(m) repurchases of Notes;

(n) Investments acquired in connection with (and not created in anticipation of) an acquisition otherwise permitted by this Indenture;

(o) Investments by the Company or a Restricted Subsidiary of the Company in an Accounts Receivable Subsidiary or any Investment by an Accounts Receivable Subsidiary in any other Person, in each case, in connection with a Qualified Receivables Transaction;

(p) Investments by the Company or a Restricted Subsidiary in joint ventures or Unrestricted Subsidiaries having an aggregate Fair Market Value (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (p) since the Issue Date, not to exceed $5.0 million; and

(q) any Investment in any Person other than an Unrestricted Subsidiary (provided that any such Person is not an Affiliate of the Company or is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person) having an aggregate Fair Market Value (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (q) since the Issue Date, not to exceed the greater of (x) $20.0 million and (y) 4.0% of Consolidated Net Tangible Assets; *provided*, *however*, that, if an Investment pursuant to this clause (q) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of the Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) above, and shall cease to have been made pursuant to this clause (q).

"Permitted Liens" means:

(a) First Priority Liens;

(b) Liens in favor of the Company or any Subsidiary Guarantor;

(c) Liens on property or Capital Stock of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; *provided* that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(d) Liens on property or Capital Stock existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, *provided* that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(e) Second Priority Liens;

(f) Third Priority Liens;

(g) Liens existing on the Issue Date (other than any Liens securing Indebtedness Incurred under Section 4.09(b)(i) or (viii);

(h) Liens securing Permitted Refinancing Indebtedness; *provided* that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(i) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; *provided* that (i) the Incurrence of such Indebtedness was not prohibited by this Indenture and (ii) such defeasance or satisfaction and discharge is not prohibited by this Indenture;

(j) Liens securing obligations that do not exceed $5.0 million at any one time outstanding;

(k) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by Section 4.09(b)(iv); *provided* that any such Lien (i) covers only the assets acquired, installed, constructed or improved with such Indebtedness and (ii) is created within 180 days of such acquisition, installation, construction or improvement;

(l) Liens on assets and property of Foreign Subsidiaries securing Indebtedness of Foreign Subsidiaries to the extent such Indebtedness is permitted to be Incurred under the provisions of Section 4.09;

(m) Liens on and pledges of Equity Interests of an Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary;

(n) Liens securing Indebtedness of any Accounts Receivable Subsidiary and Liens on Receivables Assets that have been sold in transactions described in clause (17) of the second paragraph of the definition of "Asset Sale";

(o) Liens on property of an Excluded Subsidiary (other than an Accounts Receivable Subsidiary) securing Indebtedness of such Excluded Subsidiary;

(p) Liens incurred or deposits or pledges made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other social security obligations or to secure letters of credit issued in the ordinary course of business in connection therewith;

(q) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(r) survey exceptions, encumbrances, restrictions, encroachments, easements, licenses or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines, or zoning or other restrictions as to the use of properties, and defects or irregularities in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any of its Restricted Subsidiaries;

(s) judgment and attachment Liens not giving rise to an Event of Default and notices of *lis pendens* and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(t) Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(u) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary thereof on deposit with or in possession of such bank;

(v) any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense (other than any property that is the subject of a Sale and Leaseback Transaction);

(w) Liens for taxes, assessments and governmental charges not yet delinquent or that are bonded or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(x) Liens arising from precautionary UCC financing statements regarding operating leases or consignments;

(y) Liens of franchisors in the ordinary course of business not securing Indebtedness;

(z) Liens arising by operation of law, such as Liens in favor of mechanics, carriers, warehousemen, landlords, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business;

(aa) leases, subleases, assignments, licenses and sublicenses of real or personal property (including, without limitation, intellectual property) in the ordinary course of business;

(bb) (i) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof and (ii) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(cc) (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business, (ii) deposits made in the ordinary course of business to secure liability to insurance carriers and (iii) deposits as security for the payment of rent incurred in the ordinary course of business; and

(dd) Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement with respect to Investments permitted under this Indenture.

"**Permitted Refinancing Indebtedness**" means:

(a) any Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); *provided* that:

(i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes and is subordinated in right of payment to the Notes or the Note Guarantees, as applicable, on terms at least as favorable taken as a whole to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(iv) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is *pari passu* in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is *pari passu* in right of payment with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(v) such Indebtedness is Incurred by either (x) with respect to Indebtedness of a Restricted Subsidiary that is not a Guarantor, any Restricted Subsidiary that is not a Guarantor or (y) the Company or any Guarantor; and

(b) any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund, other Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock held by the Company or any of its Restricted Subsidiaries); *provided* that:

(i) the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the liquidation or face value of the Disqualified Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(ii) such Permitted Refinancing Indebtedness has a final redemption date later than the final redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(iii) such Permitted Refinancing Indebtedness has a final redemption date later than the final redemption date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(iv) such Permitted Refinancing Indebtedness is not redeemable at the option of the holder thereof or mandatorily redeemable prior to the final maturity of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded; and

(v) such Disqualified Stock is issued by either (x) with respect to Disqualified Stock issued by a Restricted Subsidiary that is not a Guarantor, any Restricted Subsidiary that is not a Guarantor or (y) the Company or any Guarantor.

"Permitted Tax Distribution" means in the event that the Company is a member of a consolidated, combined or similar U.S. federal, state or local income tax group of which a direct or indirect parent entity is the common parent, payments, dividends or distributions to such parent entity, in order to pay the portion of any such consolidated, combined or similar income taxes that are attributable to the income or operations of the Company and its Subsidiaries (to the extent such taxes are not payable directly by the Company and its Subsidiaries); *provided* that (a) the amount of such payments, dividends or distributions, plus the amount of any such taxes payable directly by the Company and its Subsidiaries, do not exceed a reasonable estimate of the amount of tax that the Company and its Subsidiaries would have paid as a stand alone consolidated, combined or similar U.S. federal, state or local income tax group of which the Company was the common parent plus any taxes imposed in connection with the income or operations of the Company as a result of such parent entity's ownership of Capital Stock of the Company and (b) in the event that such reasonable estimate exceeds the actual amount that the Company would have been required to pay, such parent entity is required to repay the excess to the Company within a reasonable period after the later of the date on which such excess is determined and the date on which such parent entity receives any refund related to such excess.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Preferred Stock" means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

"Principals" means (a) the Sponsor and (b) the Management Group. Any Person or Persons whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture will thereafter, together with such Person's or Persons' Affiliates that are controlled by such Person or Persons, constitute an additional Principal.

"Private Placement Legend" means the legend set forth in Section 2.07(g)(i) of this Indenture to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

"Pro Forma Cost Savings" means, with respect to any period, the reductions in costs that are implemented, committed to be implemented, the commencement of implementation of which has begun or are reasonably expected to be implemented in good faith with respect to the business that was the subject of such acquisition within twelve months of the date of such acquisition and that are supportable and quantifiable, as if all such reductions in costs had been effected as of the beginning of such period, decreased by any non-one-time incremental expenses incurred or to be incurred during such four-quarter period in order to achieve such reduction in costs. Pro Forma Cost Savings described in the preceding sentence shall be accompanied by a certificate delivered to the Trustee from the Company's Chief Financial Officer that outlines the specific actions taken or to be taken and the net cost reductions achieved or to be achieved from each such action and certifies that such cost reductions meet the criteria set forth in the preceding sentence.

"Qualified Interest Rate Agreement" means an interest rate swap agreement with a domestic commercial bank having, at all times, capital and surplus in excess of $500.0 million and a rating, with respect to its long-term U.S. dollar-denominated debt obligations, of at least Aa2 by Moody's Investors Services, Inc. or AA by Standard & Poor's Rating Services.

"**Qualified Proceeds**" means any of the following or any combination of the following:

(a) net cash proceeds;

(b) Cash Equivalents;

(c) the fair market value of assets that are used or useful in a Permitted Business; and

(d) the fair market value of the Capital Stock of any Person engaged in a Permitted Business if, in connection with the receipt by the Company or any Restricted Subsidiary of the Company of that Capital Stock,

(i) such Person becomes a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or

(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary of the Company.

"**Qualified Receivables Transaction**" means any transaction or series of transactions that may be entered into by the Company or by any Restricted Subsidiary of the Company pursuant to which the Company or any Restricted Subsidiary of the Company may sell, convey, grant or otherwise transfer to an Accounts Receivable Subsidiary, any accounts receivable (whether now existing or arising in the future) of the Company or any Restricted Subsidiary of the Company and any asset related thereto (or interests in the foregoing), including, without limitation, all collateral securing such accounts receivable, and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that in the good faith determination of the Company are customarily transferred, or in respect of which security interests are customarily granted, in connection with an asset securitization, factoring or other sale transaction involving accounts receivable.

"**Receivables Assets**" means accounts receivable and the assets related thereto, as described in the definition of Qualified Receivables Transaction (or interests in the foregoing).

"**Registration Rights Agreement**" means (a) with respect to the Notes issued on the Issue Date, the Registration Rights Agreement, to be dated the Issue Date, among the Company, the Initial Guarantors, Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston LLC, Lehman Brothers International (Europe) and Lehman Brothers Inc. and (b) with respect to any Additional Notes, any registration rights agreement between the Company and the other parties thereto relating to the registration by the Company of such Additional Notes under the Securities Act.

"**Regulation S**" means Regulation S promulgated under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

"**Regulation S Global Note**" means a Legended Regulation S Global Note or an Unlegended Regulation S Global Note, as appropriate.

"**Replacement Assets**" means (a) non-current assets or properties that will be used or useful in a Permitted Business (including any such assets or properties acquired through capital expenditures) and, to the extent that the Net Proceeds being applied relate to a sale of assets of a Guarantor, will be owned by a Subsidiary Guarantor or (b) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary and, to the extent that the Net Proceeds being applied relate to a sale of assets of a Guarantor, a Subsidiary Guarantor.

"**Responsible Officer,**" when used with respect to the Trustee, means any officer within the Corporate Trust Office of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

"**Restricted Definitive Note**" means a Definitive Note bearing the Private Placement Legend.

"**Restricted Global Note**" means a Global Note bearing the Private Placement Legend.

"**Restricted Investment**" means an Investment other than a Permitted Investment.

"**Restricted Period**" means the 40-day distribution compliance period as defined in Regulation S.

"**Restricted Subsidiary**" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

"**Rule 144**" means Rule 144 promulgated under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

"**Rule 144A**" means Rule 144A promulgated under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

"**Rule 903**" means Rule 903 promulgated under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

"**Rule 904**" means Rule 904 promulgated under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

"**Sale and Leaseback Transaction**" means, with respect to any Person, any transaction (other than a transaction among the Company and its Restricted Subsidiaries) involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

"Second Priority Lien Obligations" means the Indebtedness Incurred under the Notes (including any Additional Notes).

"Second Priority Liens" means all Liens that secure the Second Priority Lien Obligations.

"Secured Indebtedness" means any Indebtedness (other than Indebtedness permitted under clauses (vi), (viii), (ix), (xi), (xiv) and (xv) of the definition of Permitted Debt) that is secured by a Lien (other than any Second Priority Liens and Third Priority Liens).

"Secured Indebtedness Leverage Ratio" means, with respect to any specified Person at any date, the ratio of (a) the Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date determined on a consolidated basis after giving effect to the Incurrence of the Secured Indebtedness giving rise to the need to make such calculation (including a pro forma application of the use of proceeds therefrom) to (b) Consolidated Cash Flow of such Person for the most recent four fiscal quarters for which internal financial statements are available immediately prior to such date of determination.

In addition, for purposes of calculating the Secured Indebtedness Leverage Ratio:

(i) Investments in and acquisitions and dispositions of Persons or business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the calculation of the Secured Indebtedness Leverage Ratio is made will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act (except that pro forma effect may also be given to (x) any Pro Forma Cost Savings and (y) any cost savings described in the Offering Circular *provided* that such cost savings, in the case of this clause (y), may not be applied for any fiscal period occurring after September 30, 2005), but without giving effect to clause (c) of the proviso set forth in the definition of Consolidated Net Income (and pro forma effect shall also be given to acquisitions, dispositions, investments, mergers and consolidations made during the relevant four-quarter period by the business entities that are themselves acquired during such four quarter period); and

(ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor statute.

"**Security Agreement**" means (a) that certain Security Agreement, to be dated as of the Issue Date, among the Company, the Guarantors, the Trustee and the Collateral Agent and (b) all other security agreements, mortgages, pledges, collateral assignments or other instruments evidencing or creating any security interests in favor of the Collateral Agent, for the benefit of the Trustee and the Holders of the Notes and holders of other Second Priority Lien Obligations, in all or any portion of the Collateral, in each case, as amended, modified, restated, supplemented or replaced from time to time in accordance with their respective terms.

"**Security Documents**" means, collectively, (a) the Security Agreement and (b) the Intercreditor Agreement, in each case, as amended, amended and restated, supplemented, replaced or otherwise modified from time to time, in accordance with the terms thereof.

"**Security Interests**" means the Liens on the Collateral created by the Security Documents in favor of the Collateral Agent for the benefit of the Trustee and the Holders.

"**Senior Subordinated Notes**" means the Company's 12 3/8% senior subordinated notes due 2013.

"**Shelf Registration Statement**" has the meaning set forth in Section 2 of the Registration Rights Agreement.

"**Significant Subsidiary**" means any Restricted Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X of the Securities Act.

"**Sponsor**" means AEA Investors LLC, AEA Management (Cayman) Ltd., AEA Investors LP, and their respective affiliates and funds managed by any of their managing directors or senior executives or entities they control.

"**Standard Receivables Undertaking**" means representations, warrantees, covenants, and indemnities entered into by the Company or any Restricted Subsidiary of the Company, which in the good faith judgment of the Board of Directors of the Company (or two officers pursuant to an Officers' Certificate), are reasonably customary in an accounts receivable transaction.

"**Stated Maturity**" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"**Stock Purchase Agreement**" means that certain Stock Purchase Agreement, dated as of June 23, 2005, as amended, among Pactiv Corporation, Pregis Corporation (f/k/a PFP Holding II Corporation) and the other parties thereto, and the agreements and documents related thereto.

"**Subsidiary**" means, with respect to any specified Person:

(a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

"**Subsidiary Guarantor**" means any Restricted Subsidiary of the Company that guarantees the Company's Obligations under the Notes in accordance with the terms of this Indenture, and its successors and assigns, until released from its obligations under such Guarantee and this Indenture in accordance with the terms of this Indenture.

"**TIA**" means the Trust Indenture Act of 1939, as in effect on the date on which this Indenture is qualified under the TIA; *provided, however*, that in the event the Trust Indenture Act of 1939 is later amended, TIA means the Trust Indenture Act of 1939, as so amended.

"**Transactions**" means the Acquisition, the issuance of the 12 3/8% Senior Subordinated Notes on the Issue Date, the issuance of the Notes on the Issue Date, the entering into and initial borrowings under the Credit Agreement on the Issue Date, and related transactions.

"**Treasury Rate**" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to October 15, 2006; *provided, however*, that if the then remaining term of the Notes to October 15, 2006 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the Notes to October 15, 2006 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

"**Third Priority Liens**" means all Liens on the Collateral that secure Indebtedness on a third priority basis, *provided* that the Notes will be secured by Second Priority Liens to the extent any Indebtedness is secured by Third Priority Liens.

"**Trustee**" means The Bank of New York, until a successor replaces it in accordance with Section 7.08 and thereafter means the successor serving hereunder.

"**Unlegended Regulation S Global Note**" means a permanent Global Note in the form of Exhibit A bearing the Global Note Legend, deposited with or on behalf of and registered in the name of the Depositary or its nominee and issued upon expiration of the Restricted Period.

"**Unrestricted Definitive Note**" means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.

"**Unrestricted Global Note**" means a permanent Global Note substantially in the form of Exhibit A that bears the Global Note Legend, that has the "Schedule of Exchanges of Interests in the Global Note" attached thereto, that is deposited with or on behalf of and registered in the name of the Depositary, representing a series of Notes, and that does not bear the Private Placement Legend.

"**Unrestricted Subsidiary**" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with Section 4.15 and any Subsidiary of such Subsidiary.

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under the Securities Act.

"**Voting Stock**" of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

"**Weighted Average Life to Maturity**" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b) the then outstanding principal amount of such Indebtedness.

Section 1.02 Other Definitions.

Term	Defined in Section
"Act"	13.14
"Affiliate Transaction"	4.11
"Asset Sale Offer"	4.10
"Authentication Order"	2.02
"Change of Control Offer"	4.14
"Change of Control Payment"	4.14
"Change of Control Payment Date"	4.14
"Covenant Defeasance"	8.03
"EDGAR"	4.03
"Event of Default"	6.01

"Excess Proceeds"	4.10
"Excess Proceeds Trigger Date"	4.10
"Legal Defeasance"	8.02
"Offer Amount"	3.08
"Offer Period"	3.08
"offshore transaction"	2.07
"Paying Agent"	2.04
"Payment Default"	6.01
"Permitted Debt"	4.09
"Purchase Date"	3.08
"Refunding Capital Stock"	4.07
"Registrar"	2.04
"Repurchase Offer"	3.08
"Restricted Payments"	4.07
"Retired Capital Stock"	4.07
"Specified Courts"	13.09

Section 1.03 Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

"indenture securities" means the Notes;

"indenture security holder" means a Holder of a Note;

"indenture to be qualified" means this Indenture;

"indenture trustee" or **"institutional trustee"** means the Trustee; and

"obligor" on the Notes means the Company, any Subsidiary Guarantor and any successor obligor upon the Notes or the relevant Note Guarantee.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule under the TIA have the meanings so assigned to them.

Section 1.04 Rules of Construction.

Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c) "or" is not exclusive;

(d) words in the singular include the plural, and words in the plural include the singular;

(e) "including" or "include" means including or include without limitation;

(f) "herein," "hereof," "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Section, Article or other subdivision;

(g) all references to Sections or Articles or Exhibits refer to Sections or Articles or Exhibits of or to this Indenture unless otherwise indicated;

(h) references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement of successor sections or rules adopted by the Commission from time to time;

(i) "$", "U.S. Dollars" or "United States Dollars" each refer to U.S. dollars, or such other currency of the U.S. that at the time of payment is legal tender for payment of public and private debts; and

(j) "€" or "euro" each refer to the lawful currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

ARTICLE TWO
THE NOTES

Section 2.01 Form and Dating.

(a) *General.* The Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes shall be (i) issued in registered global form without interest coupons and (ii) shall be only in minimum denominations of €50,000 and any integral multiple of €1,000 in excess thereof.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) *Global Notes.* Notes issued in global form shall be substantially in the form of Exhibit A (and shall include the Global Note Legend thereon and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A (but without the Global Note Legend thereon and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Common Depositary at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.07(i).

Notes shall be initially issued as Global Notes which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Common Depositary, and registered in the name of the Common Depositary or the nominee of the Common Depositary for the accounts of Euroclear or Clearstream, duly executed by the Company and authenticated by the Trustee as hereinafter provided. Notes offered and sold in reliance on Regulation S shall be issued initially in the form of the Legended Regulation S Global Note. Following the termination of the Restricted Period, beneficial interests in the Legended Regulation S Global Note may be exchanged for beneficial interests in Unlegended Regulation S Global Notes pursuant to Section 2.07 and the Applicable Procedures. Simultaneously with the authentication of Unlegended Regulation S Global Notes, the Common Depositary shall cancel the Legended Regulation S Global Note. The aggregate principal amount of the Regulation S Global Notes may from time to time be increased or decreased by adjustments made on the records of the Common Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

Section 2.02 Execution and Authentication.

At least one Officer of the Company shall sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of the Trustee. Such signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The aggregate principal amount of Notes (other than Notes issued in exchange, substitution or replacement, including Notes issued under Section 2.08) which may be authenticated and delivered under this Indenture is unlimited.

The Company may, subject to Article Four of this Indenture and applicable law, issue Additional Notes under this Indenture.

At any time and from time to time after the execution of this Indenture, the Trustee shall, upon receipt of, and pursuant to, a written order of the Company signed by an Officer of the Company (an "**Authentication Order**"), authenticate and deliver an unlimited principal amount of Notes for original issue, of which €100,000,000 shall be issued on the date of this Indenture and Notes issued in exchange, substitution or replacement therefor, including Notes issued under Section 2.08.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company, the Holders or an Affiliate of the Company.

Section 2.03 Methods of Receiving Payments on the Notes.

If a Holder has given wire transfer instructions to the Company, the Company shall pay all principal, interest and premium and Additional Interest, if any, on that Holder's Notes in accordance with those instructions. All other payments on Notes shall be made at the offices or agencies of one or more Paying Agents and Registrars within The City of New York, New York and Dublin, Ireland unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Section 2.04 Paying Agent and Registrar for the Notes.

(a) The Company shall maintain a registrar with an office or agency where Notes may be presented for registration of transfer or for exchange (**"Registrar"**) and a paying agent with an office or agency where Notes may be presented for payment (**"Paying Agent"**). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Company may appoint one or more co registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Affiliates may act as Paying Agent or Registrar. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company shall also maintain a Registrar and a Paying Agent in the Republic of Ireland so long as the Notes are listed on the Irish Stock Exchange.

(b) The Company initially appoints Euroclear and Clearstream to act as the Depositaries with respect to the Global Notes. The Company may appoint one or more other Depositaries at its discretion.

(c) The Company initially appoints (i) The Bank of New York, located at the address set forth in Section 13.02(a), to act as the Registrar and Paying Agent, (ii) The Bank of New York Depository (Nominees) Limited as Nominee for the Bank of New York, London Branch as Common Depository for Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme to act as Common Depositary with respect to the Global Notes, and (iii) The Bank of New York, located at the address set forth in Section 13.02(a), to act as Calculation Agent.

(d) The Company initially appoints RSM Robson Rhodes LLP, located at the address set forth in Section 13.02(a), as Paying Agent in Ireland.

(e) The Company undertakes that it shall maintain a paying agent in a Member State of the European Union that is not obligated to withhold or deduct tax pursuant to the European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive.

(f) The Company shall enter into an appropriate agency agreement with any Paying Agent or co-Registrar not a party to this Indenture. Such agreement shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of any such agent.

Section 2.05 Paying Agent to Hold Money in Trust.

The Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium or Additional Interest, if any, or interest on the Notes, and shall notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or one of its Subsidiaries) shall have no further liability for the money. If the Company or one of its Affiliates acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for the Notes.

Section 2.06 Holder Lists.

The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA Section 312(a). If the Trustee is not the Registrar, the Company shall furnish or cause to be furnished to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes and the Company shall otherwise comply with TIA Section 312(a).

Section 2.07 Transfer and Exchange.

(a) *Transfer and Exchange of Global Notes*. A Global Note may not be transferred as a whole except by the Common Depositary to a nominee of the Common Depositary, by a nominee of the Common Depositary to the Common Depositary or to another nominee of the Common Depositary, or by the Common Depositary or any such nominee to a successor Common Depositary or a nominee of such successor Common Depositary. All Global Notes shall be exchanged by the Company for Definitive Notes if (i) a Depositary (A) notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes and the Company fails to appoint a successor to such Depositary within 120 days after receiving such notice or (B) has ceased to be a clearing agency registered under the Exchange Act and the Company fails to appoint a successor to such Depositary within 120 days after becoming aware of such condition; (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes in exchange for Global Notes (in whole but not in part); *provided* that in no event shall the Legended Regulation S Global Note be exchanged by the Company for Definitive Notes other than in accordance with Section 2.07(c)(ii); or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes. Upon the occurrence of any of the preceding events in (i), (ii) or (iii) above, Definitive Notes shall be issued in such names as the Common Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.08 and 2.11. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.07, Section 2.08 or Section 2.11, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.07(a); however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.07(b), (c) or (f).

(b) *Transfer and Exchange of Beneficial Interests in the Global Notes*. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Common Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) *Transfer of Beneficial Interests in the Same Global Note*. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; *provided, however*, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Legended Regulation S Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than Credit Suisse First Boston (Europe) Limited or Lehman Brothers International (Europe)). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.07(b)(i).

(ii) *All Other Transfers and Exchanges of Beneficial Interests in Global Notes*. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.07(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositaries in accordance with the Applicable Procedures directing the Depositaries to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) a written order from a Participant or an Indirect Participant given to the Depositaries in accordance with the Applicable Procedures directing the Depositaries to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositaries to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above; *provided* that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Legended Regulation S Global Note other than in accordance with Section 2.07(c)(ii). Upon consummation of an Exchange Offer by the Company in accordance with Section 2.07(f), the requirements of this Section 2.07(b)(ii) shall be deemed to have been satisfied upon receipt by the Registrar of the instructions contained in the Letter of Transmittal (or similar document) delivered by the holder of such beneficial interests in the Restricted Global Notes. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall cause the Common Depositary to adjust the principal amount of the relevant Global Notes pursuant to Section 2.07(i).

(iii) *Transfer of Beneficial Interests to Another Restricted Global Note.* A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.07(b)(ii) above and the Registrar receives the following:

(A) if the transferee shall take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications in item (1) thereof; and

(B) if the transferee shall take delivery in the form of a beneficial interest in a Legended Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications in item (2) thereof.

(iv) *Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note.* A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.07(b)(ii) above and:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the holder of the beneficial interest to be transferred, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal (or similar document) that (1) it is not an affiliate (as defined in Rule 144) of the Company, (2) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any Person to participate in, a distribution of the Exchange Notes to be issued in the Exchange Offer and (3) it is acquiring the Exchange Notes in its ordinary course of business;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a broker dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C, including the certifications in item (1)(a) thereof; or

(2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar or the Company so requests or if the Applicable Procedures so require, an opinion of counsel in form reasonably acceptable to the Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to subparagraph (B), (C) or (D)(2) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 of this Indenture, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (B), (C) or (D)(2) above.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c) *Transfer or Exchange of Beneficial Interests for Definitive Notes.*

(i) *Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes.* If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications and opinion in item (3)(a) thereof;

(E) if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(b) thereof; or

(F) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item 3(c) thereof,

the Trustee shall cause the Common Depositary to reduce the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.07(i) of this Indenture, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.07(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.07(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii) *Beneficial Interests in Legended Regulation S Global Note to Definitive Notes.* A beneficial interest in the Legended Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to the expiration of the Restricted Period, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii) *Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes.* A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the holder of such beneficial interest, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal (or similar document) that (1) it is not an affiliate (as defined in Rule 144) of the Company, (2) it is not engaged in, and does not intend to engage in, and has not arrangement or understanding with any Person to participate in, a distribution of the Exchange Notes to be issued in the Exchange Offer and (3) it is acquiring the Exchange Notes in its ordinary course of business;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a broker dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (1)(b) thereof; or

(2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar or the Company so requests or if the Applicable Procedures so require, an opinion of counsel in form reasonably acceptable to the Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iv) *Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes*. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.07(b)(ii), the Trustee shall cause the Common Depositary to reduce the aggregate principal amount of the applicable Global Note accordingly pursuant to Section 2.07(i), and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.07(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary. The Trustee shall deliver such Unrestricted Definitive Notes to the Persons in whose names such Notes are so registered.

(d) *Transfer and Exchange of Definitive Notes for Beneficial Interests*.

(i) *Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes*. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (2)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a Non U.S. Person in an **"offshore transaction"** in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B, including the certifications in item (2) thereof;

(D) if such Restricted Definitive Note is being transferred pursuant to and in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(a) thereof;

(E) if such Restricted Definitive Note is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(b) thereof; or

(F) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(c) thereof,

the Trustee shall cancel the Restricted Definitive Note, and shall cause the Common Depositary to increase the aggregate principal amount of, in the case of clause (A), (D), (E) or (F) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, and in the case of clause (C) above, the Regulation S Global Note.

(ii) *Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes*. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal (or similar document) that (1) it is not an affiliate (as defined in Rule 144) of the Company, (2) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any Person to participate in, a distribution of the Exchange Notes to be issued in the Exchange Offer and (3) it is acquiring the Exchange Notes in its ordinary course of business;

(B) such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a broker dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (1)(c) thereof; or

(2) if the Holder of such Restricted Definitive Note proposes to transfer such Note to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar or the Company so requests or if the Applicable Procedures so require, an opinion of counsel in form reasonably acceptable to the Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.07(d)(ii), the Trustee shall cancel the Definitive Notes and shall cause the Common Depositary to increase the aggregate principal amount of the Unrestricted Global Note.

(iii) *Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.* A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and cause the Common Depositary to increase the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraph (ii) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred and deposit such Global Notes with the Common Depositary for the account of the Depositaries.

(e) *Transfer and Exchange of Definitive Notes for Definitive Notes.* Upon request by a Holder of Definitive Notes and such Holder's compliance with the provisions of this Section 2.07(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.07(e):

(i) *Restricted Definitive Notes to Restricted Definitive Notes.* Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer shall be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications in item (1) thereof;

(B) if the transfer shall be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transfer shall be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications, certificates and Opinion of Counsel required by item (3)(a) thereof, if applicable.

(ii) *Restricted Definitive Notes to Unrestricted Definitive Notes.* Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal (or similar document) that (1) it is not an affiliate (as defined in Rule 144) of the Company, (2) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any Person to participate in, a distribution of the Exchange Notes to be issued in the Exchange Offer and (3) it is acquiring the Exchange Notes in its ordinary course of business;

(B) any such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) any such transfer is effected by a broker dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(1) if the Holder of such Restricted Definitive Note proposes to exchange such Note for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (1)(d) thereof; or

(2) if the Holder of such Restricted Definitive Note proposes to transfer such Note to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests, an opinion of counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) *Unrestricted Definitive Notes to Unrestricted Definitive Notes*. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f) *Exchange Offer*. Upon the occurrence of the Exchange Offer in accordance with the Registration Rights Agreement, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate (i) one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of the beneficial interests in the Restricted Global Notes tendered for acceptance by Persons that certify in the applicable Letters of Transmittal (or similar document) that (x) they are not affiliates (as defined in Rule 144) of the Company, (y) they are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any Person to participate in, a distribution of the Exchange Notes to be issued in the Exchange Offer and (z) they are acquiring the Exchange Notes in their ordinary course of business and (ii) Unrestricted Definitive Notes in an aggregate principal amount equal to the principal amount of the Restricted Definitive Notes tendered for acceptance by Persons that certify in writing to the Trustee that (x) they are not affiliates (as defined in Rule 144) of the Company, (y) they are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any Person to participate in, a distribution of the Exchange Notes to be issued in the Exchange Offer and (z) they are acquiring the Exchange Notes in their ordinary course of business. Concurrently with the issuance of such Notes, the Trustee shall cause the Common Depositary to reduce the aggregate principal amount of the applicable Restricted Global Notes accordingly and the Company shall execute and the Trustee shall authenticate and deliver to the Persons designated by the Holders of Restricted Global Notes so accepted such Unrestricted Global Notes or Unrestricted Definitive Notes, as the case may be, in the appropriate principal amount.

(g) *Legends*. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(i) *Private Placement Legend*. Except as permitted below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

THIS NOTE (OR ITS PREDECESSOR) HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH IN THE NEXT SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER: (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A "QIB"), (B) IT HAS ACQUIRED THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE

SECURITIES ACT OR (C) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT (AN "IAI"), (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO PREGIS CORPORATION OR ANY OF ITS SUBSIDIARIES, (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF THE SECURITIES ACT, (D) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (E) TO AN IAI THAT, PRIOR TO SUCH TRANSFER, FURNISHES THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE TRANSFER OF THIS NOTE (THE FORM OF WHICH CAN BE OBTAINED FROM THE TRUSTEE) AND, IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF NOTES LESS THAN $250,000 (EURO EQUIVALENT), AN OPINION OF COUNSEL ACCEPTABLE TO PREGIS CORPORATION THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO PREGIS CORPORATION) OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION" AND "UNITED STATES" HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING.

Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraph (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii), (e)(iii) or (f) of this Section 2.07 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii) *Global Note Legend.* Each Global Note shall bear a legend in substantially the following form:

THIS GLOBAL NOTE IS HELD BY THE COMMON DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL

OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE COMMON DEPOSITARY MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.07(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR COMMON DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

(h) *Regulation S Global Note Legend.* The Regulation S Global Note shall bear a legend in substantially the following form:

THE RIGHTS ATTACHING TO THIS REGULATION S GLOBAL NOTE, AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR CERTIFICATED NOTES, ARE AS SPECIFIED IN THE INDENTURE (AS DEFINED HEREIN).

(i) *Cancellation and/or Adjustment of Global Notes.* At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.12. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for, or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in, another Global Note or Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Common Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such other Global Note by the Common Depositary at the direction of the Trustee to reflect such increase.

(j) *General Provisions Relating to Transfers and Exchanges.*

(i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon the Company's order or at the Registrar's request.

(ii) No service charge shall be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.11, 3.07, 3.08, 4.10, 4.14 and 9.05).

(iii) The Registrar shall not be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(iv) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid and legally binding obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v) The Company shall not be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, (C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date or (D) to register the transfer of or to exchange a Note tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer.

(vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(vii) The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02.

(viii) All certifications, certificates and opinions of counsel required to be submitted to the Registrar pursuant to this Section 2.07 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 2.08 Replacement Notes.

(a) If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee's and the Company's requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

In case any mutilated, destroyed, lost or wrongfully taken Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

(b) Every replacement Note is an additional obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.09 Outstanding Notes.

(a) The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section as not outstanding. Except as set forth in Section 2.10, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note; however, Notes held by the Company or a Subsidiary of the Company shall not be deemed to be outstanding for purposes of Section 3.08.

(b) If a Note is replaced pursuant to Section 2.08, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the replaced Note is held by a bona fide purchaser or protected purchaser.

(c) If the principal, premium or Additional Interest, or interest of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue.

(d) If the Paying Agent (other than the Company, a Subsidiary of the Company or an Affiliate of any of the foregoing) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.10 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned shall be so disregarded.

Section 2.11 Temporary Notes.

(a) Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes.

(b) Holders of temporary Notes shall be entitled to all of the benefits of this Indenture.

Section 2.12 Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of canceled Notes in accordance with its procedures for the disposition of canceled securities in effect as of the date of such disposition (subject to the record retention requirement of the Exchange Act). Certification of the disposition of all canceled Notes shall be delivered to the Company. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation. The Trustee shall provide the Company a list of all Notes that have been cancelled from time to time as requested by the Company.

Section 2.13 Defaulted Interest.

If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company shall fix or cause to be fixed each such special record date and payment date, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.14 CUSIP Numbers, ISIN Numbers and Common Codes.

The Company in issuing the Notes may use "CUSIP" and "ISIN" numbers and Common Codes (if then generally in use), and, if so, the Trustee shall use "CUSIP" and "ISIN" numbers and Common Codes, as appropriate, in notices of redemption as a convenience to Holders; *provided* that any such notice may state that no representation is made as to the correctness of such numbers or codes either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee of any change in the "CUSIP" or "ISIN" numbers or Common Codes.

Section 2.15 Computation of Interest.

Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

ARTICLE THREE
REDEMPTION AND OFFERS TO PURCHASE

Section 3.01 Notices to Trustee.

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07, it shall furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officers' Certificate setting forth (i) the clause of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price. Any redemption referenced in such Officers' Certificates may be canceled by the Company at any time prior to notice of redemption being mailed to any Holder and thereafter shall be null and void.

Section 3.02 Selection of Notes to Be Redeemed.

If less than all of the Notes are to be redeemed at any time, the Trustee shall select the Notes for redemption as follows:

(a) if the Notes are listed on any national securities exchange or automated quotation system, in compliance with the requirements of such national securities exchange or automated quotation system; or

(b) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of €1,000 principal amount or less shall be redeemed in part; provided that no Notes will be redeemed in part if the resulting Note would have a minimum denomination that is less than €50,000. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the payment of the redemption price, Notes or portions thereof called for redemption shall cease to accrue interest.

The Company may also acquire Notes by means other than a redemption, whether by tender offer, open market purchase, negotiated transaction or otherwise, in accordance with applicable securities laws, so long as such acquisition is in accordance with this Indenture.

Section 3.03 Notice of Redemption.

(a) At least 30 days but not more than 60 days before a redemption date, the Company shall mail or cause to be mailed, by first class mail, a notice of redemption to each

Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture.

The notice shall identify the Notes to be redeemed and shall state:

(i) the redemption date;

(ii) the redemption price;

(iii) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note;

(iv) the name and address of the Paying Agent;

(v) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and become due on the date fixed for redemption;

(vi) that, unless the Company defaults in making such redemption payment, interest, if any, on Notes called for redemption ceases to accrue on and after the redemption date and the only remaining right of the Holders is to receive payment of the redemption price and accrued interest upon surrender to the Paying Agent of the Notes;

(vii) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(viii) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN numbers or Common Codes, if any, listed in such notice or printed on the Notes.

(b) At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense. The notice, if mailed in the manner provided herein shall be presumed to have been given, whether or not the Holder receives such notice.

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. Interest, if any, on Notes called for redemption ceases to accrue on and after the redemption date, unless the Company defaults in making the applicable redemption payment. A notice of redemption may not be conditional. Any defect in or failure to give notice prescribed by this paragraph shall not affect the validity of the proceedings for the redemption of any note.

Section 3.05 Deposit of Redemption Price.

(a) Not later than 12:00 p.m. (noon) Eastern Time on the redemption date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and accrued and unpaid interest, if any, on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption price of, and accrued and unpaid interest on, all Notes to be redeemed.

(b) If the Company complies with the provisions of Section 3.05(a), on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption. If a Note is redeemed on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Company to comply with Section 3.05(a), interest shall be paid on the unpaid principal from the redemption date until such principal is paid and to the extent lawful on any interest not paid on such unpaid principal, in each case, at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed in Part.

Upon surrender and cancellation of a Note that is redeemed in part, the Company shall issue and the Trustee shall authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed portion of the Note surrendered. No Notes in denominations of €1,000 or less shall be redeemed in part; *provided* that no Notes shall be redeemed in part if the resulting Note would have a minimum denomination that is less than €50,000.

Section 3.07 Optional Redemption.

(a) At any time prior to October 15, 2006, the Company may redeem all or part of the Notes upon not less than 30 nor more than 60 days' prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest and Additional Interest, if any, to the date of redemption.

(b) Except pursuant to Section 3.07(a), the Company shall not have the option to redeem the Notes prior to October 15, 2006. On or after October 15, 2006, the Company may redeem (at any time) all or (from time to time) a portion of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Year	Percentage
2006	102.00%
2007	101.00%
2008 and thereafter	100.000%

(c) Any redemption pursuant to this Section 3.07 shall be made in accordance with the provisions of Sections 3.01 through 3.06.

Section 3.08 Repurchase Offers.

In the event that, pursuant to Sections 4.10 and 4.14, the Company shall be required to commence an offer to all Holders to purchase all or a portion of their respective Notes (a "**Repurchase Offer**"), it shall follow the procedures specified in such Sections and, to the extent not inconsistent therewith, the procedures specified below.

The Repurchase Offer shall remain open for a period of no less than 30 days and no more than 60 days following its commencement, except to the extent that a longer period is required by applicable law (the "**Offer Period**"). No later than five Business Days after the termination of the Offer Period (the "**Purchase Date**"), the Company shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.10 or 4.14 (the "**Offer Amount**") or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Repurchase Offer. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Repurchase Offer.

Upon the commencement of a Repurchase Offer, the Company shall send, by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Repurchase Offer. At the Company's request, the Trustee shall give notice of the Repurchase Offer and at the Company's expense. The Repurchase Offer shall be made to all Holders. The notice, which shall govern the terms of the Repurchase Offer, shall state:

(a) that the Repurchase Offer is being made pursuant to this Section 3.08 and Section 4.10 or 4.14, and the length of time the Repurchase Offer shall remain open;

(b) the Offer Amount, the purchase price and the Purchase Date;

(c) that any Note not tendered or accepted for payment shall continue to accrue interest;

(d) that, unless the Company defaults in making such payment, any Note (or portion thereof) accepted for payment pursuant to the Repurchase Offer shall cease to accrue interest after the Purchase Date;

(e) that Holders electing to have a Note purchased pursuant to a Repurchase Offer may elect to have Notes purchased only in denominations of €50,000 or integral multiples of €1,000 in excess thereof;

(f) that Holders electing to have a Note purchased pursuant to any Repurchase Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer by book entry transfer, to the Company, a depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

(g) that Holders shall be entitled to withdraw their election if the Company, the Common Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(h) that, if the aggregate principal amount of Notes surrendered by Holders exceeds the Offer Amount, the Trustee shall select the Notes to be purchased pursuant to the terms of Section 3.02 hereof (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of €50,000 (or integral multiples of €1,000 in excess thereof) principal amount, or integral multiples thereof, shall be purchased); and

(i) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book entry transfer).

On or before the Purchase Date, the Company shall, to the extent lawful, subject in the case of a Repurchase Offer made pursuant to Section 4.10 to the provisions of Section 4.10, accept for payment on a pro rata basis to the extent necessary, the Offer Amount of Notes (or portions thereof) tendered pursuant to the Repurchase Offer, or if less than the Offer Amount has been tendered, all Notes tendered, and shall deliver to the Trustee an Officers' Certificate stating that such Notes (or portions thereof) were accepted for payment by the Company in accordance with the terms of this Section 3.08. The Company, the Common Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of Notes tendered by such Holder, as the case may be, and accepted by the Company for purchase, and the Company shall promptly issue a new Note. The Trustee, upon written request from the Company shall authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the respective Holder thereof. The Company shall publicly announce the results of the Repurchase Offer on the Purchase Date.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Repurchase Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 3.08, Section 4.10 or Section 4.14, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 3.08, Section 4.10 or Section 4.14 by virtue of such compliance.

ARTICLE FOUR
COVENANTS

Section 4.01 Payment of Notes.

(a) The Company shall pay or cause to be paid the principal of, and premium, if any, interest and Additional Interest, if any, on, the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, interest and Additional Interest, if any, shall be considered paid on the date due if the Paying Agent, if other than the Company or one of its Subsidiaries, holds as of 12:00 p.m. (noon) Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, interest and Additional Interest, if any, and interest then due.

(b) The Company shall pay interest (including post petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

(a) The Company shall maintain in the Borough of Manhattan, The City of New York, an office or agency (which may be an office of the Trustee or Registrar or agent of the Trustee or Registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

(b) The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however*, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes. The

Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c) The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.04.

Section 4.03 Reports.

(a) The Company will furnish to the Trustee and, upon request, to Holders of the Notes a copy of all of the information and reports referred to in clauses (i) and (ii) below within the time periods specified in the Commission's rules and regulations:

(i) beginning with the report for the quarter ended September 30, 2005, all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

(ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

(b) After consummation of the Exchange Offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Company shall not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company's filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission.

(c) If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries, either individually or taken together with all other Unrestricted Subsidiaries as a group, would constitute a Significant Subsidiary, then the quarterly and annual financial information required by this covenant will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(d) Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to in clauses (a), (b) and (c) above to the Trustee and the Holders of Notes if the Company has filed such reports with the Commission via the Commission's Electronic Data Gathering, Analysis and Retrieval System (or any successor system)

("**EDGAR**") and such reports are publicly available or has included the information in the Exchange Offer Registration Statement or Shelf Registration Statement required by the Registration Rights Agreement.

(e) If at any time the Notes are Guaranteed by a direct or indirect parent entity of the Company and such parent entity has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, if applicable, and has furnished the Holders of Notes, or filed electronically via EDGAR, the reports described herein with respect to such entity, as applicable, the Company shall be deemed to be in compliance with this Section 4.03.

(f) The Company shall, for so long as any Notes remain outstanding, furnish to the Holders and to prospective investors designated by any Holder, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Section 4.04 Compliance Certificate.

(a) The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company, the Parent and the Subsidiaries of the Company during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to his or her knowledge, the Company has kept, observed, performed and fulfilled its obligations under this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

(b) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, within five Business Days after any Officer becomes aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.05 Taxes.

The Company shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, any taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06 Stay, Extension and Usury Laws.

The Company agrees (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Restricted Payments.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Company or (y) to the Company or a Restricted Subsidiary of the Company);

(ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) any Equity Interests of the Company or any Restricted Subsidiary thereof held by Persons other than the Company or any of its Restricted Subsidiaries;

(iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or any Note Guarantees (other than subordinated Indebtedness held by the Company or any Restricted Subsidiary thereof), except (x) a payment of interest or principal at the Stated Maturity thereof or (y) the purchase, repurchase, defeasance, redemption, prepayment or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, defeasance, redemption, prepayment or other acquisition; or

(iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as **"Restricted Payments"**),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least

$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vi), (ix), (xi)(x), (xii), (xiv), (xv) and (xvi) of clause (b) of this Section 4.07), is less than the sum, without duplication, of:

(A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing October 1, 2005 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), *plus*

(B) 100% of the Qualified Proceeds received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company (or the issue or sale of Equity Interests (other than Disqualified Stock) of any direct or indirect parent entity of the Company the proceeds of which are contributed to the common equity capital of the Company) or from the Incurrence of Indebtedness of the Company or any Restricted Subsidiary that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of the Company), *plus*

(C) with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from payments of interest on Indebtedness held by the Company or any of its Restricted Subsidiaries, from dividends, repayments of loans or advances, or other transfers of assets, in each case, to the Company or any Restricted Subsidiary of the Company, from all cash, Cash Equivalents and the Fair Market Value of marketable securities, in each case, received by the Company or any Restricted Subsidiary of the Company as proceeds from the sale or other disposition of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee), from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries or from any Unrestricted Subsidiary merging into a Restricted Subsidiary (if the surviving entity is a Restricted Subsidiary and such merger complies with the terms of this Indenture), *plus*

(D) in the event the Company or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the Company's or any Restricted Subsidiary's existing Investment in such Person that was previously treated as a Restricted Payment pursuant to this clause (3).

(b) The provisions of Section 4.07(a) shall not prohibit, so long as, in the case of clauses (vii), (x), (xi), (xii)(y), (xiii) and (xvii) below, no Default has occurred and is continuing or would be caused thereby:

(i) the payment of any dividend, distribution or redemption payment within 60 days after the date of declaration of such dividend, distribution or the mailing of the relevant irrevocable redemption notice, if, at said date of declaration or mailing, such dividend, distribution or redemption payment, as the case may be, would have complied with the provisions of this Indenture;

(ii) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its Common Stock on a pro rata basis;

(iii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company or any Restricted Subsidiary of the Company or of any direct or indirect parent entity of the Company in exchange for, or out of the net cash proceeds of a contribution to the common equity of the Company or a sale (other than to a Subsidiary of the Company) occurring no earlier than 90 days prior to such redemption, repurchase, retirement, defeasance or other acquisition (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company or, to the extent contributed to the common equity capital of the Company, Equity Interests of any direct or indirect parent entity of the Company; *provided* that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(B) of Section 4.07(a);

(iv) the defeasance, redemption, repurchase, retirement or other acquisition of Indebtedness subordinated to the Notes or the Note Guarantees, or of Disqualified Stock, with the net cash proceeds from an Incurrence of or in exchange for Permitted Refinancing Indebtedness;

(v) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a sale occurring no earlier than 90 days prior to such acquisition (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company (or Equity Interests of a direct or indirect parent entity of the Company if the net cash proceeds thereof are contributed to the Company); *provided* that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange and the Fair Market Value of such Investments will be excluded from clause (3)(B) of Section 4.07(a);

(vi) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants to the extent that such Capital Stock represents all or a portion of the exercise price thereof and the withholding of a portion of such Capital Stock to pay taxes associated therewith;

(vii) (x) the repurchase, redemption or other acquisition, cancellation or retirement for value of any Equity Interests of the Company or (y) the payment of dividends or the making of advances by the Company to any direct or indirect parent entity of the Company to enable such parent entity to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of such parent entity, in the case of (x) or (y), held by any current or former employee, officer, director or consultant (or their authorized representatives or permitted transferees) of such parent entity, the Company or any Subsidiary of the Company or any such parent entity pursuant to the terms of any employee equity subscription agreement, employee benefit plan, stock option agreement or similar agreement entered into in the ordinary course of business or upon the death, disability, retirement or termination of employment of such Persons; *provided* that the aggregate of all amounts paid by the Company under clauses (x) and (y) in any calendar year shall not exceed the sum of (A) $5.0 million (with unused amounts in any calendar year being carried over to the next succeeding (but no other) calendar year (without giving effect to payments or advances made pursuant to clause (y)), (B) the aggregate net cash proceeds received by the Company during that calendar year from any issuance of Equity Interests (other than Disqualified Stock) of the Company and, to the extent such net cash proceeds are contributed to the common equity capital of the Company, of such parent entity to any current or former employee, officer, director or consultant (or their authorized representatives or permitted transferees) of such parent entity, the Company or any Subsidiary of the Company; *provided* that the amount of any such net cash proceeds that are used to permit such repurchase, redemption or other acquisition or retirement for value pursuant to this clause (vii) shall be excluded from clause (3)(B) of Section 4.07(a), and (C) the cash proceeds of key-man life insurance policies received by the Company or such parent entity (to the extent contributed to the common equity capital of the Company) or any Restricted Subsidiary of the Company after the Issue Date; *provided further* that the Company may elect to apply all or any portion of the amounts contemplated by clauses (B) and (C) in any fiscal year;

(viii) the payment of cash in lieu of fractional Equity Interests in the aggregate amount not to exceed $250,000;

(ix) the payment by the Company of Permitted Tax Distributions;

(x) following the first public offering of the Company's Common Stock or the Common Stock of any direct or indirect parent entity of the Company, as the case may be, after the Issue Date, the payment of dividends on the Company's Common Stock (or the payment of dividends to such parent entity to fund the payment by such parent entity of dividends on such parent entity's Common Stock) of up to 6% per annum of the net cash proceeds of such public offering received by, and in the case of a public offering of such parent entity, contributed to the common equity capital of, the Company; *provided, however*, that the aggregate amount of all such dividends shall not exceed the aggregate amount of net cash proceeds received by the Company (or so contributed to the Company) from such public offering;

(xi) (x) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company issued on or after the Issue Date in accordance with Section 4.09 hereof or (y) the declaration and payment of dividends to any direct or indirect parent entity of the Company for payment to holders of any class or series of Disqualified Stock of such direct or indirect parent entity issued on or after the Issue Date, the proceeds of which have been contributed to the Company; *provided* that the amount of dividends paid pursuant to this clause (xi)(y) shall not exceed the aggregate amount of cash actually contributed to the common equity capital of the Company from the sale of such Disqualified Stock;

(xii) any payment of dividends, other distributions or other amounts or the making of loans or advances by the Company to any direct or indirect parent entity for the purposes set forth in clauses (x) and (y) below:

(x) to pay reasonable accounting, legal, administrative and other general corporate and overhead expenses, franchise or similar taxes and other fees and expenses required to maintain such parent entity's corporate existence and to provide for other reasonable operating costs, including customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of such parent entity and to pay reasonable directors' fees and reasonable directors' and officers' liability insurance premiums and to reimburse reasonable out-of-pocket expenses of the Board of Directors of such parent entity, in each case, related to the ownership or operation of the Company or any Restricted Subsidiaries of the Company and including to pay reasonable fees and expenses, as incurred, of an offering of such parent entity's securities or indebtedness that is not consummated, or of a registered public offering or of an acquisition which is not consummated, in each case, where the proceeds of such offering or such acquisition, as the case may be, was intended to be contributed to or combined with the Company or its Restricted Subsidiaries; and

(y) to pay the Sponsor those amounts payable pursuant to the Management Agreement;

(xiii) the repurchase of any Indebtedness of the Company that is by its express terms subordinated or junior in right of payment to the Notes or any Note Guarantee in the event of a change of control or asset sale pursuant to a provision in any agreement governing such Indebtedness that is similar to the provisions of Sections 4.10 and 4.14; *provided* that (x) prior to consummating any such repurchase of Indebtedness, the Company has made the Change of Control Offer or Asset Sale Offer, as the case may be, required by this Indenture and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer, as the case may be, (y) such repurchase of Indebtedness shall occur within 90 days after the completion of such Change of Control Offer or Asset Sale Offer, as the case may be, and (z) the purchase price in connection with such repurchase will not exceed 101% (in the event such repurchase follows a Change of Control Offer) or 100% (in the event such repurchase follows an Asset Sale Offer) of the outstanding principal amount of such Indebtedness (plus accrued and unpaid interest and additional interest, if any);

(xiv) any payment to the sellers of the purchase price for the Acquisition, as well as all fees and expenses related thereto, including, without limitation, the fees and expenses related to the Transactions and any payments to any direct or indirect parent entity of the Company in order for such parent entity to make such payments or distributions;

(xv) (x) the acquisition of any shares of Capital Stock ("**Retired Capital Stock**") of the Company or any direct or indirect parent entity of the Company, either:

(A) solely in exchange for shares of Capital Stock (other than Disqualified Stock) of the Company or, to the extent contributed to the common equity capital of the Company, Equity Interests of any direct or indirect parent entity of the Company, or

(B) in exchange for or out of the net cash proceeds of a sale (occurring no earlier than 90 days prior to such acquisition) (other than to a Subsidiary of the Company) of shares of Capital Stock (other than Disqualified Stock) of the Company or, to the extent contributed to the common equity capital of the Company, Equity Interests of any direct or indirect parent entity of the Company (*provided* that the amount of any such net cash proceeds shall be excluded from clause (3)(B) of Section 4.07(a));

(clauses (A) and (B) collectively, "**Refunding Capital Stock**"); and

(y) the declaration and payment of dividends on the Retired Capital Stock out of the net cash proceeds of the sale (occurring no earlier than 90 days prior to such acquisition) (other than to a Subsidiary of the Company) of Refunding Capital Stock (*provided* that the amount of any such net cash proceeds shall be excluded from clause (3)(B) of Section 4.07(a));

(xvi) (x) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock issued by the Company after the Issue Date; or

(y) the declaration and payment of dividends to a direct or indirect parent entity of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of such parent entity issued after the Issue Date;

provided, however, that, in each case (A) after giving effect to the issuance of such Designated Preferred Stock (and the payment of dividends or distributions) on a *pro forma* basis, the Company would be able to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a) and (B) the amount of dividends paid pursuant to this clause (xvi) shall not exceed the aggregate amount of cash actually contributed to the common equity capital of the Company from the sale of such Designated Preferred Stock; and

(xvii) other Restricted Payments in an aggregate amount not to exceed $10.0 million.

(c) In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is *pari passu* with the Notes or any Note Guarantee, then the Net Cash Proceeds of such issuance shall be included in clause (3)(B) of Section 4.07(a) only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

(d) The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment or a Permitted Investment meets the criteria of more than one of the types of Restricted Payments described in clauses (i) through (xvii) of Section 4.07(b), Section 4.07(a), or one or more clauses of the definition of Permitted Investments, the Company, in its sole discretion, may order and classify, and from time to time may reclassify, all or a portion of such Restricted Payment or Permitted Investment if it would have been permitted at the time such Restricted Payment or Permitted Investment was made or at the time of such reclassification.

Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

(ii) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

(b) The restrictions set forth in Section 4.08(a) shall not apply to encumbrances or restrictions:

(i) existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, *provided* that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(ii) set forth in this Indenture, the Notes, and the Note Guarantees (and in the notes and Guarantees issued in exchange therefor pursuant to the Registration Rights Agreement);

(iii) existing under, by reason of or with respect to applicable law, rule, regulation or order including of any regulatory body;

(iv) with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired (including, but not limited to, such Person's then existing direct and indirect Subsidiaries) and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, *provided* that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(v) in the case of clause (iii) of Section 4.08(a):

(x) that restrict in a customary manner the subletting, assignment or transfer of any property or asset (including any intellectual property) that is a lease, license, conveyance or contract or similar property or asset,

(y) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by this Indenture, or

(z) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;

(vi) existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition;

(vii) existing under restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(viii) under, by reason of or with respect to an agreement governing any other Indebtedness of the Company or any Restricted Subsidiary permitted to be Incurred under this Indenture; *provided* that, with respect to any agreement governing such other

Indebtedness, the provisions relating to such encumbrance or restriction are no less favorable to the Company in any material respect, taken as a whole, than the provisions contained in this Indenture or the Credit Agreement, in each case, as in effect on the Issue Date (or, in the case of Permitted Refinancing Indebtedness, than those contained in the agreement being refinanced immediately prior to such refinancing);

(ix) encumbrances pursuant to the subordination provisions of any Indebtedness permitted to be Incurred by clause (vi) of Section 4.09(b);

(x) existing under Indebtedness or contractual requirements of an Accounts Receivable Subsidiary in connection with a Qualified Receivables Transaction, so long as the restrictions only apply to such Accounts Receivable Subsidiary;

(xi) encumbrances on the assets or Capital Stock of Foreign Subsidiaries pursuant to Indebtedness of Foreign Subsidiaries permitted to be Incurred under this Indenture; *provided* that (A) such encumbrances are ordinary and customary with respect to the type of Indebtedness being Incurred and (B) such encumbrances shall not affect the Company's ability to make payments of principal or interest on the Notes, as determined in good faith by the Board of Directors of the Company;

(xii) provisions in joint venture agreements, partnership agreements, limited liability company organizational governance documents and other similar agreements and documents that restrict the transfer of ownership interests in such entity; and

(xiii) customary restrictions on real property interests set forth in easements and similar arrangements of the Company or any Restricted Subsidiary.

Section 4.09 Incurrence of Indebtedness.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; *provided, however*, that the Company or any Subsidiary Guarantor may Incur Indebtedness (and the Company or any of its Restricted Subsidiaries may Incur Acquired Indebtedness) if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period.

(b) Clause (a) of this Section 4.09 shall not prohibit the Incurrence of any of the following items of Indebtedness (collectively, "**Permitted Debt**"):

(i) the Incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness under Credit Facilities (including, without limitation, the Incurrence by Restricted Subsidiaries of Guarantees thereof and the issuance of letters of credit and bankers' acceptances thereunder) in an aggregate amount at any one time outstanding pursuant to this clause (i) not to exceed the greater of (A) \$220.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any

Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to Section 4.10 (*provided* that the Company and its Restricted Subsidiaries shall not be required to use Asset Sale proceeds to permanently reduce revolver commitments) or (B) the sum of (1) $65.0 million *plus* (2) the Borrowing Base (*provided, however*, that, in the case of each of subclauses (A) and (B), Indebtedness Incurred by any Restricted Subsidiaries of the Company that are not Guarantors (pursuant to this clause (i)) shall be limited to $50.0 million at any time outstanding);

(ii) the Incurrence of Existing Indebtedness;

(iii) the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the Issue Date (as well as the notes and Guarantees issued in exchange therefor pursuant to the Registration Rights Agreement);

(iv) the Incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of installation, construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (iv), not to exceed the greater of (x) $15.0 million and (y) 2.5% of Consolidated Net Tangible Assets;

(v) the Incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be Incurred under clause (a) of this Section 4.09 or clause (ii), (iii), (iv), (v), (xiii) or (xvii) of this Section 4.09(b);

(vi) the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries (including, without limitation, the issuance of Preferred Stock of a Restricted Subsidiary to the Company or another Restricted Subsidiary); *provided, however*, that:

(x) if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness and the obligee is not the Company or a Subsidiary Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Subsidiary Guarantor;

(y) Indebtedness owed to the Company or any Subsidiary Guarantor must be evidenced by an unsubordinated promissory note, unless (i) the obligor under such Indebtedness is the Company or a Subsidiary Guarantor or (ii) such promissory note is used to finance a Restricted Subsidiary's working capital or other operating requirements, consistent with the Company's past practice; and

(z) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vi);

(vii) (x) the Guarantee by the Company or any of the Subsidiary Guarantors of Indebtedness of the Company or a Subsidiary Guarantor that was permitted to be Incurred by another provision of this covenant and (y) the Guarantee by a Foreign Subsidiary of Indebtedness of another Foreign Subsidiary that was permitted to be Incurred by another provision of this covenant, so long as such Subsidiary Guarantor (in the case of clause (x)) or such Foreign Subsidiary (in the case of clause (y)) complies with Section 4.17;

(viii) the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(ix) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the amount of such Indebtedness does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary thereof in connection with any such disposition;

(x) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, *provided, however,* that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xi) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; *provided* that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(xii) the Incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes;

(xiii) Contribution Indebtedness;

(xiv) Indebtedness of the Company or any Restricted Subsidiary of the Company in respect of bid, payment and performance bonds, bankers' acceptances, workers' compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and any letter of credit issued in connection with the foregoing), and in any such case any reimbursement obligation in connection therewith;

(xv) Indebtedness Incurred by an Accounts Receivable Subsidiary that is non-recourse to the Company or any of its other Restricted Subsidiaries (other than Standard Receivables Undertakings) in connection with a Qualified Receivables Transaction;

(xvi) Indebtedness of the Company or any Restricted Subsidiary of the Company supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit; *provided* that if (x) the Indebtedness represented by such letter of credit is Incurred under any of the clauses of this Section 4.09 and (y) the Indebtedness Incurred under this clause (xvi) is at any time no longer supported by such letter of credit, then the Indebtedness previously Incurred under this clause (xvi) will be classified under Section 4.09(a) or under another available clause under this Section 4.09(b) and, if such Indebtedness may not be so reclassified, then a Default under this Indenture will be deemed to have occurred; or

(xvii) the Incurrence by the Company or any Restricted Subsidiary of additional Indebtedness in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (xvii), not to exceed $25.0 million at any time outstanding (which amount may, but need not be, Incurred in whole or in part under a Credit Facility).

(c) For purposes of determining compliance with this Section 4.09, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xvii) of Section 4.09 (b), or is entitled to be Incurred pursuant to Section 4.09(a), the Company shall be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this Section 4.09. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (i) through (xvii) of Section 4.09(b) may later be reclassified by the Company such that it shall be deemed as having been Incurred pursuant to another of such clauses or Section 4.09(a) to the extent that such reclassified Indebtedness could be Incurred pursuant to such new clause or Section 4.09(a) at the time of such reclassification. Notwithstanding the foregoing (x) Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred on such date in reliance on the exception provided by clause (i) of the definition of Permitted Debt and the Company shall not be permitted to reclassify any portion of such Indebtedness thereafter and

(y) Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness.

(d) Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that may be Incurred pursuant to this Section 4.09 shall not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies. In addition, for purposes of determining any particular amount of Indebtedness, any Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included.

(e) The Company shall not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the Notes to the same extent. The Company will not permit any Guarantor to Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor's Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Section 4.10 Asset Sales.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of any or all three. For purposes of this provision, each of the following shall be deemed to be cash:

(x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than contingent liabilities and Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets or Equity Interests whereby the Company or such Restricted Subsidiary is released from further liability therefor;

(y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted, sold or exchanged within 180 days of their receipt by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in that conversion); and

(z) any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (z) that is at that time outstanding, not to exceed the greater of (A) $10.0 million and (B) 5.0% of Consolidated Net Tangible Assets at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

(b) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or its Restricted Subsidiaries may apply such Net Proceeds at its option:

(i) to repay (x) Indebtedness constituting First Priority Lien Obligations (whether or not the assets that were the subject of such Asset Sale constitute Collateral), (y) Indebtedness secured by a Permitted Lien on the assets that were the subject of such Asset Sale; *provided* that such assets did not constitute Collateral, or (z) Indebtedness of a Restricted Subsidiary of the Company that is not a Guarantor (to the extent of the Fair Market Value of the assets of such Restricted Subsidiary); or

(ii) to purchase or make an investment in Replacement Assets (or enter into a binding agreement to purchase or invest in such Replacement Assets; *provided* that (x) such purchase or investment is consummated within the later of (A) 365 days after receipt of the Net Proceeds from the related Asset Sale and (B) 180 days after the date of such binding agreement and (y) if such purchase or investment is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below)) and *provided further, however*, that with respect to Asset Sales involving Collateral, such Replacement Assets will become subject to a Second Priority Lien to the extent such assets become subject to the First Priority Liens; or

(iii) to repay obligations under Pari Passu Debt, *provided* that, if the Company shall so reduce obligations under such Indebtedness, it shall equally and ratably reduce obligations under the Notes if the Notes are then prepayable or, if the Notes may not then be prepaid, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer (as defined below)) to all holders of Notes to purchase its Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest and Additional Interest, if any, on the amount of Notes that would otherwise be prepaid; or

(iv) a combination of prepayment and purchase or investment permitted by the foregoing clauses (i) through (iii).

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by this Indenture.

(c) On the 366th day after an Asset Sale (or, in the event that a binding agreement has been entered into as set forth in clause (ii) above, the later date of expiration of the 180-day period set forth in such clause (ii)), or such earlier date, if any, as the Company determines not to apply the Net Proceeds relating to such Asset Sale as set forth in the preceding paragraph (any such date being referred to as an "**Excess Proceeds Trigger Date**"), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph ("**Excess Proceeds**") shall be applied by the Company to make an offer (an "**Asset Sale Offer**") to all Holders of Notes and all holders of Pari Passu Debt to purchase the maximum principal amount of Notes and such Pari Passu Debt that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer shall be equal to 100% of the principal amount of the Notes and such Pari Passu Debt plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and shall be payable in cash.

(d) The Company may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $20.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $20.0 million) shall be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of the Notes and such Pari Passu Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such Pari Passu Debt shall be purchased on a pro rata basis based on the principal amount of Notes and such Pari Passu Debt tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale shall no longer be deemed to be Excess Proceeds.

(e) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Asset Sale provisions of this Indenture by virtue of such compliance.

Section 4.11 Transactions with Affiliates.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an "**Affiliate Transaction**") if the amount of such payment, loan or advance (in the case of a payment, loan or advance, as the case may be), the amount of indebtedness Guaranteed (in the case of a Guarantee) or the aggregate amount of consideration (in the case of any of the other foregoing transactions) exceeds $5.0 million, unless:

(i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries; and

(ii) the Company delivers to the Trustee:

(x) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a Board Resolution set forth in an Officers' Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the members of the Board of Directors of the Company; and

(y) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

(b) The following items shall not be deemed to be Affiliate Transactions and, therefore, shall not be subject to the provisions of clause (a) of this Section 4.11:

(i) transactions between or among the Company and/or its Restricted Subsidiaries or any Person that will become a Restricted Subsidiary as part of any such transactions (but excluding any such transaction to the extent that any payments thereunder made by the Company or any of its Restricted Subsidiaries to such Person are substantially concurrently paid by such Person to any other Affiliate of the Company, except to the extent that any such concurrent payment would not be prohibited by this covenant);

(ii) payment of reasonable and customary fees and advances to, and reasonable and customary indemnification and similar payments on behalf of, directors, officers, employees or consultants of the Company, any direct or indirect parent entity of the Company or any Restricted Subsidiary of the Company;

(iii) Permitted Investments and Restricted Payments that are permitted by the provisions of Section 4.07;

(iv) any sale, issuance or award of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent entity of the Company;

(v) transactions pursuant to agreements or arrangements in effect on the Issue Date and, if such agreements or arrangements are material to the Company and its Restricted Subsidiaries, described in the Offering Circular, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(vi) agreements and transactions with customers, clients, suppliers or purchasers and sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with this Indenture, which are fair to the Company or its Restricted Subsidiaries, or are on terms, taken as a whole, at least as favorable as might reasonably have been obtained at that time from a Person who is not an Affiliate of the Company;

(vii) contracts or agreements with, and payments by the Company or any of its Restricted Subsidiaries or any direct or indirect parent entity of the Company to, the Sponsor in connection with any financial advisory, consulting, management, financing, underwriting or placement services or any other investment banking, banking or similar services, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) made pursuant to the agreements with the Sponsor in effect on the Issue Date or (y) approved by a majority of the members of the Board of Directors of the Company;

(viii) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries or any direct or indirect parent entity of the Company, with directors, officers, employees and consultants of the Company or any of its Restricted Subsidiaries or any direct or indirect parent entity of the Company and the payment of compensation (in the form of cash, equity or otherwise) to such directors, officers, employees and consultants, or any of such individuals' beneficiaries or estates (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement or payment have been approved by a majority of the members of the Board of Directors of the Company;

(ix) shareholders and registration rights agreements among the Company and its shareholders;

(x) any transaction in the ordinary course of business between the Company or a Restricted Subsidiary thereof, on the one hand, and a joint venture or similar entity engaged in a Permitted Business, on the other hand, which transaction would be subject to this covenant solely because the Company or any of its Restricted Subsidiaries owns Equity Interests in or otherwise controls such joint venture or similar entity;

(xi) the Acquisition and related transactions and the payment of all fees and expenses related to the Acquisition;

(xii) transactions with an Accounts Receivable Subsidiary in connection with a Qualified Receivables Transaction; and

(xiii) any transaction described in and meeting the requirements of clause (z) of the last sentence of the second to last paragraph of Section 5.01.

Section 4.12 Liens.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets constituting Collateral, now owned or hereafter acquired.

(b) Subject to Section 4.12(a), the Company shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets (other than property or assets constituting Collateral), now owned or hereafter acquired, unless all payments due under this Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the related Note Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

(c) Notwithstanding the foregoing, any Lien securing the Notes or a Guarantee granted pursuant to this Section 4.12 shall be automatically and unconditionally released and discharged upon (i) the release by the holders of the Indebtedness described in clause (a) above of their Lien on the property or assets of the Company or any Restricted Subsidiary (including any deemed release upon payment of obligations under such Indebtedness), at such time as the holders of all such Indebtedness also release their Lien on the property or assets of the Company or such Restricted Subsidiary, (ii) any sale, exchange or transfer to any Person other than the Company or any Restricted Subsidiary of the property or assets secured by such Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien in accordance with the terms of this Indenture, (iii) in the case of a Lien on assets of a Guarantor securing a Guarantee, upon the release of such Guarantee in accordance with the terms of this Indenture, (iv) payment in full of the principal of, and accrued interest and premium on the Notes, or (v) a defeasance or discharge of the Notes in accordance with the procedures set forth in Section 8.02 or Section 11.01, respectively.

Section 4.13 [Intentionally Omitted]

Section 4.14 Offer to Repurchase upon a Change of Control.

If a Change of Control occurs, each Holder of Notes shall have the right to require the Company to repurchase all or any part (equal to €50,000 or an integral multiple of €1,000 in excess thereof) of such Holder's Notes pursuant to an offer (a "**Change of Control Offer**") on the terms set forth in this Indenture. In the Change of Control Offer, the Company shall offer payment (a "**Change of Control Payment**") in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the "**Change of Control Payment Date,**" which date shall be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control (or, at the Company's option, prior to such Change of Control but after it is publicly announced if a definitive agreement is in effect for such Change of Control at the time of such announcement), the Company shall mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by Section 3.08 and this Section 4.14 and described in such notice. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control if a definitive agreement is in effect for the Change of Control at the time of the notice of such Change of Control. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company shall, to the extent lawful:

(a) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(b) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(c) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent shall promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note shall be in a principal amount of €50,000 or an integral multiple of €1,000 in excess thereof.

The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control shall be applicable regardless of whether any other provisions of this Indenture are applicable.

The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 and Section 3.08 and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Section 4.15 Designation of Restricted and Unrestricted Subsidiaries.

(a) The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary; *provided* that:

(i) any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated shall be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under Section 4.09;

(ii) the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of such Subsidiary) shall be deemed to be an Investment made as of the time of such designation and that such Investment would be permitted under Section 4.07;

(iii) such Subsidiary does not hold any Liens on any property of the Company or any Restricted Subsidiary thereof;

(iv) the Subsidiary being so designated:

(x) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(y) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests of such Person or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(z) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and

(v) no Default or Event of Default would be in existence following such designation.

(b) Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the conditions set forth in Section 4.15(a) and was permitted by this Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the requirements described in subclause (x), (y) or (z) of clause (iv) of Section 4.15(a), it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary shall be deemed to be Incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under this Indenture, the Company shall be in default under this Indenture.

(c) The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that:

(i) such designation shall be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under Section 4.09;

(ii) all outstanding Investments owned by such Unrestricted Subsidiary shall be deemed to be made as of the time of such designation and such designation shall only be permitted if such Investments would be permitted under Section 4.07;

(iii) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 4.12; and

(iv) no Default or Event of Default would be in existence following such designation.

Section 4.16 Payments for Consent.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.17 Limitation on Issuances of Guarantees of Indebtedness.

(a) If (x) the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Excluded Subsidiary) on or after the Issue Date or (y) any Excluded Subsidiary ceases to meet the definition of Excluded Subsidiary, then that newly acquired or created Domestic Subsidiary or non-Excluded Subsidiary, as applicable, must become a Subsidiary Guarantor and execute a supplemental indenture (substantially in the form of Exhibit D), grant a Second Priority Lien to the Trustee on behalf of the Holders on all of its property and assets constituting Collateral and deliver an Opinion of Counsel to the Trustee as to such Guarantor. If the Company becomes a direct or indirect Subsidiary of any new parent entity (other than any direct or indirect parent entity of the Parent) after the Issue Date, then such parent entity must become a Guarantor and execute a supplemental indenture (substantially in the form of Exhibit D), grant a Second Priority Lien to the Trustee on behalf of the Holders on all of its property and assets constituting Collateral and deliver an Opinion of Counsel to the Trustee as to such Guarantor.

(b) The Company shall not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any other Restricted Subsidiary thereof (other than a Guarantee or pledge by a Foreign Subsidiary in respect of Indebtedness of another Foreign Subsidiary) unless such Restricted Subsidiary is a Subsidiary Guarantor or simultaneously delivers to the Trustee an Opinion of Counsel and executes and delivers a supplemental indenture (substantially in the form of Exhibit D) providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior to or *pari passu* with such Subsidiary's Guarantee of such other Indebtedness and secured by a Second Priority Lien on its property and assets constituting Collateral.

(c) A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, unless:

(i) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii) either:

(x) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Subsidiary Guarantor under this Indenture, its Note Guarantee, the Registration Rights Agreement and the Security Documents pursuant to a supplemental indenture reasonably satisfactory to the Trustee; or

(y) such sale or other disposition or consolidation or merger complies with Section 4.10.

(d) In case of any such consolidation, merger, sale or conveyance and upon (i) the assumption by the successor Person, by supplemental indenture (substantially in the form of Exhibit D), executed and delivered to the Trustee and reasonably satisfactory in form to the Trustee, of the Note Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture and the Registration Rights Agreement and (ii) delivery to the Trustee of Opinions of Counsel (in form and substance reasonably satisfactory to the Trustee) as to such Guarantee and such security interest, such successor Person shall succeed to and be substituted for a Subsidiary Guarantor with the same effect as if it had been named herein as a Subsidiary Guarantor. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Note Guarantees so issued shall in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

(e) Neither the merger or consolidation of a Subsidiary Guarantor with and into the Company (with the Company being the surviving entity) or another Subsidiary Guarantor nor the sale of all or substantially all of a Subsidiary Guarantor's assets to the Company or another Subsidiary Guarantor need comply with Section 4.17(c). Notwithstanding Section 4.17(c)(i) and (ii), any Subsidiary Guarantor may merge with an Affiliate organized solely for the purpose of reorganizing the Subsidiary Guarantor in another jurisdiction, and the Subsidiary Guarantors may merge with an Affiliate as part of any internal reorganization.

(f) The Note Guarantee of a Subsidiary Guarantor shall be automatically released:

(i) in connection with any sale or other disposition of all or a majority of the Capital Stock of that Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale of all such Capital Stock of that Subsidiary Guarantor complies with Section 4.10;

(ii) if the Company properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary under this Indenture;

(iii) solely in the case of a Note Guarantee created pursuant to Section 4.17(b), upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this Section 4.17, except a discharge or release by or as a result of payment under such Guarantee;

(iv) if the Notes are discharged in accordance with Article Eight or Section 11.01; or

(v) when such Subsidiary Guarantor becomes an Excluded Subsidiary.

Section 4.18 Sale and Leaseback Transactions.

The Company shall not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; *provided* that the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(a) the Company or such Restricted Subsidiary, as applicable, could have Incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test set forth in Section 4.09(a) or under clause (iv) of the definition of Permitted Debt;

(b) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of that Sale and Leaseback Transaction; and

(c) the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with Section 4.10.

ARTICLE FIVE
SUCCESSORS

Section 5.01 Merger, Consolidation or Sale of Assets.

The Company shall not, in a single transaction or series of related transactions, (x) consolidate or merge with or into another Person (whether or not the Company is the surviving entity) or (y) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(a) either (i) the Company is the surviving entity; or (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (x) is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia and (y) assumes all the obligations of the Company under the Notes, this Indenture, the Registration Rights Agreement and the Security Documents to which it is a party pursuant to agreements reasonably satisfactory to the Trustee; *provided, however*, that in the event the successor entity in (i) or (ii) is not a corporation, a corporate co-obligor will be required;

(b) immediately after giving effect to such transaction, no Default or Event of Default exists;

(c) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a);

(d) each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, will have by amendment to its Note Guarantee confirmed that its Note Guarantee will apply to the obligations of the Company or the surviving Person in accordance with the Notes and this Indenture; and

(e) the Company delivers to the Trustee (i) an Officers' Certificate and an Opinion of Counsel, in each case stating that such transaction and such agreement comply with this covenant and that all conditions precedent provided for herein relating to such transaction have been complied with.

Clause (c) of this Section 5.01 shall not apply to (x) any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries, (y) any merger between the Company and any Affiliate of the Company organized solely for the purpose of reorganizing the Company in another state of the United States or the District of Columbia or (z) any merger, consolidation or reorganization of the Company with an Affiliate of the Company solely for the purpose of reorganizing to facilitate an initial public offering by the Company or any direct or indirect parent of the Company or of creating a holding company structure; *provided* that, in the case of this clause (z), the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, have a Fixed Charge Coverage Ratio for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such transaction equal to or greater than immediately prior to such transaction.

In addition, the Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, lease all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, considered as one enterprise, in one or more related transactions, to any other Person.

Section 5.02 Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.01, the successor entity formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of this Indenture referring to the "Company" shall refer instead to the successor corporation and not to the Company), and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company in this Indenture. In the event of any such assignment, transfer, conveyance or other disposition (other than any assignment, transfer, conveyance or other disposition by way of lease), the predecessor Company shall be released and discharged from all liabilities and obligations in respect of the Notes and this Indenture and the predecessor Company may be dissolved, wound up or liquidated at any time thereafter.

ARTICLE SIX
DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

Each of the following is an Event of Default:

(a) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(b) default in payment when due (whether at maturity or upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(c) failure by the Company or any of its Restricted Subsidiaries to pay the purchase price for any Notes validly tendered in accordance with the provisions of Section 4.10 and/or 4.14 or to comply with the provisions under Section 5.01;

(d) failure by the Parent, the Company or any of the Company's Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in this Indenture;

(e) default under any mortgage, indenture (including the indenture governing the Senior Subordinated Notes) or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any of its Significant Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Significant Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(i) is caused by a failure to make any payment when due at the final maturity (after giving effect to any applicable grace periods) of such Indebtedness (a **"Payment Default"**); or

(ii) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the amount of any such Indebtedness, together with the amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(f) failure by the Company or any of its Significant Subsidiaries to pay final, non-appealable judgments (to the extent not covered by insurance or bonded) aggregating in excess of $25.0 million, which judgments are not paid, vacated, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(g) except as permitted by this Indenture, any Note Guarantee issued by a Guarantor that is a Significant Subsidiary will be held in any judicial proceeding to be unenforceable or invalid or will cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any such Guarantor, will deny or disaffirm its obligations under its Note Guarantee;

(h) the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), pursuant to or within the meaning of Bankruptcy Law:

(i) commences a voluntary case; or

(ii) consents to the entry of an order for relief against it in an involuntary case; or

(iii) consents to the appointment of a custodian of it or for all or substantially all of its property; or

(iv) makes a general assignment for the benefit of its creditors; or

(v) generally is not paying its debts as they become due;

(i) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), in an involuntary case; or

(ii) appoints a custodian of the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary) or for all or substantially all of the property of the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary); or

(iii) orders the liquidation of the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary);

and the order or decree remains unstayed and in effect for 60 consecutive days; and

(j) unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of the Security Documents, default by the Company or any Significant Subsidiary in the performance of the Security Documents which adversely affects the enforceability, validity, perfection or priority of the Second Priority Liens on a material portion of the Collateral granted to the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, the repudiation or disaffirmation by the Company or any Significant Subsidiary of its material obligations under the Security Documents or the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against the Company or any Significant Subsidiary party thereto for any reason with respect to a material portion of the Collateral (which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 30 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes and demanding that such default be remedied).

Holders of the Notes may not enforce this Indenture, the Notes or the Security Documents except as provided in this Indenture and the Security Documents. Without limiting the generality of the foregoing and notwithstanding any other provision of this Indenture, the

Notes or the Security Documents, unless otherwise expressly authorized in writing by the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes, no Holder shall take any action in respect of any Obligations secured by the Security Documents, including, without limitation, exercise of any right of setoff, if such action would cause or result in the release, waiver or forfeiture of any Collateral or would require the foreclosure of any Lien on any Collateral.

Section 6.02 Acceleration.

In the case of an Event of Default under clause (h) or (i) of Section 6.01 with respect to the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes shall become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default. In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (e) of Section 6.01, the declaration of acceleration of the Notes will be automatically annulled if (i) the holders of all Indebtedness described in such clause (e) of Section 6.01 have rescinded the declaration of acceleration in respect of such Indebtedness within 45 days of the date of such declaration (and the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction) and (ii) all existing Events of Default, except non-payment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to Section 3.07, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

Section 6.03 Other Remedies.

(a) If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, and premium, if any, interest and Additional Interest, if any, on, the Notes or to enforce the performance of any provision of the Notes or this Indenture.

(b) The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences hereunder except a continuing Default or Event of Default in the payment of interest or Additional Interest or premium on, or the principal of, the Notes.

The Company shall deliver to the Trustee an Officers' Certificate stating that the requisite percentage of Holders have consented to such waiver and attaching copies of such consents. In case of any such waiver, the Company, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Notes, respectively. This Section 6.04 shall be in lieu of Section 316(a)(1)(B) of the TIA and such Section 316(a)(1)(B) of the TIA is hereby expressly excluded from this Indenture and the Notes, as permitted by the TIA. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

The Holders of a majority in principal amount of the then outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the Trustee in personal liability or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest or Additional Interest) if it determines that withholding notice is in their interest.

Section 6.06 Limitation on Suits.

(a) A Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

(i) the Holder gives the Trustee written notice of a continuing Event of Default;

(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(v) during such 60-day period, the Holders of a majority in aggregate principal amount of the then outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

(b) A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07 Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the limitations set forth in Section 6.06 shall not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Company and the Guarantors shall, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of the Notes, the whole amount of principal, premium, if any, interest and Additional Interest, if any, remaining unpaid on the Notes and interest on overdue principal and premium, if any, and, to the extent lawful, interest and Additional Interest, if any, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, the Collateral Agent and their respective agents and counsel. If the Company and the Guarantors fail to pay such amount, upon such demand, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company and the Guarantors for the collection of the sum so due and unpaid.

Section 6.09 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other securities or property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due the Trustee under Section 7.07 out of the estate in any such proceeding shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities.

(a) If the Trustee collects any money pursuant to this Article Six, it shall pay out the money in the following order:

First: to the Trustee, its agents and attorneys for amounts due under Section 7.07, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection, including by the Collateral Agent;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, interest and Additional Interest, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest and Additional Interest, if any, respectively; and

Third: to the Company, any Guarantor or any other obligor of the Notes or to such party as a court of competent jurisdiction shall direct.

(b) The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than ten percent in principal amount of the then outstanding Notes.

ARTICLE SEVEN
TRUSTEE

Section 7.01 Duties of Trustee.

Except to the extent, if any, provided otherwise in the TIA (as from time to time in effect):

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee shall be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, costs, liability or expense that might be incurred by it in connection with the request or direction.

(f) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02 Certain Rights of Trustee.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

(f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

(g) Except with respect to Section 4.01, the Trustee shall have no duty to inquire as to the performance of the Company with respect to the covenants contained in Article Four. In addition, the Trustee shall not be deemed to have knowledge of an Event of Default except (i) any Default and Event of Default occurring pursuant to Section 4.01, 6.01(a) or 6.01(b) or (ii) any Default or Event of Default of which the Trustee shall have received written notification or obtain actual knowledge.

(h) Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee's receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may become a creditor of, or otherwise deal with, the Company or any of its Affiliates with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest as described in the TIA (as in effect at such time), it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11.

Section 7.04 Trustee's Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Note Guarantees, the Security Documents, nor the Intercreditor Agreement (except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform its obligations hereunder and that there is no material conflict of interest between the Trustee's role as trustee and its role in any other capacity and agrees that the statements made by it in a Statement of Eligibility on Form T-1, if any, supplied to the Company shall be true and accurate as of the date made, subject to the qualifications set forth therein), it shall not be accountable for the Company's use of the proceeds from the Notes or any money paid to the Company or upon the Company's direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs unless such Default or Event of Default has been cured. Except in the case of a Default or Event of Default relating to the payment of principal of, or premium, if any, interest or Additional Interest, if any, on, any Note, the Trustee may withhold the notice if and so long as a Responsible Officer in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Section 7.06 Reports by Trustee to Holders of the Notes.

(a) Within 60 days after each December 31 beginning with December 31, 2005, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA Section 313(a) (but if no event described in TIA Section 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA Section 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA Section 313(c).

(b) A copy of each report at the time of its mailing to the Holders of Notes shall be mailed to the Company and filed with the Commission and each stock exchange on which the Notes are listed in accordance with TIA Section 313(d). The Company shall promptly notify the Trustee when the Notes are listed on any stock exchange or any delisting thereof.

Section 7.07 Compensation and Indemnity.

(a) The Company shall pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder in accordance with a written schedule as agreed by the Trustee and the Company. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

(b) The Company shall indemnify the Trustee (which for purposes of this Section 7.07(b) shall include its directors, employees, officers and agents) against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company (including this Section 7.07) and defending itself against any claim (whether asserted by either of the Company or any Holder or any other person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence, bad faith or willful misconduct. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder unless the failure to notify the Company impairs the Company's ability to defend such claim. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Company need not pay for any settlement made without its consent.

(c) The obligations of the Company under this Section 7.07 shall survive the satisfaction and discharge of this Indenture and resignation or removal of the Trustee.

(d) To secure the Company's payment obligations in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee (or the Collateral Agent on behalf of the Trustee), except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture and resignation or removal of the Trustee.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(h) and (i) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f) The Trustee shall comply with the provisions of TIA Section 313(b)(2) to the extent applicable.

Section 7.08 Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:

(i) the Trustee fails to comply with Section 7.10;

(ii) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(iii) a custodian or public officer takes charge of the Trustee or its property; or

(iv) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company, or the Holders of at least 10% in principal amount of the then outstanding Notes may petition at the expense of the Company any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, *provided* all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company's obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09 Successor Trustee by Merger, Etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another Person, the successor Person without any further act shall be the successor Trustee.

Section 7.10 Eligibility; Disqualification.

There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trust powers, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50.0 million as set forth in its most recent published annual report of condition.

This Indenture shall always have a Trustee who satisfies the requirements of TIA Section 310(a)(1), (2) and (5). The Trustee is subject to TIA Section 310(b).

Section 7.11 Preferential Collection of Claims Against Company.

The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein. The Trustee hereby waives any right to set off any claim that it may have against the Company in any capacity (other than as Trustee and Paying Agent) against any of the assets of the Company held by the Trustee; *provided, however*, that if the Trustee is or becomes a lender of any other Indebtedness permitted hereunder to be *pari passu* with the Notes, then such waiver shall not apply to the extent of such Indebtedness.

ARTICLE EIGHT
DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at the option of the Board of Directors evidenced by a Board Resolution, at any time, elect to have either Section 8.02 or 8.03 be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article Eight. In addition, subject to compliance with this Article Eight, the Company may exercise its option under Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.02 Legal Defeasance and Discharge.

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from its obligations with respect to all outstanding Notes and all obligations of each of the Guarantors shall be deemed to have been discharged with respect to its obligations under its Note Guarantee on the date the conditions set forth below are satisfied (hereinafter, "**Legal Defeasance**"). For this purpose, Legal Defeasance means that the Company and each Guarantor shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and the relevant Note Guarantee, respectively which shall thereafter be deemed to be "outstanding" only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under such Notes, this Indenture and such Note Guarantee (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to in Section 8.04;

(b) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes under Article Two and the maintenance of an office or agency for payment and money for security payments held in trust under Section 4.02;

(c) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's and each Guarantor's obligations in connection therewith; and

(d) this Article Eight.

Section 8.03 Covenant Defeasance.

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from their obligations under the covenants contained in Sections 3.08, 4.03(c), 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17, 4.18 and 5.01 with respect to the outstanding Notes and the related Note Guarantees on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, **"Covenant Defeasance"**), and the Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Company and each Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company's exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Sections 6.01(c) through (f) shall not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

The following shall be the conditions to the application of either Section 8.02 or 8.03 to the outstanding Notes:

(a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars and/or non-callable Government Securities (if applicable, in combination with Qualified Interest Rate Agreements) that through the payment of interest and principal (in respect of such cash or Government Securities) or other amounts (in respect of such Qualified Interest Rate Agreements) will provide funds (net of any amounts payable by the trust pursuant to any such Qualified Interest Rate Agreements) as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(b) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the Issue Date, there has been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes shall not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and shall be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes shall not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and shall be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing either: (i) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith); or (ii) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(f) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(g) if the Notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(h) the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

(a) Subject to Section 8.06, all money and non callable Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.04 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, interest and Additional Interest, if any, but such money need not be segregated from other funds except to the extent required by law.

(b) The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non callable Government Securities deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c) Anything in this Article Eight to the contrary notwithstanding, the Trustee and the Paying Agent shall deliver or pay to the Company from time to time upon the request of the Company any money or non callable Government Securities held by it as provided in Section 8.04 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to the Company.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, or premium, if any, interest or Additional Interest, if any, on, any Note and remaining unclaimed for two years after such principal, premium, if any, interest or Additional Interest, if any, has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the reasonable expense of the Company cause to be published once, in *The New York Times* and *The Wall Street Journal* (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any United States dollars or non callable Government Securities in accordance with Section 8.02 or 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 and, in the case of a Legal Defeasance, each Guarantor's obligations under its Note Guarantee shall be revised and reinstated as though no deposit had occurred pursuant to Section 8.02, in each case, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03, as the case may be; *provided, however*, that, if the Company or a Guarantor makes any payment of principal of, or premium, if any, interest or Additional Interest, if any, on, any Note following the reinstatement of its obligations, the Company or such Guarantor, as the case may be, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE NINE
AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

(a) Notwithstanding Section 9.02, the Company, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes, the Note Guarantees or the Security Documents without the consent of any Holder of a Note:

(i) to cure any ambiguity, defect or inconsistency;

(ii) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(iii) to provide for the assumption of the Company's or any Guarantor's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's or such Guarantor's assets in accordance with the terms of this Indenture;

(iv) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under this Indenture of any such Holder;

(v) to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the Trust Indenture Act of 1939 and to make any change requested or required by the Commission;

(vi) to comply with Section 4.17;

(vii) to evidence and provide for the acceptance of appointment by a successor Trustee;

(viii) to provide for the issuance of Additional Notes in accordance with this Indenture;

(ix) to comply with the rules of any applicable securities depositary;

(x) to provide for additional or supplemental Security Documents or provide for additional Collateral;

(xi) to provide for the release of Collateral in accordance with the terms of this Indenture and the Security Documents;

(xii) to conform the text of this Indenture or the Notes to any provision of the "Description of Senior Secured Floating Rate Notes" section of the Offering Circular to the extent such provision of this Indenture or the Notes was intended to conform to the text of the "Description of Senior Secured Floating Rate Notes" section; or

(xiii) to provide for the issuance of exchange notes.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amendment or supplement to this Indenture, and upon receipt by the Trustee of any documents requested under Section 7.02(b), the Trustee shall join with the Company and the Guarantors in the execution of such amendment or supplement and the making of any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into any such amendment or supplement that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders of Notes.

(a) Except as otherwise provided in Section 9.01 and in this Section 9.02, the Company, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes, or the Note Guarantees with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and, subject to Sections 6.04 and 6.07, any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes or the Security documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

(b) The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to consent to any indenture supplemental hereto. If a record date is fixed, the Holders on such record date, or its duly designated proxies, and only such Persons, shall be entitled to consent to such supplemental indenture, whether or not such Holders remain Holders after such record date; *provided* that unless such consent shall have become effective by virtue of the requisite percentage having been obtained prior to the date which is 120 days after such record date, any such consent previously given shall automatically and without further action by any Holder be cancelled and of no further effect.

(c) Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amendment or supplement to this Indenture, and, upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid and upon receipt by the Trustee of the documents described in Section 7.02(b), the Trustee shall join with the Company in the execution of such amendment or supplement and the making of any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into any such amendment or supplement that affects its own rights, duties or immunities under this Indenture or otherwise.

(d) It shall not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

(e) After an amendment, supplement or waiver under this Section becomes effective, the Company shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver. Subject to Sections 6.04 and 6.07, the Holders of a majority in aggregate principal amount of the then outstanding Notes (including Additional Notes, if any) may waive compliance in a particular instance by the Company with any provision of this Indenture, or the Notes. However, without the consent of each Holder affected, an amendment or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes (other than the provisions of Sections 4.10 and 4.14);

(iii) reduce the rate of or change the time for payment of interest on any Note;

(iv) waive a Default or Event of Default in the payment of principal or interest, or premium or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes then outstanding and a waiver of the payment default that resulted from such acceleration);

(v) make any Note payable in money other than euros;

(vi) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(vii) release any Guarantor from any of its Guarantee obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture;

(viii) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(ix) amend, change or modify in any material respect the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with Section 4.10 hereof after the obligation to make such Asset Sale Offer has arisen, or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with Section 4.14 hereof after such Change of Control has occurred (or has been publicly announced if a definitive agreement is in effect for such Change of Control at the time of such announcement), including, in each case, amending, changing or modifying any definition relating thereto in any material respect;

(x) except as otherwise permitted under Section 4.17 hereof and Section 5.01 hereof, consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under this Indenture;

(xi) amend or modify any of the provisions of this Indenture or the related definitions affecting the ranking of the Notes or any Note Guarantee in any manner which subordinates the Notes in right of payment to any other Indebtedness of the Company or the relevant Guarantor; *provided, however*, that the ranking provisions in this Indenture shall not be affected by the existence or lack thereof of a security interest or by priority with respect to a security interest;

(xii) release the Collateral from the Second Priority Liens, except in accordance with the provisions of this Indenture and the Security Documents; or

(xiii) make any change in the preceding amendment and waiver provisions.

Section 9.03 Compliance with Trust Indenture Act.

Every amendment or supplement to this Indenture or the Notes shall be set forth in a document that complies with the TIA as then in effect.

Section 9.04 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05 Notation on or Exchange of Notes.

(a) The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b) Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustee to Sign Amendments, Etc.

The Trustee shall sign any amendment or supplement to this Indenture or any Note authorized pursuant to this Article Nine if such amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. In executing any amendment or supplement or Note, the Trustee shall be entitled to receive and (subject to Section 7.01) shall be fully protected in relying upon an Officers' Certificate and an Opinion of Counsel stating that the execution of such amendment or supplement is authorized or permitted by this Indenture.

ARTICLE TEN
NOTE GUARANTEES

Section 10.01 Guarantee.

(a) Subject to this Article Ten, each of the Guarantors hereby, jointly and severally, and fully and unconditionally, guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that: (i) the principal of, and premium, if any, interest and Additional Interest, if any, on, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, and premium, if any, interest and Additional Interest, if any, on, the Notes, if lawful (subject in all cases to any applicable grace period provided herein), and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full, all in accordance with the terms hereof and thereof; and (ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same will be promptly paid in full when due in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that, to the maximum extent permitted under applicable law, their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Subject to Section 6.06, each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to any of the Company or the Guarantors, any amount paid by any of them to the Trustee or such Holder, the Note Guarantee provided for herein, to the extent theretofore discharged, shall be reinstated in full force and effect.

(d) Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of the Note Guarantee provided for herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article Six hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of the Note Guarantee provided for herein. The Guarantors shall have the right to seek contribution from any non paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee provided for herein.

Section 10.02 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute (i) a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to its Note Guarantee or (ii) an unlawful distribution under any applicable state law prohibiting shareholder distributions by an insolvent subsidiary to the extent applicable to its Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article Ten, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance or such an unlawful distribution.

Section 10.03 Execution and Delivery of Note Guarantee.

To evidence its Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that a notation of such Note Guarantee substantially in the form included in Exhibit E attached hereto shall be endorsed by an Officer of such Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture shall be executed on behalf of such Guarantor by its President or one of its Vice Presidents.

Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

If an Officer whose signature is on this Indenture or on the Note Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Note Guarantee is endorsed, the Note Guarantee shall be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

Section 10.04 Release of Guarantor.

(a) The Note Guarantee of a Subsidiary Guarantor shall be released in accordance with the provisions of Section 4.17(f).

(b) Upon Legal Defeasance in accordance with Article Eight or satisfaction and discharge of this Indenture in accordance with Article Eleven, each Guarantor will be released from, and relieved of all of its obligations under, its Note Guarantee.

(c) Any Guarantor not released from its obligations under its Note Guarantee pursuant to clause (a) or (b) of this Section 10.04 shall remain liable for the full amount of principal of, and premium, if any, interest and Additional Interest, if any, on, the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article Ten.

Section 10.05 Additional Guarantors.

The Company covenants and agrees that it shall cause any Person which becomes obligated to become a Guarantor, pursuant to the terms of Section 4.17, to execute a supplemental indenture substantially in the form of Exhibit D hereto and any other documentation requested by the Trustee satisfactory in form to the Trustee in accordance with Section 4.17 pursuant to which such Restricted Subsidiary shall guarantee the obligations of the Company under the Notes and this Indenture in accordance with this Article Ten with the same effect and to the same extent as if such Person had been named herein as a Guarantor.

Section 10.06 Notation Not Required.

Neither the Company nor the Guarantors shall be required to make a notation on the Notes to reflect any Note Guarantee or any release, termination or discharge thereof.

Section 10.07 Successors and Assigns.

This Article Ten shall be binding upon the Guarantors and each of their successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Indenture.

Section 10.08 No Waiver.

Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article Ten shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Article Ten at law, in equity, by statute or otherwise.

Section 10.09 Modification.

No modification, amendment or waiver of any provision of this Article Ten, nor the consent to any departure by the Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Guarantor in any case shall entitle the Guarantor to any other or further notice or demand in the same, similar or other circumstance.

ARTICLE ELEVEN
SATISFACTION AND DISCHARGE

Section 11.01 Satisfaction and Discharge.

(a) This Indenture shall be discharged and shall cease to be of further effect as to all Notes issued hereunder, when:

(i) either:

(A) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(B) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or shall become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars and/or non-callable Government Securities (if applicable, in combination with Qualified Interest Rate Agreements) that through the payment of interest and principal (in respect of such cash or Government Securities) or other amounts (in respect of such Qualified Interest Rate Agreements) will provide funds (net of any amounts payable by the trust pursuant to any such Qualified Interest Rate Agreements) as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued and unpaid interest to the date of maturity or redemption;

(ii) no Default or Event of Default (other than that resulting from any borrowing of funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit shall not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(iii) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and

(iv) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

(b) In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(c) Notwithstanding the above, the Trustee shall pay to the Company from time to time upon its request any cash or Government Securities held by it as provided in this section which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to effect a satisfaction and discharge under this Article Eleven.

(d) After the conditions to discharge contained in this Article Eleven have been satisfied, and the Company has paid or caused to be paid all other sums payable hereunder by the Company, and delivered to the Trustee an Officers' Certificate and Opinion of Counsel, each stating that all conditions precedent to satisfaction and discharge have been satisfied, the Trustee upon written request shall acknowledge in writing the discharge of the obligations of the Company and the Subsidiary Guarantors, if any, under this Indenture (except for those surviving obligations specified in Section 8.02).

Section 11.02 Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 11.03 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 11.01

hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium or Additional Interest, if any, or interest, but such money need not be segregated from other funds except to the extent required by law.

Section 11.03 Repayment to the Company.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, or premium, if any, interest or Additional Interest, if any, on, any Note and remaining unclaimed for two years after such principal, premium, if any, interest or Additional Interest, if any, has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the reasonable expense of the Company cause to be published once, in *The New York Times* and *The Wall Street Journal* (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

ARTICLE TWELVE
SECURITY DOCUMENTS AND SECURITY

Section 12.01 Rights of the Collateral Agent.

(a) The Bank of New York shall act as Collateral Agent and, as Collateral Agent, shall be entitled to the protections, immunities and indemnities afforded the Trustee under Article Seven.

(b) The Collateral Agent is authorized and empowered to appoint one or more co-Collateral Agents or sub-agents as it deems necessary or appropriate and shall have no liability for the performance of such co-Collateral Agent or sub-agent so long as it was selected with due care.

(c) Neither the Trustee nor the Collateral Agent nor any of their respective officers, directors, employees, attorneys or agents shall be responsible for the existence, genuineness, value or protection of any Collateral (except for the safe custody of any Collateral in their possession and the accounting for moneys actually received by them hereunder), for the legality, enforceability, effectiveness or sufficiency of the Security Documents, for the creation, perfection, priority, sufficiency or protection of any Second Priority Lien, or for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Second Priority Liens or Security Documents or for any delay in doing so. The Trustee and the Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in their possession if such Collateral is accorded treatment substantially equal to that which they accord their own property.

(d) The Collateral Agent shall be subject to such directions as may be given it by the Trustee from time to time as required or permitted by this Indenture and the Intercreditor Agreement. Except as directed by the Trustee and as required or permitted by this Indenture, the Intercreditor Agreement or the other Security Documents, the Collateral Agent shall not be obligated:

(i) to act upon directions purported to be delivered to it by any other Person;

(ii) to foreclose upon or otherwise enforce any Second Priority Lien; or

(iii) to take any other action whatsoever with regard to any or all of the Second Priority Liens, Security Documents or Collateral.

(e) The Collateral Agent shall be accountable only for amounts that it actually receives as a result of the enforcement of the Second Priority Liens or Security Documents.

(f) In acting as Collateral Agent or co-Collateral Agent, the Collateral Agent and each co-Collateral Agent may rely upon and enforce each and all of the rights, powers, immunities, indemnities and benefits of the Trustee under Article Seven.

(g) Each successor Trustee shall become the successor Collateral Agent as and when the successor Trustee becomes the Trustee.

Section 12.02 Security Documents.

(a) In order to secure the due and punctual payment of the Notes, the Company and the Guarantors have entered or will enter into the Security Documents to create the Second Priority Liens on the Collateral in accordance with the terms thereof. In the event of a conflict between the terms of this Indenture and the Intercreditor Agreement, the Intercreditor Agreement shall control.

(b) Each Holder of a Note, by accepting such Note, (i) agrees to all of the terms and provisions of the Intercreditor Agreement and the other Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral and the automatic amendment or waiver of the Security Documents pursuant to the terms of the Intercreditor Agreement) and (ii) authorizes the Trustee and the Collateral Agent to enter into the Intercreditor Agreement and the other Security Documents, to bind the Holders on the terms set forth in the Security Documents, to perform and observe its obligations under the Security Documents and, unless violative of the provisions hereof and thereof, to execute any and all documents, amendments, waivers, consents, releases or other instruments required (or authorized) to be executed by it pursuant to the terms thereof.

(c) Each Holder of a Note, by accepting such Note, acknowledges and agrees that, so long as the First Priority Lien Obligations are outstanding, the holders of the First Priority Liens may change, waive, modify or vary the Security Documents; *provided* that any such change, waiver, modification or variance materially adversely affecting the rights of the Holders of the Notes (and not the holders of the First Priority Liens or any other secured creditors in a like or similar manner) will require the consent of the Trustee (acting at the direction of Holders of a majority of the aggregate principal amount of the Notes outstanding); *provided further, however,* that notwithstanding the foregoing, the holders of the First Priority Liens may (i) direct the First Priority Lien Representative to take actions with respect to the Collateral (including the release of the Collateral and the manner of realization) without the consent of the Holders of the Notes and (ii) agree to modify the Security Documents, without the consent of the Holders of the Notes, to secure additional extensions of credit and add additional secured creditors so long as such modifications do not expressly violate the provisions of the Credit Agreement or this Indenture.

Section 12.03 Application of Proceeds of Collateral.

Upon any realization upon the Collateral, the proceeds thereof shall be applied, subject to the terms of the Intercreditor Agreement, in accordance with the Security Documents and Section 6.10(a).

Section 12.04 Possession, Use and Release of Collateral.

(a) Subject to the terms of the Intercreditor Agreement and the other Security Documents, the Company and each Guarantor shall have the right to remain in possession and retain exclusive control of the Collateral (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral to the extent deposited with the Collateral Agent, or any agent of the Collateral Agent, in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

(b) In the event of the release of Second Priority Liens on any property constituting Collateral pursuant to Section 12.04(e)(iii), the Collateral Agent will, at the Company's expense, promptly execute and deliver to the Company or the applicable Guarantor such documents as the Company or such Guarantor shall reasonably request to evidence the release of such item of Collateral from the Second Priority Liens; *provided* that the Company shall have delivered to the Collateral Agent, at least five Business Days prior to the date of the proposed release, a written request for release describing the item of Collateral and the terms of the sale, lease, transfer or other disposition in reasonable detail, including, without limitation, the price thereof and any expenses in connection therewith, together with a form of release for execution by the Collateral Agent and a certificate of the Company to the effect that the relevant transaction is in compliance with this Indenture, the Intercreditor Agreement and the other Security Documents, and as to such other matters as the Trustee may reasonably request. Notwithstanding the preceding sentence, all purchasers and grantees of any property or rights purporting to be released from the Second Priority Liens shall be entitled to rely upon any release executed by the Trustee hereunder as sufficient for the purpose of this Indenture and as constituting a good and valid release of the property therein described from the Second Priority Liens.

(c) Each Holder of a Note, by accepting such Note, acknowledges and agrees that, so long as any First Priority Lien Obligations are outstanding, the holders of the First Priority Liens will control at all times all remedies and other actions related to the Collateral and the Second Priority Liens will not entitle the Collateral Agent, the Trustee or the Holders of any Notes to take any action whatsoever with respect to the Collateral. As a result, so long as any First Priority Lien Obligations are outstanding, neither the Collateral Agent nor the Trustee nor the Holders of the Notes will be able to force a sale of the Collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of the First Priority Liens.

(d) Each Holder of a Note, by accepting such Note, acknowledges and agrees that, at such time as (i) the First Priority Lien Obligations have been satisfied in full in cash in accordance with the terms thereof and all commitments and letters of credit thereunder have been terminated or (ii) the holders of the First Priority Liens have released their First Priority Liens on all or any portion of the Collateral, the Second Priority Liens will also be automatically released to the same extent; *provided, however*, that (x) in the case of clause (i) of this sentence, in the event that an Event of Default shall have occurred and be continuing as of the date on which the First Priority Lien Obligations are repaid in full and terminated as described in clause (i), the Second Priority Liens on the Collateral will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First Priority Lien Obligations secured by the Collateral and, thereafter, the Trustee (acting at the direction of the Holders of a majority in outstanding principal amount of Notes) will have the right to direct the Collateral Agent to foreclose upon the Collateral (but, in such event, the Second Priority Liens will be released when such Event of Default and all other Events of Default under this Indenture shall cease to exist), and (y) in the case of clause (ii) of this sentence, if the First Priority Lien Obligations (or any portion thereof) are thereafter secured by assets that would constitute Collateral, the Notes will then be secured by the Second Priority Liens on such Collateral, to the same extent provided pursuant to the Security Documents. If the Company subsequently Incurs obligations under the Credit Agreement or other First Priority Lien Obligations which are secured by assets of the Company or the Guarantors of the type constituting Collateral, then the Second Priority Lien Obligations will be secured at such time by a Second Priority Lien on the collateral securing such First Priority Lien Obligations to the same extent provided by the Security Documents.

(e) Each Holder of a Note, by accepting such Note, acknowledges and agrees that the Second Priority Liens will be released automatically and without the need for any further action by any Person (so long as such release is in compliance with the Trust Indenture Act):

(i) as to all of the Collateral, upon payment in full of the principal of, and accrued and unpaid interest (including Additional Interest) and premium, if any, on the Notes;

(ii) as to all of the Collateral, upon defeasance or discharge of the Notes in accordance with the provisions described under Article Eight or Section 11.01;

(iii) as to any property or assets constituting Collateral that is sold, transferred or otherwise disposed of by the Company or any of its subsidiaries in a transaction not prohibited by this Indenture, at the time of such sale, transfer or disposition; or

(iv) as to any property constituting Collateral that is owned by a Guarantor that has been released from its obligations under its Note Guarantee in accordance with Section 4.17(f), concurrently with the release of such Guarantee.

(f) Each Holder of a Note, by accepting such Note, acknowledges that, notwithstanding the provisions set forth in this Section 12.04, the Company and each Guarantor may, without any release or consent by the Trustee or the Collateral Agent, perform a number of activities in the ordinary course in respect of the Collateral to the extent not restricted or prohibited by the Security Documents and this Indenture, including, without limitation, (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Second Priority Liens which has become worn out, defective or obsolete or not used or useful in the business, (ii) abandoning, terminating, canceling, releasing or making alternations in or substitutions of any leases or contracts subject to the Second Priority Liens, (iii) surrendering or modifying any franchise, license or permit subject to the Second Priority Liens which it may own or under which it may be operating; (iv) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (v) granting a license of any intellectual property; (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vii) selling, collecting, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business; (viii) making cash payments (including for the repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by this Indenture; and (ix) abandoning any property which is not longer used or useful in the Company's business. The release of any Collateral from the Liens pursuant to the terms of this Indenture and the Security Documents shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent that the Collateral is released pursuant to the terms of this Section 12.04.

Section 12.05 Opinion of Counsel.

So long as the Security Documents have not been terminated in accordance with the terms thereof, the Company shall deliver to the Collateral Agent, if and for so long as such delivery is required by Section 314(b) of the TIA, at least annually, within 90 days after September 30 of each year (commencing with September 30, 2006), an Opinion of Counsel either stating that, in the opinion of such counsel, such action has been taken with respect to the recording, filing, re-recording and refiling of this Indenture as is necessary to maintain the Second Priority Liens, and reciting the details of such action, or referring to prior Opinions of Counsel when such details were given, or stating that in the opinion of such counsel, no such action is necessary to maintain such Second Priority Liens.

Section 12.06 Further Assurances.

The Company and each Guarantor shall (a) furnish to the Collateral Agent (for the benefit of the Trustee and the Holders) from time to time, at the Company's or such Guarantor's sole cost and expense, statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Collateral Agent may request, all in such detail as the Collateral Agent may request; (b) subject to the Intercreditor Agreement, at any time and from time to time, upon the written request of the Collateral Agent, and at the sole expense of the Company or such Guarantor, promptly execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register, as applicable, any and all such further acts, deeds, conveyances, security agreements, mortgages, assignments, estoppel certificates, financing statements and continuations thereof (including, without limitation, any financing or continuation statements under the Uniform Commercial Code (or other similar laws) in effect in any jurisdiction with respect to the Second Priority Liens), termination statements, notices of assignment, transfers, certificates, assurances and other instruments as may be required from time to time in order to (i) subject to the Second Priority Liens any of the property or assets constituting Collateral and (ii) perfect and maintain the validity, effectiveness, perfection and priority of any of the Second Priority Liens; (c) subject to the Intercreditor Agreement and without limitation of the foregoing subsection (b), with respect to any fee interest in real property constituting Collateral acquired after the Issue Date by the Company or any Guarantor, promptly (i) execute and deliver a Mortgage in favor of the Collateral Agent, creating a security interest for the benefit of the Trustee and the Holders of the Notes, covering such real property, and (ii) deliver to the Collateral Agent title and extended coverage insurance covering such real property in an amount at least equal to the purchase price of such real property, with local fixture filings being made in respect of fixtures associated with such real property as well as a current ALTA survey thereof, together with a surveyor's certificate; and (d) promptly deliver to the Collateral Agent such Opinions of Counsel, if any, as the Collateral Agent may reasonably require with respect to this Section 12.06 (including opinions as to validity, enforceability and perfection of security interests).

Section 12.07 Certain TIA Requirements.

(a) To the extent applicable, and in addition to any other requirements under this Indenture, the Company will cause § 313(b) of the TIA (relating to reports) and § 314(d) of the TIA (relating to the release of property or securities from the Second Priority Liens or relating to the substitution for such Liens of any property or securities to be subjected to the Secured Priority Liens) to be complied with and will furnish to the Trustee, prior to each proposed release of Collateral pursuant to this Indenture and the Security Documents, all documents required by § 314(d) of the TIA and an Opinion of Counsel to the effect that the accompanying documents constitute all documents required by § 314(d) of the TIA.

(b) Notwithstanding anything to the contrary in this Section 12.07, the Company will not be required to comply with all or any portion of § 314(d) of the TIA if the Board of Directors of the Company determines, in good faith based on advice of counsel, that, under the terms of § 314(d) of the TIA and/or any interpretation or guidance as to the meaning thereof of the Commission or its staff, including publicly available "no action" letters or exemptive orders, all or any portion of § 314 (d) of the TIA is inapplicable to all or any part of the Collateral or the release, deposit or substitution thereof.

Section 12.08 Suits to Protect the Collateral.

Subject to the provisions of the Intercreditor Agreement and the Security Documents, the Collateral Agent shall have the authority to institute and to maintain such suits and proceedings as the Collateral Agent may deem reasonably expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the

Security Documents or this Indenture, and such suits and proceedings as the Collateral Agent may deem reasonably expedient to preserve or protect its interests and the interests of the Holders of the Notes in the Collateral (including suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Second Priority Liens or be prejudicial to the interests of the Holders of the Notes).

Section 12.09 Purchaser Protected.

In no event shall any purchaser in good faith or other transferee of any property purported to be released hereunder be bound to ascertain the authority of the Collateral Agent to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted to be sold by this Article Twelve, be under obligation to ascertain or inquire into the authority of the Company or any Guarantor, as applicable, to make any such sale or other transfer.

Section 12.10 Powers Exercisable by Receiver or Trustee.

In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article Twelve upon the Company or any Guarantor, as applicable, with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or any Guarantor, as applicable, or of any officer or officers thereof required by the provisions of this Article Twelve.

Section 12.11 Release of Second Priority Liens.

In the event that the Company delivers an Officers' Certificate certifying that (a) its obligations under this Indenture have been defeased or discharged by complying with the provisions of Article Eight or Section 11.01 or (b) a Guarantor shall have been released from its obligations under its Note Guarantee the Second Priority Liens on all property and assets (including any Capital Stock) constituting Collateral (in the case of clause (a)) or the property and assets (including any Capital Stock) constituting Collateral owned by such Guarantor (in the case of clause (b)) shall be released, and the Collateral Agent shall (i) at the Company's expense, promptly execute and deliver such releases, termination statements and other instruments (in recordable form, where appropriate) as the Company or any Guarantor, as applicable, may reasonably request to evidence the termination of such Second Priority Liens and (ii) not be deemed to hold such Second Priority Liens for the benefit of the Trustee and the Holders of Notes.

ARTICLE THIRTEEN
MISCELLANEOUS

Section 13.01 Trust Indenture Act Controls.

If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA Section 318(c), or with another provision included in this Indenture by operation of Sections 310 to 318, inclusive, of the TIA, the imposed duties shall control.

Section 13.02 Notices.

(a) Any notice or communication by the Company, on the one hand, or the Trustee on the other hand, to the other is duly given if in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), facsimile or overnight air courier guaranteeing next day delivery, to the others' address:

If to the Company or any Guarantor:

Pregis Corporation
1900 West Field Court
Lake Forest, IL 60045

Facsimile: 847-482-2858
Attention: Chief Financial Officer

with a copy to:

AEA Investors LLC
65 East 55th Street
New York, NY 10022

Facsimile: 212-702-0549
Attention: General Counsel's Office

If to the Trustee, the Collateral Agent, the Registrar or the Paying Agent:

The Bank of New York
101 Barclay Street
21 West
New York, New York 10286

Facsimile: 212 815-5802/5803
Attention: Global Trust

If to the Irish Paying Agent:

RSM Robson Rhodes LLP
RSM House, Herbert Street

Dublin 2, Ireland

Facsimile: 353 (0)1 436 6521
Attention: Nicola Bissett

(b) The Company or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.

(c) All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if faxed; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

(d) Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA Section 313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

(e) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance on such waiver.

(f) In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

(g) If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

(h) If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 13.03 Communication by Holders of Notes with Other Holders of Notes.

Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Company, the Guarantors, the Trustee, the Registrar and any other Person shall have the protection of TIA Section 312(c).

Section 13.04 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish upon request to the Trustee:

(a) an Officers' Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 hereof) stating that, in the opinion of the signers, all conditions precedent provided for in this Indenture relating to the proposed action have been satisfied; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 hereof) stating that, in the opinion of such counsel (who may rely upon an Officers' Certificate as to matters of fact), all such conditions precedent have been satisfied.

Section 13.05 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:

(a) a statement that the Person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

Section 13.06 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.07 No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company, the Parent or any of their respective Affiliates, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, this Indenture, the Note Guarantees or the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. This waiver and release are part of the consideration for issuance of the Notes.

Section 13.08 Governing Law.

THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 13.09 Consent to Jurisdiction.

Any legal suit, action or proceeding arising out of or based upon this Indenture or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan of the City of New York (collectively, the "**Specified Courts**"), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court has been brought in an inconvenient forum.

Section 13.10 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or any of its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.11 Successors.

All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 13.12 Severability.

In case any provision in this Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.13 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 13.14 Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by the Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "**Act**" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company if made in the manner provided in this Section 13.14.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such witness, notary or officer the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c) Notwithstanding anything to the contrary contained in this Section 13.14, the principal amount and serial numbers of Notes held by any Holder, and the date of holding the same, shall be proved by the register of the Notes maintained by the Registrar as provided in Section 2.04.

(d) If the Company shall solicit from the Holders of the Notes any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a resolution of its Board of Directors, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Notwithstanding TIA Section 316(c), such record date shall be the record date specified in or pursuant to such resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith or the date of the most recent list of Holders forwarded to the Trustee prior to such solicitation pursuant to Section 2.06 and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of the then outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the then outstanding Notes shall be computed as of such record date; *provided* that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than one year after the record date.

(e) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration or transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

(f) Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so itself with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 13.15 Benefit of Indenture.

Nothing in this Indenture, the Notes, express or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Registrar and its successors hereunder, and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 13.16 Table of Contents, Headings, Etc.

The Table of Contents, Cross Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 13.17 Legal Holidays.

If an interest payment date or other payment date under the Notes or this Indenture is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period. If a record date is not a Business Day, the record date shall not be affected.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Indenture as of October 12, 2005.

PREGIS CORPORATION

By: /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

PREGIS HOLDING II CORPORATION

By: /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

PREGIS MANAGEMENT CORPORATION

By: /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

PREGIS INNOVATIVE PACKAGING INC.

By: /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

HEXACOMB CORPORATION

By: /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

THE BANK OF NEW YORK
as Trustee, Collateral Agent, Registrar and Paying Agent

By: /s/ Patricia Phillips-Coward

Name: Patricia Phillips-Coward
Title: Assistant Vice President

RSM ROBSON RHODES LLP
as Irish Paying Agent

By: /s/ RSM Robson Rhodes LLP

Name:
Title:

EXHIBIT A

[Face of Note]

THIS GLOBAL NOTE IS HELD BY THE COMMON DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE COMMON DEPOSITARY MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.07(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR COMMON DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

THIS NOTE (OR ITS PREDECESSOR) HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH IN THE NEXT SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER: (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A "QIB"), (B) IT HAS ACQUIRED THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501 (A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT (AN "IAI"), (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO PREGIS CORPORATION OR ANY OF ITS SUBSIDIARIES, (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF THE SECURITIES ACT, (D) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (E) TO AN IAI THAT, PRIOR TO SUCH TRANSFER, FURNISHES THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE TRANSFER OF THIS NOTE (THE FORM OF WHICH CAN BE OBTAINED FROM THE TRUSTEE) AND, IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF NOTES LESS THAN $250,000 (EURO EQUIVALENT), AN OPINION OF COUNSEL ACCEPTABLE TO PREGIS CORPORATION THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO PREGIS CORPORATION) OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED

STATES OR ANY OTHER APPLICABLE JURISDICTION AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION" AND "UNITED STATES" HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING.

ISIN ______
Common Code _______
€ _______

PREGIS CORPORATION

SENIOR SECURED FLOATING RATE NOTES DUE 2013

Issue Date: ______, 2005

Pregis Corporation, a Delaware corporation (the "**Company,**" which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to THE BANK OF NEW YORK DEPOSITORY (NOMINEES) LIMITED AS NOMINEE FOR THE BANK OF NEW YORK, LONDON BRANCH AS COMMON DEPOSITORY FOR EUROCLEAR BANK S.A./N.V. AND CLEARSTREAM BANKING SOCIÉTÉ ANONYME, or its registered assigns, the principal amount of € _____ on ______, 20__.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by its duly authorized officer.

PREGIS CORPORATION

By: ______________________

Name:
Title:

(Trustee's Certificate of Authentication)

This is one of the Senior Secured Floating Rate Notes due 2013 described in the within mentioned Indenture.

Dated: ______, 20 __

THE BANK OF NEW YORK,
as Trustee

By: ______________________________

Authorized Signatory

[Reverse Side of Note]

PREGIS CORPORATION

Senior Secured Floating Rate Notes due 2013

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. *Interest.* Interest on the Notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15, commencing on January 15, 2006. The interest rate for each quarterly interest period will be determined on the second Business Day prior to the first day of the interest period (the "**Interest Determination Date**"). The interest rate for such quarterly period will be equal to the EURIBOR rate, as determined at 11:00 a.m. London time, on the Interest Determination Date, for deposits maturing at or around the end of such quarterly interest period, plus 5.00% per year (as reported by the Calculation Agent). The Company will make each interest payment to the Holders of record on the immediately preceding January 1, April 1, July 1 and October 1. Any Additional Interest due will be paid on the same dates as interest on the Notes. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprising twelve 30-day months.

"**EURIBOR**" means the applicable percentage rate for EURIBOR per annum as determined by the Banking Federation of the European Union for the relevant period as displayed on the appropriate page of the Telerate screen; or, if no screen rate is available for the applicable interest period, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Trustee at its request quoted by the reference banks under the Credit Agreement to leading banks in the European interbank market, in each case as of 11:00 a.m., London time, on the rate determination date, for the offering of deposits in euro for a period comparable to the quarterly interest period for which the rate is being set.

2. *Method of Payment.* The Company shall pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the January 1, April 1, July 1 and October 1 next preceding the interest payment date, even if such Notes are canceled after such record date and on or before such interest payment date, except as provided in Section 2.13 of the Indenture with respect to defaulted interest. The Notes shall be payable as to principal, interest and premium and Additional Interest, if any, at the offices or agencies of one or more Paying Agents and Registrars maintained for such purpose in The City of New York, New York and Dublin, Ireland, or, at the option of the Company, payment of interest, may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds shall be required with respect to the principal of, and premium, if any, interest and Additional Interest, if any, on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent. Such payment shall be in euro.

3. *Paying Agent and Registrar.* The Trustee under the Indenture shall initially act as Paying Agent and Registrar and RSM Robson Rhodes LLP shall initially act as Paying Agent in Ireland. The Company may change any Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries or other Affiliates may act as Paying Agent or Registrar.

4. *Indenture.* The Company issued the Notes under an Indenture, dated as of October 12, 2005 (the "**Indenture**"), among the Company, the Guarantors parties thereto, the Trustee, the Collateral Agent and RSM Robson Rhodes LLP (as Irish Paying Agent). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Indenture pursuant to which this Note is issued provides that an unlimited principal amount of Additional Notes may be issued thereunder.

5. *Optional Redemption.* At any time prior to October 15, 2006, the Company may redeem all or part of the Notes upon not less than 30 nor more than 60 days' prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest and Additional Interest, if any, to the date of redemption.

Except pursuant to the preceding paragraph, the Company shall not have the option to redeem the Notes prior to October 15, 2006. On or after October 15, 2006, the Company may redeem (at any time) all or (from time to time) a portion of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve month period beginning on October 15 of the years indicated below:

Year	Percentage
2006	102.00%
2007	101.00%
2008 and thereafter	100.00%

6. *Selection and Notice of Redemption.* If less than all of the Notes are to be redeemed at any time, the Trustee shall select Notes for redemption as follows: (i) if the Notes are listed on any national securities exchange or automated quotation system, in compliance with the requirements of such national securities exchange or automated quotation system; or (ii) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate. No Notes of €1,000 or less shall be redeemed in part; *provided* that no Notes will be redeemed in part if the resulting Note would have a minimum denomination that is less than €50,000. Notices of redemption shall be mailed by first class mail at least 30 but not more

than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the payment of the redemption price, Notes or portions thereof called for redemption shall cease to accrue interest.

7. *Repurchase at Option of Holder.* (a) Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require the Company to repurchase all or any part (equal to €50,000 principal amount or an integral multiple of €1,000 in excess thereof) of that Holder's Notes pursuant to an offer described below (the "**Change of Control Offer**") at an offer price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the "**Change of Control Payment Date**"), which date shall be no earlier than the date of such Change of Control. No later than 30 days following any Change of Control (or, at the Company's option, prior to such Change of Control but after it is publicly announced if a definitive agreement is in effect for such Change of Control at the time of such announcement), the Company shall mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice.

(b) If the aggregate amount of Excess Proceeds equals or exceeds $20.0 million, the Company shall make an offer to purchase ("**Asset Sale Offer**"), pursuant to Section 4.10 of the Indenture, to all Holders of Notes and all holders of Pari Passu Debt containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase the maximum principal amount of Notes and Pari Passu Debt that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer shall be equal to 100% of the aggregate principal amount of the Notes and Pari Passu Debt, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and shall be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and Pari Passu Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and Pari Passu Debt shall be purchased on a pro rata basis based on the aggregate principal amount of Notes and such Pari Passu Debt tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale shall no longer be deemed to be Excess Proceeds.

8. *Denominations, Transfer, Exchange.* The Notes are in registered form without coupons in denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The

Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

9. *Persons Deemed Owners.* The registered Holder of a Note shall be treated as the owner of it for all purposes.

10. *Amendment, Supplement and Waiver.* Subject to certain exceptions, the Indenture, the Note Guarantees, the Notes or the Security Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Security Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). Without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes, the Note Guarantees or the Security Documents, to, among other things, cure any ambiguity, defect or inconsistency, or make any change that does not materially adversely affect the legal rights under the Indenture of any such Holder.

11. *Defaults and Remedies.* In the case of an Event of Default under Sections 6.01(h) and (i) of the Indenture, all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Interest, if any, on, all outstanding Notes shall become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default.

Holders of the Notes may not enforce the Indenture, the Notes or the Security Documents except as provided in the Indenture and the Security Documents. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest or Additional Interest, if any) if it determines that withholding notice is in their interest.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to Section 3.07 of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

12. *Collateral.* The obligations of the Company under the Notes and the Guarantors under their respective Note Guarantees are secured by a second priority security interest on all property and assets of the Company and the Guarantors constituting Collateral.

13. *Trustee Dealings with Company.* The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may become a creditor of, or otherwise deal with the Company or any of its Affiliates, with the same rights it would have if it were not Trustee.

14. *No Recourse Against Others.* No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company, the Parent or any of their respective Affiliates, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture or the Note Guarantees or the Security Documents for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. This waiver and release are part of the consideration for issuance of the Notes. This waiver may not be effective to waive liabilities under the federal securities laws.

15. *Authentication.* This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

16. *CUSIP Numbers, ISIN Numbers and Common Codes.* The Company has caused CUSIP numbers, ISIN numbers and/or Common Codes to be printed on the Notes and the Trustee may use CUSIP numbers, ISIN numbers or Common Codes in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers or codes either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

17. *Guarantee.* The Company's obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, by the Guarantors.

18. *Copies of Documents.* The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Pregis Corporation
1900 West Field Court
Lake Forest, IL 60045

Attention: Chief Financial Officer

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:______________________________________
(INSERT ASSIGNEE'S LEGAL NAME)

____

____
(Insert assignee's soc. sec. or tax I.D. no.)

____

____

____

____
(Print or type assignee's name, address and zip code)

and irrevocably appoint______________________________________

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:__________

Your signature: ______________________________
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*: ____________________

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

☐ Section 4.10 ☐ Section 4.14

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$__________$

Date:__________

Your signature: ____________________

(Sign exactly as your name appears on the face of this Note)

Tax Identification No.: __________

Signature Guarantee*: __________

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note Following such Decrease (or Increase)	Signature of Authorized Signatory of Common Depositary

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Pregis Corporation
1900 West Field Court
Lake Forest, IL 60045

Attention: [______]

[Registrar]

Attention: [_________]

Re: Senior Secured Floating Rate Notes due 2013

Reference is hereby made to the Indenture, dated as of October 12, 2005 (the "**Indenture**"), among Pregis Corporation, a Delaware corporation (the "**Company**"), the guarantors party thereto (the "**Guarantors**"), The Bank of New York, a New York banking corporation, as trustee, collateral agent, registrar and paying agent, and RSM Robson Rhodes LLP, as Irish paying agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____________ (the "**Transferor**") owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of € ________ in such Note[s] or interests (the "**Transfer**"), to ___________________ (the "**Transferee**"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

☐ 1. Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Definitive Note Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the "**Securities Act**"), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

☐ 2. Check if Transferee will take delivery of a beneficial interest in a Legended Regulation S Global Note, or a Definitive Note pursuant to Regulation S. The

Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than Credit Suisse First Boston (Europe) Limited or Lehman Brothers International (Europe)). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Legended Regulation S Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

☐ 3. Check and complete if Transferee will take delivery of a beneficial interest in a Restricted Global Note or a Restricted Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

☐ (a) such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

☐ (b) such Transfer is being effected to the Company or a subsidiary thereof; or

☐ (c) such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

4. Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.

☐ **(a) Check if Transfer is Pursuant to Rule 144.** (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

☐ **(b) Check if Transfer is Pursuant to Regulation S.** (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

☐ **(c) Check if Transfer is Pursuant to Other Exemption.** (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

Dated: __________

____
[Insert Name of Transferor]

By: ______________________________

Name:
Title:

ANNEX A TO CERTIFICATE OF TRANSFER

1. The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

☐ (a) a beneficial interest in the:

(i) 144A Global Note (ISIN __________); or

(ii) Regulation S Global Note (ISIN __________); or

☐ (b) a Restricted Definitive Note.

2. After the Transfer the Transferee will hold:

[CHECK ONE]

☐ (a) a beneficial interest in the:

(i) 144A Global Note (ISIN __________); or

(ii) Regulation S Global Note (ISIN __________); or

(iii) Unrestricted Global Note (ISIN __________); or

☐ (b) a Restricted Definitive Note; or

☐ (c) an Unrestricted Definitive Note,

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Pregis Corporation
1900 West Field Court
Lake Forest, IL 60045

Attention: [__________]

[Registrar]

Attention: [__________]

Re: Senior Secured Floating Rate Notes due 2013

Reference is hereby made to the Indenture, dated as of October 12, 2005 (the "**Indenture**"), among Pregis Corporation, a Delaware corporation (the "**Company**"), [__________], the guarantors party thereto, The Bank of New York, a New York banking corporation, as trustee, collateral agent, registrar and paying agent, and RSM Robson Rhodes LLP, as Irish paying agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

____________________ (the "**Owner**") owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of €__________ in such Note[s] or interests (the "**Exchange**"). In connection with the Exchange, the Owner hereby certifies that:

1. Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note

☐ **(a) Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note.** In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the "**Securities Act**"), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐ **(b) Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note.** In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐ **(c) Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note.** In connection with the Owner's Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

☐ **(d) Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note.** In connection with the Owner's Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes

☐ **(a) Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note.** In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner's own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

☐ **(b) Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note.** In connection with the Exchange of the Owner's Restricted Definitive Note for a beneficial interest in the [CHECK ONE]:

☐ 144A Global Note:

☐ Regulation S Global Note:

with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

Dated: ____________

____

[Insert Name of Transferor]

By: ______________________________

Name:
Title:

EXHIBIT D

**FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS**

Supplemental Indenture (this "**Supplemental Indenture**"), dated as of _____________, among _____________ (the "**Guarantor**"), a [subsidiary] [parent] of Pregis Corporation (or its permitted successor), a Delaware corporation (the "**Company**"), [other Guarantors already party to the Indenture], The Bank of New York, a New York banking corporation, as trustee under the Indenture referred to below (the "**Trustee**") and Collateral Agent, Registrar and Paying Agent, and RSM Robson Rhodes LLP, as Irish Paying Agent.

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the "**Indenture**"), dated as of October 12, 2005, providing for the issuance of Senior Secured Floating Rate Notes due 2013 (the "**Notes**");

WHEREAS, the Indenture provides that under certain circumstances the Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Guarantor shall unconditionally guarantee all of the obligations of the Company under the Notes and the Indenture on the terms and conditions set forth herein (the "**Note Guarantee**"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Agreement to Guarantee. The Guarantor hereby agrees as follows:

(a) Along with any and all other Guarantors, to jointly and severally Guarantee to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:

(i) Interest on the Notes shall be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantor shall be, jointly and severally with all other Guarantors, obligated to pay the same immediately. This Note Guarantee is a guarantee of payment and not of collection.

(b) The obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance that might otherwise constitute a legal or equitable discharge or defense of the Guarantor.

(c) Subject to Section 6.06 of the Indenture, the following is hereby waived: diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever.

(d) The Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and the Indenture.

(e) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantor, or any custodian, Trustee, liquidator or other similar official acting in relation to either the Company or the Guarantor, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(f) The Guarantor shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.

(g) As between the Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six of the Indenture for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article Six of the Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee.

(h) The Guarantor, and by its acceptance of Notes, each Holder, hereby confirm that it is the intention of all such parties that this Note Guarantee not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantor hereby irrevocably agree that the obligations of the Guarantor shall not, after giving effect to such maximum amount and all other contingent and fixed liabilities of the Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Supplemental Indenture, result in the obligations of the Guarantor under this Note Guarantee constituting a fraudulent transfer or conveyance.

3. Execution and Delivery. The Guarantor agrees that this Note Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of this Note Guarantee.

4. NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guarantor and the Company.

* * * * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: _________, ____

[GUARANTOR]

By: ____________________

Name:
Title:

PREGIS CORPORATION

By: ____________________

Name:
Title:

PREGIS HOLDING II CORPORATION

By: ____________________

Name:
Title:

THE BANK OF NEW YORK,
as Trustee, Collateral Agent, Registrar, and Paying Agent

By: ____________________

Name:
Title:

[OTHER GUARANTORS ALREADY PARTY TO THE INDENTURE]

By: ____________________________

Name:
Title:

RSM Robson Rhodes LLP,
as Irish Paying Agent

By: ____________________________

Name:
Title:

EXHIBIT E

FORM OF NOTATION OF GUARANTEE

For value received, each Guarantor (which term includes any successor Person under the Indenture (as defined below)) jointly and severally, unconditionally guarantees, to the extent set forth in the Indenture, dated as of October 12, 2005 (the "Indenture"), among Pregis Corporation (the "Company"), the Guarantors named therein and The Bank of New York, as trustee (the "Trustee"), collateral agent, registrar and paying agent, and RSM Robson Rhodes LLP, as Irish paying agent, with respect to the Company's Senior Secured Floating Rate Notes due 2013 (the "Notes"), (a) the due and punctual payment of the principal of, premium and Additional Interest, if any, and interest on the Notes, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, and, to the extent permitted by law, interest and Additional Interest, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. The obligations of the Guarantors to the Holders of Notes and to the Trustee pursuant to the Note Guarantee and the Indenture are expressly set forth in Article Ten of the Indenture and reference is hereby made to the Indenture for the precise terms of the Note Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions and (b) appoints the Trustee attorney-in-fact of such Holder for such purpose. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture.

IN WITNESS HEREOF, the Guarantors have caused this Notation of Guarantee to be executed by a duly authorized officer.

PREGIS HOLDING II CORPORATION

By: ______________________

Name:
Title:

PREGIS MANAGEMENT CORPORATION

By: ______________________

Name:
Title:

PREGIS INNOVATIVE PACKAGING INC.

By: ______________________

Name:
Title:

HEXACOMB CORPORATION

By: ______________________

Name:
Title:

EX-10.2 18 dex102.htm FIRST LIEN SECURITY AGREEMENT

EXHIBIT 10.2

FIRST LIEN SECURITY AGREEMENT

Dated October 12, 2005

From

The Grantors referred to herein

as Grantors

to

CREDIT SUISSE

as Collateral Agent

TABLEOFCONTENTS

Schedules

Exhibits

FIRST LIEN SECURITY AGREEMENT

FIRST LIEN SECURITY AGREEMENT dated October 12, 2005 (this "*Agreement*") made by PREGIS CORPORATION, a Delaware corporation (the "***Borrower***") and the other Persons listed on the signature pages hereof (the Borrower and the Persons so listed being, collectively, the "***Grantors***"), to CREDIT SUISSE, as collateral agent (in such capacity, together with any successor collateral agent appointed pursuant to Article VII of the Credit Agreement (as hereinafter defined), the "***Collateral Agent***") for the Secured Parties (as defined in the Credit Agreement).

PRELIMINARY STATEMENTS.

(1) The Borrower has entered into a Credit Agreement dated as of October 12, 2005 (said Agreement, as it may hereafter be amended, amended and restated, supplemented or otherwise modified from time to time, being the "***Credit Agreement***") with Pregis Holding Corporation, as parent guarantor, the subsidiary guarantors referred to therein, the Lender Parties and the Agents (each as defined therein).

(2) The Grantors have also granted to the Trustee for the holders of the Floating Rate Notes (as defined in the Credit Agreement) a second-priority security interest in the Collateral (as hereinafter defined), subject to certain exceptions, which is second in priority to the security interest granted hereunder, pursuant to the terms of the Intercreditor Agreement referred to in the Credit Agreement.

(3) Each Grantor is the owner of the shares of stock or other Equity Interests (the "***Initial Pledged Equity***") set forth opposite such Grantor's name on and as otherwise described in Part I of Schedule I hereto and issued by the Persons named therein and of the indebtedness (the "***Initial Pledged Debt***") set forth opposite such Grantor's name on and as otherwise described in Part II of Schedule I hereto and issued by the obligors named therein.

(4) Each Grantor is the owner of the deposit accounts (the "***Pledged Deposit Accounts***") set forth opposite such Grantor's name on Schedule II hereto.

(5) The Borrower is the owner of a letter of credit cash collateral account with the Administrative Agent or another bank (the "***L/C Cash Collateral Account***") as set forth on Schedule IX hereto.

(6) The Borrower and the Grantors may from time to time own securities accounts which will be subject to the terms of this Agreement (the "***Securities Accounts***").

(7) It is a condition precedent to the making of Advances and the issuance of Letters of Credit by the Lender Parties under the Credit Agreement and the entry into Secured Hedge Agreements by the Hedge Banks from time to time that the Grantors shall have granted the security interest contemplated by this Agreement. Each Grantor will derive substantial direct and indirect benefit from the transactions contemplated by the Loan Documents.

(8) Terms defined in the Credit Agreement and not otherwise defined in this Agreement are used in this Agreement as defined in the Credit Agreement. Further, unless

otherwise defined in this Agreement or in the Credit Agreement, terms defined in Article 8 or 9 of the UCC (as defined below) are used in this Agreement as such terms are defined in such Article 8 or 9. "*UCC*" means the Uniform Commercial Code as in effect from time to time in the State of New York; *provided* that, if perfection or the effect of perfection or non perfection or the priority of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, "*UCC*" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non perfection or priority.

NOW, THEREFORE, in consideration of the premises and in order to induce the Lender Parties to make Advances and issue Letters of Credit under the Credit Agreement and to induce the Hedge Banks to enter into Secured Hedge Agreements from time to time, each Grantor hereby agrees with the Collateral Agent for the ratable benefit of the Secured Parties as follows:

Section 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in such Grantor's right, title and interest in and to the following, in each case, as to each type of property described below, whether now owned or hereafter acquired by such Grantor, wherever located, and whether now or hereafter existing or arising (collectively, the "***Collateral***"):

(a) all equipment in all of its forms, including, without limitation, all machinery, tools, motor vehicles, vessels, aircraft, furniture and fixtures, and all parts thereof and all accessions thereto, including, without limitation, computer programs and supporting information that constitute equipment within the meaning of the UCC (any and all such property being the "***Equipment***");

(b) all inventory in all of its forms, including, without limitation, (i) all raw materials, work in process, finished goods and materials used or consumed in the manufacture, production, preparation or shipping thereof, (ii) goods in which such Grantor has an interest in mass or a joint or other interest or right of any kind (including, without limitation, goods in which such Grantor has an interest or right as consignee) and (iii) goods that are returned to or repossessed or stopped in transit by such Grantor), and all accessions thereto and products thereof and documents therefor, including, without limitation, computer programs and supporting information that constitute inventory within the meaning of the UCC (any and all such property being the "***Inventory***");

(c) all accounts (including, without limitation, health-care-insurance receivables), chattel paper (including, without limitation, tangible chattel paper and electronic chattel paper), instruments (including, without limitation, promissory notes), deposit accounts, letter-of-credit rights, general intangibles (including, without limitation, payment intangibles) and other obligations of any kind, whether or not arising out of or in connection with the sale or lease of goods or the rendering of services and whether or not earned by performance, and all rights now or hereafter existing in and to all supporting obligations and in and to all security agreements, mortgages, Liens, leases, letters of credit and other contracts securing or otherwise relating to the foregoing property (any and all of such accounts, chattel paper, instruments, deposit accounts, letter-of-credit rights, general intangibles and other obligations, to the extent not referred to in clause (d), (e) or (f) below, being the "***Receivables***," and any and all such supporting obligations, security agreements, mortgages, Liens, leases, letters of credit and other contracts being the "***Related Contracts***");

(d) the following (the "***Security Collateral***"):

(i) the Initial Pledged Equity and the certificates, if any, representing the Initial Pledged Equity, and all dividends, distributions, return of capital, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Initial Pledged Equity and all warrants, rights or options issued thereon or with respect thereto;

(ii) the Initial Pledged Debt and the instruments, if any, evidencing the Initial Pledged Debt, and all interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Initial Pledged Debt;

(iii) all additional shares of stock and other Equity Interests from time to time acquired by such Grantor in any manner (such shares and other Equity Interests, together with the Initial Pledged Equity, being the "***Pledged Equity***"), and the certificates, if any, representing such additional shares or other Equity Interests, and all dividends, distributions, return of capital, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares or other Equity Interests and all warrants, rights or options issued thereon or with respect thereto;

(iv) all additional indebtedness from time to time owed to such Grantor (such indebtedness, together with the Initial Pledged Debt, being the "***Pledged Debt***") and the instruments, if any, evidencing such indebtedness, and all interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such indebtedness;

(v) the Securities Accounts, all security entitlements with respect to all financial assets from time to time credited to any Securities Account, and all financial assets, and all dividends, distributions, return of capital, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such security entitlements or financial assets and all warrants, rights or options issued thereon or with respect thereto; and

(vi) except for property excluded by the proviso to clause (iii) above, all other investment property (including, without limitation, all (A) securities, whether certificated or uncertificated, (B) security entitlements, (C) securities accounts, (D) commodity contracts and (E) commodity accounts) in which such

Grantor has now, or acquires from time to time hereafter, any right, title or interest in any manner, and the certificates or instruments, if any, representing or evidencing such investment property, and all dividends, distributions, return of capital, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such investment property and all warrants, rights or options issued thereon or with respect thereto;

(e) each of the agreements listed on Schedule III hereto and each Hedge Agreement to which such Grantor is now or may hereafter become a party, in each case as such agreements may be amended, amended and restated, supplemented or otherwise modified from time to time (collectively, the "***Assigned Agreements***"), including, without limitation, (i) all rights of such Grantor to receive moneys due and to become due under or pursuant to the Assigned Agreements, (ii) all rights of such Grantor to receive proceeds of any insurance, indemnity, warranty or guaranty with respect to the Assigned Agreements, (iii) claims of such Grantor for damages arising out of or for breach of or default under the Assigned Agreements and (iv) the right of such Grantor to terminate the Assigned Agreements, to perform thereunder and to compel performance and otherwise exercise all remedies thereunder (all such Collateral being the "***Agreement Collateral***");

(f) the following (collectively, the "***Account Collateral***"):

(i) the Pledged Deposit Accounts, the L/C Cash Collateral Account and all funds and financial assets from time to time credited thereto (including, without limitation, all Cash Equivalents), and all certificates and instruments, if any, from time to time representing or evidencing the Pledged Deposit Accounts or the L/C Cash Collateral Account;

(ii) all promissory notes, certificates of deposit, checks and other instruments from time to time delivered to or otherwise possessed by the Collateral Agent for or on behalf of such Grantor in substitution for or in addition to any or all of the then existing Account Collateral; and

(iii) all interest, dividends, distributions, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the then existing Account Collateral;

(g) the following (collectively, the "***Intellectual Property Collateral***"):

(i) all patents, patent applications, utility models and statutory invention registrations, all inventions claimed or disclosed therein and all improvements thereto ("***Patents***");

(ii) all trademarks, service marks, domain names, trade dress, logos, designs, slogans, trade names, business names, corporate names and other source identifiers, whether registered or unregistered (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together, in each case, with the goodwill symbolized thereby ("***Trademarks***");

(iii) all copyrights, including, without limitation, copyrights in Computer Software (as hereinafter defined), internet web sites and the content thereof, whether registered or unregistered ("***Copyrights***");

(iv) all computer software, programs and databases (including, without limitation, source code, object code and all related applications and data files), firmware and documentation and materials relating thereto, together with any and all maintenance rights, service rights, programming rights, hosting rights, test rights, improvement rights, renewal rights and indemnification rights and any substitutions, replacements, improvements, error corrections, updates and new versions of any of the foregoing ("***Computer Software***");

(v) all confidential and proprietary information, including, without limitation, know-how, trade secrets, manufacturing and production processes and techniques, inventions, research and development information, databases and data, including, without limitation, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information (collectively, "***Trade Secrets***"), and all other intellectual, industrial and intangible property of any type, including, without limitation, industrial designs and mask works;

(vi) all registrations and applications for registration for any of the foregoing, including, without limitation, those registrations and applications for registration of Intellectual Property owned by any Grantor set forth in Schedule IV hereto, together with all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations thereof;

(vii) all tangible embodiments of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(viii) all agreements, permits, consents, orders and franchises relating to the license, development, use or disclosure of any of the foregoing to which such Grantor, now or hereafter, is a party or a beneficiary, including, without limitation, the agreements set forth in Schedule IV hereto ("***IP Agreements***"); and

(ix) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages;

provided that, notwithstanding anything in this clause (g) to the contrary, in no event shall the security interest granted pursuant to this clause (g) attach to any license, contract or agreement relating to any intellectual property (including, without limitation, United States intent-to-use trademark applications) to which any Grantor is a party, or any of its rights or interests thereunder, to the extent that the grant of such security interest shall constitute or result in the abandonment, invalidation, unenforceability, or impairment or any right, title or interest of any Grantor in and to such intellectual property;

(h) the commercial tort claims described in Schedule V hereto (together with any commercial tort claims as to which the Grantors have complied with the requirements of Section 17, the "*Commercial Tort Claims Collateral*");

(i) all books and records (including, without limitation, customer lists, credit files, printouts and other computer output materials and records) of such Grantor pertaining to any of the Collateral; and

(j) all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral (including, without limitation, proceeds, collateral and supporting obligations that constitute property of the types described in clauses (a) through (i) of this Section 1) and, to the extent not otherwise included, all (A) payments under insurance (whether or not the Collateral Agent is the loss payee thereof), or any indemnity, warranty or guaranty, payable by reason of loss or damage to or otherwise with respect to any of the foregoing Collateral, and (B) cash.

Notwithstanding the foregoing, "Collateral" shall not include:

(1) Excluded Contracts (as defined below);

(2) Excluded Equipment (as defined below); or

(3) any Equity Interests in any Subsidiary that is a CFC (a "*CFC Subsidiary*") acquired, owned, or otherwise held by any Grantor, in each case, that, when aggregated with all of the other shares of stock in such Subsidiary, as applicable, pledged by such Grantor, would result in more than 66% of the shares of stock in such CFC Subsidiary entitled to vote (within the meaning of Treasury Regulation Section 1.956-2(c)(2) promulgated under the Code) (the "*Voting Foreign Stock*") being pledged to the Collateral Agent for the benefit of the Secured Parties under this Agreement, unless no material adverse tax consequence would result from such pledge; *provided, further* that all of the shares of stock or units or other Equity Interests in such CFC Subsidiary not entitled to vote (within the meaning of Treasury Regulation Section 1.956-2(c)(2) promulgated under the Code (the "*Non-Voting Foreign Stock*") shall in any event be pledged by such Grantor; *provided however*, that only an aggregate of 66% of any of the convertible preferred equity certificates in Pregis (Luxembourg) Holding S.a.r.l. held by all Grantors shall be pledged so long as such certificates cannot be transferred separate from the corresponding shares of Voting Foreign Stock issued by Pregis (Luxembourg) Holdings S.a.r.l.

"*Excluded Contract*" means any right or interest of any Grantor in, to or under any agreement, contract, license, instrument, document or other general intangible (referred to solely for purposes of this definition as a "Contract") to the extent that (a) (i) such Contract (by the express terms of a valid and enforceable restriction in favor of a Person who is not a Grantor or an Affiliate of a Grantor) or (ii) any requirement of law, in each case, prohibits, or requires any consent or establishes any other condition (that cannot be satisfied through the use of commercially reasonable efforts) for a grant of a security interest therein by the applicable Grantor and (b) (i) a contravention or other violation of such Contract caused by the inclusion of such Contract as Collateral could reasonably be expected to have a Material Adverse Effect, and the Borrower has so indicated on Schedule X to this Agreement or (ii) such Contract, individually and when taken together with all other Excluded Contracts, is not material to the conduct of the business of the Borrower and its Subsidiaries, taken as a whole; *provided* that no such Contract shall constitute an Excluded Contract to the extent that any of Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any similar statute or successor provision or provisions) renders the provisions of such Contract described in clause (a)(i) above unenforceable.

"***Excluded Equipment***" means at any time any equipment of any Grantor that at such time is subject to a Capitalized Lease permitted under Section 5.02(b)(iii) of the Credit Agreement or a lien securing purchase money indebtedness permitted under Section 5.02(b)(ii) of the Credit Agreement, if and to the extent that (a) the express terms of a valid and enforceable restriction in favor of a Person who is not a Grantor or an Affiliate of a Grantor contained in the agreements or documents granting or governing such Capitalized Lease or such purchase money indebtedness prohibits, or requires any consent or establishes any other condition (that cannot be satisfied through the use of commercially reasonable efforts) for the grant of a security interest therein by the applicable Grantor and (b) such restriction relates only to the asset or assets acquired by the Grantor with the proceeds of such Capitalized Lease or purchase money indebtedness and attachments thereto or substitutions therefor; provided that all proceeds paid or payable to any Grantor from any sale, transfer or assignment or other voluntary or involuntary disposition of such equipment and all right to receive such proceeds shall be included in the Collateral to the extent not otherwise required to be paid to the lessor in respect of such Capitalized Lease or the holder of such purchase money indebtedness secured by such equipment.

Section 2. Security for Obligations. This Agreement secures, in the case of each Grantor, the payment of all Obligations of such Grantor now or hereafter existing under the Loan Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, fees, premiums, penalties, indemnifications, contract causes of action, costs, expenses or otherwise (all such Obligations being the "***Secured Obligations***"). Without limiting the generality of the foregoing, this Agreement secures, as to each Grantor, the payment of all amounts that constitute part of the Secured Obligations and would be owed by such Grantor to any Secured Party under the Loan Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Loan Party.

Section 3. Grantors Remain Liable. Anything herein to the contrary notwithstanding, (a) each Grantor shall remain liable under the contracts and agreements included in such Grantor's Collateral to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by the Collateral Agent of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral and (c) no Secured Party shall have any obligation or liability under the contracts and agreements included in the Collateral by reason of this Agreement or any other Loan Document, nor shall any Secured Party be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

Section 4. Delivery and Control of Security Collateral. (a) All certificates or instruments representing or evidencing Security Collateral (other than certificates and instruments referred to in Section 1(d)(vi) that do not represent Equity Interests of Subsidiaries and do not represent Security Collateral with a value in excess of $1,000,000 for any individual item of Security Collateral or $5,000,000 in the aggregate for all Security Collateral) shall be delivered to and held by or on behalf of the Collateral Agent pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Collateral Agent. The Collateral Agent shall have the right at any time to exchange certificates or instruments representing or evidencing Security Collateral for certificates or instruments of smaller or larger denominations.

(b) With respect to any Security Collateral that constitutes an uncertificated security, the relevant Grantor will cause the issuer thereof either (i) to register the Collateral Agent as the registered owner of such security or (ii) to agree with such Grantor and the Collateral Agent that such issuer will comply with instructions with respect to such security originated by the Collateral Agent without further consent of such Grantor, such agreement to be in form and substance satisfactory to the Collateral Agent (such agreement being an "***Uncertificated Security Control Agreement***").

(c) With respect to any Securities Account and any Security Collateral that constitutes a security entitlement as to which the financial institution acting as Collateral Agent hereunder is not the securities intermediary, the relevant Grantor will cause the securities intermediary with respect to such Account or security entitlement either (i) to identify in its records the Collateral Agent as the entitlement holder thereof or (ii) to agree with such Grantor and the Collateral Agent that such securities intermediary will comply with entitlement orders originated by the Collateral Agent without further consent of such Grantor, such agreement to be in form and substance satisfactory to the Collateral Agent (a "***Securities Account Control Agreement***").

(d) Upon the occurrence and during the continuance of an Event of Default, the Collateral Agent shall have the right, at any time in its discretion and without notice to any Grantor, to transfer to or to register in the name of the Collateral Agent or any of its nominees any or all of the Security Collateral, subject only to the revocable rights specified in Section 14 (a). In addition, upon the occurrence and during the continuance of an Event of Default, the Collateral Agent shall have the right at any time to convert Security Collateral consisting of financial assets credited to any Securities Account to Security Collateral consisting of financial assets held directly by the Collateral Agent, and to convert Security Collateral consisting of financial assets held directly by the Collateral Agent to Security Collateral consisting of financial assets credited to any Securities Account.

(e) Upon the request of the Collateral Agent following the occurrence and during the continuance of an Event of Default, each Grantor will notify each issuer of Security Collateral granted by it hereunder that such Security Collateral is subject to the security interest granted hereunder.

Section 5. Maintaining the Account Collateral. So long as any Advance or any other Obligation of any Loan Party under any Loan Document shall remain unpaid, any Letter of Credit shall be outstanding, any Secured Hedge Agreement shall be in effect or any Lender Party shall have any Commitment:

(a) The Collateral Agent shall have sole right to direct the disposition of funds with respect to the L/C Cash Collateral Account; and it shall be a term and condition of the L/C Cash Collateral Account, notwithstanding any term or condition to the contrary in any other agreement relating to the L/C Cash Collateral Account, that no amount (including, without limitation, interest on Cash Equivalents credited thereto) will be paid or released to or for the account of, or withdrawn by or for the account of, the Borrower or any other Person from the L/C Cash Collateral Account.

(b) Each Grantor will maintain deposit accounts (other than deposit accounts ("***Excluded Deposit Accounts***") that do not at any time contain balances in excess of $1,000,000 for any individual Excluded Deposit Account or $5,000,000 in the aggregate for all Excluded Deposit Accounts) only with the financial institution acting as Collateral Agent hereunder or with a bank (a "***Pledged Account Bank***") that has agreed with such Grantor and the Collateral Agent to comply with instructions originated by the Collateral Agent directing the disposition of funds in such deposit account without the further consent of such Grantor, such agreement to be substantially in form and substance satisfactory to the Collateral Agent (a "***Deposit Account Control Agreement***").

(c) The Collateral Agent may, at any time and without notice to, or consent from, the applicable Grantor, transfer, or direct the transfer of, funds from the Pledged Deposit Accounts or the L/C Cash Collateral Account to satisfy such Grantor's obligations under the Loan Documents if an Event of Default shall have occurred and be continuing.

Section 6. Investing of Amounts in the Collateral Account. The Collateral Agent will, subject to the provisions of Sections 5, 7 and 22, from time to time (a) invest, or direct the applicable Pledged Account Bank to invest, amounts received with respect to the L/C Cash Collateral Account in such Cash Equivalents credited to the L/C Cash Collateral Account as the Borrower may select and the Collateral Agent may approve, and (b) invest interest paid on the Cash Equivalents referred to in clause (a) above, and reinvest other proceeds of any such Cash Equivalents that may mature or be sold, in each case in such Cash Equivalents credited in the same manner. Interest and proceeds that are not invested or reinvested in Cash Equivalents as provided above shall be deposited and held in the L/C Cash Collateral Account. In addition, the Collateral Agent shall have the right at any time to exchange, or direct the applicable Pledged Account Bank to exchange, such Cash Equivalents for similar Cash Equivalents of smaller or larger determinations, or for other Cash Equivalents, credited to the L/C Cash Collateral Account.

Section 7. Release of Amounts. So long as no Default under Section 6.01(a) or (f) of the Credit Agreement or Event of Default shall have occurred and be continuing, the

Collateral Agent will pay and release, or direct the applicable Pledged Account Bank to pay and release, to the applicable Grantor or at its order or, at the request of such Grantor, to the Administrative Agent to be applied to the Obligations of the Grantors under the Loan Documents, such amount, if any, as is then on deposit in the L/C Cash Collateral Account to the extent it exceeds 100% of the aggregate Available Amount of all outstanding Letters of Credit.

Section 8. Representations and Warranties. Each Grantor represents and warrants as follows:

(a) Such Grantor's exact legal name, location, chief executive office, type of organization, jurisdiction of organization and organizational identification number is set forth in Schedule VI hereto. Except as noted on Schedule VI hereto, within the five years preceding the date hereof, such Grantor has not changed its name, location, chief executive office, type of organization, jurisdiction of organization or organizational identification number from those set forth in Schedule VI hereto except as set forth in Schedule VII hereto.

(b) Such Grantor is the legal and beneficial owner of the Collateral granted or purported to be granted by it free and clear of any Lien, claim, option or right of others, except for the security interest created under this Agreement or Liens permitted under the Credit Agreement. No effective financing statement or other instrument similar in effect covering all or any part of such Collateral or listing such Grantor or any trade name of such Grantor as debtor is on file in any recording office, except such as may have been filed in favor of the Collateral Agent relating to the Loan Documents or as otherwise permitted under the Credit Agreement.

(c) All of the Equipment and Inventory of such Grantor (other than Equipment and Inventory the aggregate value of which does not exceed $5,000,000) are located at the places specified therefor in Schedule VIII hereto or at another location as to which such Grantor has complied with the requirements of Section 10(a). Within the five years preceding the date hereof, such Grantor has not changed the location of its Equipment or Inventory except as set forth in Schedule VII hereto. Such Grantor has exclusive possession and control of its Equipment and Inventory, other than Inventory stored at any leased premises or warehouse for which a landlord's or warehouseman's agreement, in form and substance satisfactory to the Collateral Agent, is in effect.

(d) None of the Receivables or Agreement Collateral is evidenced by a promissory note or other instrument that has not been delivered to the Collateral Agent.

(e) If such Grantor is an issuer of Security Collateral, such Grantor confirms that it has received notice of the security interest granted hereunder.

(f) The Pledged Equity pledged by such Grantor hereunder has been duly authorized and validly issued and is fully paid and non assessable. The Pledged Debt pledged by such Grantor hereunder has been duly authorized, authenticated or issued and delivered, is the legal, valid and binding obligation of the issuers thereof (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles relating to enforceability), is evidenced by one or more promissory notes (which promissory notes have been delivered to the Collateral Agent to the extent required by this Agreement) and is not in default.

(g) The Initial Pledged Equity pledged by such Grantor constitutes the percentage of the issued and outstanding Equity Interests of the issuers thereof indicated on Schedule I hereto. The Initial Pledged Debt constitutes all of the outstanding indebtedness owed to such Grantor by the issuers thereof and is outstanding in the principal amount indicated on Schedule I hereto.

(h) Such Grantor has no investment property, other than the investment property listed on Schedule I hereto and additional investment property as to which such Grantor has complied with the requirements of Section 4.

(i) The Assigned Agreements to which such Grantor is a party, true and complete copies of which (other than the Hedge Agreements) have been furnished to the Collateral Agent, have been duly authorized, executed and delivered by all parties thereto, have not been amended, amended and restated, supplemented or otherwise modified, are in full force and effect and are binding upon and enforceable against all parties thereto in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles relating to enforceability. To the best of such Grantor's knowledge, there exists no default under any Assigned Agreement to which such Grantor is a party by any party thereto. Each party to the Assigned Agreements listed on Schedule III hereto to which such Grantor is a party other than the Grantors has executed and delivered to such Grantor a consent, in form and substance satisfactory to the Collateral Agent, to the grant of a security interest in such Assigned Agreement to the Collateral Agent pursuant to this Agreement.

(j) Such Grantor has no deposit accounts, other than the Pledged Deposit Accounts listed on Schedule II hereto and additional Pledged Deposit Accounts as to which such Grantor has complied with the applicable requirements of Section 5.

(k) Such Grantor is not a beneficiary or assignee under any letter of credit, other than the letters of credit described in Schedule IX hereto and additional letters of credit as to which such Grantor has complied with the requirements of Section 16.

(l) This Agreement creates in favor of the Collateral Agent for the benefit of the Secured Parties a valid security interest in the Collateral granted by such Grantor, securing the payment of the Secured Obligations; unless not required pursuant to Section 21(c), all filings and other actions (including, without limitation, (A) actions necessary to obtain control of Collateral as provided in Sections 9-104, 9-105, 9-106 and 9-107 of the UCC and (B) actions necessary to perfect the Collateral Agent's security interest with respect to Collateral evidenced by a certificate of title) necessary to perfect the security interest in the Collateral granted by such Grantor have been duly made or taken (subject to the filing of UCC financing statements delivered to the Agent) and are in full force and effect; and such perfected security interest is first priority, subject only to Permitted Liens and Liens permitted under clauses (iii) and (vi) of Section 5.02(a) of the Credit Agreement.

(m) No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for (i) the grant by such Grantor of the security interest granted hereunder or for the execution, delivery or performance of this Agreement by such Grantor, (ii) the perfection or maintenance of the security interest created hereunder (including the first priority nature of such security interest), except for the filing of financing and continuation statements under the UCC, which financing statements have been duly filed and are in full force and effect, the recordation of the Intellectual Property Security Agreements referred to in Section 13(f) with the U.S. Patent and Trademark Office and the U.S. Copyright Office, which Agreements have on the date hereof been delivered to the Collateral Agent in proper form for filing, and the actions described in Section 4 with respect to the Security Collateral, which actions have been taken and are in full force and effect, or (iii) the exercise by the Collateral Agent of its voting or other rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement, except as may be required in connection with the disposition of any portion of the Security Collateral by laws affecting the offering and sale of securities generally.

(n) The Inventory that has been produced or distributed by such Grantor has been produced in compliance in all material respects with all requirements of applicable law, including, without limitation, the Fair Labor Standards Act.

(o) As to itself and its Intellectual Property Collateral:

(i) Subject to the matters set forth in Schedule IV, to such Grantor's knowledge, the operation of such Grantor's business as currently conducted or as contemplated to be conducted and the use of the Intellectual Property Collateral in connection therewith do not conflict with, infringe, misappropriate, dilute, misuse or otherwise violate the intellectual property rights of any third party.

(ii) Such Grantor is the exclusive owner of all right, title and interest in and to the Intellectual Property Collateral, and is entitled to use all Intellectual Property Collateral subject only to the terms of the IP Agreements.

(iii) The Intellectual Property Collateral set forth on Schedule IV hereto includes all of the patents, patent applications, domain names, trademark registrations and applications, copyright registrations and applications and IP Agreements (other than licenses of software commercially available for an annual license fee of no more than $25,000) owned by such Grantor as of the date hereof.

(iv) To such Grantor's knowledge, the registered Intellectual Property Collateral is subsisting and has not been adjudged invalid or unenforceable in whole or part, and to the best of such Grantor's knowledge, is valid and enforceable, except that such Grantor makes no representation regarding those items marked as "inactive" on Schedule IV. Such Grantor is not aware of any uses of any item of Intellectual Property Collateral that could be expected to lead to such item becoming invalid or unenforceable.

(v) Such Grantor has made or performed all filings, recordings and other acts and has paid all required fees and taxes to maintain and protect its interest in each and every item of registered Intellectual Property Collateral in full force and effect throughout the world, and to protect and maintain its interest therein including, without limitation, recordations of any of its interests in the Patents and Trademarks with the U.S. Patent and Trademark Office and in corresponding national and international patent offices, and recordation of any of its interests in the Copyrights with the U.S. Copyright Office and in corresponding national and international copyright offices, except that such Grantor makes no representation regarding those items marked as "inactive" on Schedule IV.

(vi) No claim, action, suit, investigation, litigation or proceeding has been asserted or is pending or, to the knowledge of such Grantor, threatened against such Grantor (i) based upon or challenging or seeking to deny or restrict the Grantor's rights in or use of any of the Intellectual Property Collateral, (ii) alleging that the Grantor's rights in or use of the Intellectual Property Collateral or that any services provided by, processes used by, or products manufactured or sold by, such Grantor infringe, misappropriate, dilute, misuse or otherwise violate any patent, trademark, copyright or any other proprietary right of any third party, or (iii) alleging that the Intellectual Property Collateral is being licensed or sublicensed in violation or contravention of the terms of any license or other agreement. To the knowledge of such Grantor, no Person is engaging in any activity that infringes, misappropriates, dilutes, misuses or otherwise violates the Intellectual Property Collateral or the Grantor's rights in or use thereof. Subject to the Transition Services Agreement, the consummation of the transactions contemplated by the Transaction Documents will not result in the termination or impairment of any of the Intellectual Property Collateral.

(vii) With respect to each IP Agreement: (A) such IP Agreement is the legal, valid and binding obligation of such Grantor and is in full force and effect; (B) subject to the Transition Services Agreement, such IP Agreement will not cease to be valid and binding and in full force and effect on terms identical to those currently in effect as a result of the rights and interest granted herein, nor will the grant of such rights and interest constitute a breach or default under such IP Agreement or otherwise give any party thereto a right to terminate such IP Agreement; (C) such Grantor has not received any notice of a breach, violation or default under such IP Agreement, which breach, violation or default has not been cured; (D) such Grantor has not, other than in the exercise of its reasonable business judgment, granted to any other third party any rights, adverse or otherwise, under such IP Agreement; and (E) neither such Grantor nor, to the knowledge of such Grantor, any other party to such IP Agreement is in breach or default thereof in any material respect, and no event has occurred that, with notice or lapse of time or both, would constitute such a breach, violation or default under such IP Agreement.

(viii) To the best of such Grantor's knowledge, (A) none of the material Trade Secrets of such Grantor has been used, divulged, disclosed or appropriated to the detriment of such Grantor for the benefit of any other Person other than such Grantor; (B) no employee, independent contractor or agent of such Grantor has misappropriated any trade secrets of any other Person in the course of the performance of his or her duties as an employee, independent contractor or agent of such Grantor; and (C) no employee, independent contractor or agent of such Grantor is in default or breach of any material term of any employment agreement, non-disclosure agreement, assignment of inventions agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of such Grantor's material Intellectual Property Collateral.

Such Grantor has taken commercially reasonable measures to protect its rights in material trade secrets of unregistered proprietary information included in the Intellectual Property Collateral.

(p) Such Grantor has no commercial tort claims other than those listed in Schedule V hereto and additional commercial tort claims as to which such Grantor has complied with the requirements of Section 17.

Section 9. Further Assurances. (a) Subject to Section 21(c) and Section 5, each Grantor agrees that from time to time, at the expense of such Grantor, such Grantor will promptly execute and deliver, or otherwise authenticate, all further instruments and documents, and take all further action that may be necessary or desirable, or that the Collateral Agent may reasonably request, in order to perfect and protect any pledge or security interest granted or purported to be granted by such Grantor hereunder or to enable the Collateral Agent to exercise and enforce its rights and remedies hereunder with respect to any Collateral of such Grantor. Without limiting the generality of the foregoing, each Grantor will promptly with respect to Collateral of such Grantor: (i) mark conspicuously each chattel paper included in Receivables with a value in excess of $1,000,000 and, at the reasonable request of the Collateral Agent, each of its records pertaining to such Collateral with a legend, in form and substance satisfactory to the Collateral Agent, indicating that such document, chattel paper, Related Contract, Assigned Agreement or Collateral is subject to the security interest granted hereby; (ii) if any such Collateral shall be evidenced by a promissory note or other instrument or chattel paper, deliver and pledge to the Collateral Agent hereunder such note or instrument or chattel paper (other than, unless an Event of Default has occurred and is continuing and the Collateral Agent has requested delivery thereof, notes, instruments and chattel paper the value of which does not in the aggregate exceed $1,000,000 for any individual note, instrument or chattel paper and $5,000,000 in the aggregate for all such notes, instruments and chattel paper) duly indorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to the Collateral Agent; (iii) file such financing or continuation statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as the Collateral Agent may request, in order to perfect and preserve the security interest granted or purported to be granted by such Grantor hereunder; (iv) at the request of the Collateral Agent during the continuance of an Event of Default, take all action to ensure that the Collateral Agent's security interest is noted on any certificate of title related to any Collateral evidenced by a certificate of title; and (v) deliver to the Collateral Agent evidence that all other actions that the Collateral Agent may deem reasonably necessary or desirable in order to perfect and protect the security interest granted or purported to be granted by such Grantor under this Agreement has been taken.

(b) Each Grantor hereby authorizes the Collateral Agent to file one or more financing or continuation statements, and amendments thereto, including, without limitation, one or more financing statements indicating that such financing statements cover all assets or all personal property (or words of similar effect) of such Grantor, regardless of whether any particular asset described in such financing statements falls within the scope of the UCC or the granting clause of this Agreement. A photocopy or other reproduction of this Agreement shall be sufficient as a financing statement where permitted by law. Each Grantor ratifies its authorization for the Collateral Agent to have filed such financing statements, continuation statements or amendments filed prior to the date hereof.

(c) Each Grantor will furnish to the Collateral Agent from time to time statements and schedules further identifying and describing the Collateral of such Grantor and such other reports in connection with such Collateral as the Collateral Agent may reasonably request, all in reasonable detail.

Section 10. As to Equipment and Inventory. (a) Each Grantor will keep its Equipment and Inventory (other than Inventory sold in the ordinary course of business and Equipment and Inventory the value of which does not exceed $5,000,000 in the aggregate) at the places therefor specified in Section 8(c) or, upon prompt subsequent notice (which shall in any event be given within 30 days) to the Collateral Agent, at such other places designated by such Grantor in such notice.

(b) Each Grantor will cause its Equipment to be maintained and preserved in the same condition, repair and working order as when new, ordinary wear and tear excepted, and will forthwith, or in the case of any loss or damage to any of such Equipment as soon as practicable after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith that are necessary or desirable to such end, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect. Each Grantor will promptly furnish to the Collateral Agent a statement respecting any loss or damage exceeding $5,000,000 per occurrence to any of its Equipment or Inventory.

(c) In producing its Inventory, each Grantor will comply in all material respects with all requirements of applicable law, including, without limitation, the Fair Labor Standards Act.

Section 11. Insurance. (a) Each Grantor will, at its own expense, maintain insurance with respect to its Equipment and Inventory in such amounts, against such risks, in such form and with such insurers, as shall be required by the Credit Agreement. Each policy of each Grantor for liability insurance shall provide for all losses to be paid on behalf of the

Collateral Agent and such Grantor as their interests may appear, and each policy for property damage insurance shall provide for all losses (except for losses of less than $1,000,000 per occurrence) to be paid directly to the Collateral Agent. Each such policy shall in addition (i) name such Grantor and the Collateral Agent as insured parties thereunder (without any representation or warranty by or obligation upon the Collateral Agent) as their interests may appear, (ii) contain the agreement by the insurer that any loss thereunder shall be payable to the Collateral Agent (to the extent required to be payable hereunder) notwithstanding any action, inaction or breach of representation or warranty by such Grantor, (iii) provide that there shall be no recourse against the Collateral Agent for payment of premiums or other amounts with respect thereto and (iv) provide that at least 10 days' prior written notice of cancellation or of lapse shall be given to the Collateral Agent by the insurer. Each Grantor will, if so requested by the Collateral Agent, deliver to the Collateral Agent original or duplicate policies of such insurance and, as often as the Collateral Agent may reasonably request, a report of a reputable insurance broker with respect to such insurance. Further, each Grantor will, at the request of the Collateral Agent, duly execute and deliver instruments of assignment of such insurance policies to comply with the requirements of Section 10 and cause the insurers to acknowledge notice of such assignment.

(b) Reimbursement under any liability insurance maintained by any Grantor pursuant to this Section 11 may be paid directly to the Person who shall have incurred liability covered by such insurance. In case of any loss involving damage to Equipment or Inventory when subsection (c) of this Section 11 is not applicable, the applicable Grantor will make or cause to be made the necessary repairs to or replacements of such Equipment or Inventory, and any proceeds of insurance properly received by or released to such Grantor shall be used by such Grantor, except as otherwise required hereunder or by the Credit Agreement, to pay or as reimbursement for the costs of such repairs or replacements.

(c) So long as no Event of Default shall have occurred and be continuing, all insurance payments received by the Collateral Agent in connection with any loss, damage or destruction of any Inventory or Equipment will be released by the Collateral Agent to the applicable Grantor for the repair, replacement or restoration thereof, subject to such terms and conditions with respect to the release thereof as the Collateral Agent may reasonably require. To the extent that (i) the amount of any such insurance payments exceeds the cost of any such repair, replacement or restoration, or (ii) such insurance payments are not otherwise required by the applicable Grantor to complete any such repair, replacement or restoration required hereunder, the Collateral Agent will not be required to release the amount thereof to such Grantor and may hold or continue to hold such amount in a cash collateral account as additional security for the Secured Obligations of such Grantor (except that the Collateral Agent will direct the applicable Pledged Account Bank to release to such Grantor any such amount if and to the extent that any prepayment of Obligations is required under the Credit Agreement in connection with the receipt of such amount and such prepayment has been made). Upon the occurrence and during the continuance of any Event of Default or the actual or constructive total loss (in excess of $100,000 per occurrence) of any Equipment or Inventory, all insurance payments in respect of such Equipment or Inventory shall be paid to the Collateral Agent and shall, in the Collateral Agent's sole discretion, (i) be released to the applicable Grantor to be applied as set forth in the first sentence of this subsection (c) or (ii) be held as additional Collateral hereunder or applied as specified in Section 22(b).

Section 12. Post-Closing Changes; Collections on Assigned Agreements, Receivables and Related Contracts. (a) No Grantor will change its name, type of organization, jurisdiction of organization, organizational identification number or location (within the meaning of Section 9-307 of the UCC) from those set forth in Section 8(a) of this Agreement without giving prompt subsequent written notice (in any event within 30 days) to the Collateral Agent and taking all action required by the Collateral Agent for the purpose of perfecting or protecting the security interest granted by this Agreement. Each Grantor will hold and preserve its records relating to the Collateral, including, without limitation, the Assigned Agreements and Related Contracts, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, and will permit representatives of the Collateral Agent at any time during normal business hours (and, if no Event of Default has occurred and is continuing, upon reasonable advance notice) to inspect and make abstracts from such records and other documents. If any Grantor does not have an organizational identification number and later obtains one, it will forthwith notify the Collateral Agent of such organizational identification number.

(b) Except as otherwise provided in this subsection (b), each Grantor will continue to collect, at its own expense, all amounts due or to become due such Grantor under the Assigned Agreements, Receivables and Related Contracts. In connection with such collections, such Grantor may take (and, if an Event of Default shall have occurred and be continuing, at the Collateral Agent's direction, will take) such action as such Grantor or the Collateral Agent may deem necessary or advisable to enforce collection of the Assigned Agreements, Receivables and Related Contracts; *provided*, *however*, that the Collateral Agent shall have the right at any time, upon the occurrence and during the continuance of a Default and upon written notice to such Grantor of its intention to do so, to notify the Obligors under any Assigned Agreements, Receivables and Related Contracts of the assignment of such Assigned Agreements, Receivables and Related Contracts to the Collateral Agent and to direct such Obligors to make payment of all amounts due or to become due to such Grantor thereunder directly to the Collateral Agent and, upon such notification and at the expense of such Grantor, to enforce collection of any such Assigned Agreements, Receivables and Related Contracts, to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as such Grantor might have done, and to otherwise exercise all rights with respect to such Assigned Agreements, Receivables and Related Contracts, including, without limitation, those set forth set forth in Section 9-607 of the UCC. After receipt by any Grantor of the notice from the Collateral Agent referred to in the proviso to the preceding sentence, (i) all amounts and proceeds (including, without limitation, instruments) received by such Grantor in respect of the Assigned Agreements, Receivables and Related Contracts of such Grantor shall be received in trust for the benefit of the Collateral Agent hereunder, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary indorsement) to be deposited in a deposit account subject to the sole dominion and control of the Collateral Agent and applied as provided in Section 22(b) and (ii) such Grantor will not adjust, settle or compromise the amount or payment of any Receivable or amount due on any Assigned Agreement or Related Contract, release wholly or partly any Obligor thereof or allow any credit or discount thereon. No Grantor will permit or consent to the subordination of its right to payment under any of the Assigned Agreements, Receivables and Related Contracts to any other indebtedness or obligations of the Obligor thereof.

Section 13. As to Intellectual Property Collateral. (a) Except as provided below, with respect to each item of its Intellectual Property Collateral, each Grantor agrees to take, at its expense, all necessary steps, including, without limitation, in the U.S. Patent and Trademark Office, the U.S. Copyright Office and any other governmental authority, to (i) maintain the validity and enforceability of such Intellectual Property Collateral and maintain such Intellectual Property Collateral in full force and effect, and (ii) pursue the registration and maintenance of each patent, trademark, or copyright registration or application, now or hereafter included in such Intellectual Property Collateral of such Grantor, including, without limitation, the payment of required fees and taxes, the filing of responses to office actions issued by the U.S. Patent and Trademark Office, the U.S. Copyright Office or other governmental authorities, the filing of applications for renewal or extension, the filing of affidavits under Sections 8 and 15 of the U.S. Trademark Act, the filing of divisional, continuation, continuation-in-part, reissue and renewal applications or extensions, the payment of maintenance fees and the participation in interference, reexamination, opposition, cancellation, infringement and misappropriation proceedings. Notwithstanding the foregoing, a Grantor may discontinue use of or otherwise abandon any Intellectual Property Collateral, or abandon any right to file an application for patent, trademark, or copyright, provided such Grantor shall have reasonably determined that such use or the pursuit or maintenance of such Intellectual Property Collateral is no longer desirable in the conduct of such Grantor's business and that the loss thereof would not be reasonably likely to have a Material Adverse Effect, in which case, such Grantor shall give reasonably prompt notice of any such abandonment to the Collateral Agent.

(b) Each Grantor agrees to give reasonably prompt notice to the Collateral Agent if such Grantor becomes aware (i) that any material item of the Intellectual Property Collateral has become abandoned, placed in the public domain, invalid or unenforceable, or of any adverse determination regarding such Grantor's ownership of any of the Intellectual Property Collateral or its right to register the same or to keep and maintain and enforce the same, or (ii) of any material adverse determination or the institution of any material proceeding (including, without limitation, the institution of any proceeding in the U.S. Patent and Trademark Office or any court) regarding any item of the Intellectual Property Collateral.

(c) In the event that any Grantor becomes aware that any item of the Intellectual Property Collateral is being infringed or misappropriated by a third party, such Grantor shall give reasonably prompt notice to the Collateral Agent and shall take such actions, at its expense, as such Grantor reasonably deems appropriate under the circumstances to protect or enforce such Intellectual Property Collateral, including, without limitation, suing for infringement or misappropriation and for an injunction against such infringement or misappropriation.

(d) Each Grantor shall take all steps which it reasonably deems appropriate under the circumstances to preserve and protect each item of its Intellectual Property Collateral, including, without limitation, maintaining the quality of any and all products or services used or provided in connection with any of the Trademarks, consistent with the quality of the products and services as of the date hereof, and taking all steps necessary to ensure that all licensed users of any of the Trademarks use such consistent standards of quality.

(e) With respect to its Intellectual Property Collateral, each Grantor agrees to execute or otherwise authenticate an agreement, in substantially the form set forth in Exhibit A hereto or otherwise in form and substance satisfactory to the Collateral Agent (an "***Intellectual Property Security Agreement***"), for recording the security interest granted hereunder to the Collateral Agent in such Intellectual Property Collateral with the U.S. Patent and Trademark Office, the U.S. Copyright Office and any other governmental authorities necessary to perfect the security interest hereunder in such Intellectual Property Collateral.

(f) Each Grantor agrees that should it obtain an ownership interest in any item of the type set forth in Section 1(g) that is not on the date hereof a part of the Intellectual Property Collateral ("***After-Acquired Intellectual Property***") (i) the provisions of this Agreement shall automatically apply thereto, and (ii) any such After-Acquired Intellectual Property and, in the case of trademarks, the goodwill symbolized thereby, shall automatically become part of the Intellectual Property Collateral subject to the terms and conditions of this Agreement with respect thereto. Bi-annually, each Grantor shall give written notice to the Collateral Agent identifying the After-Acquired Intellectual Property acquired during the preceding six-months, and such Grantor shall execute and deliver to the Collateral Agent with such written notice, or otherwise authenticate, an agreement substantially in the form of Exhibit B hereto or otherwise in form and substance satisfactory to the Collateral Agent (an "***IP Security Agreement Supplement***") covering such After-Acquired Intellectual Property, which IP Security Agreement Supplement shall be recorded with the U.S. Patent and Trademark Office, the U.S. Copyright Office and any other governmental authorities necessary to perfect the security interest hereunder in such After-Acquired Intellectual Property.

Section 14. Voting Rights; Dividends; Etc. (a) So long as no Default under Section 6.01(a) or (f) of the Credit Agreement or Event of Default shall have occurred and be continuing:

(i) Each Grantor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Security Collateral of such Grantor or any part thereof for any purpose; *provided however*, that such Grantor will not exercise or refrain from exercising any such right if such action could reasonably be expected to have a Material Adverse Effect.

(ii) Each Grantor shall be entitled to receive and retain any and all dividends, interest and other distributions paid in respect of the Security Collateral of such Grantor if and to the extent that the payment thereof is not otherwise prohibited by the terms of the Loan Documents.

(iii) The Collateral Agent will execute and deliver (or cause to be executed and delivered) to each Grantor all such proxies and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and other rights that it is entitled to exercise pursuant to paragraph (i) above and to receive the dividends or interest payments that it is authorized to receive and retain pursuant to paragraph (ii) above.

(b) Upon the occurrence and during the continuance of a Default under Section 6.01(a) or (f) of the Credit Agreement or an Event of Default:

(i) All rights of each Grantor (x) to exercise or refrain from exercising the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 14(a)(i) shall, upon notice to such Grantor by the Collateral Agent, cease and (y) to receive the dividends, interest and other distributions that it would otherwise be authorized to receive and retain pursuant to Section 14(a)(ii) shall automatically cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Security Collateral such dividends, interest and other distributions.

(ii) All dividends, interest and other distributions that are received by any Grantor contrary to the provisions of paragraph (i) of this Section 14(b) shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Collateral Agent as Security Collateral in the same form as so received (with any necessary indorsement).

Section 15. As to the Assigned Agreements. (a) Each Grantor will at its expense:

(i) perform and observe all terms and provisions of the Assigned Agreements to be performed or observed by it, maintain the Assigned Agreements to which it is a party in full force and effect, enforce the Assigned Agreements to which it is a party in accordance with the terms thereof and take all such action to such end as may be requested from time to time by the Collateral Agent, except in each case where the failure to do so could not reasonably be expected to have a Material Adverse Effect; and

(ii) furnish to the Collateral Agent promptly upon receipt thereof copies of all material notices, requests and other documents related to any breach thereof received by such Grantor under or pursuant to the Assigned Agreements to which it is a party, and from time to time furnish to the Collateral Agent such information and reports regarding the Assigned Agreements and such other Collateral of such Grantor as the Collateral Agent may reasonably request.

(b) Each Grantor agrees that it will not, except to the extent otherwise permitted under the Credit Agreement:

(i) cancel or terminate any Assigned Agreement to which it is a party or consent to or accept any cancellation or termination thereof;

(ii) amend, amend and restate, supplement or otherwise modify any such Assigned Agreement or give any consent, waiver or approval thereunder;

(iii) waive any default under or breach of any such Assigned Agreement; or

(iv) take any other action in connection with any such Assigned Agreement that would impair the value of the interests or rights of such Grantor thereunder or that would impair the interests or rights of any Secured Party.

(c) Each Grantor hereby consents on its behalf and on behalf of its Subsidiaries to the assignment and pledge to the Collateral Agent for benefit of the Secured Parties of each Assigned Agreement to which it is a party by any other Grantor hereunder.

Section 16. As to Letter-of-Credit Rights. (a) Each Grantor, by granting a security interest in its Receivables consisting of letter-of-credit rights to the Collateral Agent, intends to (and hereby does) assign to the Collateral Agent its rights (including its contingent rights) to the proceeds of all Related Contracts consisting of letters of credit of which it is or hereafter becomes a beneficiary or assignee. Each Grantor will promptly use commercially reasonable efforts to cause the issuer of each letter of credit (other than letters of credit the face amount of which does not exceed $1,000,000 or $5,000,000 in the aggregate for all such letters of credit) and each nominated person (if any) with respect thereto to consent to such assignment of the proceeds thereof pursuant to a consent in substantially the form of the Consent to Assignment of Letter of Credit Rights in form and substance satisfactory to the Collateral Agent and deliver written evidence of such consent to the Collateral Agent.

(b) Upon the occurrence of a Default under Section 6.01(a) or (f) of the Credit Agreement or Event of Default, each Grantor will, promptly upon request by the Collateral Agent, (i) notify (and such Grantor hereby authorizes the Collateral Agent to notify) the issuer and each nominated person with respect to each of the Related Contracts consisting of letters of credit that the proceeds thereof have been assigned to the Collateral Agent hereunder and any payments due or to become due in respect thereof are to be made directly to the Collateral Agent or its designee and (ii) arrange for the Collateral Agent to become the transferee beneficiary of letter of credit.

Section 17. Commercial Tort Claims. Each Grantor will promptly give notice to the Collateral Agent of any commercial tort claim in excess of $1,000,000 that may arise after the date hereof and will immediately execute or otherwise authenticate a supplement to this Agreement, and otherwise take all necessary action, to subject such commercial tort claim to the first priority security interest created under this Agreement.

Section 18. Transfers and Other Liens; Additional Shares. (a) Each Grantor agrees that it will not (i) sell, assign or otherwise dispose of, or grant any option with respect to, any of the Collateral, other than sales, assignments and other dispositions of Collateral, and options relating to Collateral, permitted under the terms of the Credit Agreement, or (ii) create or suffer to exist any Lien upon or with respect to any of the Collateral of such Grantor except for the pledge, assignment and security interest created under this Agreement and Liens permitted under the Credit Agreement.

(b) Each Grantor agrees that it will (i) cause each issuer of the Pledged Equity pledged by such Grantor not to issue any Equity Interests or other securities in addition to or in substitution for the Pledged Equity issued by such issuer, except to such Grantor, and (ii) pledge hereunder, immediately upon its acquisition (directly or indirectly) thereof, any and all additional Equity Interests or other securities.

Section 19. Collateral Agent Appointed Attorney in Fact. Each Grantor hereby irrevocably appoints the Collateral Agent such Grantor's attorney in fact, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from time to time, upon the occurrence and during the continuance of a Default, in the Collateral Agent's discretion, to take any action and to execute any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation:

(a) to obtain and adjust insurance required to be paid to the Collateral Agent pursuant to Section 11,

(b) upon the occurrence and during the continuance of an Event of Default, to ask for, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral,

(c) upon the occurrence and during the continuance of an Event of Default, to receive, indorse and collect any drafts or other instruments, documents and chattel paper, in connection with clause (a) or (b) above, and

(d) upon the occurrence and during the continuance of an Event of Default, to file any claims or take any action or institute any proceedings that the Collateral Agent may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce compliance with the terms and conditions of any Assigned Agreement or the rights of the Collateral Agent with respect to any of the Collateral.

Section 20. Collateral Agent May Perform. If any Grantor fails to perform any agreement contained herein, upon the occurrence and during the continuance of an Event of Default, the Collateral Agent may, but without any obligation to do so and without notice, itself perform, or cause performance of, such agreement, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by such Grantor under Section 23.

Section 21. The Collateral Agent's Duties. (a) The powers conferred on the Collateral Agent hereunder are solely to protect the Secured Parties' interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Collateral Agent shall have no duty as to any Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not any Secured Party has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Collateral. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which it accords its own property.

(b) Anything contained herein to the contrary notwithstanding, the Collateral Agent may from time to time, when the Collateral Agent deems it to be necessary, appoint one or more subagents (each a "***Subagent***") for the Collateral Agent hereunder with respect to all or any part of the Collateral. In the event that the Collateral Agent so appoints any Subagent with respect to any Collateral, (i) the assignment and pledge of such Collateral and the security interest granted in such Collateral by each Grantor hereunder shall be deemed for purposes of this Agreement to have been made to such Subagent, in addition to the Collateral Agent, for the ratable benefit of the Secured Parties, as security for the Secured Obligations of such Grantor, (ii) such Subagent shall automatically be vested, in addition to the Collateral Agent, with all rights, powers, privileges, interests and remedies of the Collateral Agent hereunder with respect to such Collateral, and (iii) the term "Collateral Agent," when used herein in relation to any rights, powers, privileges, interests and remedies of the Collateral Agent with respect to such Collateral, shall include such Subagent; *provided, however*, that no such Subagent shall be authorized to take any action with respect to any such Collateral unless and except to the extent expressly authorized in writing by the Collateral Agent.

(c) Anything herein to the contrary notwithstanding, the Collateral Agent shall not be obligated to require any Grantor, and so long as no Event of Default shall have occurred and be continuing, no Grantor shall be required, to take actions to perfect the security interest granted herein in any Collateral as to which the Collateral Agent determines, in its reasonable discretion, that the cost of perfecting such security interest is excessive in light of the value of the security to be afforded by such Collateral.

Section 22. Remedies. If any Event of Default shall have occurred and be continuing:

(a) The Collateral Agent may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the UCC (whether or not the UCC applies to the affected Collateral) and also may: (i) require each Grantor to, and each Grantor hereby agrees that it will at its expense and upon request of the Collateral Agent forthwith, assemble all or part of the Collateral as directed by the Collateral Agent and make it available to the Collateral Agent at a place and time to be designated by the Collateral Agent that is reasonably convenient to both parties; (ii) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Collateral Agent's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Collateral Agent may deem commercially reasonable; (iii) occupy any premises owned or leased by any of the Grantors where the Collateral or any part thereof is assembled or located for a reasonable period in order to effectuate its rights and remedies hereunder or under law, without obligation to such Grantor in respect of such occupation; and (iv) exercise any and all rights and remedies of any of the Grantors under or in connection with the Collateral, or otherwise in respect of the Collateral, including, without limitation, (A) any and all rights of such Grantor to demand or otherwise require payment of any amount, or performance of any provision of, the Assigned Agreements, the Receivables, the Related Contracts and the other Collateral, (B) withdraw, or cause or direct the withdrawal, of all funds with respect to the Account Collateral and (C) exercise all other rights and remedies with respect to the Assigned Agreements, the Receivables, the Related Contracts and the other Collateral, including, without limitation, those set forth in Section 9-607 of the UCC. Each Grantor agrees that, to the extent notice of sale shall be required by law, at least ten days' notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(b) Any cash held by or on behalf of the Collateral Agent and all cash proceeds received by or on behalf of the Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Collateral Agent, be held by the Collateral Agent as collateral for, and/or then or at any time thereafter applied (after payment of any amounts payable to the Collateral Agent pursuant to Section 23) in whole or in part by the Collateral Agent for the ratable benefit of the Secured Parties against, all or any part of the Secured Obligations, in the following manner:

(i) *first*, paid to the Agents for any amounts then owing to the Agents pursuant to Section 9.04 of the Credit Agreement or otherwise under the Loan Documents, ratably in accordance with the amounts then owing to the Agents; and

(ii) *second*, ratably (A) paid to the Lender Parties and the Hedge Banks for any amounts then owing to them, in their capacities as such, under the Loan Documents and the Secured Hedge Agreements ratably in accordance with the amounts then owing to the Lender Parties and the Hedge Banks, *provided* that, for purposes of this Section 22, the amount owing to any Hedge Bank pursuant to any Secured Hedge Agreement to which it is a party (other than any amount theretofore accrued and unpaid) shall be deemed to be equal to the Agreement Value thereof and (B) deposited as Collateral in the L/C Cash Collateral Account up to an amount equal to 105% of the aggregate Available Amount of all outstanding Letters of Credit, *provided* that in the event that any such Letter of Credit is drawn, the Collateral Agent shall pay to the Issuing Bank that issued such Letter of Credit the amount held in the L/C Cash Collateral Account in respect of such Letter of Credit, and *provided further* that, to the extent that any such Letter of Credit shall expire or terminate undrawn and as a result thereof the amount of the Collateral in the L/C Cash Collateral Account shall exceed 105% of the aggregate Available Amount of all then outstanding Letters of Credit, such excess amount of such Collateral shall be applied in accordance with the remaining order of priority set out in this Section 22(b).

Any surplus of such cash or cash proceeds held by or on the behalf of the Collateral Agent and remaining after payment in full of all the Secured Obligations shall be paid over to the applicable Grantor or to whomsoever may be lawfully entitled to receive such surplus.

(c) All payments received by any Grantor under or in connection with any Assigned Agreement or otherwise in respect of the Collateral shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement).

(d) The Collateral Agent may, without notice to any Grantor except as required by law and at any time or from time to time, charge, set off and otherwise apply all or any part of the Secured Obligations against any funds held with respect to the Account Collateral or in any other deposit account.

(e) The Collateral Agent may send to each bank, securities intermediary or issuer party to any Deposit Account Control Agreement, Securities Account Control Agreement or Uncertificated Security Control Agreement a "Notice of Exclusive Control" as defined in and under such Agreement.

(f) In the event of any sale or other disposition of any of the Intellectual Property Collateral of any Grantor, the goodwill symbolized by any Trademarks subject to such sale or other disposition shall be included therein, and such Grantor shall supply to the Collateral Agent or its designee such Grantor's know-how and expertise, and documents and things relating to any Intellectual Property Collateral subject to such sale or other disposition, and such Grantor's customer lists and other records and documents relating to such Intellectual Property Collateral and to the manufacture, distribution, advertising and sale of products and services of such Grantor.

(g) The Collateral Agent is authorized, in connection with any sale of the Security Collateral pursuant to this Section 22, to deliver or otherwise disclose to any prospective purchaser of the Security Collateral: (i) any registration statement or prospectus, and all supplements and amendments thereto, prepared pursuant to subsection (f)(i) above; (ii) any information and projections provided to it pursuant to subsection (f)(iv) above; and (iii) any other information in its possession relating to such Security Collateral.

(h) Each Grantor acknowledges the impossibility of ascertaining the amount of damages that would be suffered by the Secured Parties by reason of the failure by such Grantor to perform any of the covenants contained in subsection (f) above and, consequently, agrees that, if such Grantor shall fail to perform any of such covenants, it will pay, as liquidated damages and not as a penalty, an amount equal to the value of the Security Collateral on the date the Collateral Agent shall demand compliance with subsection (f) above.

Section 23. Indemnity and Expenses. (a) Each Grantor agrees to indemnify, defend and save and hold harmless each Secured Party and each of their Affiliates and their respective officers, directors, employees, agents and advisors (each, an "***Indemnified Party***") from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or resulting from this Agreement (including, without limitation, enforcement of this Agreement), except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

(b) Each Grantor will upon demand pay to the Collateral Agent the amount of any and all reasonable expenses, including, without limitation, the reasonable fees and expenses of its counsel and of any experts and agents, that the Collateral Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from or other realization upon, any of the Collateral of such Grantor, (iii) the exercise or enforcement of any of the rights of the Collateral Agent or the other Secured Parties hereunder or (iv) the failure by such Grantor to perform or observe any of the provisions hereof.

Section 24. Amendments; Waivers; Additional Grantors; Etc. (a) No amendment or waiver of any provision of this Agreement, and no consent to any departure by any Grantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Collateral Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No failure on the part of the Collateral Agent or any other Secured Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.

(b) Upon the execution and delivery by any Person of a security agreement supplement in substantially the form of Exhibit C hereto (each a "***Security Agreement Supplement***"), such Person shall be referred to as an "***Additional Grantor***" and shall be and become a Grantor hereunder, and each reference in this Agreement and the other Loan Documents to "Grantor" shall also mean and be a reference to such Additional Grantor, each reference in this Agreement and the other Loan Documents to the "Collateral" shall also mean and be a reference to the Collateral granted by such Additional Grantor and each reference in this Agreement to a Schedule shall also mean and be a reference to the schedules attached to such Security Agreement Supplement.

Section 25. Notices, Etc. All notices and other communications provided for hereunder shall be either (i) in writing (including telegraphic, telecopier or telex communication) and mailed, telegraphed, telecopied, telexed or otherwise delivered or (ii) by electronic mail (if electronic mail addresses are designated as provided below) confirmed immediately in writing, in the case of the Borrower or the Collateral Agent, addressed to it at its address specified in the Credit Agreement and, in the case of each Grantor other than the Borrower, addressed to it at its address set forth opposite such Grantor's name on the signature pages hereto or on the signature page to the Security Agreement Supplement pursuant to which it became a party hereto; or, as to any party, at such other address as shall be designated by such party in a written notice to the other parties. All such notices and other communications shall, when mailed, telegraphed, telecopied, telexed, sent by electronic mail or otherwise, be effective when deposited in the mails, delivered to the telegraph company, telecopied, confirmed by telex answerback, sent by electronic mail and confirmed in writing, or otherwise delivered (or confirmed by a signed receipt), respectively, addressed as aforesaid; except that notices and other communications to the Collateral Agent shall not be effective until received by the Collateral Agent. Delivery by telecopier of an executed counterpart of any amendment or waiver of any provision of this Agreement or of any Security Agreement Supplement or Schedule hereto shall be effective as delivery of an original executed counterpart thereof.

Section 26. Continuing Security Interest; Assignments under the Credit Agreement. This Agreement shall create a continuing security interest in the Collateral and shall (a) remain in full force and effect until the latest of (i) the payment in full in cash of the Secured

Obligations, (ii) the Termination Date and (iii) the termination or expiration of all Letters of Credit and all Secured Hedge Agreements, (b) be binding upon each Grantor, its successors and assigns and (c) inure, together with the rights and remedies of the Collateral Agent hereunder, to the benefit of the Secured Parties and their respective successors, transferees and assigns. Without limiting the generality of the foregoing clause (c), any Lender Party may assign or otherwise transfer all or any portion of its rights and obligations under the Credit Agreement (including, without limitation, all or any portion of its Commitments, the Advances owing to it and the Note or Notes, if any, held by it) to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Lender Party herein or otherwise, in each case as provided in Section 9.07 of the Credit Agreement.

Section 27. Release; Termination. (a) Upon any sale, lease, transfer or other disposition of any item of Collateral of any Grantor in accordance with the terms of the Loan Documents (other than sales of Inventory in the ordinary course of business), the Collateral Agent will, at such Grantor's expense, execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted hereby; *provided, however*, that (i) at the time of such request and such release no Default shall have occurred and be continuing, (ii) such Grantor shall have delivered to the Collateral Agent, at least ten Business Days prior to the date of the proposed release, a written request for release describing the item of Collateral and the terms of the sale, lease, transfer or other disposition in reasonable detail, including, without limitation, the price thereof and any expenses in connection therewith, together with a form of release for execution by the Collateral Agent and a certificate of such Grantor to the effect that the transaction is in compliance with the Loan Documents and as to such other matters as the Collateral Agent may request and (iii) the proceeds of any such sale, lease, transfer or other disposition required to be applied, or any payment to be made in connection therewith, in accordance with Section 2.06 of the Credit Agreement shall, to the extent so required, be paid or made to, or in accordance with the instructions of, the Collateral Agent when and as required under Section 2.06 of the Credit Agreement.

(b) Upon the latest of (i) the payment in full in cash of the Secured Obligations, (ii) the Termination Date and (iii) the termination or expiration of all Letters of Credit and all Secured Hedge Agreements, the pledge and security interest granted hereby shall terminate and all rights to the Collateral shall revert to the applicable Grantor. Upon any such termination, the Collateral Agent will, at the applicable Grantor's expense, execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence such termination.

Section 28. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

Section 29. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

PREGIS CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

PREGIS HOLDING II CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

PREGIS INNO

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

HEXACOMB CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

PREGIS MANAGEMENT CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Exhibit A to the
First Lien Security Agreement

FORM OF INTELLECTUAL PROPERTY SECURITY AGREEMENT

This INTELLECTUAL PROPERTY SECURITY AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***IP Security Agreement***") dated __________, 2005, is made by the Persons listed on the signature pages hereof (collectively, the "***Grantors***") in favor of CREDIT SUISSE ("***CS***"), as collateral agent (the "***Collateral Agent***") for the Secured Parties (as defined in the Credit Agreement referred to below).

WHEREAS, Pregis Corporation, a Delaware corporation, has entered into a Credit Agreement dated as of __________, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Credit Agreement***"), with CS, as Administrative Agent and as Collateral Agent, Pregis Holding II Corporation, as parent guarantor, the subsidiary guarantors referred to therein and the Lender Parties party thereto. Terms defined in the Credit Agreement and not otherwise defined herein are used herein as defined in the Credit Agreement.

WHEREAS, as a condition precedent to the making of Advances and the issuance of Letters of Credit by the Lender Parties under the Credit Agreement and the entry into Secured Hedge Agreements by the Hedge Banks from time to time, each Grantor has executed and delivered that certain First Lien Security Agreement dated __________, 2005 made by the Grantors to the Collateral Agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Security Agreement***").

WHEREAS, under the terms of the Security Agreement, the Grantors have granted to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in, among other property, certain intellectual property of the Grantors, and have agreed as a condition thereof to execute this IP Security Agreement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor agrees as follows:

SECTION 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent for the ratable benefit of the Secured Parties a security interest in all of such Grantor's right, title and interest in and to the following (the "***Collateral***"):

(i) the patents and patent applications set forth in Schedule A hereto (the "***Patents***");

(ii) the trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby (the "***Trademarks***");

(iii) all copyrights, whether registered or unregistered, now owned or hereafter acquired by such Grantor, including, without limitation, the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto (the "***Copyrights***");

(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(v) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral of or arising from any of the foregoing.

SECTION 2. Security for Obligations. The grant of a security interest in, the Collateral by each Grantor under this IP Security Agreement secures the payment of all Obligations of such Grantor now or hereafter existing under or in respect of the Loan Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise. Without limiting the generality of the foregoing, this IP Security Agreement secures, as to each Grantor, the payment of all amounts that constitute part of the Secured Obligations and that would be owed by such Grantor to any Secured Party under the Loan Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Loan Party.

SECTION 3. Recordation. Each Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer record this IP Security Agreement.

SECTION 4. Execution in Counterparts. This IP Security Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been entered into in conjunction with the provisions of the Security Agreement. Each Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 6. Governing Law. This IP Security Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, each Grantor has caused this IP Security Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

PREGIS CORPORATION

By ____________________

Name:
Title:

Address for Notices:

____

____

____

PREGIS HOLDING II CORPORATION

By ____________________

Name:
Title:

Address for Notices:

____

____

____

PSC LLC

By ____________________

Name:
Title:

Address for Notices:

____

____

____

PACTIV PROTECTIVE PACKAGING INC.

By ____________________

Name:
Title:

Address for Notices:

____

____

____

HEXACOMB INC.

By ____________________

Name:
Title:

Address for Notices:

____

____

____

Exhibit B to the
First Lien Security Agreement

FORM OF INTELLECTUAL PROPERTY SECURITY AGREEMENT SUPPLEMENT

This INTELLECTUAL PROPERTY SECURITY AGREEMENT SUPPLEMENT (this "***IP Security Agreement Supplement***") dated __________, 200_, is made by the Person listed on the signature page hereof (the "***Grantor***") in favor of CREDIT SUISSE ("***CS***"), as collateral agent (the "***Collateral Agent***") for the Secured Parties (as defined in the Credit Agreement referred to below).

WHEREAS, PREGIS CORPORATION, a Delaware corporation, has entered into a Credit Agreement dated as of __________, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Credit Agreement***"), with CS, as Administrative Agent and as Collateral Agent, Pregis Holding II Corporation, as parent guarantor, the subsidiary guarantors referred to therein and the Lender Parties party thereto. Terms defined in the Credit Agreement and not otherwise defined herein are used herein as defined in the Credit Agreement.

WHEREAS, pursuant to the Credit Agreement, the Grantor and certain other Persons have executed and delivered that certain First Lien Security Agreement dated __________, 2005 made by the Grantor and such other Persons to the Collateral Agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Security Agreement***") and that certain Intellectual Property Security Agreement dated __________, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***IP Security Agreement***").

WHEREAS, under the terms of the Security Agreement, the Grantor has granted to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in the Additional Collateral (as defined in Section 1 below) of the Grantor and has agreed as a condition thereof to execute this IP Security Agreement Supplement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor agrees as follows:

SECTION 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in all of such Grantor's right, title and interest in and to the following (the "***Collateral***"):

(i) the patents and patent applications set forth in Schedule A hereto (the "***Patents***");

(ii) the trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby (the "***Trademarks***");

(iii) the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto (the "***Copyrights***");

(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(v) all any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the foregoing or arising from any of the foregoing.

SECTION 2. Security for Obligations. The grant of a security interest in the Additional Collateral by the Grantor under this IP Security Agreement Supplement secures the payment of all Obligations of the Grantor now or hereafter existing under or in respect of the Loan Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise.

SECTION 3. Recordation. The Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer to record this IP Security Agreement Supplement.

SECTION 4. Grants, Rights and Remedies. This IP Security Agreement Supplement has been entered into in conjunction with the provisions of the Security Agreement. The Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the Additional Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 5. Governing Law. This IP Security Agreement Supplement shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the Grantor has caused this IP Security Agreement Supplement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

By ______________________

Name:
Title:

Address for Notices:

____

____

____

**Exhibit C to the
First Lien Security Agreement**

FORM OF SECURITY AGREEMENT SUPPLEMENT

[Date of Security Agreement Supplement]

Credit Suisse, as the Collateral Agent for
the Secured Parties referred to in the
Credit Agreement referred to below

____
____
Attn: _________

Pregis Corporation

Ladies and Gentlemen:

Reference is made to (i) the Credit Agreement dated as of _________, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Credit Agreement***"), among Pregis Corporation, a Delaware corporation, as the Borrower, Pregis Holding Corporation, as parent guarantor, the subsidiary guarantors referred to therein, the Lender Parties party thereto, Credit Suisse, as collateral agent (together with any successor collateral agent appointed pursuant to Article VII of the Credit Agreement, the "***Collateral Agent***") and as administrative agent for the Lender Parties, and (ii) the First Lien Security Agreement dated _________, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Security Agreement***") made by the Grantors from time to time party thereto in favor of the Collateral Agent for the Secured Parties. Terms defined in the Credit Agreement or the Security Agreement and not otherwise defined herein are used herein as defined in the Credit Agreement or the Security Agreement.

SECTION 1. Grant of Security. The undersigned hereby grants to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in all of its right, title and interest in and to the following, in each case whether now owned or hereafter acquired by the undersigned, wherever located and whether now or hereafter existing or arising (collectively, the undersigned's "***Collateral***"): all Equipment, Inventory, Receivables, Related Contracts, Security Collateral (including, without limitation, the shares of stock and other Equity Interests set forth on Part I of Schedule I hereto, the indebtedness set forth on Part II of Schedule I hereto and the securities and securities/deposit accounts set forth on Schedule II hereto), Agreement Collateral (including, without limitation, each of the agreements listed on Schedule III hereto), Account Collateral (including, without limitation, the deposit accounts set forth on Schedule IV hereto), Intellectual Property Collateral, Commercial Tort Claims Collateral (including, without limitation, the commercial tort claims described in Schedule V hereto), all books and records (including, without limitation, customer lists, credit files, printouts and other computer output materials and records) of the undersigned pertaining to any of the undersigned's Collateral, and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the undersigned's Collateral (including, without limitation, proceeds, collateral and supporting obligations that constitute property of the types described in this Section 1) and, to the extent not otherwise included, all (A) payments under insurance (whether or not the Collateral Agent is the loss payee thereof), or any indemnity, warranty or guaranty, payable by reason of loss or damage to or otherwise with respect to any of the foregoing Collateral, and (B) cash.

SECTION 2. Security for Obligations. The grant of a security interest in, the Collateral by the undersigned under this Security Agreement Supplement and the Security Agreement secures the payment of all Obligations of the undersigned now or hereafter existing under or in respect of the Loan Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise. Without limiting the generality of the foregoing, this Security Agreement Supplement and the Security Agreement secures the payment of all amounts that constitute part of the Secured Obligations and that would be owed by the undersigned to any Secured Party under the Loan Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Loan Party.

SECTION 3. Representations and Warranties. (a) The undersigned's exact legal name, location, chief executive office, type of organization, jurisdiction of organization and organizational identification number is set forth in Schedule VI hereto. The undersigned has no trade names other than as listed on Schedule IV hereto. Within the five years preceding the date hereof, the undersigned has not changed its name, location, chief executive office, type of organization, jurisdiction of organization or organizational identification number from those set forth in Schedule VI hereto except as set forth in Schedule VII hereto.

(b) All of the Equipment and Inventory of the undersigned are located at the places specified therefor in Schedule VIII hereto. Within the five years preceding the date hereof, the undersigned has not changed the location of its Equipment or Inventory except as set forth in Schedule VII hereto.

(c) The undersigned is not a beneficiary or assignee under any letter of credit, other than the letters of credit described in Schedule IX hereto.

(d) The undersigned hereby makes each other representation and warranty set forth in Section 8 of the Security Agreement with respect to itself and the Collateral granted by it.

SECTION 4. Obligations Under the Security Agreement. The undersigned hereby agrees, as of the date first above written, to be bound as a Grantor by all of the terms and provisions of the Security Agreement to the same extent as each of the other Grantors. The undersigned further agrees, as of the date first above written, that each reference in the Security Agreement to an "Additional Grantor" or a "Grantor" shall also mean and be a reference to the undersigned, that each reference to the "Collateral" or any part thereof shall also mean and be a reference to the undersigned's Collateral or part thereof, as the case may be, and that each reference in the Security Agreement to a Schedule shall also mean and be a reference to the schedules attached hereto.

SECTION 5. Governing Law. This Security Agreement Supplement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[NAME OF ADDITIONAL GRANTOR]

By ____________________________

Name:
Title:

Address for notices:

____

____

____

EX-10.3 19 dex103.htm SECOND LIEN SECURITY AGREEMENT

EXHIBIT 10.3

EXECUTION COPY

SECOND LIEN SECURITY AGREEMENT

Dated October 12, 2005

From

The Grantors referred to herein

as Grantors

to

THE BANK OF NEW YORK

as Collateral Agent

TABLE OF CONTENTS

Schedules

Exhibits

SECOND LIEN SECURITY AGREEMENT[1]

SECOND LIEN SECURITY AGREEMENT dated October 12, 2005 (this "*Agreement*") made by PREGIS CORPORATION, a Delaware corporation (the "*Company*") and the other Persons listed on the signature pages hereof (the Company and the Persons so listed being, collectively, the "*Grantors*"), to THE BANK OF NEW YORK, as Trustee (the "*Trustee*") and as Collateral Agent (in such capacity, together with any successor collateral agent appointed pursuant to the Indenture (as hereinafter defined) the "*Collateral Agent*") for the Holders (as defined in the Indenture) (as hereinafter defined) of the Notes (as hereinafter defined).

PRELIMINARY STATEMENTS.

(1) The Grantors have granted to the Collateral Agent, for the benefit of the Trustee and the Holders of the €100,000,000 Senior Second Secured Floating Rate Notes (the "*Notes*") (the Holders, the Trustee and the Collateral Agent, collectively, the "*Second Lien Creditors*") issued by the Company pursuant to the Indenture dated October 12, 2005 (the "*Indenture*" and, together with the Notes (and the related guarantees), as they may hereafter be amended, amended and restated, supplemented or otherwise modified from time to time, the "*Note Documents*") among the Company, the other Grantors, the guarantors party thereto, the Collateral Agent, RSM Robson Rhodes LLP, as Irish Paying Agent, and others a second-priority security interest in the Collateral (as hereinafter defined), subject to certain exceptions, which is second in priority to the security interest granted to Credit Suisse, as collateral agent, by the First Lien Security Agreement dated as of October 12, 2005 (said Agreement, as it may hereafter be amended, amended and restated, supplemented or otherwise modified from time to time, being the "*First Lien Security Agreement*") among the Company and the other grantors party thereto and Credit Suisse, as collateral agent, pursuant to the terms of the Intercreditor Agreement (as defined in the Indenture).

(2) Each Grantor is the owner of the shares of stock or other Equity Interests (the "*Initial Pledged Equity*") set forth opposite such Grantor's name on and as otherwise described in Part I of Schedule I hereto and issued by the Persons named therein and of the indebtedness (the "*Initial Pledged Debt*") set forth opposite such Grantor's name on and as otherwise described in Part II of Schedule I hereto and issued by the obligors named therein.

---

1 Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the Collateral Agent pursuant to this Agreement are expressly subject and subordinate to the liens and security interests granted to (a) Credit Suisse, as collateral agent (and its permitted successors), for the benefit of the lenders referred to below, pursuant to the First Lien Security Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time), from Pregis Corporation, Pregis Holding II Corporation and the other "Grantors" referred to therein, in favor of Credit Suisse, as collateral agent, and (ii) the exercise of any right or remedy by the Collateral Agent hereunder is subject to the limitations and provisions of the Intercreditor Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the "Intercreditor Agreement"), by and among Credit Suisse, as Intercreditor Agent, Pregis Corporation, Pregis Holding Corporation and the subsidiaries party thereto. In the event of any conflict between the terms of the Intercreditor Agreement and the terms of this Agreement, the terms of the Intercreditor Agreement shall govern.

(3) Each Grantor maintains the deposit accounts (the "*Pledged Deposit Accounts*") set forth opposite such Grantor's name on Schedule II hereto.

(4) The Company maintains Account No. _________ (the "*L/C Cash Collateral Account*") as set forth on Schedule IX hereto.

(5) The Company and the Grantors may from time to time maintain securities accounts which will be subject to the terms of this Agreement (the "*Securities Accounts*").

(6) Terms defined in the Indenture and not otherwise defined in this Agreement are used in this Agreement as defined in the Indenture. Further, unless otherwise defined in this Agreement or in the Indenture, terms defined in Article 8 or 9 of the UCC (as defined below) are used in this Agreement as such terms are defined in such Article 8 or 9. "*UCC*" means the Uniform Commercial Code as in effect from time to time in the State of New York; *provided* that, if perfection or the effect of perfection or non perfection or the priority of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, "*UCC*" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non perfection or priority.

NOW, THEREFORE, in consideration of the premises and in order to secure the due and punctual payment of the Notes, each Grantor hereby agrees with the Collateral Agent for the ratable benefit of the Holders as follows:

Section 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent, for the benefit of the Trustee and the ratable benefit of the Holders, a security interest in such Grantor's right, title and interest in and to the following, in each case, as to each type of property described below, whether now owned or hereafter acquired by such Grantor, wherever located, and whether now or hereafter existing or arising (collectively, the "*Collateral*"):

(a) all equipment in all of its forms, including, without limitation, all machinery, tools, motor vehicles, vessels, aircraft, furniture and fixtures, and all parts thereof and all accessions thereto, including, without limitation, computer programs and supporting information that constitute equipment within the meaning of the UCC (any and all such property being the "*Equipment*");

(b) all inventory in all of its forms, including, without limitation, (i) all raw materials, work in process, finished goods and materials used or consumed in the manufacture, production, preparation or shipping thereof, (ii) goods in which such Grantor has an interest in mass or a joint or other interest or right of any kind (including, without limitation, goods in which such Grantor has an interest or right as consignee) and (iii) goods that are returned to or repossessed or stopped in transit by such Grantor), and all accessions thereto and products thereof and documents therefor, including, without limitation, computer programs and supporting information that constitute inventory within the meaning of the UCC (any and all such property being the "*Inventory*");

(c) all accounts (including, without limitation, health-care-insurance receivables), chattel paper (including, without limitation, tangible chattel paper and electronic chattel paper), instruments (including, without limitation, promissory notes), deposit accounts, letter-of-credit rights, general intangibles (including, without limitation, payment intangibles) and other obligations of any kind, whether or not arising out of or in connection with the sale or lease of goods or the rendering of services and whether or not earned by performance, and all rights now or hereafter existing in and to all supporting obligations and in and to all security agreements, mortgages, Liens, leases, letters of credit and other contracts securing or otherwise relating to the foregoing property (any and all of such accounts, chattel paper, instruments, deposit accounts, letter-of-credit rights, general intangibles and other obligations, to the extent not referred to in clause (d), (e) or (f) below, being the "***Receivables***," and any and all such supporting obligations, security agreements, mortgages, Liens, leases, letters of credit and other contracts being the "***Related Contracts***");

(d) the following (the "***Security Collateral***"):

(i) the Initial Pledged Equity and the certificates, if any, representing the Initial Pledged Equity, and all dividends, distributions, return of capital, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Initial Pledged Equity and all warrants, rights or options issued thereon or with respect thereto, but only to the extent that the inclusion of such capital stock or other securities will mean that the par value, book value as carried by the Company, or market value (whichever is greatest) of such capital stock or other securities of any Subsidiary is not equal to or greater than 20% of the aggregate principal amount of Notes outstanding;

(ii) the Initial Pledged Debt and the instruments, if any, evidencing the Initial Pledged Debt, and all interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Initial Pledged Debt;

(iii) all additional shares of stock and other Equity Interests from time to time acquired by such Grantor in any manner (such shares and other Equity Interests, together with the Initial Pledged Equity, being the "***Pledged Equity***"), and the certificates, if any, representing such additional shares or other Equity Interests, and all dividends, distributions, return of capital, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares or other Equity Interests and all warrants, rights or options issued thereon or with respect thereto, but only to the extent that the inclusion of such capital stock or other securities will mean that the par value, book value as carried by the Company, or market value (whichever is greatest) of such capital stock or other securities of any Subsidiary is not equal to or greater than 20% of the aggregate principal amount of Notes outstanding;

(iv) all additional indebtedness from time to time owed to such Grantor (such indebtedness, together with the Initial Pledged Debt, being the "***Pledged Debt***") and the instruments, if any, evidencing such indebtedness, and all interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such indebtedness;

(v) the Securities Accounts, all security entitlements with respect to all financial assets from time to time credited to any Securities Account, and all financial assets, and all dividends, distributions, return of capital, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such security entitlements or financial assets and all warrants, rights or options issued thereon or with respect thereto; and

(vi) all other investment property (including, without limitation, all (A) securities, whether certificated or uncertificated, (B) security entitlements, (C) securities accounts, (D) commodity contracts and (E) commodity accounts) in which such Grantor has now, or acquires from time to time hereafter, any right, title or interest in any manner, and the certificates or instruments, if any, representing or evidencing such investment property, and all dividends, distributions, return of capital, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such investment property and all warrants, rights or options issued thereon or with respect thereto;

(e) each of the agreements listed on Schedule III hereto and each Hedging Obligation to which such Grantor is now or may hereafter become a party, in each case as such agreements may be amended, amended and restated, supplemented or otherwise modified from time to time (collectively, the "***Assigned Agreements***"), including, without limitation, (i) all rights of such Grantor to receive moneys due and to become due under or pursuant to the Assigned Agreements, (ii) all rights of such Grantor to receive proceeds of any insurance, indemnity, warranty or guaranty with respect to the Assigned Agreements, (iii) claims of such Grantor for damages arising out of or for breach of or default under the Assigned Agreements and (iv) the right of such Grantor to terminate the Assigned Agreements, to perform thereunder and to compel performance and otherwise exercise all remedies thereunder (all such Collateral being the "***Agreement Collateral***");

(f) the following (collectively, the "***Account Collateral***"):

(i) the Pledged Deposit Accounts, the L/C Cash Collateral Account and all funds and financial assets from time to time credited thereto (including, without limitation, all Cash Equivalents), and all certificates and instruments, if any, from time to time representing or evidencing the Pledged Deposit Accounts or the L/C Cash Collateral Account;

(ii) all promissory notes, certificates of deposit, checks and other instruments from time to time delivered to or otherwise possessed by the Collateral Agent for or on behalf of such Grantor in substitution for or in addition to any or all of the then existing Account Collateral; and

(iii) all interest, dividends, distributions, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the then existing Account Collateral;

(g) the following (collectively, the "***Intellectual Property Collateral***"):

(i) all patents, patent applications, utility models and statutory invention registrations, all inventions claimed or disclosed therein and all improvements thereto ("***Patents***");

(ii) all trademarks, service marks, domain names, trade dress, logos, designs, slogans, trade names, business names, corporate names and other source identifiers, whether registered or unregistered (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together, in each case, with the goodwill symbolized thereby ("***Trademarks***");

(iii) all copyrights, including, without limitation, copyrights in Computer Software (as hereinafter defined), internet web sites and the content thereof, whether registered or unregistered ("***Copyrights***");

(iv) all computer software, programs and databases (including, without limitation, source code, object code and all related applications and data files), firmware and documentation and materials relating thereto, together with any and all maintenance rights, service rights, programming rights, hosting rights, test rights, improvement rights, renewal rights and indemnification rights and any substitutions, replacements, improvements, error corrections, updates and new versions of any of the foregoing ("***Computer Software***");

(v) all confidential and proprietary information, including, without limitation, know-how, trade secrets, manufacturing and production processes and techniques, inventions, research and development information, databases and data, including, without limitation, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information (collectively, "***Trade Secrets***"), and all other intellectual, industrial and intangible property of any type, including, without limitation, industrial designs and mask works;

(vi) all registrations and applications for registration for any of the foregoing, including, without limitation, those registrations and applications for registration of Intellectual Property owned by any Grantor set forth in Schedule IV hereto, together with all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations thereof;

(vii) all tangible embodiments of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(viii) all agreements, permits, consents, orders and franchises relating to the license, development, use or disclosure of any of the foregoing to which such Grantor, now or hereafter, is a party or a beneficiary, including, without limitation, the agreements set forth in Schedule IV hereto ("***IP Agreements***"); and

(ix) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages;

provided that, notwithstanding anything in this clause (g) to the contrary, in no event shall the security interest granted pursuant to this clause (g) attach to any license, contract or agreement relating to any intellectual property (including, without limitation, United States intent-to-use trademark applications) to which any Grantor is a party, or any of its rights or interests thereunder, to the extent that the grant of such security interest shall constitute or result in the abandonment, invalidation, unenforceability, or impairment or any right, title or interest of any Grantor in and to such intellectual property;

(h) the commercial tort claims described in Schedule V hereto (together with any commercial tort claims as to which the Grantors have complied with the requirements of Section 17, the "***Commercial Tort Claims Collateral***");

(i) all books and records (including, without limitation, customer lists, credit files, printouts and other computer output materials and records) of such Grantor pertaining to any of the Collateral; and

(j) all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral (including, without limitation, proceeds, collateral and supporting obligations that constitute property of the types described in clauses (a) through (i) of this Section 1) and, to the extent not otherwise included, all (A) payments under insurance (whether or not the Collateral Agent is the loss payee thereof), or any indemnity, warranty or guaranty, payable by reason of loss or damage to or otherwise with respect to any of the foregoing Collateral, and (B) cash.

Notwithstanding the foregoing, "Collateral" shall not include:

(1) Excluded Contracts (as defined below);

(2) Excluded Equipment (as defined below);

(3) any Equity Interests in any Subsidiary that is a means an entity that is a controlled foreign corporation of the Pregis Holding II Corporation under Section 957 of the Internal Revenue Code (a "***CFC Subsidiary***") acquired, owned, or otherwise held by any Grantor, in each case, that, when aggregated with all of the other shares of stock in such Subsidiary, as applicable, pledged by such Grantor, would result in more than 66% of the shares of stock in such CFC Subsidiary entitled to vote (within the meaning of Treasury Regulation Section 1.956-2(c)(2) promulgated under the Code) (the "***Voting Foreign Stock***") being pledged to the Collateral Agent for the benefit of the Trustee and the Holders under this Agreement, unless no material adverse tax consequence would result from such pledge; *provided, further* that all of the shares of stock or units or other Equity Interests in such CFC Subsidiary not entitled to vote (within the meaning of Treasury Regulation Section 1.956-2(c)(2) promulgated under the Còde (the "***Non-Voting Foreign Stock***") shall in any event be pledged by such Grantor; *provided however*, that only an aggregate of 66% of any of the convertible preferred equity certificates in Pregis (Luxembourg) Holding Sarl held by all Grantors shall be pledged so long as such certificates cannot be transferred separate from the corresponding shares of Voting Foreign Stock issued by Pregis (Luxembourg) Holdings S.a.r.l.;

(4) the capital stock or other securities of the Company or any Grantor if and to the that the inclusion of such capital stock will mean that the par value, book value as carried by the Company, or market value (whichever is greatest) of any such capital stock or other securities of any such subsidiary exceeds 20% of the aggregate principal amount of Notes outstanding; or

(5) the capital stock or other securities of any Subsidiary of the Company to the extent that Rule 3-16 or Rule 3-10 of Regulation S-X under the Securities Act requires (or is replaced with another rule or regulation or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary due to the fact that such Subsidiary's capital stock or other securities of such Subsidiary secure the Obligations; *provided* that the Security Documents may be amended or modified, without the consent of any Holder, to the extent necessary to release the Second Priority Liens on the shares of capital stock or other securities that are so deemed to no longer constitute the Collateral; *provided* further that the First Priority Liens on such capital stock or other securities will not be released and will remain in force with respect to such property.

"***Excluded Contract***" means any right or interest of any Grantor in, to or under any agreement, contract, license, instrument, document or other general intangible (referred to solely for purposes of this definition as a "Contract") to the extent that (a) (i) such Contract (by the express terms of a valid and enforceable restriction in favor of a Person who is not a Grantor or an Affiliate of a Grantor) or (ii) any requirement of law, in each case, prohibits, or requires any consent or establishes any other condition (that cannot be satisfied through the use of commercially reasonable efforts) for a grant of a security interest therein by the applicable Grantor and (b) (i) a contravention or other violation of such Contract caused by the inclusion of such Contract as Collateral could reasonably be expected to have a material adverse effect on the financial condition or results of operations of the Grantor and its Subsidiaries, taken as a whole, and the Company has so indicated on Schedule X to this Agreement or (ii) such Contract, individually and when taken together with all other Excluded Contracts, is not material to the conduct of the business of the Company and its Subsidiaries, taken as a whole; *provided* that no such Contract shall constitute an Excluded Contract to the extent that any of Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any similar statute or successor provision or provisions) renders the provisions of such Contract described in clause (a)(i) above unenforceable.

"***Excluded Equipment***" means at any time any equipment of any Grantor that at such time is subject to a Capital Lease Obligation permitted under Section 4.09(b)(iv) of the Indenture or a lien securing purchase money indebtedness permitted under Section 4.09(b)(iv) of the Indenture, if and to the extent that (a) the express terms of a valid and enforceable restriction in favor of a Person who is not a Grantor or an Affiliate of a Grantor contained in the agreements or documents granting or governing such Capital Lease Obligation or such purchase money indebtedness prohibits, or requires any consent or establishes any other condition (that cannot be satisfied through the use of commercially reasonable efforts) for the grant of a security interest therein by the applicable Grantor and (b) such restriction relates only to the asset or assets acquired by the Grantor with the proceeds of such Capital Lease Obligation or purchase money indebtedness and attachments thereto or substitutions therefore; provided that all proceeds paid or payable to any Grantor from any sale, transfer or assignment or other voluntary or involuntary disposition of such equipment and all right to receive such proceeds shall be included in the Collateral to the extent not otherwise required to be paid to the lessor in respect of such Capital Lease Obligation or the holder of such purchase money indebtedness secured by such equipment.

Section 2. Security for Obligations. This Agreement secures, in the case of each Grantor, the payment of all Obligations of such Grantor now or hereafter existing under the Note Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, fees, premiums, penalties, indemnifications, contract causes of action, costs, expenses or otherwise (all such Obligations being the "***Secured Obligations***"). Without limiting the generality of the foregoing, this Agreement secures, as to each Grantor, the payment of all amounts that constitute part of the Secured Obligations and would be owed by such Grantor to any Holder under the Note Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Grantor.

Section 3. Grantors Remain Liable. Anything herein to the contrary notwithstanding, (a) each Grantor shall remain liable under the contracts and agreements included in such Grantor's Collateral to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by the Collateral Agent of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral and (c) no Holder shall have any obligation or liability under the contracts and agreements included in the Collateral by reason of this Agreement or any other Note Document, nor shall any Holder be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

Section 4. Delivery and Control of Security Collateral. (a) All certificates or instruments representing or evidencing Security Collateral (other than certificates and instruments referred to in Section 1(d)(vi) that do not represent Equity Interests of Subsidiaries and do not represent Security Collateral with a value in excess of $1,000,000 for any individual item of Security Collateral or $5,000,000 in the aggregate for all Security Collateral) shall be delivered to and held by or by a gratuitous bailee on behalf of the Collateral Agent pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to accomplish the grant described herein. The Collateral Agent or the bailee holding certificates on behalf of the Collateral Agent shall have the right at any time to exchange certificates or instruments representing or evidencing Security Collateral for certificates or instruments of smaller or larger denominations.

(b) With respect to any Security Collateral that constitutes an uncertificated security, the relevant Grantor will cause the issuer thereof either (i) to register the Collateral Agent or the bailee on behalf of the Collateral Agent as the registered owner of such security or (ii) to agree with such Grantor and the Collateral Agent or the bailee on behalf of the Collateral Agent that such issuer will comply with instructions with respect to such security originated by the Collateral Agent without further consent of such Grantor, such agreement to be in form and substance satisfactory to the Collateral Agent (such agreement being an "***Uncertificated Security Control Agreement***").

(c) With respect to any Securities Account and any Security Collateral that constitutes a security entitlement as to which the financial institution acting as Collateral Agent or the bailee on behalf of the Collateral Agent hereunder is not the securities intermediary, the relevant Grantor will cause the securities intermediary with respect to such Account or security entitlement either (i) to identify in its records the Collateral Agent or the bailee on behalf of the Collateral Agent as the entitlement holder thereof or (ii) to agree with such Grantor and the Collateral Agent or the bailee on behalf of the Collateral Agent that such securities intermediary will comply with entitlement orders originated by the Collateral Agent or the bailee on behalf of the Collateral Agent without further consent of such Grantor, such agreement to be in form and substance satisfactory to the Collateral Agent (a "***Securities Account Control Agreement***").

(d) Upon the occurrence and during the continuance of an Event of Default, the Collateral Agent shall have the right, at any time in its discretion and without notice to any Grantor, to transfer to or to register in the name of the Collateral Agent or any of its nominees any or all of the Security Collateral, subject only to the revocable rights specified in Section 14 (a). In addition, upon the occurrence and during the continuance of an Event of Default, the Collateral Agent shall have the right at any time to convert Security Collateral consisting of financial assets credited to any Securities Account to Security Collateral consisting of financial assets held directly by the Collateral Agent, and to convert Security Collateral consisting of financial assets held directly by the Collateral Agent to Security Collateral consisting of financial assets credited to any Securities Account.

(e) Following the occurrence and during the continuance of an Event of Default, each Grantor will notify each issuer of Security Collateral granted by it hereunder that such Security Collateral is subject to the security interest granted hereunder, including upon the request of the Collateral Agent.

(f) Notwithstanding the foregoing, pursuant to the terms and conditions of Section 5.5 of the Intercreditor Agreement, the Intercreditor Agent (as defined in the

Intercreditor Agreement) will hold the Collateral that is part of the Common Collateral (as defined in the Intercreditor Agreement) in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for the Collateral Agent and any assignee solely for the purpose of perfecting the security interest granted in such Collateral pursuant to this Agreement.

Section 5. Maintaining the Account Collateral. So long as any other Obligation of any Grantor under any Note Document shall remain unpaid:

(a) Each Grantor will maintain deposit accounts (other than deposit accounts ("***Excluded Deposit Accounts***") that do not at any time contain balances in excess of $1,000,000 for any individual Excluded Deposit Account or $5,000,000 in the aggregate for all Excluded Deposit Accounts) only with (i) prior to the Discharge of Senior Lender Claims (as defined in the Intercreditor Agreement), a bank (a "***Pledged Account Bank***") that has agreed with such Grantor and a bailee on behalf of the Collateral Agent to comply with instructions originated by such bailee directing the disposition of funds in such deposit account without the further consent of such Grantor (a "***Deposit Account Control Agreement***") and (ii) after the Discharge of Senior Lender Claims, if at such time the security interest granted pursuant to this Agreement remains in effect pursuant to the terms of the Intercreditor Agreement, with the financial institution acting as Collateral Agent hereunder.

(b) The Collateral Agent or a bailee on behalf of the Collateral Agent may, at any time and without notice to, or consent from, the applicable Grantor, transfer, or direct the transfer of, funds from the Pledged Deposit Accounts to satisfy such Grantor's obligations under the Note Documents if an Event of Default shall have occurred and be continuing.

Section 6. [Intentionally Omitted]

Section 7. [Intentionally Omitted].

Section 8. Representations and Warranties . Each Grantor represents and warrants as follows:

(a) Such Grantor's exact legal name, location, chief executive office, type of organization, jurisdiction of organization and organizational identification number is set forth in Schedule VI hereto. Except as noted on Schedule VI hereto, within the five years preceding the date hereof, such Grantor has not changed its name, location, chief executive office, type of organization, jurisdiction of organization or organizational identification number from those set forth in Schedule VI hereto except as set forth in Schedule VII hereto.

(b) Such Grantor is the legal and beneficial owner of the Collateral granted or purported to be granted by it free and clear of any Lien, claim, option or right of others, except for the security interest created under this Agreement or Liens permitted under the Indenture. No effective financing statement or other instrument similar in effect covering all or any part of such Collateral or listing such Grantor or any trade name of such

Grantor as debtor is on file in any recording office, except such as may have been filed in favor of the Credit Suisse, as collateral agent under the First Lien Security Agreement, Collateral Agent relating to the Note Documents or as otherwise permitted under the Indenture.

(c) All of the Equipment and Inventory of such Grantor (other than Equipment and Inventory the aggregate value of which does not exceed $5,000,000) are located at the places specified therefor in Schedule VIII hereto or at another location as to which such Grantor has complied with the requirements of Section 10(a). Within the five years preceding the date hereof, such Grantor has not changed the location of its Equipment or Inventory except as set forth in Schedule VII hereto. Such Grantor has exclusive possession and control of its Equipment and Inventory, other than Inventory stored at any leased premises or warehouse for which a landlord's or warehouseman's agreement, in form and substance satisfactory to the Collateral Agent, is in effect.

(d) None of the Receivables or Agreement Collateral is evidenced by a promissory note or other instrument that has not been delivered to the Collateral Agent or the bailee on behalf of the Collateral Agent.

(e) If such Grantor is an issuer of Security Collateral, such Grantor confirms that it has received notice of the security interest granted hereunder.

(f) The Pledged Equity pledged by such Grantor hereunder has been duly authorized and validly issued and is fully paid and non assessable. The Pledged Debt pledged by such Grantor hereunder has been duly authorized, authenticated or issued and delivered, is the legal, valid and binding obligation of the issuers thereof (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles relating to enforceability), is evidenced by one or more promissory notes (which promissory notes have been delivered to the Collateral Agent or bailee on behalf of the Collateral Agent to the extent required by this Agreement) and is not in default.

(g) The Initial Pledged Equity pledged by such Grantor constitutes the percentage of the issued and outstanding Equity Interests of the issuers thereof indicated on Schedule I hereto subject to the proviso in Section 1(d)(i). The Initial Pledged Debt constitutes all of the outstanding indebtedness owed to such Grantor by the issuers thereof and is outstanding in the principal amount indicated on Schedule I hereto.

(h) Such Grantor has no investment property, other than the investment property listed on Schedule I hereto subject to the proviso in Section 1(d)(i); and additional investment property as to which such Grantor has complied with the requirements of Section 4.

(i) The Assigned Agreements to which such Grantor is a party have been duly authorized, executed and delivered by all parties thereto, have not been amended, amended and restated, supplemented or otherwise modified, are in full force and effect and are binding upon and enforceable against all parties thereto in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles relating to enforceability. To the best of such Grantor's knowledge, there exists no default under any Assigned Agreement to which such Grantor is a party by any party thereto. Each party to the Assigned Agreements listed on Schedule III hereto to which such Grantor is a party other than the Grantors has executed and delivered to such Grantor a consent, in form and substance satisfactory to the Collateral Agent, to the grant of a security interest in such Assigned Agreement to the Collateral Agent pursuant to this Agreement.

(j) Such Grantor has no deposit accounts, other than the Pledged Deposit Accounts listed on Schedule II hereto and additional Pledged Deposit Accounts as to which such Grantor has compiled with the applicable requirements of Section 5 and pursuant to the First Lien Security Agreement.

(k) Such Grantor is not a beneficiary or assignee under any letter of credit, other than the letters of credit described in Schedule IX hereto and additional letters of credit as to which such Grantor has complied with the requirements of Section 16.

(l) This Agreement creates in favor of the Collateral Agent for the benefit of the Holders a valid security interest in the Collateral granted by such Grantor, securing the payment of the Secured Obligations; unless not required pursuant to Section 21(c), all filings and other actions (including, without limitation, (A) actions necessary to obtain control of Collateral as provided in Sections 9-104, 9-105, 9-106 and 9-107 of the UCC and (B) actions necessary to perfect the Collateral Agent's security interest with respect to Collateral evidenced by a certificate of title) necessary to perfect the security interest in the Collateral granted by such Grantor have been duly made or taken (subject to the filing of UCC financing statements delivered to the Agent) and are in full force and effect; and such perfected security interest is second priority, subject only to Permitted Liens and Liens permitted under the Indenture.

(m) No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for (i) the grant by such Grantor of the security interest granted hereunder or for the execution, delivery or performance of this Agreement by such Grantor, (ii) the perfection or maintenance of the security interest created hereunder (including the second priority nature of such security interest), except for the filing of financing and continuation statements under the UCC, which financing statements have been duly filed and are in full force and effect, the recordation of the Intellectual Property Security Agreements referred to in Section 13(f) with the U.S. Patent and Trademark Office and the U.S. Copyright Office, which Agreements have on the date hereof been delivered to the Collateral Agent in proper form for filing, and the actions described in Section 4 with respect to the Security Collateral, which actions have been taken and are in full force and effect, or (iii) the exercise by the Collateral Agent of its voting or other rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement, except as may be required in connection with the disposition of any portion of the Security Collateral by laws affecting the offering and sale of securities generally.

(n) The Inventory that has been produced or distributed by such Grantor has been produced in compliance in all material respects with all requirements of applicable law, including, without limitation, the Fair Labor Standards Act.

(o) As to itself and its Intellectual Property Collateral:

(i) Subject to the matters set forth in Schedule IV, to such Grantor's knowledge, the operation of such Grantor's business as currently conducted or as contemplated to be conducted and the use of the Intellectual Property Collateral in connection therewith do not conflict with, infringe, misappropriate, dilute, misuse or otherwise violate the intellectual property rights of any third party.

(ii) Such Grantor is the exclusive owner of all right, title and interest in and to the Intellectual Property Collateral, and is entitled to use all Intellectual Property Collateral subject only to the terms of the IP Agreements.

(iii) The Intellectual Property Collateral set forth on Schedule IV hereto includes all of the patents, patent applications, domain names, trademark registrations and applications, copyright registrations and applications and IP Agreements (other than licenses of software commercially available for an annual license fee of no more than $25,000) owned by such Grantor as of the date hereof.

(iv) To such Grantor's knowledge, the registered Intellectual Property Collateral is subsisting and has not been adjudged invalid or unenforceable in whole or part, and to the best of such Grantor's knowledge, is valid and enforceable, except that such Grantor makes no representation regarding those items marked as "inactive" on Schedule IV. Such Grantor is not aware of any uses of any item of Intellectual Property Collateral that could be expected to lead to such item becoming invalid or unenforceable.

(v) Such Grantor has made or performed all filings, recordings and other acts and has paid all required fees and taxes to maintain and protect its interest in each and every item of registered Intellectual Property Collateral in full force and effect throughout the world, and to protect and maintain its interest therein including, without limitation, recordations of any of its interests in the Patents and Trademarks with the U.S. Patent and Trademark Office and in corresponding national and international patent offices, and recordation of any of its interests in the Copyrights with the U.S. Copyright Office and in corresponding national and international copyright offices, except that such Grantor makes no representation regarding those items marked as "inactive" on Schedule IV.

(vi) No claim, action, suit, investigation, litigation or proceeding has been asserted or is pending or, to the knowledge of such Grantor, threatened against such Grantor (i) based upon or challenging or seeking to deny or restrict the Grantor's rights in or use of any of the Intellectual Property Collateral, (ii) alleging that the Grantor's rights in or use of the Intellectual Property Collateral or that any services provided by, processes used by, or products manufactured or sold by, such Grantor infringe, misappropriate, dilute, misuse or otherwise violate any patent, trademark, copyright or any other proprietary right of any third party, or (iii) alleging that the Intellectual Property Collateral is being licensed or sublicensed in violation or contravention of the terms of any license or other agreement. To the knowledge of such Grantor, no Person is engaging in any activity that infringes, misappropriates, dilutes, misuses or otherwise violates the Intellectual Property Collateral or the Grantor's rights in or use thereof. Subject to the Transition Services Agreement (as defined in the First Lien Security Agreement), the consummation of the transactions contemplated by the Transaction Documents (as defined in the First Lien Security Agreement) will not result in the termination or impairment of any of the Intellectual Property Collateral.

(vii) With respect to each IP Agreement: (A) such IP Agreement is the legal, valid and binding obligation of such Grantor and is in full force and effect; (B) subject to the Transition Services Agreement, such IP Agreement will not cease to be valid and binding and in full force and effect on terms identical to those currently in effect as a result of the rights and interest granted herein, nor will the grant of such rights and interest constitute a breach or default under such IP Agreement or otherwise give any party thereto a right to terminate such IP Agreement; (C) such Grantor has not received any notice of a breach, violation or default under such IP Agreement, which breach, violation or default has not been cured; (D) such Grantor has not, other than in the exercise of its reasonable business judgment, granted to any other third party any rights, adverse or otherwise, under such IP Agreement; and (E) neither such Grantor nor, to the knowledge of such Grantor, any other party to such IP Agreement is in breach or default thereof in any material respect, and no event has occurred that, with notice or lapse of time or both, would constitute such a breach, violation or default under such IP Agreement.

(viii) To the best of such Grantor's knowledge, (A) none of the material Trade Secrets of such Grantor has been used, divulged, disclosed or appropriated to the detriment of such Grantor for the benefit of any other Person other than such Grantor; (B) no employee, independent contractor or agent of such Grantor has misappropriated any trade secrets of any other Person in the course of the performance of his or her duties as an employee, independent contractor or agent of such Grantor; and (C) no employee, independent contractor or agent of such Grantor is in default or breach of any term of any material employment agreement, non-disclosure agreement, assignment of inventions agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of such Grantor's material Intellectual Property Collateral.

Such Grantor has taken commercially reasonable measures to protect its rights in material trade secrets of unregistered proprietary information included in the Intellectual Property Collateral.

(p) Such Grantor has no commercial tort claims other than those listed in Schedule V hereto and additional commercial tort claims as to which such Grantor has complied with the requirements of Section 17.

Section 9. Further Assurances. (a) Subject to Section 21(c), each Grantor agrees that from time to time, at the expense of such Grantor, such Grantor will promptly execute and deliver, or otherwise authenticate, all further instruments and documents, and take all further action that may be necessary or desirable, or that the Collateral Agent may reasonably request, in order to perfect and protect any pledge or security interest granted or purported to be granted by such Grantor hereunder or to enable the Collateral Agent to exercise and enforce its rights and remedies hereunder with respect to any Collateral of such Grantor. Without limiting the generality of the foregoing, each Grantor will promptly with respect to Collateral of such Grantor: (i) mark conspicuously each chattel paper included in Receivables with a value in excess of $1,000,000 and, including at the reasonable request of the Collateral Agent, each of its records pertaining to such Collateral with a legend, in form and substance satisfactory to perfect and protect any pledge or security interest granted hereunder, indicating that such document, chattel paper, Related Contract, Assigned Agreement or Collateral is subject to the security interest granted hereby; (ii) if any such Collateral shall be evidenced by a promissory note or other instrument or chattel paper, deliver and pledge to the Collateral Agent hereunder such note or instrument or chattel paper (other than, unless an Event of Default has occurred and is continuing and the Collateral Agent has requested delivery thereof, notes, instruments and chattel paper the value of which does not in the aggregate exceed $1,000,000 for any individual note, instrument or chattel paper and $5,000,000 in the aggregate for all such notes, instruments and chattel paper) duly indorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to the Collateral Agent; (iii) file such financing or continuation statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as the Collateral Agent may request, in order to perfect and preserve the security interest granted or purported to be granted by such Grantor hereunder; (iv) during the continuance of an Event of Default, take all action to ensure that the Collateral Agent's security interest is noted on any certificate of title related to any Collateral evidenced by a certificate of title, including at the request of the Collateral Agent; and (v) deliver to the Collateral Agent evidence that all other actions that the Collateral Agent may deem reasonably necessary or desirable in order to perfect and protect the security interest granted or purported to be granted by such Grantor under this Agreement has been taken.

(b) Each Grantor hereby authorizes the Collateral Agent to file one or more financing or continuation statements, and amendments thereto, including, without limitation, one or more financing statements indicating that such financing statements cover all assets or all personal property (or words of similar effect) of such Grantor, regardless of whether any particular asset described in such financing statements falls within the scope of the UCC or the granting clause of this Agreement. A photocopy or other reproduction of this Agreement shall be sufficient as a financing statement where permitted by law. Each Grantor ratifies its authorization for the Collateral Agent to have filed such financing statements, continuation statements or amendments filed prior to the date hereof; provided, however, that nothing herein shall relieve any Grantor of its duty to perform such filings hereunder.

(c) Each Grantor will furnish to the Collateral Agent from time to time statements and schedules further identifying and describing the Collateral of such Grantor and such other reports in connection with such Collateral as the Collateral Agent may reasonably request, all in reasonable detail.

Section 10. As to Equipment and Inventory. (a) Each Grantor will keep its Equipment and Inventory (other than Inventory sold in the ordinary course of business and Equipment and Inventory the value of which does not exceed $5,000,000 in the aggregate) at the places therefor specified in Section 8(c) or, upon prompt subsequent notice to the "collateral agent" under the terms of the First Lien Security Agreement or if at such time the "Discharge of Senior Lender Claims" as defined in the Intercreditor Agreement has occurred and an Event of Default is continuing under the Indenture, to the Collateral Agent (which shall in any event be given within 30 days) to the Collateral Agent, at such other places designated by such Grantor in such notice.

(b) Each Grantor will cause its Equipment to be maintained and preserved in the same condition, repair and working order as when new, ordinary wear and tear excepted, and will forthwith, or in the case of any loss or damage to any of such Equipment as soon as practicable after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith that are necessary or desirable to such end, except to the extent that failure to do so could not reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Grantor and its Subsidiaries, taken as a whole. Each Grantor will promptly furnish to the Collateral Agent a statement respecting any loss or damage exceeding $5,000,000 per occurrence to any of its Equipment or Inventory.

(c) In producing its Inventory, each Grantor will comply in all material respects with all requirements of applicable law, including, without limitation, the Fair Labor Standards Act.

Section 11. Insurance. (a) Each Grantor will, at its own expense, maintain insurance with respect to its Equipment and Inventory in such amounts, against such risks, in such form and with such insurers, as shall be required by the Indenture. Each policy of each Grantor for liability insurance shall provide, subject to the prior payment in full of obligations under the First Lien Security Agreement, for all losses to be paid on behalf of the Collateral Agent and such Grantor as their interests may appear, and each policy for property damage insurance shall provide for all losses (except for losses of less than $1,000,000 per occurrence) to be paid directly to the Collateral Agent. Each such policy shall in addition (i) name such Grantor and the Collateral Agent as insured parties thereunder (without any representation or warranty by or obligation upon the Collateral Agent) as their interests may appear, (ii) contain the agreement by the insurer that any loss thereunder shall be payable to the Collateral Agent (to the extent required to be payable hereunder) notwithstanding any action, inaction or breach of representation or warranty by such Grantor, (iii) provide that there shall be no recourse against the Collateral Agent for payment of premiums or other amounts with respect thereto and (iv) provide that at least 10 days' prior written notice of cancellation or of lapse shall be given to the Collateral Agent by the insurer. Each Grantor will, if so requested by the Collateral Agent, deliver to the Collateral Agent original or duplicate policies of such insurance and, as often as the Collateral Agent may reasonably request, a report of a reputable insurance broker with respect to such insurance. Further, each Grantor will, at the request of the Collateral Agent, duly execute and deliver instruments of assignment of such insurance policies to comply with the requirements of Section 10 and cause the insurers to acknowledge notice of such assignment.

(b) Reimbursement under any liability insurance maintained by any Grantor pursuant to this Section 11 may be paid directly to the Person who shall have incurred liability covered by such insurance. In case of any loss involving damage to Equipment or Inventory when subsection (c) of this Section 11 is not applicable, the applicable Grantor will make or cause to be made the necessary repairs to or replacements of such Equipment or Inventory, and any proceeds of insurance properly received by or released to such Grantor shall be used by such Grantor, except as otherwise required hereunder or by the Indenture, to pay or as reimbursement for the costs of such repairs or replacements.

(c) So long as no Event of Default shall have occurred and be continuing, all insurance payments received by the Collateral Agent in connection with any loss, damage or destruction of any Inventory or Equipment will be released by the Collateral Agent to the applicable Grantor for the repair, replacement or restoration thereof. To the extent that (i) the amount of any such insurance payments exceeds the cost of any such repair, replacement or restoration, or (ii) such insurance payments are not otherwise required by the applicable Grantor to complete any such repair, replacement or restoration required hereunder, the Collateral Agent will not be required to release the amount thereof to such Grantor and may hold or continue to hold such amount in a cash collateral account as additional security for the Secured Obligations of such Grantor (except that the Collateral Agent will direct the applicable Pledged Account Bank to release to such Grantor any such amount if and to the extent that any prepayment of Obligations is required under the Indenture in connection with the receipt of such amount and such prepayment has been made). Upon the occurrence and during the continuance of any Event of Default or the actual or constructive total loss (in excess of $100,000 per occurrence) of any Equipment or Inventory, all insurance payments in respect of such Equipment or Inventory shall be paid to the Collateral Agent and shall (i) be released to the applicable Grantor to be applied as set forth in the first sentence of this subsection (c) or (ii) be held as additional Collateral hereunder or applied as specified in Section 22(b).

(d) The provisions of this Section 11 are subject to the rights of the "collateral agent" under the First Lien Security Agreement and the Intercreditor Agreement.

Section 12. Post-Closing Changes; Collections on Assigned Agreements, Receivables and Related Contracts. (a) No Grantor will change its name, type of organization, jurisdiction of organization, organizational identification number or location (within the meaning of Section 9-307 of the UCC) from those set forth in Section 8(a) of this Agreement without giving prompt subsequent written notice (in any event within 30 days) to the Collateral Agent and taking all action required by the Collateral Agent for the purpose of perfecting or protecting the security interest granted by this Agreement. Each Grantor will hold and preserve its records relating to the Collateral, including, without limitation, the Assigned Agreements and Related Contracts, except to the extent that failure to do so could not reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Grantor and its Subsidiaries, taken as a whole, and will permit representatives of the Collateral

Agent at any time during normal business hours (and, if no Event of Default has occurred and is continuing, upon reasonable advance notice) to inspect and make abstracts from such records and other documents as the Collateral Agent may reasonably request. If any Grantor does not have an organizational identification number and later obtains one, it will forthwith notify the Collateral Agent of such organizational identification number.

(b) Except as otherwise provided in this subsection (b), each Grantor will continue to collect, at its own expense, all amounts due or to become due such Grantor under the Assigned Agreements, Receivables and Related Contracts. In connection with such collections, such Grantor may take (and, if an Event of Default shall have occurred and be continuing, at the Collateral Agent's direction, will take) such action as such Grantor or the Collateral Agent may deem necessary or advisable to enforce collection of the Assigned Agreements, Receivables and Related Contracts; *provided, however*, that the Collateral Agent shall have the right at any time, subject to the Intercreditor Agreement, upon the occurrence and during the continuance of a Default and upon written notice to such Grantor of its intention to do so, to notify the Obligors under any Assigned Agreements, Receivables and Related Contracts of the assignment of such Assigned Agreements, Receivables and Related Contracts to the Collateral Agent and to direct such Obligors to make payment of all amounts due or to become due to such Grantor thereunder directly to the Collateral Agent and, upon such notification and at the expense of such Grantor, to enforce collection of any such Assigned Agreements, Receivables and Related Contracts, to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as such Grantor might have done, and to otherwise exercise all rights with respect to such Assigned Agreements, Receivables and Related Contracts, including, without limitation, those set forth set forth in Section 9-607 of the UCC. After receipt by any Grantor of the notice from the Collateral Agent referred to in the proviso to the preceding sentence, subject to the Grantor's prior obligations to comply with the First Lien Security Agreement requirements, (i) all amounts and proceeds (including, without limitation, instruments) received by such Grantor in respect of the Assigned Agreements, Receivables and Related Contracts of such Grantor shall be received in trust for the benefit of the Collateral Agent hereunder, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary indorsement) to be deposited in a deposit account subject to the sole dominion and control of the Collateral Agent and applied as provided in Section 22(b) and (ii) such Grantor will not adjust, settle or compromise the amount or payment of any Receivable or amount due on any Assigned Agreement or Related Contract, release wholly or partly any Obligor thereof or allow any credit or discount thereon. No Grantor will permit or consent to the subordination of its right to payment under any of the Assigned Agreements, Receivables and Related Contracts to any other indebtedness or obligations of the Obligor thereof.

Section 13. <u>As to Intellectual Property Collateral</u>. (a) Except as provided below, with respect to each item of its Intellectual Property Collateral, each Grantor agrees to take, at its expense, all necessary steps, including, without limitation, in the U.S. Patent and Trademark Office, the U.S. Copyright Office and any other governmental authority, to (i) maintain the validity and enforceability of such Intellectual Property Collateral and maintain such Intellectual Property Collateral in full force and effect, and (ii) pursue the registration and maintenance of each patent, trademark, or copyright registration or application, now or hereafter included in such Intellectual Property Collateral of such Grantor, including, without limitation, the payment of required fees and taxes, the filing of responses to office actions issued by the U.S. Patent and

Trademark Office, the U.S. Copyright Office or other governmental authorities, the filing of applications for renewal or extension, the filing of affidavits under Sections 8 and 15 of the U.S. Trademark Act, the filing of divisional, continuation, continuation-in-part, reissue and renewal applications or extensions, the payment of maintenance fees and the participation in interference, reexamination, opposition, cancellation, infringement and misappropriation proceedings. Notwithstanding the foregoing, a Grantor may discontinue use of or otherwise abandon any Intellectual Property Collateral, or abandon any right to file an application for patent, trademark, or copyright, provided such Grantor shall have reasonably determined that such use or the pursuit or maintenance of such Intellectual Property Collateral is no longer desirable in the conduct of such Grantor's business and that the loss thereof would not be reasonably likely to have a material adverse effect on the business, assets, financial condition or results of operations of the Grantor and its Subsidiaries, taken as a whole, in which case, such Grantor shall give reasonably prompt notice of any such abandonment to the Collateral Agent.

(b) Each Grantor agrees to give reasonably prompt notice to the Collateral Agent if such Grantor becomes aware (i) that any material item of the Intellectual Property Collateral has become abandoned, placed in the public domain, invalid or unenforceable, or of any adverse determination regarding such Grantor's ownership of any of the Intellectual Property Collateral or its right to register the same or to keep and maintain and enforce the same, or (ii) of any material adverse determination or the institution of any material proceeding (including, without limitation, the institution of any proceeding in the U.S. Patent and Trademark Office or any court) regarding any item of the Intellectual Property Collateral.

(c) In the event that any Grantor becomes aware that any item of the Intellectual Property Collateral is being infringed or misappropriated by a third party, such Grantor shall give reasonably prompt notice to the Collateral Agent and shall take such actions, at its expense, as such Grantor reasonably deems appropriate under the circumstances to protect or enforce such Intellectual Property Collateral, including, without limitation, suing for infringement or misappropriation and for an injunction against such infringement or misappropriation.

(d) Each Grantor shall take all steps which it reasonably deems appropriate under the circumstances to preserve and protect each item of its Intellectual Property Collateral, including, without limitation, maintaining the quality of any and all products or services used or provided in connection with any of the Trademarks, consistent with the quality of the products and services as of the date hereof, and taking all steps necessary to ensure that all licensed users of any of the Trademarks use such consistent standards of quality.

(e) With respect to its Intellectual Property Collateral, each Grantor agrees to execute or otherwise authenticate an agreement, in substantially the form set forth in Exhibit A hereto or otherwise in form and substance satisfactory to the Collateral Agent (an "***Intellectual Property Security Agreement***"), for recording the security interest granted hereunder to the Collateral Agent in such Intellectual Property Collateral with the U.S. Patent and Trademark Office, the U.S. Copyright Office and any other governmental authorities necessary to perfect the security interest hereunder in such Intellectual Property Collateral.

(f) Each Grantor agrees that should it obtain an ownership interest in any item of the type set forth in Section 1(g) that is not on the date hereof a part of the Intellectual Property

Collateral ("*After-Acquired Intellectual Property*") (i) the provisions of this Agreement shall automatically apply thereto, and (ii) any such After-Acquired Intellectual Property and, in the case of trademarks, the goodwill symbolized thereby, shall automatically become part of the Intellectual Property Collateral subject to the terms and conditions of this Agreement with respect thereto. Bi-annually, each Grantor shall give written notice to the Collateral Agent identifying the After-Acquired Intellectual Property acquired during the preceding six-months, and such Grantor shall execute and deliver to the Collateral Agent with such written notice, or otherwise authenticate, an agreement substantially in the form of Exhibit B hereto or otherwise in form and substance satisfactory to the Collateral Agent (an "*IP Security Agreement Supplement*") covering such After-Acquired Intellectual Property, which IP Security Agreement Supplement shall be recorded with the U.S. Patent and Trademark Office, the U.S. Copyright Office and any other governmental authorities necessary to perfect the security interest hereunder in such After-Acquired Intellectual Property.

Section 14. Voting Rights; Dividends; Etc.(a) So long as no Default under Section 6.01(a), (b) or (h) of the Indenture or Event of Default shall have occurred and be continuing:

(i) Each Grantor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Security Collateral of such Grantor or any part thereof for any purpose; *provided however*, that such Grantor will not exercise or refrain from exercising any such right if such action could reasonably be expected to have a material adverse effect on the financial condition or results of operations of the Grantor and its Subsidiaries, taken as a whole.

(ii) Each Grantor shall be entitled to receive and retain any and all dividends, interest and other distributions paid in respect of the Security Collateral of such Grantor if and to the extent that the payment thereof is not otherwise prohibited by the terms of the Note Documents.

(iii) The Collateral Agent will execute and deliver (or cause to be executed and delivered) to each Grantor all such proxies and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and other rights that it is entitled to exercise pursuant to paragraph (i) above and to receive the dividends or interest payments that it is authorized to receive and retain pursuant to paragraph (ii) above.

(b) Upon the occurrence and during the continuance of a Default under Section 6.01(a), (b) or (h) of the Indenture or an Event of Default:

(i) All rights of each Grantor (x) to exercise or refrain from exercising the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 14(a)(i) shall cease and (y) to receive the dividends, interest and other distributions that it would otherwise be authorized to receive and retain pursuant to Section 14(a)(ii) shall automatically cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Security Collateral such dividends, interest and other distributions.

(ii) Subject to the Grantors' prior obligations to comply with the provisions of the First Lien Security Agreement, all dividends, interest and other distributions that are received by any Grantor contrary to the provisions of paragraph (i) of this Section 14(b) shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Collateral Agent as Security Collateral in the same form as so received (with any necessary indorsement).

Section 15. As to the Assigned Agreements. (a) Each Grantor will at its expense:

(i) perform and observe all terms and provisions of the Assigned Agreements to be performed or observed by it, maintain the Assigned Agreements to which it is a party in full force and effect, enforce the Assigned Agreements to which it is a party in accordance with the terms thereof and take all such action to such end as may be requested from time to time by the Collateral Agent (subject to the Grantors' prior obligations to take actions requested by the collateral agent under the First Lien Security Agreement), except in each case where the failure to do so could not reasonably be expected to have a material adverse effect on the financial condition or results of operations of the Grantor and its Subsidiaries, taken as a whole; and

(ii) furnish to the Collateral Agent promptly upon receipt thereof copies of all material notices, requests and other documents related to any breach thereof received by such Grantor under or pursuant to the Assigned Agreements to which it is a party, and from time to time furnish to the Collateral Agent such information and reports regarding the Assigned Agreements and such other Collateral of such Grantor as the Collateral Agent may reasonably request.

(b) Each Grantor agrees that it will not, except to the extent otherwise permitted or not prohibited under the Indenture:

(i) cancel or terminate any Assigned Agreement to which it is a party or consent to or accept any cancellation or termination thereof;

(ii) amend, amend and restate, supplement or otherwise modify any such Assigned Agreement or give any consent, waiver or approval thereunder;

(iii) waive any default under or breach of any such Assigned Agreement; or

(iv) take any other action in connection with any such Assigned Agreement that would impair the value of the interests or rights of such Grantor thereunder or that would impair the interests or rights of any Holder.

(c) Each Grantor hereby consents on its behalf and on behalf of its Subsidiaries to the assignment and pledge to the Collateral Agent for benefit of the Holders of each Assigned Agreement to which it is a party by any other Grantor hereunder.

Section 16. As to Letter-of-Credit Rights. (a) Each Grantor, by granting a security interest in its Receivables consisting of letter-of-credit rights to the Collateral Agent, intends to (and hereby does) assign to the Collateral Agent its rights (including its contingent rights) to the proceeds of all Related Contracts consisting of letters of credit of which it is or hereafter becomes a beneficiary or assignee. Each Grantor will promptly use commercially reasonable efforts to cause the issuer of each letter of credit (other than letters of credit the face amount of which does not exceed $1,000,000 or $5,000,000 in the aggregate for all such letters of credit) and each nominated person (if any) with respect thereto to consent to such assignment of the proceeds thereof pursuant to a consent in substantially the form of the Consent to Assignment of Letter of Credit Rights in form and substance satisfactory to the Collateral Agent and deliver written evidence of such consent to the Collateral Agent.

(b) Upon the occurrence of a Default under Section 6.01(a), (b) or (h) of the Indenture or Event of Default, each Grantor will, promptly upon request by the Collateral Agent (Collateral Agent has no obligation to request), subject to the Grantors' prior obligations under the First Lien Security Agreement and the Intercreditor Agreement, (i) notify (and such Grantor hereby authorizes the Collateral Agent to notify), the issuer and each nominated person with respect to each of the Related Contracts consisting of letters of credit that the proceeds thereof have been assigned to the Collateral Agent hereunder and any payments due or to become due in respect thereof are to be made directly to the Collateral Agent or its designee and (ii) arrange for the Collateral Agent to become the transferee beneficiary of letter of credit.

Section 17. Commercial Tort Claims. Each Grantor will promptly give notice to the Collateral Agent of any commercial tort claim in excess of $1,000,000 that may arise after the date hereof and will immediately execute or otherwise authenticate a supplement to this Agreement, and otherwise take all necessary action, to subject such commercial tort claim to the second priority security interest created under this Agreement.

Section 18. Transfers and Other Liens; Additional Shares. (a) Each Grantor agrees that it will not (i) sell, assign or otherwise dispose of, or grant any option with respect to, any of the Collateral, other than sales, assignments and other dispositions of Collateral, and options relating to Collateral, permitted under the terms of the Indenture, or (ii) create or suffer to exist any Lien upon or with respect to any of the Collateral of such Grantor except for the pledge, assignment and security interest created under this Agreement and Liens permitted under the Indenture.

(b) Each Grantor agrees that it will (i) cause each issuer of the Pledged Equity pledged by such Grantor not to issue any Equity Interests or other securities in addition to or in substitution for the Pledged Equity issued by such issuer, except to such Grantor, and (ii) pledge hereunder, immediately upon its acquisition (directly or indirectly) thereof, any and all additional Equity Interests or other securities.

Section 19. Collateral Agent Appointed Attorney in Fact. Each Grantor hereby irrevocably appoints the Collateral Agent such Grantor's attorney in fact, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from time to time, upon the occurrence and during the continuance of a Default, in the Collateral Agent's discretion, to take any action and to execute any necessary instrument, including those that the

Collateral Agent may deem necessary or advisable, to accomplish the purposes of this Agreement, including, without limitation, and subject to the first priority liens granted under the First Lien Security Agreement and the Intercreditor Agreement:

(a) to obtain and adjust insurance required to be paid to the Collateral Agent pursuant to Section 11,

(b) upon the occurrence and during the continuance of an Event of Default, to ask for, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral,

(c) upon the occurrence and during the continuance of an Event of Default, to receive, indorse and collect any drafts or other instruments, documents and chattel paper, in connection with clause (a) or (b) above, and

(d) upon the occurrence and during the continuance of an Event of Default, to file any claims or take any action or institute any proceedings that the Collateral Agent may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce compliance with the terms and conditions of any Assigned Agreement or the rights of the Collateral Agent with respect to any of the Collateral.

Section 20. Collateral Agent May Perform. If any Grantor fails to perform any agreement contained herein, upon the occurrence and during the continuance of an Event of Default, the Collateral Agent may, and subject to the first priority liens granted under the First Lien Security Agreement and the Intercreditor Agreement, but without any obligation to do so and without notice, itself perform, or cause performance of, such agreement, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by such Grantor under Section 23.

Section 21. The Collateral Agent's Duties. (a) The powers conferred on the Collateral Agent hereunder are solely to protect the Holders' interest in the Collateral and shall not impose any duty upon it to exercise any such powers. The Collateral Agent shall have all the same rights as the Trustee under Article 12.01 of the Indenture to the extent not otherwise expressly set forth herein. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Collateral Agent shall have no duty as to any Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not any Holder has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Collateral. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which other collateral agents accord similar property.

(b) Anything contained herein to the contrary notwithstanding, the Collateral Agent may from time to time, when the Collateral Agent deems it to be necessary, appoint one or more subagents (each a "***Subagent***") for the Collateral Agent hereunder with respect to all or any part of the Collateral. In the event that the Collateral Agent so appoints any Subagent with respect to any Collateral, (i) the assignment and pledge of such Collateral and the security interest granted in such Collateral by each Grantor hereunder shall be deemed for purposes of this Agreement to have been made to such Subagent, in addition to the Collateral Agent, for the ratable benefit of the Holders, as security for the Secured Obligations of such Grantor, (ii) such Subagent shall automatically be vested, in addition to the Collateral Agent, with all rights, powers, privileges, interests and remedies of the Collateral Agent hereunder with respect to such Collateral, and (iii) the term "Collateral Agent," when used herein in relation to any rights, powers, privileges, interests and remedies of the Collateral Agent with respect to such Collateral, shall include such Subagent; *provided, however*, that no such Subagent shall be authorized to take any action with respect to any such Collateral unless and except to the extent expressly authorized in writing by the Collateral Agent.

(c) Anything herein to the contrary notwithstanding, the Collateral Agent shall not be obligated to require any Grantor, and no Grantor shall be required, to take actions to perfect the security interest granted herein in any Collateral as to which the Collateral Agent determines, in its reasonable discretion, that the cost of perfecting such security interest is excessive in light of the value of the security to be afforded by such Collateral.

Section 22. Remedies. If any Event of Default shall have occurred and be continuing, subject to the rights of the holders of first priority liens and the terms of the Intercreditor Agreement:

(a) The Collateral Agent may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a Holder upon default under the UCC (whether or not the UCC applies to the affected Collateral) and also may: (i) require each Grantor to, and each Grantor hereby agrees that it will at its expense and upon request of the Collateral Agent forthwith, assemble all or part of the Collateral as directed by the Collateral Agent and make it available to the Collateral Agent at a place and time to be designated by the Collateral Agent that is reasonably convenient to both parties; (ii) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Collateral Agent's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Collateral Agent may deem commercially reasonable; (iii) occupy any premises owned or leased by any of the Grantors where the Collateral or any part thereof is assembled or located for a reasonable period in order to effectuate its rights and remedies hereunder or under law, without obligation to such Grantor in respect of such occupation; and (iv) exercise any and all rights and remedies of any of the Grantors under or in connection with the Collateral, or otherwise in respect of the Collateral, including, without limitation, (A) any and all rights of such Grantor to demand or otherwise require payment of any amount or performance of any provision of, the Assigned Agreements, the Receivables, the Related Contracts and the other Collateral, (B) withdraw, or cause or direct the withdrawal, of all funds with respect to the Account Collateral and (C) exercise all other rights and remedies with respect to the Assigned Agreements, the Receivables, the Related Contracts and the other Collateral, including, without limitation, those set forth in Section 9-607 of the UCC. Each Grantor agrees that, to the extent notice of sale shall be required by law, at least ten days' notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(b) Any cash held by or on behalf of the Collateral Agent and all cash proceeds received by or on behalf of the Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Collateral Agent, be held by the Collateral Agent as collateral for, and/or then or at any time thereafter applied (after payment of any amounts payable to the Collateral Agent pursuant to Section 23) in whole or in part by the Collateral Agent for the ratable benefit of the Holders against, all or any part of the Secured Obligations, in the following manner:

(i) *first*, (x) paid to the Trustee, in its capacity as such, its agents and attorneys for amounts due under Section 7.07, including payment of all compensation, expense, indemnity and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection and (y) paid to the Collateral Agent, in its capacity as such, its agents and attorneys for amounts due under Section 7.07, including payment of all compensation, expense, indemnity and liabilities incurred, and all advances made, by the Collateral Agent and the costs and expenses of collection; and

(ii) *second*, to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, interest and Additional Interest, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest and Additional Interest, if any, respectively.

Any surplus of such cash or cash proceeds held by or on the behalf of the Collateral Agent and remaining after payment in full of all the Secured Obligations shall be paid over to the applicable Grantor or to whomsoever may be lawfully entitled to receive such surplus.

(c) Subject to Grantors' prior obligations under the First Lien Security Agreement and the Intercreditor Agreement, all payments received by any Grantor under or in connection with any Assigned Agreement or otherwise in respect of the Collateral shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement).

(d) The Collateral Agent may, without notice to any Grantor except as required by law and at any time or from time to time, charge, set off and otherwise apply all or any part of the Secured Obligations against any funds held with respect to the Account Collateral or in any other deposit account.

(e) Subject to the Intercreditor Agreement, the Collateral Agent may send to each bank, securities intermediary or issuer party to any Deposit Account Control Agreement, Securities Account Control Agreement or Uncertificated Security Control Agreement a "Notice of Exclusive Control" as defined in and under such Agreement.

(f) In the event of any sale or other disposition of any of the Intellectual Property Collateral of any Grantor, the goodwill symbolized by any Trademarks subject to such sale or other disposition shall be included therein, and such Grantor shall supply to the Collateral Agent or its designee such Grantor's know-how and expertise, and documents and things relating to any Intellectual Property Collateral subject to such sale or other disposition, and such Grantor's customer lists and other records and documents relating to such Intellectual Property Collateral and to the manufacture, distribution, advertising and sale of products and services of such Grantor.

(g) The Collateral Agent is authorized, in connection with any sale of the Security Collateral pursuant to this Section 22, to deliver or otherwise disclose to any prospective purchaser of the Security Collateral: (i) any registration statement or prospectus, and all supplements and amendments thereto, prepared pursuant to subsection (f)(i) above; (ii) any information and projections provided to it pursuant to subsection (f)(iv) above; and (iii) any other information in its possession relating to such Security Collateral.

(h) Each Grantor acknowledges the impossibility of ascertaining the amount of damages that would be suffered by the Holders by reason of the failure by such Grantor to perform any of the covenants contained in subsection (f) above and, consequently, agrees that, if such Grantor shall fail to perform any of such covenants, other than because of compliance with the First Lien Security Agreement and the Intercreditor Agreement, it will pay, as liquidated damages and not as a penalty, an amount equal to the value of the Security Collateral on the date the Collateral Agent shall demand compliance with subsection (f) above.

Section 23. Indemnity and Expenses. (a) Each Grantor agrees to indemnify, defend and save and hold harmless the Collateral Agent, each Holder and each of their Affiliates and their respective officers, directors, employees, agents and advisors (each, an "***Indemnified Party***") from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or resulting from this Agreement (including, without limitation, enforcement of this Agreement), except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. This indemnity shall survive final payment of the Notes, resignation or removal of the Collateral Agent and termination of this Agreement.

(b) Each Grantor will upon demand pay to the Collateral Agent the amount of any and all reasonable expenses, including, without limitation, the reasonable fees and expenses of its counsel and of any experts and agents and sub-agents, that the Collateral Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from or other realization upon, any of the Collateral of such Grantor, (iii) the exercise or enforcement of any of the rights of the Collateral Agent or the other Holders hereunder or (iv) the failure by such Grantor to perform or observe any of the provisions hereof.

Section 24. Amendments; Waivers; Additional Grantors; Etc.(a) Subject to the Intercreditor Agreement, no amendment or waiver of any provision of this Agreement, and no consent to any departure by any Grantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Collateral Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No failure on the part of the Collateral Agent or any other Holder to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.

(b) Upon the execution and delivery by any Person of a security agreement supplement in substantially the form of Exhibit C hereto (each a "***Security Agreement Supplement***"), such Person shall be referred to as an "***Additional Grantor***" and shall be and become a Grantor hereunder, and each reference in this Agreement and the other Note Documents to "Grantor" shall also mean and be a reference to such Additional Grantor, each reference in this Agreement and the other Note Documents to the "Collateral" shall also mean and be a reference to the Collateral granted by such Additional Grantor and each reference in this Agreement to a Schedule shall also mean and be a reference to the schedules attached to such Security Agreement Supplement.

Section 25. Notices, Etc. All notices and other communications provided for hereunder shall be either (i) in writing (including telecopier communication) and mailed, telecopied or otherwise delivered, in the case of the Company or the Collateral Agent, addressed to it at its address specified in the Indenture and, in the case of each Grantor other than the Company, addressed to it at its address set forth opposite such Grantor's name on the signature pages hereto or on the signature page to the Security Agreement Supplement pursuant to which it became a party hereto; or, as to any party, at such other address as shall be designated by such party in a written notice to the other parties. All such notices and other communications shall, when mailed or telecopied, be effective when deposited in the mails, telecopied, or otherwise delivered (or confirmed by a signed receipt), respectively, addressed as aforesaid; except that notices and other communications to the Collateral Agent shall not be effective until received by the Collateral Agent. Delivery by telecopier of an executed counterpart of any amendment or waiver of any provision of this Agreement or of any Security Agreement Supplement or Schedule hereto shall be effective as delivery of an original executed counterpart thereof.

Section 26. Continuing Security Interest; Assignments under the Indenture. This Agreement shall create a continuing security interest in the Collateral and shall (a) remain in full force and effect until the latest of (i) the payment in full in cash of the Secured Obligations, (ii) the defeasance or discharge of the Secured Obligations pursuant to Section 11.01 or Article Eight, respectively, of the Indenture and (iii) the final maturity date specified in the Notes, (b) be binding upon each Grantor, its successors and assigns and (c) inure, together with the rights and remedies of the Collateral Agent hereunder, to the benefit of the Holders and their respective successors, transferees and assigns. Without limiting the generality of the foregoing clause (c), any Holder may assign or otherwise transfer all or any portion of its rights and obligations under the Indenture to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Holder herein or otherwise, in each case as provided in Section 2.07 of the Indenture.

Section 27. Release; Termination. (a) Upon any sale, lease, transfer or other disposition of any item of Collateral of any Grantor not prohibited by the terms of the Note Documents (other than sales of Inventory in the ordinary course of business), the Collateral Agent will, at such Grantor's expense, execute and deliver to such Grantor such documents as such Grantor shall prepare and reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted hereby; *provided, however*, that (i) at the time of such request and such release no Default shall have occurred and be continuing, (ii) such Grantor shall have delivered to the Collateral Agent, at least ten Business Days prior to the date of the proposed release, a written request for release describing the item of Collateral and the terms of the sale, lease, transfer or other disposition in reasonable detail, including, without limitation, the price thereof and any expenses in connection therewith, together with a form of release for execution by the Collateral Agent and a certificate of such Grantor to the effect that the transaction is not prohibited by the Note Documents and as to such other matters as the Collateral Agent may request and (iii) the proceeds of any such sale, lease, transfer or other disposition required to be applied, or any payment to be made in connection therewith, in accordance with Section 4.10 of the Indenture shall, to the extent so required, be paid or made to, or in accordance with the instructions of, the Collateral Agent when and as required under Section 4.10 of the Indenture.

(b) Notwithstanding any provision to the contrary set forth in clause (a) of this Section 27, at such time as (i) the First Priority Lien Obligations have been satisfied in full in cash in accordance with the terms thereof and all commitments and letters of credit thereunder have been terminated or (ii) the holders of the First Priority Liens have released their First Priority Liens on all or any portion of the Collateral, the assignment and security interest granted by this Agreement (the "***Second Priority Liens***") will also be automatically released to the same extent; *provided, however*, that (x) in the case of clause (i) of this sentence, in the event that an Event of Default shall have occurred and be continuing as of the date on which the First Priority Lien Obligations are repaid in full and terminated as described in clause (i), the Second Priority Liens on the Collateral will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First Priority Lien Obligations secured by the Collateral and, thereafter, the Trustee (acting at the direction of the Holders of a majority in outstanding principal amount of Notes) will have the right to direct the Collateral Agent to foreclose upon the Collateral (but, in such event, the Second Priority Liens will be released when such Event of Default and all other Events of Default under this Indenture shall cease to exist), and (y) in the case of clause (ii) of this sentence, if the First Priority Lien Obligations (or any portion thereof) are thereafter secured by assets that would constitute Collateral, the Notes will then be secured by the Second Priority Liens on such Collateral, to the same extent provided pursuant to the Security Documents. If the Company subsequently Incurs obligations under the Credit Agreement or other First Priority Lien Obligations which are secured by assets of the Company or the Guarantors of the type constituting Collateral, then the Second Priority Lien Obligations will be secured at such time by a Second Priority Lien on the collateral securing such First Priority Lien Obligations to the same extent provided by this Agreement.

(c) Notwithstanding any provision to the contrary set forth in clause (a) of this Section 27, the Second Priority Liens will be released automatically and without the need for any further action by any Person (so long as such release is in compliance with the Trust Indenture Act):

(i) as to all of the Collateral, upon payment in full of the principal of, and accrued and unpaid interest (including Additional Interest) and premium, if any, on the Notes;

(ii) as to all of the Collateral, upon discharge of the Notes in accordance with the provisions described under Article Eight of the Indenture or Section 11.01 of the Indenture;

(iii) as to any property or assets constituting Collateral that is sold, transferred or otherwise disposed of by the Company or any of its subsidiaries in a transaction not prohibited by this Indenture, at the time of such sale, transfer or disposition; and

(iv) as to any property constituting Collateral that is owned or by a Guarantor that has been released from its obligations under its Note Guarantee in accordance with Section 4.17(f) of the Indenture, concurrently with the release of such Guarantee.

Section 28. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

Section 29. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

PREGIS CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
c/o AEA Investors LLC
Park Avenue Tower
65 East 55th Street
New York, NY 10022

PREGIS HOLDING II CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

PACTIV INNOVATIVE PACKING INC.

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

HEXACOMB CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

PREGIS MANAGEMENT CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Pregis Security Agreement (Second Lien)

THE BANK OF NEW YORK, as
Collateral Agent

By /s/ Patricia Phillips-Coward

Name: Patricia Phillips-Coward
Title: Assistant Vice President

Pregis Security Agreement (Second Lien)

Exhibit A to the
Second Lien Security Agreement

FORM OF INTELLECTUAL PROPERTY SECURITY AGREEMENT[1]

This INTELLECTUAL PROPERTY SECURITY AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***IP Security Agreement***") dated __________, 2005, is made by the Persons listed on the signature pages hereof (collectively, the "***Grantors***") in favor of The Bank of New York ("***BONY***"), as Trustee and as Collateral Agent (the "***Collateral Agent***") for the Holders (as defined in the Indenture referred to below).

WHEREAS, PREGIS CORPORATION, a Delaware corporation (the "***Company***"), has entered into a Floating Rate Indenture dated October 12, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Indenture***") among the Company, the Guarantors party thereto, the Collateral Agent and RSM Robson Rhodes LLP, as Irish Paying Agent. Terms defined in the Indenture and not otherwise defined herein are used herein as defined in the Indenture.

WHEREAS, each Grantor has executed and delivered that certain Second Lien Security Agreement dated October 12, 2005 made by the Grantors to BONY, as collateral agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Security Agreement***"). Terms defined in the Security Agreement and not otherwise defined herein are used herein as defined in the Security Agreement.

WHEREAS, under the terms of the Security Agreement, the Grantors have granted to the Collateral Agent, for the ratable benefit of the Holders, a second priority security interest in, among other property, certain intellectual property of the Grantors, and have agreed as a condition thereof to execute this IP Security Agreement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor agrees as follows:

---

1 Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the Collateral Agent pursuant to this Agreement are expressly subject and subordinate to the liens and security interests granted to (a) Credit Suisse, as collateral agent (and its permitted successors), for the benefit of the lenders referred to below, pursuant to the First Lien Security Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time), from Pregis Corporation, Pregis Holding II Corporation and the other "Grantors" referred to therein, in favor of Credit Suisse, as collateral agent, and (ii) the exercise of any right or remedy by the Collateral Agent hereunder is subject to the limitations and provisions of the Intercreditor Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the "Intercreditor Agreement"), by and among Credit Suisse, as Intercreditor Agent, Pregis Corporation, Pregis Holding Corporation and the subsidiaries party thereto. In the event of any conflict between the terms of the Intercreditor Agreement and the terms of this Agreement, the terms of the Intercreditor Agreement shall govern.

SECTION 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent for the ratable benefit of the Holders a security interest in all of such Grantor's right, title and interest in and to the following (the "***Collateral***"):

(i) the patents and patent applications set forth in Schedule A hereto (the "***Patents***");

(ii) the trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby (the "***Trademarks***");

(iii) all copyrights, whether registered or unregistered, now owned or hereafter acquired by such Grantor, including, without limitation, the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto (the "***Copyrights***");

(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(v) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral of or arising from any of the foregoing.

SECTION 2. Security for Obligations. The grant of a security interest in, the Collateral by each Grantor under this IP Security Agreement secures the payment of all Obligations of such Grantor now or hereafter existing under or in respect of the Note Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise. Without limiting the generality of the foregoing, this IP Security Agreement secures, as to each Grantor, the payment of all amounts that constitute part of the Secured Obligations and that would be owed by such Grantor to any Holder under the Note Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Grantor.

SECTION 3. Recordation. Each Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer record this IP Security Agreement.

SECTION 4. Execution in Counterparts. This IP Security Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been entered into in conjunction with the provisions of the Security Agreement. Each Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 6. Governing Law. This IP Security Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, each Grantor has caused this IP Security Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

PREGIS CORPORATION

By ______________________

Name:
Title:

Address for Notices:

____

____

____

PREGIS HOLDING II CORPORATION

By ______________________

Name:
Title:

Address for Notices:

____

____

____

PREGIS MANAGEMENT CORPORATION

By ______________________

Name:
Title:

Address for Notices:

____

____

____

PACTIV PROTECTIVE PACKAGING INC.

By ________________________

Name:
Title:

Address for Notices:

____

____

____

HEXACOMB CORPORATION

By ________________________

Name:
Title:

Address for Notices:

____

____

____

Exhibit B to the
Second Lien Security Agreement

FORM OF INTELLECTUAL PROPERTY SECURITY AGREEMENT SUPPLEMENT[1]

This INTELLECTUAL PROPERTY SECURITY AGREEMENT SUPPLEMENT (this "***IP Security Agreement Supplement***") dated __________, 200_, is made by the Person listed on the signature page hereof (the "***Grantor***") in favor of THE BANK OF NEW YORK ("***BONY***"), as Trustee (the "***Trustee***") and as Collateral Agent (the "***Collateral Agent***") for the Holders (as defined in the Indenture referred to below).

WHEREAS, PREGIS CORPORATION, a Delaware corporation (the "***Company***"), has entered into a Floating Rate Indenture dated October 12, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Indenture***") among the Company, the Guarantors party thereto, BONY as Trustee and Robson Rhodes LLP, as Irish Paying Agent. Terms defined in the Indenture and not otherwise defined herein are used herein as defined in the Indenture.

WHEREAS, pursuant to the Indenture, the Grantor and certain other Persons have executed and delivered that certain Second Lien Security Agreement dated __________, 2005 made by the Grantor and such other Persons to the Collateral Agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Security Agreement***") and that certain Intellectual Property Security Agreement dated __________, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***IP Security Agreement***").

WHEREAS, under the terms of the Security Agreement, the Grantor has granted to the Collateral Agent, for the ratable benefit of the Holders, a second priority security interest in the Additional Collateral (as defined in Section 1 below) of the Grantor and has agreed as a condition thereof to execute this IP Security Agreement Supplement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.

---

1 Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the Collateral Agent pursuant to this Agreement are expressly subject and subordinate to the liens and security interests granted to (a) Credit Suisse, as collateral agent (and its permitted successors), for the benefit of the lenders referred to below, pursuant to the First Lien Security Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time), from Pregis Corporation, Pregis Holding II Corporation and the other "Grantors" referred to therein, in favor of Credit Suisse, as collateral agent, and (ii) the exercise of any right or remedy by the Collateral Agent hereunder is subject to the limitations and provisions of the Intercreditor Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the "Intercreditor Agreement"), by and among Credit Suisse, as Intercreditor Agent, Pregis Corporation, Pregis Holding Corporation and the subsidiaries party thereto. In the event of any conflict between the terms of the Intercreditor Agreement and the terms of this Agreement, the terms of the Intercreditor Agreement shall govern.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor agrees as follows:

SECTION 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent, for the ratable benefit of the Holders, a security interest in all of such Grantor's right, title and interest in and to the following (the "*Collateral*"):

(i) the patents and patent applications set forth in Schedule A hereto (the "*Patents*");

(ii) the trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby (the "*Trademarks*");

(iii) the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto (the "*Copyrights*");

(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(v) all any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the foregoing or arising from any of the foregoing.

SECTION 2. Security for Obligations. The grant of a security interest in the Additional Collateral by the Grantor under this IP Security Agreement Supplement secures the payment of all Obligations of the Grantor now or hereafter existing under or in respect of the Note Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise.

SECTION 3. Recordation. The Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer to record this IP Security Agreement Supplement.

SECTION 4. Grants, Rights and Remedies. This IP Security Agreement Supplement has been entered into in conjunction with the provisions of the Security Agreement.

The Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the Additional Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 5. Governing Law. This IP Security Agreement Supplement shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the Grantor has caused this IP Security Agreement Supplement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

By ________________________

Name:
Title:

Address for Notices:

____

____

____

Exhibit C to the
Second Lien Security Agreement

FORM OF SECURITY AGREEMENT SUPPLEMENT[1]

[Date of Security Agreement Supplement]

The Bank of New York, as the Collateral Agent for
the Holders referred to in the
Indenture referred to below

____

____

Attn: ______

Pregis Corporation

Ladies and Gentlemen:

Reference is made to (i) the Indenture dated as of October 12, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Indenture***"), among Pregis Corporation, a Delaware corporation, as the Issuer, the guarantors referred to therein, The Bank of New York, as Collateral Agent (together with any successor Collateral Agent appointed pursuant to Article XIII of the Indenture, the "***Collateral Agent***") and RSM Robson Rhodes LLP, as Irish Paying Agent, and (ii) the Second Lien Security Agreement dated October 12, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Security Agreement***") made by the Grantors from time to time party thereto in favor of the Collateral Agent for the Holders. Terms defined in the Indenture or the Security Agreement and not otherwise defined herein are used herein as defined in the Indenture or the Security Agreement.

SECTION 1. Grant of Security. The undersigned hereby grants to the Collateral Agent, for the ratable benefit of the Holders, a security interest in all of its right, title and interest in and to the following, in each case whether now owned or hereafter acquired by the undersigned, wherever located and whether now or hereafter existing or arising (collectively, the undersigned's "***Collateral***"): all Equipment, Inventory, Receivables, Related Contracts, Security

---

1 Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the Collateral Agent pursuant to this Agreement are expressly subject and subordinate to the liens and security interests granted to (a) Credit Suisse, as collateral agent (and its permitted successors), for the benefit of the lenders referred to below, pursuant to the First Lien Security Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time), from Pregis Corporation, Pregis Holding II Corporation and the other "Grantors" referred to therein, in favor of Credit Suisse, as collateral agent, and (ii) the exercise of any right or remedy by the Collateral Agent hereunder is subject to the limitations and provisions of the Intercreditor Agreement dated as of October 12, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the "Intercreditor Agreement"), by and among Credit Suisse, as Intercreditor Agent, Pregis Corporation, Pregis Holding Corporation and the subsidiaries party thereto. In the event of any conflict between the terms of the Intercreditor Agreement and the terms of this Agreement, the terms of the Intercreditor Agreement shall govern.

Collateral (including, without limitation, the shares of stock and other Equity Interests set forth on Part I of Schedule I hereto, the indebtedness set forth on Part II of Schedule I hereto, but only to the extent that the inclusion of such capital stock or other securities will mean that the par value, book value as carried by the Company, or market value (whichever is greatest) of such capital stock or other securities of any Subsidiary is not equal to or greater than 20% of the aggregate principal amount of Notes outstanding, and the securities and securities/deposit accounts set forth on Schedule II hereto), Agreement Collateral (including, without limitation, each of the agreements listed on Schedule III hereto), Account Collateral (including, without limitation, the deposit accounts set forth on Schedule IV hereto), Intellectual Property Collateral, Commercial Tort Claims Collateral (including, without limitation, the commercial tort claims described in Schedule V hereto), all books and records (including, without limitation, customer lists, credit files, printouts and other computer output materials and records) of the undersigned pertaining to any of the undersigned's Collateral, and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the undersigned's Collateral (including, without limitation, proceeds, collateral and supporting obligations that constitute property of the types described in this Section 1) and, to the extent not otherwise included, all (A) payments under insurance (whether or not the Collateral Agent is the loss payee thereof), or any indemnity, warranty or guaranty, payable by reason of loss or damage to or otherwise with respect to any of the foregoing Collateral, and (B) cash.

SECTION 2. Security for Obligations. The grant of a security interest in, the Collateral by the undersigned under this Security Agreement Supplement and the Security Agreement secures the payment of all Obligations of the undersigned now or hereafter existing under or in respect of the Note Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise. Without limiting the generality of the foregoing, this Security Agreement Supplement and the Security Agreement secures the payment of all amounts that constitute part of the Secured Obligations and that would be owed by the undersigned to any Holder under the Note Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Grantor.

SECTION 3. Representations and Warranties. (a) The undersigned's exact legal name, location, chief executive office, type of organization, jurisdiction of organization and organizational identification number is set forth in Schedule VI hereto. The undersigned has no trade names other than as listed on Schedule IV hereto. Within the five years preceding the date hereof, the undersigned has not changed its name, location, chief executive office, type of organization, jurisdiction of organization or organizational identification number from those set forth in Schedule VI hereto except as set forth in Schedule VII hereto.

(b) All of the Equipment and Inventory of the undersigned are located at the places specified therefor in Schedule VIII hereto. Within the five years preceding the date hereof, the undersigned has not changed the location of its Equipment or Inventory except as set forth in Schedule VII hereto.

(c) The undersigned is not a beneficiary or assignee under any letter of credit, other than the letters of credit described in Schedule IX hereto.

(d) The undersigned hereby makes each other representation and warranty set forth in Section 8 of the Security Agreement with respect to itself and the Collateral granted by it.

SECTION 4. Obligations Under the Security Agreement. The undersigned hereby agrees, as of the date first above written, to be bound as a Grantor by all of the terms and provisions of the Security Agreement to the same extent as each of the other Grantors. The undersigned further agrees, as of the date first above written, that each reference in the Security Agreement to an "Additional Grantor" or a "Grantor" shall also mean and be a reference to the undersigned, that each reference to the "Collateral" or any part thereof shall also mean and be a reference to the undersigned's Collateral or part thereof, as the case may be, and that each reference in the Security Agreement to a Schedule shall also mean and be a reference to the schedules attached hereto.

SECTION 5. Governing Law. This Security Agreement Supplement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[NAME OF ADDITIONAL GRANTOR]

By ____________________

Name:
Title:

Address for notices:

____

____

____

EX-10.4 20 dex104.htm SENIOR PLEDGE AGREEMENT

EXHIBIT 10.4

Dated 12 October 2005

BETWEEN

PREGIS CORPORATION

as the Pledgor

AND

CREDIT SUISSE

as the Security Agent

SENIOR PLEDGE AGREEMENT

OOSTVOGELS PFISTER ROEMERS

AVOCATS A LA COUR

THIS AGREEMENT is made

BETWEEN:

1) **PREGIS CORPORATION**, a corporation incorporated in the State of Delaware, with registered office at Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, United States of America, registered under the U.S federal tax id number 20-3103585, hereinafter referred to as the "**Pledgor**"; and

2) **CREDIT SUISSE, Cayman Islands Branch**, having its registered office Eleven Madison Avenue New York, New York 10010, United States of America, hereinafter referred to as the "**Security Agent**" or the "**Pledgee**";

AND IN THE PRESENCE OF

3) **Pregis (Luxembourg) Holding Sàrl**, a *société à responsabilité limitée* incorporated under Luxembourg law, with registered office at 9, rue Schiller, L-2519 Luxembourg (Grand Duchy of Luxembourg), having a share capital of EUR 822,500.- and registered with the Luxembourg trade and companies register under number B 110 438, hereinafter referred to as the "**Company**".

WHEREAS

A. Pursuant to a Credit Agreement (as defined below) the Lenders (as defined in the Credit Agreement) have agreed to make available to the Borrower certain term loan and revolving credit facilities (the "Facilities"; each time as defined in the Credit Agreement);

B. It is a condition precedent to the Lenders making available the Facilities that the Pledgor enters into this Pledge Agreement in order to secure payment and discharge of the Secured Obligations (as defined below);

C. In consideration of the above, the parties have agreed to enter into and execute this Pledge Agreement on the following terms:

THE PARTIES AGREE AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

1.1 Interpretation

In this Pledge Agreement, unless the context otherwise requires:

(a) a reference to a person is, where relevant, deemed to be a reference to or to include, as appropriate, their respective successors, permitted assignees or transferees;

(b) references to Clauses and Schedules are references to, respectively, Clauses of and Schedules to this Pledge Agreement and references to this Pledge Agreement include its Schedules;

(c) a reference to any agreement (including without limitation, any of the Loan Documents), is to be construed as a reference to that agreement as it may from time to time be amended, varied, supplemented, restated or novated but excluding for this purpose any amendment, variation, supplement or modification which is contrary to any provision of any of the Loan Documents;

(d) a reference to a law or statutory instrument or any provision thereof is to be construed as a reference to that law or statutory instrument or such provision thereof as the same may have been, or may from time to time hereafter be, amended or re-enacted;

(e) a time of day is a reference to Luxembourg time (unless otherwise specified);

(f) the headings in this Pledge Agreement are inserted for convenience only and are to be ignored in construing this Pledge Agreement;

(g) words importing the plural shall include the singular and vice versa; and

(h) unless otherwise defined in this Pledge Agreement words and expressions defined in the Credit Agreement shall bear the same meanings when used in this Pledge Agreement.

1.2 Definitions

When used in this Pledge Agreement:

"**Business Day**" means a day, other than a Saturday or Sunday, on which banks are open to the public in Luxembourg-City and New-York City.

"**Convertible Preferred Equity Certificates**" or "**CPEC**" means (i) the convertible preferred equity certificates issued by the Company and listed in Schedule A, and (ii) the convertible preferred equity certificates representing sixty-six (66) percent of any convertible preferred equity certificates to be issued by the Company after the date hereof and held at any moment by or for the account of the Pledgor.

"**Credit Agreement**" means the credit agreement dated 12 October 2005, as amended and restated from time to time, made between (inter alios), Pregis Corporation as Borrower, Pregis Holding II Corporation as Parent, the Subsidiary Guarantors named therein, the Lenders, Issuing Bank and Swing Line Bank,, Credit Suisse as Collateral Agent and Administrative Agent and Lehman Brothers Inc. as Syndication Agent (as defined in the Credit Agreement).

"**Debtor**" means the Company as debtor of the Receivables.

"**Default Rate**" means the rate of default interest specified in Section 2.07 (b) of the Credit Agreement.

"**Discharge Date**" means the latest to occur of (A) the payment in full in cash of the Secured Obligations, (B) the Termination Date and (C) the termination or expiration of all Letters of Credit and all Secured Hedge Agreements.

"**Enforcement Event**" means an Event of Default as defined in Article VI of the Credit Agreement.

"**First Lien Security Agreement**" means the agreement, in the agreed terms, entered into on 12 October 2005 between the Grantors named therein and Credit Suisse acting as Collateral Agent.

"**Promissory Notes**" means the promissory notes, in the agreed terms, issued on 12 October 2005 by Pregis (Luxembourg) Holding Sàrl as Maker and in favour of Pregis Corporation as Payee.

"**Pledge**" means the pledges created by this Pledge Agreement.

"**Receivables**" means all receivables in connection with the CPEC including any interest thereon.

"**Registers**" means the shareholders' register and the CPEC's register of the Company.

"**Related Rights**" means any dividend or other distribution paid or payable in relation to any Shares and any rights, moneys or property accruing or offered at any time in relation to any Shares by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise.

"**Secured Obligations**" has the meaning ascribed to such term in the Credit Agreement.

"**Security Assets**" means the Shares, the Related Rights, the Receivables, CPEC and the debt evidenced by the Promissory Notes as well as the rights of the Pledgor under the Promissory Notes.

"**Security Period**" means the date commencing on the date of this Pledge Agreement and ending on the Discharge Date.

"**Shares**" means all (i) the shares issued by the Company and listed in Schedule B, and (ii) the shares representing sixty-six (66) percent of the shares to be issued after the day thereof by the Company and held at any moment by or for the account of the Pledgor.

"**Voting Rights**" means the voting rights in relation to any of the Shares.

2. PLEDGE

The Pledgor hereby pledges in favor of the Pledgee, who accepts, for the benefit of itself and the other Secured Parties (as defined in the First Lien Credit Agreement), as security for the Secured Obligations, all the Security Assets that belong or will belong to the Pledgor.

The Pledge shall not be affected by the unused committed credit facility(ies) or temporary repayment of the credit facility(ies) nor by the partial fulfilment of the obligations under the Loan Documents.

Subject to Clause 16, the Pledge remains in full force and effect until the expiry of the Security Period.

It is expressly agreed between the Parties to this Pledge Agreement that all rights and claims of the Pledgee under this Pledge Agreement shall not be affected or discharged if the Pledgee or any of the other Secured Parties should agree to defer payments, to release any collateral given or to be given, to release Guarantors from their liability under their guarantee, or to conclude arrangements of whatsoever kind with the Pledgor or any other Secured Party.

The rights, powers and discretions of the Pledgee or the other Secured Parties herein are additional to and not exclusive of those provided by law, by any agreement with or any security in favor of the Pledgee or the other Secured Parties.

3. DISPOSSESSION

3.1 Shares and CPEC

The Parties hereto agree that, for the dispossession requirement, all the Shares and all the CPEC shall be transferred to the Pledgee by registration in the Registers on the page of the Pledgor.

All registered Shares and CPEC and held, now or at any moment hereafter, by the Pledgor shall be TRANSFERRED AS SECURITY to the Pledgee and registered as such in the Registers, in compliance with Article 5 (2) (c) of the law of 5 August 2005 on financial collateral arrangements.

The Pledgor undertakes to deliver evidence to the Pledgee of the registration of the Shares and the CPEC as a security in the Registers by way of an extract of the Registers evidencing the pledged Shares, the pledged CPEC in favour of the Pledgee by (i) fax on the date of the Pledge Agreement and (ii) registered mail within five Business Days of the date of the Pledge Agreement and (iii) fax on the date of any issue of further Shares and/or CPEC and (iv) registered mail within five Business Days of the date of any issue of further Shares and/or CPEC.

3.2 Receivables

The Parties hereto agree that, for the dispossession requirement, in compliance with Article 114 (3) of the Luxembourg Code of Commerce, the creation of the pledge on the Receivables under the CPEC shall be deemed notified to the Debtor by its acknowledgement and acceptance of this Pledge Agreement.

3.3 Rights of the Pledgor under the Promissory Notes

The Parties hereto agree that, for the dispossession requirement, in compliance with Article 5 (2) d) of the law of 5 August 2005 on financial collateral arrangements, the Pledgor shall proceed to the endorsement of each Promissory Note by using the following wording:

> *"For the purpose of Article 5 (2) d) of the law of 5 August 2005 on financial collateral arrangements, and pursuant to a pledge agreement dated [date] all rights owned by the Payee under this Promissory Note have been pledged in favour of Credit Suisse, acting as Security Agent."*

3.4 Implementation of the dispossession

The Parties grant all powers to any lawyer of Oostvogels Pfister Roemers, attorneys-at-law, to (i) record the pledge of the shares issued by the Company as provided for in this Pledge Agreement in the Company's shareholders register, (ii) to record the pledge of the CPECs as provided for in this Pledge Agreement in the CPECs register and (iii) to endorse the pledge of the rights of the Pledgor under the Promissory Notes as provided for in this Pledge Agreement.

4. RIGHTS ATTACHED TO THE PLEDGED SHARES

4.1 Dividends

Prior to the occurrence of an Enforcement Event all dividends or any other distributions (including by way of reduction of share premium) permitted under the Loan Documents in respect to the Shares will be distributed to the Pledgor and not to the Pledgee.

After the occurrence of an Enforcement Event all dividends or any other distributions (including by way of reduction of share premium) permitted under the Loan Documents in respect to the Shares shall be distributed to the Pledgee.

4.2 Voting Rights

Prior to the occurrence of an Enforcement Event the Pledgor will be entitled to exercise the Voting Rights attached to the Shares, provided that it shall not exercise those Voting Rights in contravention of any term of any Loan Document or in any manner which could reasonably be expected to have a Material Adverse Effect.

The Pledgee shall be entitled after the occurrence of an Enforcement Event, to exercise the Voting Rights in accordance with the provisions of article 9 of the law of 5 August 2005 on financial collateral arrangements in any manner the Pledgee deems fit for the purpose of protecting and/or enforcing its rights hereunder, including, as the case may be, for the purpose of Article 189 of the law of 10th August, 1915 concerning commercial companies. The Pledgor shall do whatever is necessary in order to ensure that the exercise of the Voting Rights in these circumstances is facilitated and becomes possible for the Pledgee, including the issuing of a written proxy in any form or any other document that the Pledgee may reasonably require for the purpose of the exercising the Voting Rights. After the occurrence of an Enforcement Event, all rights of the Pledgor to exercise the Voting Rights shall cease.

To the extent provided by the First Lien Security Agreement, the Pledgor hereby expressly acknowledges that the Pledgee shall be authorised to exercise the Voting Rights attached to the Shares in any manner necessary or useful for the purposes of ensuring the complete satisfaction of the Secured Obligations.

5. LIABILITIES

It is expressly agreed that, notwithstanding anything to the contrary herein contained, the Pledgor shall remain liable to observe and to perform all of the conditions and obligations assumed by it in respect of this Pledge and the Pledgee shall be under no obligation or liability by reason of or arising out of this Pledge, other than its gross negligence or wilful misconduct, except for the obligation to release the Pledge over the Security Assets after the expiry of the Security Period or as provided for in the Loan Documents.

The Pledgee shall not be required in any manner to perform or fulfil any obligations of the Pledgor in respect of the Security Assets or to make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by them, or to present or file any claim or take any other action to collect or enforce the payment of any amount to which the Pledgor may have been or to which it may be entitled hereunder at any time.

6. SPECIAL COVENANT TO PAY

The Pledgor hereby, as primary obligor and not merely as surety, covenants with the Pledgee (as agent and trustee as aforesaid) that it will pay or discharge the Secured Obligations on the due date therefore in the manner provided in the relevant Loan Document(s). Any amount not paid hereunder when due shall bear interest, within the limits of Article 1154 of the Luxembourg Civil Code, (before as well as after judgement and payable on demand) at the Default Rate from time to time from the due date until the date such amount is unconditionally and irrevocably paid and discharged in full, save to the extent that interest at such rate on such amount for such period is charged pursuant to the relevant Loan Document(s) and itself constitutes a Secured Obligation.

7. RIGHTS OF THE PLEDGEE

Until the expiry of the Security Period or the release of the Pledge hereunder, pursuant to Clause 16, the Pledgor shall not, after a claim has been made or by virtue of any payment made, security realised or moneys received hereunder for or on the account of the liabilities of any other party: -

(i) be subrogated to any rights, security or moneys held, received or receivable by the Pledgee or be entitled to any right of contribution or indemnity; or

(ii) claim, rank, prove or vote as a creditor of any party for its estate in competition with the Pledgee;

(iii) receive claims or have the benefit of payments, distributions or security from or on account of any party, or exercise any rights of set off as against such other party, other than as permitted by the Credit Agreement or hereunder.

Any release, discharge or settlement between the Pledgor and the Pledgee shall be conditional upon no security disposition or payment to the Pledgee or any other Secured Party being void or set aside or ordered to be refused and if such condition shall not be fulfilled, the Pledgee shall be entitled to enforce the security created by this Pledge Agreement as if such release, settlement or discharge had not occurred and any such payment had not been made.

To the extent provided by the First Lien Security Agreement, the Pledgee shall not be responsible for any loss occasioned by the timing of the exercise of its powers under this Pledge Agreement other than as a direct result of its gross negligence or wilful misconduct.

8. RIGHTS OF THE PLEDGOR

Until the occurrence of an Enforcement Event, the Parties hereto agree that any distributions permitted under the Loan Documents with respect to the CPEC, Receivables and Promissory Notes will be distributed to the Pledgor and not to the Pledgee.

Prior to the occurrence of an Enforcement Event the Pledgor will be entitled to exercise the rights attached to the CPECs and the Receivables, provided that it shall not exercise those rights in contravention of any term of any Loan Document or in any manner which could reasonably be expected to have a Material Adverse Effect.

After the occurrence of an Enforcement Event all distributions permitted under the Loan Documents with respect to the CPEC, Receivables and Promissory Notes shall be distributed to the Pledgee.

The Pledgor will not be entitled to transfer the Security Assets during the Security Period except as permitted under the terms of the Loan Documents.

9. REPRESENTATIONS, WARRANTIES, GENERAL RESTRICTIONS AND OBLIGATIONS

9.1 Representations and warranties

To whom made

The Pledgor makes the representations and warranties set out in this Article 9 to the Secured Parties.

Matters represented

(i) It and/or its nominee is and will remain the sole owner of the Security Assets.

(ii) It has not transferred, assigned, pledged or in any way encumbered except in favour of the Security Agent the Security Assets or any rights relating thereto other than pursuant to this Pledge Agreement or as permitted under the Credit Agreement.

(iii) Subject to any perfection requirement other than that considered under clause 3 hereof in connection with the Pledge of the Promissory Notes, this Pledge constitutes a valid security interest over the Security Assets and subject to statutory liens mandatorily preferred by law, is not subject to any prior or *pari passu* encumbrances.

(iv) Save as permitted by the Loan Documents, it will not take any action whereby the rights attaching to the Security Assets are altered or diluted excluding for the avoidance of doubt the rights to dividend or other distributions including by way of share premium reduction permitted by the Loan Documents.

(v) The Shares are fully paid and neither the Security Assets nor the Related Rights are subject to any options to purchase or similar rights of any person.

(vi) The pledged debt pledged by the Pledgor hereunder has been duly authorized, authenticated or issued and delivered, is the legal, valid and binding obligation of the Company thereof (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles relating to enforceability), is evidenced by one or more promissory notes and is not in default.

(vii) The Company has its place of principal management and its centre of main interests in Luxembourg and has no establishment abroad, in each case as such terms are defined in Council Regulation (EC) n° 1346/2000 of 29 May 2000 on insolvency proceedings or domestic Luxembourg law.

(viii) To the extend that the Company has established its registered office with a third party, the Company is in compliance with the law dated 31 May 1999 on the domiciliation of companies providing certain requirements for companies having established their registered office with a third party.

Times for making representations and warranties

The representations and warranties set out in this Article 9:

a) will survive the execution of each Loan Document and the making of each utilisation under the Loan Documents; and

b) are made on the date hereof and are deemed to be repeated on each day during the Security Period on which any of the representations and warranties set out in the Loan Documents are repeated, with reference to the facts and circumstances then existing.

9.2 General restrictions and obligations:

Except in accordance with the terms of the Credit Agreement or of this Pledge Agreement or with the written consent of the Pledgee, the Pledgor shall not, until the expiry of the Security Period or the total release of the Pledge:

(a) permit any person other than itself, the Pledgee or the Pledgee's nominee to be registered as holder of the Shares or of any part thereof; or

(b) create or permit to be outstanding any pledge over all or any of the Security Assets other than the Pledge created hereby; or

(c) sell, transfer, assign, lease, hire out, lend or otherwise dispose of any of the Security Assets or permit any person to do any such thing; or

(d) do or cause or permit to be done anything which may in any way depreciate, jeopardise or otherwise prejudice the value or marketability of any of its Security Assets in any material respect.

10. ENFORCEMENT

Following the occurrence of an Enforcement Event, the Pledgee shall be entitled to enforce the Pledge in the most favourable manner provided for by Luxembourg law. In particular, the Pledgee shall be authorized to:

- proceed to a private sale or appropriation of Security Assets in accordance with applicable legal provisions, and/or
- demand payment, transfer and delivery of the Security Assets and off-set the latter in view to satisfy the Secured Obligations, and/or
- proceed to the sale of the Security Assets on the stock exchange by public auction and by a public officer.

In case of a private appropriation of the Security Assets, the Security Assets shall be valued at market value, at the expense of the Pledgor, by an independent expert appointed by the parties hereto. Such Expert shall be an independent finance professional with sufficient experience in valuing the type of Security Asset under consideration. In the absence of agreement of the parties within 8 Business Days after the notification by the Pledgee to the Pledgor of its intention to privately appropriate the Security Assets, the Pledgee shall be entitled to request either from the President of the Luxembourg *Institut des Réviseurs d'Entreprises* or from the President of the Luxembourg district court, sitting in commercial matters, the appointment of such an expert.

The Pledgee shall apply the proceeds of the sale or realisation in paying the costs of that sale, disposal or realisation and in or towards the discharge of the Secured Obligations, in accordance with the terms of the Loan Documents.

With respect to pledged movable assets other than movable assets listed on the Luxembourg Stock Exchange or on a foreign stock exchange or negotiated on a regulated market recognised and open to the public, the Pledgee may sell the pledged movable assets on the stock exchange by public auction and by a public officer (as provided for by law).

With respect to Receivables, the Pledgee may enforce the Pledge by requesting payment from the Debtor to the Pledgee.

With respect to the Promissory Notes, at first demand of the Pledgee, the Pledgor shall remit forthwith the Promissory Notes to the Pledgee.

In compliance with Article 12 of the law of 5 August 2005 on financial collateral arrangements, upon a sale of the Shares in accordance with Clause 10 and as far as legally required and permitted, the general meeting of shareholders of the Company (a copy of the minutes of such meeting being enclosed substantially set out in the form of **Schedule C**) shall decide that the Security Agent and any affiliated company of the Security Agent as shown in the most recent consolidated balance sheet of the Security Agent, ("**the Affiliate**"), any successor or assignee to the Security Agent pursuant to Article 12 hereof and any other purchaser (together "**the Purchasers**") are accepted as shareholder of the Company, in case the Security Agent or a purchaser buy, appropriate or acquire or are attributed the Shares in any way (including as the result of a public auction).

The Pledgor further confirms that it has also decided, in as far as legally required and permitted, to accept any new shareholder who would acquire the Shares as the result of an enforcement of the Pledge over the Shares.

All moneys received from time to time by the Security Agent shall, after an Enforcement Event, subject to the discharge of any liabilities which have priority to the Secured Obligations be applied as follows:

(i) in the payment of all costs, charges, losses, liabilities and expenses of and incidental to the enforcement and the exercise of any receiver's or the Security Agent's rights as the case may be, including all outgoings properly paid by the receiver and/or the Security Agent and liabilities incurred by the receiver and/or the Security Agent as a result of such exercise;

(ii) in or towards discharge of the Secured Obligations in accordance with the Credit Agreement; and

(iii) in payment of any surplus to the Pledgor or other person entitled thereto.

The Pledgor shall indemnify the Pledgee, every independent expert and every attorney appointed pursuant hereto in respect of all liabilities and reasonable expenses incurred by the Pledgee, any such independent expert or any such attorney, in the execution of any rights, powers or discretions vested in the Pledgee or any such attorney pursuant hereto, save for liabilities and expenses arising from the gross negligence or wilful misconduct of the Pledgee or any such attorney.

To the extent provided by the First Lien Security Agreement, the Pledgee shall not be liable for any losses arising in connection with the exercise of any of its rights, powers or discretions hereunder save for liabilities and expenses arising from the gross negligence or wilful misconduct of the Pledgee.

In particular but not only, Paragraph 3 Article 12 of the law of 5 August 2005 on financial collateral arrangements shall apply to any enforcement of this Pledge by the Pledgee.

11. PARTIAL ENFORCEMENT

Subject to Clause 10 (Enforcement), the Pledgee shall have the right to request enforcement of the Pledge over all or part of the Security Assets in its absolute discretion. No action, choice or absence of action in this respect, or partial enforcement, shall in any manner affect the security interest/pledge created hereunder over the Security Assets, as it then shall be (and in particular those Shares which have not been subject to enforcement). The Pledge shall continue to remain in full and valid existence until full enforcement, discharge or termination hereof, as the case may be.

12. SECURITY AGENT

In all matters in connection with or in relation to or concerning this Pledge Agreement and all transactions, matters and things contemplated by this Pledge Agreement, the Secured Parties shall act through the Pledgee, or any successor appointed as Collateral Agent in accordance with Article VII of the Credit Agreement.

The Pledgor undertakes to pay to the Pledgee the amount of the Secured Obligations on the respective due date thereof. Without prejudice to the right of the other Secured Parties, the Pledgee shall consequently be the obligee of the Pledgor with respect to the Secured Obligations and shall be entitled in its own name to claim performance thereof, and there shall be *"solidarité active"* between the Pledgee and the Secured Parties.

The provisions of the Credit Agreement and this Pledge Agreement shall be deemed to embody the agreement thereto. The Pledgee shall administer the rights of the Secured Parties.

The Pledgee may employ agents and attorneys in fact in connection therewith.

Upon the acceptance of any appointment as Collateral Agent by a successor Collateral Agent under the Credit Agreement, that successor Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Security Agent as the Security Agent under this Pledge Agreement, and the retiring or removed Security Agent shall promptly (a) assign and transfer to such successor Security Agent all of its right, title and interest in and to this Pledge Agreement and the Shares and the Related Rights, and (b) execute and deliver to such successor Security Agent such assignments and amendments and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Security Agent of the Pledge created hereunder, whereupon such retiring or removed Security Agent shall be discharged from its duties and obligations under this Pledge Agreement. After any retiring or removed Security Agent's resignation or removal as Security Agent, the provisions of this Pledge Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it under this Pledge Agreement while it was Security Agent hereunder.

13. COSTS, EXPENSES, TAXES, DUTIES AND SIMILAR CHARGES

The Pledgor will bear all reasonable costs, expenses, taxes, duties and similar charges which will be incurred by the Pledgor and/or the Pledgee by virtue of this Pledge Agreement, now or in the future, including all costs of perfection, including without limitation any costs of registration and notification, even to foreign countries, and including all court and legal expenses arising out of the enforcement of their rights.

The Pledgor undertakes to reimburse the Pledgee with respect to such reasonable costs, expenses, taxes, duties and similar charges in accordance with the Loan Documents.

14. DELEGATION

The Pledgee may at any time and from time to time delegate by power of attorney or in any other manner to any properly qualified person or persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Pledgee under this Pledge Agreement in relation to the Security Assets or any part thereof. Any such delegation may be made upon such terms (including power to sub-delegate) and subject to such regulations as the Pledgee may think fit.

15. FURTHER ASSURANCES

The Pledgor shall at its own expense execute and do all such assurances, acts and things as the Pledgee may reasonably require for perfecting or protecting the security intended to be created hereby over the Security Assets or any part thereof or for facilitating (if and when this security becomes enforceable) the realisation of the Security Assets or any part thereof and in the exercise of all powers, authorities and discretions vested in the Pledgee over the Security Assets or any part thereof or in any such delegate or sub-delegate as aforesaid, PROVIDED THAT such further assurances shall not create a class or type of security other than that expressed to be created by this Pledge Agreement or permitted by the terms of this Pledge Agreement or as required by Luxembourg law. To that intent, the Pledgor shall in particular execute all transfers, conveyances, assignments and assurances of such property whether to the Pledgee or to its nominees and give all notices, orders and directions and make all registrations which the Pledgee may reasonably think expedient.

16. RELEASE

The Pledge created hereby shall be released at the request and cost of the Pledgor upon the expiry the Security Period or otherwise in relation to assets the disposal of which is permitted by the Credit Agreement.

17. AMENDMENTS AND WAIVERS

This Pledge Agreement may not be waived, changed, modified or discharged orally, but only by an agreement in writing signed by the Parties hereto.

18. SEVERALITY

If a provision of this Pledge Agreement becomes illegal, invalid, or unenforceable in any jurisdiction, that shall not affect:

(a) the validity or enforceability in that jurisdiction of any other provisions of this Pledge Agreement; or

(b) the validity or enforceability in other jurisdictions of that or any other provision of this Pledge Agreement.

If any provision of this Pledge Agreement is or becomes prohibited or unenforceable in any jurisdiction, that shall not affect the validity or enforceability of any other provisions hereof or affect the validity or enforceability of such provision in any other jurisdiction. The prohibited or unenforceable provisions shall be replaced by new provisions reflecting the initial intention of the contracting parties.

19. ORIGINAL COPIES

This Pledge Agreement is executed in as many original copies as parties and each party to this Pledge Agreement declares having received one original copy.

20. NOTICES

All notices or other communications under or in connection with this Pledge Agreement shall be given in writing, by fax or by registered letter. In case of notices by fax, the transmission report shall constitute conclusive evidence of receipt of the notification and of the contents of such notification.

All notices from the Pledgee to the Pledgor shall be validly made to the last known address of the Pledgor.

A notice given in accordance with the above but received on a day that is not a Business Day or after business hours in the place of receipt will only be deemed to be received on the next Business Day.

The addresses of each Party to this Pledge Agreement for all notices under or in connection with this Pledge Agreement are:

In relation to the Pledgor :		PREGIS CORPORATION
	Attn.:	General Counsel c/o AEA Investors LLC
	Address	Park Avenue Tower 65 East 55th Street New York, NY 10022 United States of America
	Fax	(212) 702-0518
In relation to the Pledgee :		Crédit Suisse
	Attn.:	Agency Group/John Burke
	Address	One Madison Avenue New York, NY 10010
	Fax	(212) 325-8304

or any other address notified by a party to this Pledge Agreement for this purpose to the other parties to this Pledge Agreement by not less than five Business Days' notice.

The notice periods mentioned in this Pledge Agreement start to run up from the receipt of the notification.

21. LANGUAGE

Any notice given under or in connection with this Pledge Agreement shall be in English.

All other documents provided under or in connection with this Pledge Agreement shall be in English, or if not English, accompanied with a certified English translation and, in this case, the English translation shall prevail unless the document is a statutory or other official document.

22. JURISDICTION

Exclusive jurisdiction is granted to the Courts of Luxembourg City (Grand Duchy of Luxembourg) and any claims arising under the present Pledge Agreement must be submitted to the Courts of Luxembourg City.

23. GOVERNING LAW

This Pledge Agreement (and any dispute, controversy, proceedings or claims of whatever nature arising out of or in any way relating to this Pledge Agreement) shall be exclusively governed by and construed in all respects in accordance with Luxembourg law.

This Pledge Agreement has been entered into on the date stated at the beginning of this Pledge Agreement.

/s/ Kevin J. Corcoran

PREGIS CORPORATION
By: Kevin J. Corcoran
Title: Chief Financial Officer

/s/ Judith E. Smith

Credit Suisse, Cayman Islands Branch
By: Judith E. Smith
Title: Director

/s/ David Dodd

Credit Suisse, Cayman Islands Branch
By: David Dodd
Title: Vice President

By signing hereunder for acceptance, the Company acknowledges and accepts the existence of this Pledge Agreement and the security interest created hereunder over the Shares, the Receivables and the CPEC for the purposes of Article 114 (3) of the Luxembourg Code of Commerce, take notice of the terms thereof, and undertakes to duly register forthwith this Pledge in the Registers.

/s/ Thomas J. Pryma

Pregis (Luxembourg) Holding Sàrl
By: Thomas J. Pryma
Title: President

SCHEDULE A

List of the CPEC

One million three hundred thirty-four thousand nine hundred sixty-nine (1,334,969) CPECs, numbered 1 to 1,334,969, as stated in the CPEC Register of Pregis (Luxembourg) Holding S.à r.l., a private limited liability company duly incorporated under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under section B, number 110438, and having its registered seat at 9, rue Schiller, L-2519 Luxembourg issued on 12 October 2005.

SCHEDULE B

List of the Shares

Twenty-one thousand seven hundred fourteen (21,714) shares, numbered 1 to 21,714, as stated in the Shares Register of Pregis (Luxembourg) Holding S.à r.l., a private limited liability company duly incorporated under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under section B, number 110438, and having its registered seat at 9, rue Schiller, L-2519 Luxembourg

SCHEDULE C

Model Shareholders' resolution

WRITTEN RESOLUTION OF THE SHAREHOLDER
OF [name Company]
(the "Company")

The undersigned, [Name Pledgor], (the "Undersigned") being the holder of all shares, as defined in the Senior Pledge Agreement (the "Share Pledge Agreement") dated 12 October 2005, hereby:

- *Notes Articles 189 and Article 193 of the Luxembourg law of 10th August 1915.*
- *Notes Article 12 of the law of 5 August 2005 on financial collateral arrangements*
- *Notes, expresses his approval to the text of the proposed resolution, votes in favour of and resolves as follows:*

SOLE RESOLUTION

The shareholder of the Company resolves, upon the a sale of the Shares in accordance with clause 10 –*Enforcement* of the Share Pledge Agreement, to accept as future shareholder of the Company any person who intends to become legal owner of the shares pledged pursuant to clause 10 –*Enforcement* of the Share Pledge Agreement;

Signed on

[Name Pledgor]

EX-10.5 21 dex105.htm SUBORDINATED PLEDGE AGREEMENT

EXHIBIT 10.5

Dated 12 October 2005

BETWEEN

PREGIS CORPORATION

as the Pledgor

AND

THE BANK OF NEW YORK

as the Security Agent

SUBORDINATED PLEDGE AGREEMENT

OOSTVOGELS PFISTER ROEMERS

AVOCATS À LA COUR

THIS AGREEMENT is made

BETWEEN:

1) **PREGIS CORPORATION**, a corporation incorporated in the State of Delaware, with registered office at Trust Center, 1209 Orange Street, Willmington, Delaware 19801, United States of America, registered under the U.S federal tax id number 20-3103585, hereinafter referred to as the "**Pledgor**"; and

2) **THE BANK OF NEW YORK**, with registered office at 101 Barclay Street, 21-West New York, New York 10286, United States of America, hereinafter referred to as the "**Security Agent**" or the "**Pledgee**";

AND IN THE PRESENCE OF

3) **Pregis (Luxembourg) Holding Sàrl**, a *société à responsabilité limitée* incorporated under Luxembourg law, with registered office at 9, rue Schiller, L-2519 Luxembourg (Grand Duchy of Luxembourg), having a share capital of EUR 822,500.- and registered with the Luxembourg trade and companies register under number B 110 438, hereinafter referred to as the "**Company**".

WHEREAS

A. Pursuant to the Indenture (as defined below) the Note Issuer (as defined in the Indenture) has issued senior secured floating rate notes (the "**Notes**") for an amount of EUR 100,000,000 to the Holders (as defined in the Indenture);

B. It is a condition precedent to the subscription of Notes by Holders thereof that the Pledgor enters into this Pledge Agreement in order to secure payment and discharge of the Secured Liabilities (as defined below);

C. In consideration of the above, the parties have agreed to enter into and execute this Pledge Agreement on the following terms:

THE PARTIES AGREE AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

1.1 Interpretation

In this Pledge Agreement, unless the context otherwise requires:

(a) a reference to a person is, where relevant, deemed to be a reference to or to include, as appropriate, their respective successors, permitted assignees or transferees;

(b) references to Clauses and Schedules are references to, respectively, Clauses of and Schedules to this Pledge Agreement and references to this Pledge Agreement include its Schedules;

(c) a reference to any agreement (including without limitation, any of the Note Documents), is to be construed as a reference to that agreement as it may from time to time be amended, varied, supplemented, restated or novated but excluding for this purpose any amendment, variation, supplement or modification which is contrary to any provision of any of the Note Documents;

(d) a reference to a law or statutory instrument or any provision thereof is to be construed as a reference to that law or statutory instrument or such provision thereof as the same may have been, or may from time to time hereafter be, amended or re-enacted;

(e) a time of day is a reference to Luxembourg time (unless otherwise specified);

(f) the headings in this Pledge Agreement are inserted for convenience only and are to be ignored in construing this Pledge Agreement;

(g) words importing the plural shall include the singular and vice versa; and

(h) unless otherwise defined in this Pledge Agreement words and expressions defined in the Indenture shall bear the same meanings when used in this Pledge Agreement.

1.2 Definitions

When used in this Pledge Agreement:

"**Business Day**" means a day, other than a Saturday or Sunday, on which banks are open to the public in Luxembourg-City and/or New-York City.

"**Convertible Preferred Equity Certificates**" or "**CPEC**" means (i) the convertible preferred equity certificates issued by the Company and listed in Schedule A, and (ii) the convertible preferred equity certificates representing sixty-six (66) percent of any convertible preferred equity certificates to be issued by the Company after the date hereof and held at any moment by or for the account of the Pledgor.

"**Debtor**" means the Company as debtor of the Receivables.

"**Discharge Date**" means the latest to occur of (A) the date on which the obligations have been defeased pursuant to Article Eight of the Indenture and (B) the date of satisfaction and discharge pursuant to Section 11.01 of the Indenture; provided that for the purposes of determining whether the Second-Priority Claims (each as defined in the Intercreditor Agreement) have been "unconditionally discharged in full" the Security Agent (acting on the basis of independent professional advice), will disregard contingent liabilities (such as the risk of claw back from a preference claim) except to the extent that it believes that there is a reasonable likelihood that those contingent liabilities will become actual liabilities.

"**Enforcement Event**" means:

(i) an Event of Default has occurred and is continuing unremedied and unwaived; and

(ii) written notice of such Event of Default and of the intention to enforce all or any of the Security Documents has been given to the Parent by the Security Agent.

"**Finance Parties**" means the Trustee and the Holders.

"**Indenture**" means the indenture, in the agreed terms, entered into on 12 October 2005 between, Pregis Corporation as Issuer, the Guarantors named therein, the Bank of New York as Trustee and Collateral Agent RSM Robson Rhodes LLP as Irish Paying Agent.

"**Intercreditor Agreement**" means the intercreditor agreement, in the agreed terms, entered into on 12 October 2005 beween Crédit Suisse as agent for the holders of First Priority Lien Obligations, each of the Finance Parties and each of the Obligors, providing for the ranking and relative priorities and certain obligations.

"**Issuer**" means the Company.

"**Note Documents**" means the Indenture, the Notes and any other related document or instrument executed and delivered pursuant thereto evidencing or governing any Obligations thereunder.

"**Pledge**" means the pledges created by this Pledge Agreement.

"**Promissory Notes**" means the promissory notes, in the agreed terms, entered into on 12 October 2005 by Pregis (Luxembourg) Holding Sàrl as Maker and in favour of Pregis Corporation as Payee.

"**Receivables**" means all receivables in connection with the CPEC including any interest thereon.

"**Registers**" means the Issuer's shareholders' register and the Issuer's CPEC's register.

"**Related Rights**" means any dividend or other distribution paid or payable in relation to any Shares and any rights, moneys or property accruing or offered at any time in relation to any Shares by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise.

"**Second Lien Security Agreement**" means the agreement, in the agreed terms, entered into on 12 October 2005 between the Grantors named therein and The Bank of New York acting as Collateral Agent.

"**Secured Liabilities**" means all indebtedness and other liabilities of the Pledgor due, owing or incurred under or in connection with the Note Documents (or any of them) to the Security Agent and/or the Finance Parties and/or any receiver appointed pursuant to any Finance Document (including, without limitation, under any amendments, supplements or restatements of any of the Note Documents or in relation to any new or increased advances or utilisations) whether present or future, and whether originally owing to all or any of the Finance Parties and/or any such receiver or purchased or otherwise acquired by any of them actual or contingent, matured or not matured, liquidated or unliquidated, whether incurred solely or jointly with any other person and whether as principal or surety, in any currency or currencies, together with all interest accruing thereon, whether before or after judgement, and all costs, charges and expenses incurred in connection therewith, and "**Secured Liability**" shall be construed accordingly.

"**Secured Parties**" means each of the Finance Parties.

"**Security Assets**" means the Shares, the Related Rights, the Receivables, CPEC and the debt evidenced by the Promissory Notes as well as the rights of the Pledgor under the Promissory Notes.

"**Security Period**" means the date commencing on the date of this Pledge Agreement and ending on the Discharge Date.

"**Senior Pledge**" means the senior pledge created under the pledge agreement dated 12 October 2005 in the agreed terms, entered into between Pregis Corporation as pledgor and Crédit Suisse as pledgee.

"**Shares**" means all (i) the shares issued by the Company and listed in Schedule B, and (ii) the shares representing sixty-six (66) percent of the shares to be issued after the day thereof by the Company and held at any moment by or for the account of the Pledgor.

"**Voting Rights**" means the voting rights in relation to any of the Shares.

2. PLEDGE

Subject to statutory liens mandatorily preferred by law, the Pledgor hereby pledges as pledge subordinated only to the Senior Pledge in favour of the Pledgee, who accepts, for the benefit of itself and the other Secured Parties, as security for the Secured Liabilities, all the Security Assets that belong or will belong to the Pledgor.

The Pledge shall not be affected by the partial fulfilment of the obligations under the Note Documents.

Subject to Clause 16 and the Intercreditor Agreement, the Pledge remains in full force and effect until the expiry of the Security Period.

It is expressly agreed between the Parties to this Pledge Agreement that all rights and claims of the Pledgee under this Pledge Agreement shall not be affected or discharged if the Pledgee or any of the other Finance Parties should agree to defer payments, to release any collateral given or to be given, to release Guarantors from their liability under their guarantee, or to conclude arrangements of whatsoever kind with the Pledgor or any other member of the Group.

The rights, powers and discretions of the Pledgee or the other Finance Parties herein are additional to and not exclusive of those provided by law, by any agreement with or any security in favor of the Pledgee or the other Finance Parties, in particular but not only the rights, powers and discretions provided by the Senior Pledge.

Notwithstanding the foregoing, the Pledge shall at all times be limited to such portion of the Company's securities as would not cause Rule 3-16 or Rule 3-10 of Regulation S-X under the United States Securities Act of 1933 (or any replacement rule or regulation or any other law, rule or regulation adopted) to require the filing with the United States Securities and Exchange Commission (or any other governmental agency) of separate financial statements of the Company due to the fact that securities of the Company secure the Secured Liabilities.

3. DISPOSSESSION

3.1 Shares and CPEC

The Parties hereto agree that, for the dispossession requirement, the Shares and the CPEC shall be transferred to the Pledgee by registration in the Registers on the page of the Pledgor.

All registered Shares and CPEC issued by the Issuer and held, now or at any moment hereafter, by the Pledgor shall be TRANSFERRED AS SECURITY to the Pledgee and registered as such in the Registers, in compliance with Article 6 (1) (c) of the law of 5 August 2005 on financial collateral arrangements. This registration shall bear the precision that the Pledge is subordinated to the Senior Pledge.

The Pledgor undertakes to deliver evidence to the Pledgee of the registration of the Shares and the CPEC of the Issuer as a security in the Registers by way of an extract of the Registers evidencing the pledged Shares and the pledged CPEC in favour of the Pledgee by (i) fax on the date of the Pledge Agreement and (ii) registered mail within five Business Days of the date of the Pledge Agreement and (iii) fax on the date of any issue of further Shares and/or CPEC and (iv) registered mail within five Business Days of the date of any issue of further Shares and/or CPEC.

3.2 Receivables

The Parties hereto agree that, for the dispossession requirement, in compliance with Article 5 (3) of the law of 5 August 2005 on financial collateral arrangements, the creation of the pledge on the Receivables under the CPEC shall be deemed notified to the Debtor by its acknowledgement and acceptance of this Pledge Agreement.

3.3 Rights of the Pledgor under the Promissory Notes

The Parties hereto agree that, for the dispossession requirement, in compliance with Article 6 (1) d) of the law of 5 August 2005 on financial collateral arrangements, the Pledgor shall proceed to the endorsement of each Promissory Note by using the following wording:

"For the purpose of Article 6 (1) d) of the law of 5 August 2005 on financial collateral arrangements, and pursuant to a pledge agreement dated [date] all rights owned by the Payee under this Promissory Note have been pledged as a second rank pledge in favour of The Bank of New York, acting as Security Agent."

3.4 **Implementation of the dispossession**

The Parties grant all powers to any lawyer of Oostvogels Pfister Roemers, attorneys-at-law, to (i) record the pledge of the shares issued by the Company as provided for in this Pledge Agreement in the Company's shareholders register, (ii) to record the pledge of the CPECs as provided for in this Pledge Agreement in the CPECs register and (iii) to endorse the pledge of the rights of the Pledgor under the Promissory Notes as provided for in this Pledge Agreement.

4. RIGHTS ATTACHED TO THE PLEDGED SHARES

4.1 Dividends

Prior to the occurrence of an Enforcement Event all dividends or any other distributions (including by way of reduction of share premium) permitted under the Note Documents with respect to the Shares issued by the Issuer will be distributed to the Pledgor and not to the Pledgee.

Subject to the rights vested in the pledgee under the Senior Pledge, after the occurrence of an Enforcement Event, all Related Rights shall be paid to the Pledgee after the occurrence of an Enforcement Event.

4.2 Voting Rights

Prior to the occurrence of an Enforcement Event the Pledgor will be entitled to exercise the Voting Rights attached to the Shares, provided that it shall not exercise those Voting Rights in contravention of any term of any Note Document or in any manner which is prejudicial to the Pledgee.

Subject to the rights vested in the pledgee under the Senior Pledge, the Pledgee shall be entitled after the occurrence of an Enforcement Event, to exercise the Voting Rights in accordance with the provisions of article 9 of the law of 5 August 2005 on financial collateral arrangements in any manner the Pledgee deems fit for the purpose of protecting and/or enforcing its rights hereunder, including, as the case may be, for the purpose of Article 189 of the law of 10th August, 1915 concerning commercial companies. The Pledgor shall do whatever is necessary in order to ensure that the exercise of the Voting Rights in these circumstances is facilitated and becomes possible for the Pledgee, including the issuing of a written proxy in any form or any other document that the Pledgee may reasonably require for the purpose of the exercising the Voting Rights.

To the extent provided by the Second Lien Security Agreement, the Pledgor hereby expressly acknowledges that the Pledgee shall be authorised to exercise the Voting Rights attached to the Shares in any manner necessary or useful for the purposes of ensuring the complete satisfaction of the Secured Liabilities..

5. LIABILITIES

It is expressly agreed that, notwithstanding anything to the contrary herein contained, the Pledgor shall remain liable to observe and to perform all of the conditions and obligations assumed by it in respect of this Pledge and the Pledgee shall be under no obligation or liability by reason of or arising out of this Pledge, other than its gross negligence or wilful neglect, except for the obligation to release the Pledge over the Security Assets after the expiry of the Security Period or as provided for in the Note Documents.

The Pledgee shall not be required in any manner to perform or fulfil any obligations of the Pledgor in respect of the Security Assets or to make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by them, or to present or file any claim or take any other action to collect or enforce the payment of any amount to which the Pledgor may have been or to which it may be entitled hereunder at any time.

6. SPECIAL COVENANT TO PAY

The Pledgor hereby, as primary obligor and not merely as surety, covenants with the Pledgee (as agent and trustee as aforesaid) that it will pay or discharge the Secured Liabilities on the due date therefore in the manner provided in the relevant Loan Document(s). Any amount not paid hereunder when due shall bear interest, within the limits of Article 1154 of the Luxembourg Civil Code, (before as well as after judgement and payable on demand) at the rate specified therefore in the Indenture from time to time from the due date until the date such amount is unconditionally and irrevocably paid and discharged in full, save to the extent that interest at such rate on such amount for such period is charged pursuant to the relevant Note Document(s) and itself constitutes a Secured Liability.

7. RIGHTS OF THE PLEDGEE

Until the expiry of the Security Period or the release of the Pledge hereunder, pursuant to Clause 16, the Pledgor shall not, after a claim has been made or by virtue of any payment made, security realised or moneys received hereunder for or on the account of the liabilities of any other party:

(i) be subrogated to any rights, security or moneys held, received or receivable by the Pledgee or be entitled to any right of contribution or indemnity; or

(ii) claim, rank, prove or vote as a creditor of any party for its estate in competition with the Pledgee;

(iii) receive claims or have the benefit of payments, distributions or security from or on account of any party, or exercise any rights of set off as against such other party, other than as permitted by the Note Documents or hereunder.

Any release, discharge or settlement between the Pledgor and the Pledgee shall be conditional upon no security disposition or payment to the Pledgee or any other Secured Party being void or set aside or ordered to be refused and if such condition shall not be fulfilled, the Pledgee shall be entitled to enforce the security created by this Pledge Agreement as if such release, settlement or discharge had not occurred and any such payment had not been made.

To the extent provided by the Second Lien Security Agreement, the Pledgee shall not be responsible for any loss occasioned by the timing of the exercise of its powers under this Pledge Agreement other than as a direct result of its gross negligence or wilful neglect.

8. RIGHTS OF THE PLEDGOR

Until the occurrence of an Enforcement Event, the Parties hereto agree that any distributions permitted under the Loan Documents with respect to the CPEC, Receivables and Promissory Notes will be distributed to the Pledgor and not to the Pledgee.

Prior to the occurrence of an Enforcement Event the Pledgor will be entitled to exercise the rights attached to the CPECs and the Receivables, provided that it shall not exercise those rights in contravention of any term of any Loan Document or in any manner which could reasonably be expected to have a material adverse effect.

After the occurrence of an Enforcement Event all distributions permitted under the Loan Documents with respect to the CPEC, Receivables and Promissory Notes shall be made to the Pledgee.

The Pledgor will not be entitled to transfer the Security Assets during the Security Period except as permitted under the terms of the Note Documents.

9. REPRESENTATIONS, WARRANTIES, GENERAL RESTRICTIONS AND OBLIGATIONS

9.1 Representations and warranties

To whom made

The Pledgor makes the representations and warranties set out in this Article 9 to the Secured Parties.

Matters represented

(i) It and/or its nominee is and will remain the sole owner of the Security Assets.

(ii) It has not transferred, assigned, pledged or in any way encumbered except in favour of the Security Agent the Security Assets or any rights relating thereto other than pursuant to the Senior Pledge, this Pledge Agreement or permitted under the Note Documents.

(iii) Subject to any perfection requirement other than that considered under clause 3 hereof in connection with the Pledge of Promissory Notes, this Pledge constitutes a valid security interest over the Security Assets and subject to statutory liens mandatorily preferred by law and to the Senior Pledge, is not subject to any prior or *pari passu* encumbrances.

(iv) Save as permitted by the Note Documents and the Senior Pledge, it will not take any action whereby the rights attaching to the Security Assets are altered or diluted excluding for the avoidance of doubt the rights to dividend or other distributions including by way of share premium reduction permitted by the Note Documents.

(v) The Shares are fully paid and neither the Security Assets nor the Related Rights are subject to any options to purchase or similar rights of any person.

(vi) The pledged debt pledged by the Pledgor hereunder has been duly authorized, authenticated or issued and delivered, is the legal, valid and binding obligation of the issuers thereof (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by equitable principles relating to enforceability), is evidenced by one or more promissory notes and is not in default.

(vii) The Company has its place of principal management and its centre of main interests in Luxembourg and has no establishment abroad, in each case as such terms are defined in Council Regulation (EC) n° 1346/2000 of 29 May 2000 on insolvency proceedings or domestic Luxembourg law.

(viii) To the extent that the Company has established its registered office with a third party, the Company is in compliance with the law dated 31 May 1999 on the domiciliation of companies providing certain requirements for companies having established their registered office with a third party.

Times for making representations and warranties

The representations and warranties set out in this Article 9 will survive the execution of each Loan Document and the making of each utilisation under the Note Documents.

9.2 General restrictions and obligations:

Subject to the Senior Pledge, and except in accordance with the terms of the Note Documents or of this Pledge Agreement or with the written consent of the Pledgee, the Pledgor shall not, until the expiry of the Security Period or the total release of the Pledge:

(a) permit any person other than itself, the Pledgee or the Pledgee's nominee or Crédit Suisse as agent for the holders of the First Priority Lien Obligations to be registered as holder of the Shares or of any part thereof; or

(b) create or permit to be outstanding any pledge over all or any of the Security Assets other than the Pledge created hereby; or

(c) sell, transfer, assign, lease, hire out, lend or otherwise dispose of any of the Security Assets or permit any person to do any such thing; or

(d) do or cause or permit to be done anything which may in any way depreciate, jeopardise or otherwise prejudice the value or marketability of any of its Security Assets in any material respect.

10. ENFORCEMENT

Following the occurrence of an Enforcement Event, subject to the rights belonging to the pledgee under the Senior Pledge, the Pledgee shall be entitled to enforce the Pledge in the most favourable manner provided for by Luxembourg law.

In case of a private appropriation of the Security Assets, the Security Assets shall be valued at market value, at the expense of the Pledgor, by an independent expert appointed by the parties hereto. Such Expert shall be an independent finance professional with sufficient experience in valuing the type of Security Asset under consideration. In the absence of agreement of the parties within 8 Business Days after the notification by the Pledgee to the Pledgor of its intention to privately appropriate the Security Assets, the Pledgee shall be entitled to request either from the President of the Luxembourg *Institut des Réviseurs d'Entreprises* or from the President of the Luxembourg district court, sitting in commercial matters, the appointment of such an expert.

The Pledgee shall apply the proceeds of the sale or realisation in paying the costs of that sale, disposal or realisation and in or towards the discharge of the Secured Obligations, in accordance with the terms of the Note Documents.

With respect to pledged movable assets other than movable assets listed on the Luxembourg Stock Exchange or on a foreign stock exchange or negotiated on a regulated market recognised and open to the public, the Pledgee may sell the pledged movable assets on the stock exchange by public auction and by a public officer (as provided for by law).

With respect to the Receivables, and subject to the Senior Pledge, the Pledgee may enforce the Pledge by requesting payment from the Debtor to the Pledgee.

With respect to the Promissory Notes and subject to the Senior Pledge, at first demand of the Pledgee, the Pledgor shall remit forthwith the Promissory Notes to the Pledgee.

Subject to the Senior Pledge, in compliance with Article 12 of the law of 5 August 2005 on financial collateral arrangements, upon a sale of the Shares in accordance with Clause 10 and as far as legally required and permitted, the general meeting of shareholders of the Company (a copy of the minutes of such meeting being enclosed substantially set out in the form of **Schedule** C) shall decide that the Security Agent and any affiliated company of the Security Agent as shown in the most recent consolidated balance sheet of the Security Agent, ("**the Affiliate**"), any successor or assignee to the Security Agent pursuant to Article 12 hereof and any other purchaser (together "**the Purchasers**") are accepted as shareholder of the Company, in case the Security Agent or a purchaser buy, appropriate or acquire or are attributed the Shares in any way (including as the result of a public auction).

The Pledgor further confirms that it has also decided, in as far as legally required and permitted, to accept any new shareholder who would acquire the Shares as the result of an enforcement of the Pledge over the Shares.

All moneys received from time to time by the Security Agent shall, after an Enforcement Event, subject to the discharge of any liabilities which have priority to the Secured Liabilities be applied as follows:

(i) in the payment of all costs, charges, losses, liabilities and expenses of and incidental to the enforcement and the exercise of any receiver's or the Security Agent's rights as the case may be, including all outgoings properly paid by the receiver and/or the Security Agent and liabilities incurred by the receiver and/or the Security Agent as a result of such exercise;

(ii) subject to the Intercreditor Agreement in or towards discharge of the Secured Liabilities in accordance with the Indenture; and

(iii) in payment of any surplus to the Pledgor or other person entitled thereto.

The Pledgor shall indemnify the Pledgee, every independent expert and every attorney appointed pursuant hereto in respect of all liabilities and reasonable expenses incurred by the Pledgee, any such independent expert or any such attorney, in the execution of any rights, powers or discretions vested by the Pledgee or any such attorney pursuant hereto, save for liabilities and expenses arising from the gross negligence or wilful misconduct of the Pledgee or any such attorney.

To the extent provided by the Second Lien Security Agreement, the Pledgee shall not be liable for any losses arising in connection with the exercise of any of its rights, powers or discretions hereunder save for liabilities and expenses arising from the gross negligence or wilful misconduct of the Pledgee.

In particular but not only, Paragraph 3 Article 12 of the law of 5 August 2005 on financial collateral arrangements shall apply to any enforcement of this Pledge by the Pledgee.

11. PARTIAL ENFORCEMENT

Subject to the Senior Pledge, and Subject to Clause 10 (Enforcement), the Pledgee shall have the right to request enforcement of the Pledge over all or part of the Security Assets in its absolute discretion. No action, choice or absence of action in this respect, or partial enforcement, shall in any manner affect the security interest/pledge created hereunder over the Security Assets, as it then shall be (and in particular those Shares which have not been subject to enforcement). The Pledge shall continue to remain in full and valid existence until full enforcement, discharge or termination hereof, as the case may be.

12. SECURITY AGENT

In all matters in connection with or in relation to or concerning this Pledge Agreement and all transactions, matters and things contemplated by this Pledge Agreement, the Finance Parties shall act through the Pledgee, or any successor appointed as Security Agent in accordance with Articles Seven and Nine of the Indenture.

The Pledgor undertakes to pay to the Pledgee the amount of the Secured Liabilities on the respective due date thereof. Without prejudice to the right of the other Secured Parties, the Pledgee shall consequently be the obligee of the Pledgor with respect to the Secured Liabilities and shall be entitled in its own name to claim performance thereof, and there shall be *"solidarité active"* between the Pledgee and the Note Issuer.

The provisions of the Indenture and this Pledge Agreement shall be deemed to embody the agreement thereto. The Pledgee shall administer the rights of the Finance Parties.

The Pledgee may employ agents and attorneys in fact in connection therewith.

Upon the acceptance of any appointment as Security Agent by a successor Security Agent under the Indenture, that successor Security Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Security Agent as the Security Agent under this Pledge Agreement, and the retiring or removed Security Agent shall promptly (a) assign and transfer to such successor Security Agent all of its right, title and interest in and to this Pledge Agreement and the Shares and the Related Rights, and (b) execute and deliver to such successor Security Agent such assignments and amendments and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Security Agent of the Pledge created hereunder, whereupon such retiring or removed Security Agent shall be discharged from its duties and obligations under this Pledge Agreement. After any retiring or removed Security Agent's resignation or removal as Security Agent, the provisions of this Pledge Agreement and the Note Documents shall inure to its benefit as to any actions taken or omitted to be taken by it under this Pledge Agreement while it was Security Agent hereunder.

13. COSTS, EXPENSES, TAXES, DUTIES AND SIMILAR CHARGES

The Pledgor will bear all reasonable costs, expenses, taxes, duties and similar charges which will be incurred by the Pledgor and/or the Pledgee by virtue of this Pledge Agreement, now or in the future, including all costs of perfection, including without limitation any costs of registration and notification, even to foreign countries, and including all court and legal expenses arising out of the enforcement of their rights.

The Pledgor undertakes to reimburse the Pledgee with respect to such reasonable costs, expenses, taxes, duties and similar charges in accordance with the Note Documents.

14. DELEGATION

The Pledgee may at any time and from time to time delegate by power of attorney or in any other manner to any properly qualified person or persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Pledgee under this Pledge Agreement in relation to the Security Assets or any part thereof. Any such delegation may be made upon such terms (including power to sub-delegate) and subject to such regulations as the Pledgee may think fit.

15. FURTHER ASSURANCES

The Pledgor shall at its own expense execute and do all such assurances, acts and things as the Pledgee may reasonably require for perfecting or protecting the security intended to be created hereby over the Security Assets or any part thereof or for facilitating (if and when this security becomes enforceable) the realisation of the Security Assets or any part thereof and in the exercise of all powers, authorities and discretions vested in the Pledgee over the Security Assets or any part thereof or in any such delegate or sub-delegate as aforesaid, PROVIDED THAT such further assurances shall not create a class or type of security other than that expressed to be created by this Pledge Agreement or permitted by the terms of this Pledge Agreement or as required by Luxembourg law. To that intent, the Pledgor shall in particular execute all transfers, conveyances, assignments and assurances of such property whether to the Pledgee or to its nominees and give all notices, orders and directions and make all registrations which the Pledgee may reasonably think expedient.

16. RELEASE

The Pledge created hereby shall be released at the request and cost of the Pledgor upon the expiry the Security Period or otherwise in relation to assets the disposal of which is permitted by the Indenture.

17. AMENDMENTS AND WAIVERS

This Pledge Agreement may not be waived, changed, modified or discharged orally, but only by an agreement in writing signed by the Parties hereto.

18. SEVERALITY

If a provision of this Pledge Agreement becomes illegal, invalid, or unenforceable in any jurisdiction, that shall not affect:

(a) the validity or enforceability in that jurisdiction of any other provisions of this Pledge Agreement; or

(b) the validity or enforceability in other jurisdictions of that or any other provision of this Pledge Agreement.

If any provision of this Pledge Agreement is or becomes prohibited or unenforceable in any jurisdiction, that shall not affect the validity or enforceability of any other provisions hereof or affect the validity or enforceability of such provision in any other jurisdiction. The prohibited or unenforceable provisions shall be replaced by new provisions reflecting the initial intention of the contracting parties.

19. ORIGINAL COPIES

This Pledge Agreement is executed in as many original copies as parties and each party to this Pledge Agreement declares having received one original copy.

20. NOTICES

All notices or other communications under or in connection with this Pledge Agreement shall be given in writing, by fax or by registered letter. In case of notices by fax, the transmission report shall constitute conclusive evidence of receipt of the notification and of the contents of such notification.

All notices from the Pledgee to the Pledgor shall be validly made to the last known address of the Pledgor.

A notice given in accordance with the above but received on a day that is not a Business Day or after business hours in the place of receipt will only be deemed received on the next Business Day.

The addresses of each Party to this Pledge Agreement for all notices under or in connection with this Pledge Agreement are:

In relation to the Pledgor :		PREGIS CORPORATION
	Attn.:	General Counsel c/o AEA Investors LLC
	Address	Park Avenue Tower 65 East 55th Street New York, NY 10022 United States of America PREGIS CORPORATION
	Fax	(212) 702-0518
In relation to the Pledgee :		THE BANK OF NEW YORK
	Attn.:	Global Trust
	Address	101 Barclay Street, 21-West New York New York 10286
	Fax	(212) 815-5802/5803

or any other address notified by a party to this Pledge Agreement for this purpose to the other parties to this Pledge Agreement by not less than five Business Days' notice.

The notice periods mentioned in this Pledge Agreement start to run up from the receipt of the notification.

21. LANGUAGE

Any notice given under or in connection with this Pledge Agreement shall be in English.

All other documents provided under or in connection with this Pledge Agreement shall be in English, or if not English, accompanied with a certified English translation and, in this case, the English translation shall prevail unless the document is a statutory or other official document.

22. JURISDICTION

Exclusive jurisdiction is granted to the New York State and federal courts located in New York City and any claims arising under the present Pledge Agreement must be submitted to the New York State and federal courts located in New York City.

23. GOVERNING LAW

This Pledge Agreement (and any dispute, controversy, proceedings or claims of whatever nature arising out of or in any way relating to this Pledge Agreement) shall be exclusively governed by and construed in all respects in accordance with Luxembourg law.

This Pledge Agreement has been entered into on the date stated at the beginning of this Pledge Agreement.

/s/ Kevin J. Corcoran

PREGIS CORPORATION
By: Kevin J. Corcoran
Title: Chief Financial Officer

/s/ Patricia Phillips-Coward

THE BANK OF NEW YORK
By: Patricia Phillips-Coward
Title: Assistant Vice President

By signing hereunder for acceptance, the Company acknowledges and accepts the existence of this Pledge Agreement and the security interest created hereunder over the Shares, the Receivables and the CPEC for the purposes of Article 114 (3) of the Luxembourg Code of Commerce, take notice of the terms thereof, and undertake to duly register forthwith this Pledge in the Registers.

/s/ Thomas J. Pryma

Pregis (Luxembourg) Holding Sàrl
By : Thomas J. Pryma
Title : President

SCHEDULE A

List of the CPEC

One million three hundred thirty-four thousand nine hundred sixty-nine (1,334,969) CPECs, numbered 1 to 1,334,969, as stated in the CPEC Register of Pregis (Luxembourg) Holding S.à r.l., a private limited liability company duly incorporated under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under section B, number 110438, and having its registered seat at 9, rue Schiller, L-2519 Luxembourg issued on 12 October 2005.

SCHEDULE B

List of the Shares

Twenty-one thousand seven hundred fourteen (21,714) shares, numbered 1 to 21,714, as stated in the Shares Register of Pregis (Luxembourg) Holding S.à r.l., a private limited liability company duly incorporated under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under section B, number 110438, and having its registered seat at 9, rue Schiller, L-2519 Luxembourg

SCHEDULE C

Model Shareholders' resolution

WRITTEN RESOLUTION OF THE SHAREHOLDER
OF [name Company]
(the "Company")

The undersigned, [Name Pledgor], (the "Undersigned") being the holder of all shares, as defined in the Senior Pledge Agreement (the "Share Pledge Agreement") dated 12 October 2005, hereby:

- *Notes Articles 189 and Article 193 of the Luxembourg law of 10th August 1915.*
- *Notes Article 12 of the law of 5 August 2005 on financial collateral arrangements*
- *Notes, expresses his approval to the text of the proposed resolution, votes in favour of and resolves as follows:*

SOLE RESOLUTION

The shareholder of the Company resolves, upon the a sale of the Shares in accordance with clause 10 –*Enforcement* of the Share Pledge Agreement, to accept as future shareholder of the Company any person who intends to become legal owner of the shares pledged pursuant to clause 10 –*Enforcement* of the Share Pledge Agreement;

Signed on

[Name Pledgor]

EX-10.6 22 dex106.htm FIRST LIEN INTELLECTUAL PROPERTY SECURITY AGREEMENT

EXHIBIT 10.6

EXECUTION COPY

FIRST LIEN INTELLECTUAL PROPERTY SECURITY AGREEMENT

This INTELLECTUAL PROPERTY SECURITY AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***IP Security Agreement***") dated October 12, 2005, is made by the Persons listed on the signature pages hereof (collectively, the "***Grantors***") in favor of CREDIT SUISSE ("***CS***"), as collateral agent (the "***Collateral Agent***") for the Secured Parties (as defined in the Credit Agreement referred to below).

WHEREAS, Pregis Corporation, a Delaware corporation, has entered into a Credit Agreement dated as of October 12, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Credit Agreement***"), with CS, as Administrative Agent and as Collateral Agent, Pregis Holding II Corporation, as parent guarantor, the subsidiary guarantors referred to therein and the Lender Parties party thereto. Terms defined in the Credit Agreement and not otherwise defined herein are used herein as defined in the Credit Agreement.

WHEREAS, as a condition precedent to the making of Advances and the issuance of Letters of Credit by the Lender Parties under the Credit Agreement and the entry into Secured Hedge Agreements by the Hedge Banks from time to time, each Grantor has executed and delivered that certain First Lien Security Agreement dated October 12, 2005 made by the Grantors to the Collateral Agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Security Agreement***").

WHEREAS, under the terms of the Security Agreement, the Grantors have granted to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in, among other property, certain intellectual property of the Grantors, and have agreed as a condition thereof to execute this IP Security Agreement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor agrees as follows:

SECTION 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent for the ratable benefit of the Secured Parties a security interest in all of such Grantor's right, title and interest in and to the following (the "***Collateral***"):

(i) the patents and patent applications set forth in Schedule A hereto (the "***Patents***");

(ii) the trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby (the "***Trademarks***");

(iii) all copyrights, whether registered or unregistered, now owned or hereafter acquired by such Grantor, including, without limitation, the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto (the "*Copyrights*");

(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(v) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral of or arising from any of the foregoing.

SECTION 2. Security for Obligations. The grant of a security interest in, the Collateral by each Grantor under this IP Security Agreement secures the payment of all Obligations of such Grantor now or hereafter existing under or in respect of the Loan Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise. Without limiting the generality of the foregoing, this IP Security Agreement secures, as to each Grantor, the payment of all amounts that constitute part of the Secured Obligations and that would be owed by such Grantor to any Secured Party under the Loan Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Loan Party.

SECTION 3. Recordation. Each Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer record this IP Security Agreement.

SECTION 4. Execution in Counterparts. This IP Security Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been entered into in conjunction with the provisions of the Security Agreement. Each Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 6. Governing Law. This IP Security Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Pregis Intellectual Property Security Agreement

IN WITNESS WHEREOF, each Grantor has caused this IP Security Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

PREGIS CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
c/o AEA Investors LLC
Park Avenue Tower
65 East 55th Street
New York, NY 10022

PREGIS HOLDING II CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
c/o AEA Investors LLC
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Pregis Intellectual Property Security Agreement

PREGIS INNOVATIVE PACKAGING INC.

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

HEXACOMB CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

PREGIS MANAGEMENT CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

Pregis Intellectual Property Security Agreement

EX-10.7 23 dex107.htm SECOND LIEN INTELLECTUAL PROPERTY SECURITY AGREEMENT

EXHIBIT 10.7

EXECUTION COPY

SECOND LIEN INTELLECTUAL PROPERTY SECURITY AGREEMENT

This INTELLECTUAL PROPERTY SECURITY AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***IP Security Agreement***") dated October 12, 2005, is made by the Persons listed on the signature pages hereof (collectively, the "***Grantors***") in favor of The Bank of New York, as trustee (the "***Trustee***") for the Secured Parties (as defined in the Credit Agreement referred to below).

WHEREAS, Pregis Corporation, a Delaware corporation, has entered into a Credit Agreement dated as of October 12, 2005 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Credit Agreement***"), with Credit Suisse, as Administrative Agent and as Collateral Agent, Pregis Holding II Corporation, as parent guarantor, the subsidiary guarantors referred to therein and the Lender Parties party thereto. Terms defined in the Credit Agreement and not otherwise defined herein are used herein as defined in the Credit Agreement.

WHEREAS, as a condition precedent to the making of Advances and the issuance of Letters of Credit by the Lender Parties under the Credit Agreement and the entry into Secured Hedge Agreements by the Hedge Banks from time to time, each Grantor has executed and delivered that certain Second Lien Security Agreement dated October 12, 2005 made by the Grantors to the Trustee (as amended, amended and restated, supplemented or otherwise modified from time to time, the "***Security Agreement***").

WHEREAS, under the terms of the Security Agreement, the Grantors have granted to the Trustee, for the ratable benefit of the Secured Parties, a security interest in, among other property, certain intellectual property of the Grantors, and have agreed as a condition thereof to execute this IP Security Agreement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor agrees as follows:

SECTION 1. Grant of Security. Each Grantor hereby grants to the Trustee for the ratable benefit of the Secured Parties a security interest in all of such Grantor's right, title and interest in and to the following (the "***Collateral***"):

(i) the patents and patent applications set forth in Schedule A hereto (the "***Patents***");

(ii) the trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby (the "***Trademarks***");

(iii) all copyrights, whether registered or unregistered, now owned or hereafter acquired by such Grantor, including, without limitation, the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto (the "*Copyrights*");

(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(v) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral of or arising from any of the foregoing.

SECTION 2. Security for Obligations. The grant of a security interest in, the Collateral by each Grantor under this IP Security Agreement secures the payment of all Obligations of such Grantor now or hereafter existing under or in respect of the Loan Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise. Without limiting the generality of the foregoing, this IP Security Agreement secures, as to each Grantor, the payment of all amounts that constitute part of the Secured Obligations and that would be owed by such Grantor to any Secured Party under the Loan Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Loan Party.

SECTION 3. Recordation. Each Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer record this IP Security Agreement.

SECTION 4. Execution in Counterparts. This IP Security Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been entered into in conjunction with the provisions of the Security Agreement. Each Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Trustee with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 6. Governing Law. This IP Security Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Pregis Intellectual Property Security Agreement

IN WITNESS WHEREOF, each Grantor has caused this IP Security Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

PREGIS CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
c/o AEA Investors LLC
Park Avenue Tower
65 East 55th Street
New York, NY 10022

PREGIS HOLDING II CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
c/o AEA Investors LLC
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Pregis Intellectual Property Security Agreement

PREGIS INNOVATIVE PACKAGING INC.

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

HEXACOMB CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

PREGIS MANAGEMENT CORPORATION

By /s/ Kevin J. Corcoran

Name: Kevin J. Corcoran
Title: Chief Financial Officer

Address for Notices:
1900 W. Field Court
Lake Forest, IL 60045

Pregis Intellectual Property Security Agreement

END